Form 10-K, Exhibit 13
period 1994-01-01
DOLE FOOD COMPANY INC
filed 1994-04-01
CIK 18169

                            Dole Food Company, Inc.

                       Consolidated Statement of Income

(in thousands, except per share data)                     1993         1992         1991
- ----------------------------------------------------------------------------------------
Revenue                                             $3,430,521   $3,375,492   $3,215,999
Cost of products sold                                2,880,502    2,862,729    2,636,250
- ----------------------------------------------------------------------------------------
  Gross margin                                         550,019      512,763      579,749
Selling, marketing and administrative expenses         365,250      327,985      355,997
Cost reduction program                                  42,500       45,700           --
- ----------------------------------------------------------------------------------------
  Operating income                                     142,269      139,078      223,752
Interest expense                                       (71,682)     (72,777)     (64,357)
Interest income                                         12,464       15,846       14,942
Gain on sale of 18% of common stock of subsidiary       30,853           --           --
Other expense -- net                                   (15,815)     (10,534)      (5,111)
- ----------------------------------------------------------------------------------------
Income before income taxes and cumulative effect
 of change in accounting principle                      98,089       71,613      169,226
Income taxes                                           (20,200)      (6,400)     (35,500)
- ----------------------------------------------------------------------------------------
Income before cumulative effect of
 change in accounting principle                         77,889       65,213      133,726
Cumulative effect of change in accounting
 principle                                                  --      (49,492)          --
- ----------------------------------------------------------------------------------------
Net income                                          $   77,889   $   15,721   $  133,726
========================================================================================
Earnings per common share, primary and
 fully diluted
  Income before cumulative effect of
   change in accounting principle                   $     1.30   $     1.09   $     2.24
  Cumulative effect of change in
   accounting principle                                     --         (.83)          --
- ----------------------------------------------------------------------------------------
  Net income                                        $     1.30   $      .26   $     2.24
========================================================================================

See Notes to Consolidated Financial Statements.


                                PAGE NINETEEN

                            Dole Food Company, Inc.

                          Consolidated Balance Sheet

(in thousands, except shares outstanding)                    1993         1992
- ------------------------------------------------------------------------------
Current assets
  Cash and short-term investments                      $   37,497   $   57,272
  Receivables -- net                                      407,554      346,284
  Inventories                                             553,428      550,947
  Real estate development inventory                       105,900       85,788
  Prepaid expenses                                         37,970       26,693
- ------------------------------------------------------------------------------
    Total current assets                                1,142,349    1,066,984
Real estate developments                                  288,217      288,475
Investments                                                34,071       31,603
Property, plant and equipment -- net                    1,767,089    1,565,135
Long-term receivables -- net                               70,653       91,608
Other assets                                               85,540       51,258
- ------------------------------------------------------------------------------
                                                       $3,387,919   $3,095,063
==============================================================================
Current liabilities
  Notes payable                                        $   64,050   $   93,513
  Current portion of long-term debt                        14,612       20,802
  Accounts payable                                        163,966      137,604
  Accrued liabilities                                     417,524      393,756
- ------------------------------------------------------------------------------
    Total current liabilities                             660,152      645,675
Long-term debt                                          1,158,297      987,730
Deferred income taxes and other long-term liabilities     430,014      425,304
Minority interests                                         87,342       35,336
Common shareholders' equity
  Common stock (shares outstanding:
   1993 -- 59,455,918; 1992 -- 59,414,655)                320,099      320,057
  Additional paid-in capital                              164,908      163,686
  Retained earnings                                       596,573      542,468
  Cumulative foreign currency translation adjustment      (29,466)     (25,193)
- ------------------------------------------------------------------------------
    Total common shareholders' equity                   1,052,114    1,001,018
- ------------------------------------------------------------------------------
                                                       $3,387,919   $3,095,063
==============================================================================

See Notes to Consolidated Financial Statements.


                                 PAGE TWENTY

                            Dole Food Company, Inc.

Consolidated Statement of Cash Flow

(in thousands)                                        1993       1992       1991
- --------------------------------------------------------------------------------
Operating activities
  Net income                                     $  77,889  $  15,721  $ 133,726
  Adjustments to net income
    Depreciation and amortization                  132,623    109,631     86,777
    Equity (earnings) distributions, net            (3,306)    (1,880)     4,595
    Gain on sale of subsidiary stock               (30,853)        --         --
    Provision (benefit) for deferred income
     taxes                                             649    (33,408)    36,122
    Cumulative effect of accounting change              --     49,492         --
    Charge for cost reduction program               42,500     45,700         --
    Other                                             (963)      (585)        88
    Change in operating assets and
     liabilities, net of effects from
     acquisitions
      Receivables -- net                           (18,603)   (22,024)   (22,492)
      Inventories                                   16,477      4,609    (58,570)
      Prepaid expenses                              (8,222)     1,947     (1,527)
      Real estate developments                     (22,598)   (86,990)   (23,334)
      Other assets                                 (23,145)   (14,345)      (606)
      Accounts payable and accrued liabilities     (31,296)   (35,113)    (4,666)
      Income taxes payable                          (5,636)    13,929    (15,327)
      Other                                          5,146    (13,043)   (12,552)
- --------------------------------------------------------------------------------
        Cash flow from operations                  130,662     33,641    122,234
Investing activities
  Proceeds from property disposals                  17,140      5,917      1,479
  Capital additions                               (218,659)  (191,745)  (325,160)
  Purchase price of acquisitions, net of
   acquired cash                                  (107,996)   (14,342)        --
  Purchases of investments -- net                     (181)    (5,002)    (5,088)
  Other                                              1,659      2,776      2,488
- --------------------------------------------------------------------------------
        Cash flow used in investing activities    (308,037)  (202,396)  (326,281)
Financing activities
  Short-term borrowings                             78,244    149,184    159,933
  Repayments of short-term debt                   (117,014)  (134,313)  (169,133)
  Long-term borrowings                             687,782    359,480    605,027
  Repayments of long-term debt                    (542,487)  (166,734)  (350,680)
  Cash dividends paid                              (23,784)   (23,763)   (29,710)
  Net proceeds on sale of subsidiary common
   stock                                            73,595         --         --
  Other                                              1,264        568      3,388
- --------------------------------------------------------------------------------
        Cash flow from financing activities        157,600    184,422    218,825
Increase (decrease) in cash and short-term
 investments                                       (19,775)    15,667     14,778
Cash and short-term investments at beginning
 of year                                            57,272     41,605     26,827
- --------------------------------------------------------------------------------
Cash and short-term investments at end of year   $  37,497  $  57,272  $  41,605
================================================================================

See Notes to Consolidated Financial Statements.


                               PAGE TWENTY-ONE

                            Dole Food Company, Inc.

Notes to Consolidated Financial Statements

Note 1 -- Summary of Accounting Policies

Principles of Consolidation -- The consolidated financial statements include the accounts of Dole Food Company, Inc. and all significant majority-owned subsidiaries ("the Company").

Annual Closing Date -- The Company's fiscal year ends on the Saturday closest to December 31. Fiscal years 1993, 1992 and 1991 ended on January 1, 1994, January 2, 1993 and December 28, 1991, respectively. Fiscal years 1993 and 1991 had 52 weeks and fiscal year 1992 had 53 weeks.

Inventories -- Inventories are stated at the lower of cost or market. Cost is determined principally on a first-in, first-out basis. Specific identification and average cost methods are also used for packing materials and operating supplies.

Agricultural Costs -- The costs of growing bananas and pineapples are charged to operations as incurred. Growing costs related to other crops are recognized when the crops are harvested and sold.

Real Estate Developments -- Real estate developments are carried at cost, not in excess of net realizable value. Costs which are directly related to land development and construction are capitalized and amortized to cost of sales as closings occur. Income from the sale of land and residential units is recognized when closings have occurred and other criteria for sale and profit recognition are satisfied in accordance with generally accepted accounting principles governing profit recognition for real estate transactions.

Investments -- Investments in affiliates with ownership of 20% to 50% are generally recorded on the equity method.

Property, Plant and Equipment -- Property, plant and equipment are stated at cost, less accumulated depreciation. Depreciation is computed principally by the straight-line method over the estimated useful lives of the assets.

Foreign Exchange -- The U.S. dollar is the functional currency for substantially all of Dole's consolidated operations. Net foreign exchange gains or losses for companies with the U.S. dollar as their functional currency are included in determining net income and resulted in net losses of $3.6 million, $2.4 million and $.4 million, for 1993, 1992 and 1991, respectively. Net exchange gains or losses resulting from the translation of assets and liabilities of foreign subsidiaries whose local currency is the functional currency are accumulated in a separate component of common shareholders' equity.

Income Taxes -- The Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" effective January 1, 1989. Under this method, income tax liabilities and assets are recognized at enacted tax rates for the expected future tax consequences of temporary differences between carrying amounts and the tax basis of assets and liabilities. The income taxes which would be due upon the distribution of foreign subsidiary earnings have not been provided where the undistributed earnings are considered permanently invested.

Earnings Per Common Share -- Primary earnings per common share are based on the weighted average number of shares outstanding during the period after consideration of the dilutive effect of stock options and restricted stock awards. The primary weighted average number of common shares outstanding was
59.7 million for 1993, 1992 and 1991.

Cash and Short-Term Investments -- Cash and short-term investments include cash on hand and time deposits. Such short-term investments generally have maturities of three months or less at the time of purchase.

Fair Value of Financial Instruments -- For short-term financial instruments, the historical carrying amount is a reasonable estimate of fair value. For long-term financial instruments not readily marketable, fair values were estimated based upon discounted future cash flows at prevailing market interest rates. Based on these assumptions, management believes the fair market values of the Company's financial instruments are not materially different from their recorded amounts as of January 1, 1994.

Reclassifications -- Certain prior year amounts have been reclassified to conform to the 1993 presentation.


Note 2 -- Acquisitions

During 1993, the Company acquired certain businesses for an aggregate purchase price of approximately $117 million. These acquisitions included a French dried fruit and nut business with revenues of $65 million, and three French banana ripening and distribution companies which occurred in January 1993. In December 1993, the Company acquired two affiliated fruit juice businesses with combined estimated annual sales of $90 million. The purchase agreement related to this acquisition provides for potential additional consideration to be paid based upon the future operating results of the acquired company through February 1996. The Company also acquired in December 1993,


                               PAGE TWENTY-TWO
five commercial real estate properties. These acquisitions were accounted for as purchases and accordingly, the purchase price was allocated on a preliminary basis to the net assets acquired based upon their estimated fair values at the dates of acquisitions. The fair values of assets acquired and liabilities assumed in connection with these acquisitions were $200 million (including cash of $9 million) and $83 million, respectively.


Note 3 -- Sale of Subsidiary Stock

On March 4, 1993, approximately 18% or 5.4 million shares of the common stock of the Company's residential real estate development company, Castle & Cooke Homes, Inc., was sold at $15 per share through an initial public offering. The Company continues to own the remaining 82% of Castle & Cooke Homes, Inc.'s common stock. Net proceeds from the sale totaled approximately $74 million and resulted in a gain of approximately $31 million ($18 million, net of tax). The minority shareholders' interest of 18% totaled approximately $49 million at January 1, 1994.


Note 4 -- Current Assets and Liabilities

Short-term investments of $11.7 million and $35.3 million in 1993 and 1992, respectively, consisted principally of time deposits. Outstanding checks which are funded as presented for payment totaled $31.7 million and $37.3 million in 1993 and 1992, respectively, and were included in accounts payable.

Details of certain current assets were as follows:

(in thousands)                              1993       1992
- -----------------------------------------------------------
Receivables
  Trade                                 $290,507   $245,539
  Notes and other                        130,253    110,926
  Affiliated operations                   14,343     14,728
- -----------------------------------------------------------
                                         435,103    371,193
  Allowance for doubtful accounts        (27,549)   (24,909)
- -----------------------------------------------------------
                                        $407,554   $346,284
===========================================================
Inventories
  Finished products                     $213,753   $192,339
  Raw materials and work in progress     160,635    152,337
  Growing crop costs                      38,509     46,297
  Packing materials                       69,843     84,345
  Operating supplies and other            70,688     75,629
- -----------------------------------------------------------
                                        $553,428   $550,947
===========================================================

Accrued liabilities in 1993 and 1992 included approximately $105 million and $96 million, respectively, of amounts due to growers.

In 1992, the Company implemented a worldwide cost reduction program which involved employee reductions, facility consolidations and aggressive efforts to reduce procurement costs and enhance productivity. The Company recorded a charge in the fourth quarter of 1992 of $45.7 million for severance and costs associated with these undertakings. In 1993, in line with its continued cost reduction and profit improvement efforts, the Company targeted additional operations for closure and consolidation, resulting in a fourth quarter charge of $42.5 million. Accrued liabilities in 1993 and 1992 included a liability of approximately $46 million and $42 million, respectively, related to these programs.

Note 5 -- Property, Plant and Equipment

Major classes of property, plant and equipment were as follows:

(in thousands)                          1993         1992
- ---------------------------------------------------------
Land and land improvements        $  681,353   $  609,036
Buildings and improvements           499,680      460,415
Machinery and equipment              921,031      768,387
Construction in progress             153,934      114,693
- ---------------------------------------------------------
                                   2,255,998    1,952,531
Accumulated depreciation            (488,909)    (387,396)
- ---------------------------------------------------------
                                  $1,767,089   $1,565,135
=========================================================

At January 1, 1994, the Company had commitments to spend approximately $60 million for vessels for its fresh fruit operations.



                              PAGE TWENTY-THREE

Note 6 -- Debt

Notes payable of $64.1 million in 1993 and $93.5 million in 1992 consisted primarily of short-term borrowings required to fund certain foreign operations.

Long-term debt consisted of:

(in thousands)                                1993        1992
- --------------------------------------------------------------
Unsecured debt
  Notes payable to banks at an
    average interest rate of 3.9%
    (4.4% -- 1992)                      $  397,807  $  757,599
  10.06% senior notes due 1995                  --     172,000
  6.75% notes due 2000                     225,000          --
  7% notes due 2003                        300,000          --
  7.875% debentures due 2013               175,000          --
  Various other notes due 1994-
    2006 at an average interest rate
    of 7.2% (5.5% -- 1992)                  16,604      62,038
Secured debt
  Mortgages, contracts and notes
    due 1994-2006, at an average
    interest rate of 6.7%
    (10.4% -- 1992)                         61,967      17,303
Unamortized debt discount and
  issue costs                               (3,469)       (408)
- --------------------------------------------------------------
                                         1,172,909   1,008,532
Current maturities                         (14,612)    (20,802)
- --------------------------------------------------------------
                                        $1,158,297  $  987,730
==============================================================

On May 6, 1993 and July 27, 1993, the Company sold $300 million and $400 million, respectively, of unsecured notes in public offerings. The $300 million notes bear interest at 7% and mature in 2003. The $400 million issuance is comprised of $225 million notes bearing interest at 6.75% and maturing in 2000 and $175 million notes bearing interest at 7.875% and maturing in 2013. Net proceeds from the sales of the notes were used to refinance outstanding indebtedness, including the early retirement of $172 million of 10.06% senior notes due 1995.

At January 2, 1993, notes payable to banks were comprised of net borrowings under a $1.1 billion revolving credit agreement which was terminated in November 1993.

On November 17, 1993, the Company entered into a $400 million, 364-day revolving credit facility ("Facility"). The initial and each succeeding revolving 364-day term may be extended for an additional 364 days upon approval by the lenders. Alternatively, the outstanding loans, if any, at the end of a 364-day term may be converted to a 3-year term loan at the request of the Company. At the Company's option, borrowings under the Facility bear interest at a certain percentage over the agent's prime rate or the London Interbank Offered Rate ("LIBOR"). There were no borrowings outstanding under the Facility at year-end.

The Company may borrow under uncommitted lines of credit at rates offered from time to time by various banks that may or may not be lenders under the $400 million Facility. At January 1, 1994, net borrowings outstanding under the uncommitted lines of credit totaled $398 million.

At January 2, 1993, Castle & Cooke Homes, Inc. had borrowings under a $75 million revolving credit facility totaling $52.5 million with a weighted average interest rate of 5.1%.

In February 1993, Castle & Cooke Homes, Inc. entered into a $100 million revolving credit facility consisting of an $81 million line of credit for existing operations and a $19 million line of credit which, subject to lender approval, is available for future real estate developments. The $81 million portion of the credit facility requires a series of commitment reductions over its term as follows: $10 million in each of March 1994, September 1994 and March 1995; $20 million in September 1995. The revolving credit facility terminates in March 1996 and is secured by real property. At the option of Castle & Cooke Homes, Inc., the revolving credit facility bears interest at a certain percentage over the agent bank's base rate or LIBOR. Borrowings under this agreement totaled $47.7 million at January 1, 1994 with a weighted average interest rate of 5.5%.

Sinking fund requirements and maturities with respect to long-term debt at January 1, 1994 were as follows (in millions): 1995 -- $22; 1996 -- $33; 1997 --
$399; 1998 -- $1; and thereafter -- $703.

Interest payments during 1993, 1992 and 1991, net of amounts capitalized, totaled $60.0 million, $75.9 million and $67.7 million, respectively. Interest costs of $4.4 million, $5.4 million and $9.1 million were capitalized in 1993, 1992, and 1991, respectively, pertaining to self-constructed assets.


                              PAGE TWENTY-FOUR

Provisions under revolving loan agreements require the Company and certain real estate subsidiaries (in the case of the $100 million credit facility) to comply with certain financial covenants which include maintaining a minimum consolidated net worth and minimum fixed charge coverage ratio and limit the amount of outstanding indebtedness, certain project financing and real estate investments.

Note 7 -- Employee Benefit Plans

The Company has qualified defined benefit pension plans covering most full-time employees. Benefits under these plans are generally based on each employee's eligible compensation, except for certain hourly plans which are based on negotiated benefits, and years of service.

The Company's funding policy is to fund the net periodic pension cost plus a 15-year amortization of the unfunded liability.

The status of the plans was as follows:

(in thousands)                                 1993        1992
- ---------------------------------------------------------------
Actuarial present value of
  accumulated benefit obligation
    Vested                                 $248,492    $219,972
    Non-vested                               16,866      10,378
- ---------------------------------------------------------------
                                           $265,358    $230,350
===============================================================
Actuarial present value of projected
  benefit obligation                       $282,765    $254,530
Plan assets at fair value, primarily
  stocks and bonds                          241,262     220,545
- ---------------------------------------------------------------
Projected benefit obligation in excess
  of plan assets                            (41,503)    (33,985)
Unrecognized net transition
  obligation                                  2,167       3,082
Unrecognized prior service cost               6,763       4,905
Unrecognized net loss                        13,320         854
Additional minimum liability                 (9,120)     (2,907)
- ---------------------------------------------------------------
Accrued pension liability                  $(28,373)   $(28,051)
===============================================================

For U.S. plans, the projected benefit obligation was determined using an assumed discount rate of 7.25% in 1993 and 8.5% in 1992, and an assumed rate of increase in future compensation levels of 5% in 1993 and 6% in 1992. The expected long-term rate of return on assets was 9% in both years. For non-U.S. plans, the projected benefit obligation was determined using assumed discount rates of 12% to 15% in 1993 and 12.5% to 15% in 1992, and assumed rates of increase in future compensation levels of 10% to 13% in 1993 and 10.5% to 13% in 1992. The expected long-term rate of return on assets for non-U.S. plans was 12% to 15% in 1993.

Pension expense included the following components:

(in thousands)                      1993      1992      1991
- ------------------------------------------------------------
Service cost-benefits earned
  during the year               $  6,600  $  6,691  $  6,379
Interest cost on projected
  benefit obligation              21,737    20,894    19,627
Actual return on plan assets     (33,136)  (16,675)  (33,947)
Net amortization and deferral     14,125    (2,085)   14,719
- ------------------------------------------------------------
                                $  9,326  $  8,825  $  6,778
============================================================

The Company has several 401(k) plans generally covering full-time U.S. employees with at least one year of continuous service. Eligible employees may defer a percentage of their annual compensation up to a maximum allowable under federal income tax law to supplement their retirement income. These plans provide for Company contributions based on a certain percentage of each participant's contribution. Total Company contributions to these plans for 1993, 1992 and 1991 were $4.8 million, $4.3 million, and $4.9 million, respectively.

The Company is also a party to various industrywide collective bargaining agreements which also provide pension benefits. Total contributions to these plans plus direct payments to pensioners were $1.9 million in 1993 and $3.0 million in both 1992 and 1991.

In addition to providing pension benefits, the Company provides certain health care and life insurance benefits for eligible retired employees. Certain employees may become eligible for such benefits if they fulfill established requirements upon reaching retirement age.

In 1992, the Company implemented Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." This statement, among other changes, requires companies to accrue the projected costs of retiree benefits during the employee's active service period. The Company elected to immediately recognize the accumulated postretirement benefit obligation as of December 29, 1991 of $82.5 million ($49.5 million, net of tax).


                              PAGE TWENTY-FIVE

The status of the plans was as follows:

(in thousands)                                  1993        1992
- ----------------------------------------------------------------
Accumulated postretirement
  benefit obligation ("APBO")
    Retirees                                 $61,993     $54,737
    Fully eligible actives                    20,560      18,274
    Other actives                             15,511      12,874
- ----------------------------------------------------------------
                                              98,064      85,885
Unrecognized prior service cost                  (92)         --
Unrecognized net loss                         (9,347)       (299)
- ----------------------------------------------------------------
Accrued postretirement
  benefit liability                          $88,625     $85,586
================================================================

Net periodic postretirement benefit cost included the following components:

(in thousands)                                    1993      1992
- ----------------------------------------------------------------
Service cost -- benefits earned during
  the year                                      $  852    $  926
Interest cost on APBO                            7,751     7,622
Net amortization and deferral                        5        --
- ----------------------------------------------------------------
Net periodic postretirement
  benefit cost                                  $8,608    $8,548
================================================================

For U.S. plans, an annual rate of increase in the per capita cost of covered health care benefits of 13.5% in 1993 decreasing to 5.5% in 2010 and thereafter was assumed for 1993, and a level rate of 10.5% was assumed for 1992. For the Company's foreign plan, the assumed health care cost trend rate was 15% in both years. The health care cost trend rate assumption has a significant effect on the amounts reported. Increasing the assumed health care cost trend rate by one percentage point in each year would have resulted in an increase in the Company's APBO as of January 1, 1994 of approximately $9.6 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1993 of approximately $1 million. The weighted average discount rate used in determining the APBO was 7.25% in 1993 and 9% in 1992 for U.S. plans and 15% in both years for the foreign plan. The plans are not funded.

Prior to 1992, the cost of postretirement benefits was recognized as payments were made. These costs totaled $4.9 million during 1991.

Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" is effective for the Company's 1994 fiscal year. This standard requires that the cost of benefits provided to former or inactive employees be recognized on the accrual basis of accounting. Since most of these benefits were already accounted for by the Company on an accrual method, the cumulative effect of adopting this new standard is not expected to be material.

Note 8 -- Stock Options and Awards


Under the 1991 and 1982 Stock Option and Award Plans ("the Plans"), the Company can grant incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock awards and performance share awards to officers and key employees of the Company. Stock options may be exercised for up to ten years from the date of grant with or without stock appreciation rights, as determined by the committee of the Company's Board of Directors administering the Plans. No stock appreciation rights or performance share awards were outstanding at January 1, 1994.


Stock option transactions during 1993 were as follows:


                                             Average
                                   Shares     Price
- ----------------------------------------------------
Beginning of year-outstanding    1,495,730    $29.70
Granted                            411,850     33.12
Exercised                          (41,733)    27.88
Cancelled                         (146,065)    36.52
- ----------------------------------------------------
End of year-outstanding          1,719,782    $29.98
====================================================
Exercisable                      1,172,694    $28.08
====================================================

During 1992, the Company granted 27,500 restricted stock awards to key employees. These awards become fully vested over a five-year period from the date of grant.

Note 9 -- Shareholders' Equity

Authorized capital at January 1, 1994 consisted of 80 million shares of no par value common stock and 30 million shares of no par value preferred stock, issuable in series. At January 1, 1994, approximately 3.8 million shares of common stock were reserved for issuance under the Company's Stock Option and Award Plans (see Note 8). There was no preferred stock outstanding.


                               PAGE TWENTY-SIX

The changes in shareholders' equity were as follows:

                                                                                Cumulative
                                                                                 Foreign         Total
                                                        Additional               Currency        Common        Common
                                               Common    Paid-in    Retained   Translation   Shareholders'     Shares
(in thousands, except share data)              Stock     Capital    Earnings    Adjustment       Equity      Outstanding
- ------------------------------------------------------------------------------------------------------------------------
Balance, December 29, 1990                    $319,912    $159,875  $440,567      $(23,465)     $  896,889    59,270,305
  Net income                                        --          --   133,726            --         133,726            --
  Cash dividends declared ($.40 per share)          --          --   (23,783)           --         (23,783)           --
  Translation adjustments                           --          --        --          (780)           (780)           --
  Other                                            124       3,264        --            --           3,388       123,638
- ------------------------------------------------------------------------------------------------------------------------
Balance, December 28, 1991                     320,036     163,139   550,510       (24,245)      1,009,440    59,393,943
  Net income                                        --          --    15,721            --          15,721            --
  Cash dividends declared ($.40 per share)          --          --   (23,763)           --         (23,763)           --
  Translation adjustments                           --          --        --          (948)           (948)           --
  Other                                             21         547        --            --             568        20,712
- ------------------------------------------------------------------------------------------------------------------------
Balance, January 2, 1993                       320,057     163,686   542,468       (25,193)      1,001,018    59,414,655
  Net income                                        --          --    77,889            --          77,889            --
  Cash dividends declared ($.40 per share)          --          --   (23,784)           --         (23,784)           --
  Translation adjustments                           --          --        --        (4,273)         (4,273)           --
  Other                                             42       1,222        --            --           1,264        41,263
- ------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1994                      $320,099    $164,908  $596,573      $(29,466)     $1,052,114    59,455,918
========================================================================================================================

Note 10 -- Contingencies

The Company is contingently liable as joint indemnitors on surety bonds related to its real estate development operations. Outstanding bond commitments approximated $97 million at January 1, 1994.

The Company is involved from time to time in various claims and legal actions incident to its operations, both as plaintiff and defendant. In the opinion of management, after consultation with legal counsel, none of such claims is expected to have a material adverse effect on the Company.


Note 11 -- Lease Commitments

The Company has obligations under non-cancelable operating leases, primarily for ship charters and containers, and certain equipment and office facilities. Lease terms are generally for less than the economic life of the property. Certain agricultural land leases provide for increases in minimum rentals based on production. Total rental expense was $169 million, $171 million and $147 million (net of sublease income of $19 million, $39 million and $30 million) for 1993, 1992 and 1991, respectively.

At January 1, 1994, the aggregate minimum rental commitments were as follows (in millions): 1994 -- $99; 1995 -- $77; 1996 -- $51; 1997 -- $31; 1998 -- $13 and
thereafter -- $37. Future sublease income totaled $24 million.


                              PAGE TWENTY-SEVEN

Note 12 -- Income Taxes

In 1992, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" and elected to apply the provisions retroactively to 1989. Accordingly, retained earnings at December 30, 1989 were reduced by $31.7 million, the cumulative effect of the change in the method of accounting for income taxes. The accompanying consolidated financial statements for 1991 have been restated for the effects of adopting this standard.

Income tax expense (benefit) was as follows:

(in thousands)                       1993       1992       1991
- ----------------------------------------------------------------
Current
  Federal, state and local        $ 5,926   $ 20,472    $(16,907)
  Foreign                          13,625     19,336      16,285
- ----------------------------------------------------------------
                                   19,551     39,808        (622)
- ----------------------------------------------------------------
Deferred
  Federal, state and local          6,034    (33,408)     36,122
  Foreign                          (5,385)        --          --
- ----------------------------------------------------------------
                                      649    (33,408)     36,122
- ----------------------------------------------------------------
                                  $20,200   $  6,400    $ 35,500
================================================================

Pretax earnings attributable to foreign operations were $145 million, $163 million and $231 million for 1993, 1992 and 1991, respectively. Undistributed earnings of foreign subsidiaries, which have been or are intended to be permanently invested, aggregated $768 million at January 1, 1994.

The Company's reported income tax expense varied from the expense calculated using the U.S. federal statutory tax rate for the following reasons:

(in thousands)                    1993      1992      1991
- -----------------------------------------------------------
Expense computed at U.S.
  federal statutory income
  tax rate                     $ 34,331  $ 24,348  $ 57,537
Foreign income taxed at
  different rates               (24,014)  (21,431)  (25,514)
Dividends from subsidiaries         341       425       174
State and local income
  tax, net of federal income
  tax benefit                     1,715     1,532     1,620
Impact of tax rate change         2,510        --        --
Other                             5,317     1,526     1,683
- -----------------------------------------------------------
Reported income tax
  expense                      $ 20,200  $  6,400  $ 35,500
===========================================================

Total income tax payments for 1993, 1992 and 1991 were $23.7 million, $29.4 million and $19.2 million, respectively.

Deferred tax assets (liabilities) were comprised of the following:

(in thousands)                          1993         1992          1991
- -------------------------------------------------------------------------
Operating reserves                   $  16,769    $  17,919     $ (18,895)
Accelerated depreciation               (41,703)     (42,613)      (39,982)
Inventory valuation methods             10,083       14,437        11,896
Effect of differences between
  book values assigned in
  prior acquisitions and
  historical tax values               (109,953)    (104,245)      (90,909)
Postretirement benefits                 36,336       34,234            --
Current year acquisitions               (8,603)          --            --
Tax credit carryforward                 39,075           --            --
Net operating loss
  carryforward                           3,115       16,042            --
Gain on sale of subsidiary
  stock                                (12,650)          --            --
Other                                  (30,053)     (24,125)      (16,864)
- -------------------------------------------------------------------------
                                     $ (97,584)   $ (88,351)    $(154,754)
=========================================================================

The tax credit carryforward amount is primarily comprised of alternative minimum tax credits which can be utilized to reduce regular tax liabilities and may be carried forward indefinitely. The remaining credits expire from 1998 to 2008.

Total deferred tax assets and deferred tax liabilities were as follows:

(in thousands)                          1993          1992          1991
- --------------------------------------------------------------------------
Deferred tax assets                  $ 200,249     $ 190,546     $ 140,074
Deferred tax liabilities              (297,833)     (278,897)     (294,828)
- --------------------------------------------------------------------------
                                     $ (97,584)    $ (88,351)    $(154,754)
==========================================================================

The Company remains contingently liable with respect to certain tax credits sold with recourse by Flexi-Van Corporation ("Flexi-Van"), the Company's former transportation equipment leasing business, to a third party in 1981. These credits are now being contested by the Internal Revenue Service. Flexi-Van, which separated from the Company in 1987 and was subsequently acquired by David
H. Murdock, has indemnified the Company against obligations that might result from the resolution of this matter.



                              PAGE TWENTY-EIGHT

Note 13 -- Industry and Geographic Area Segment Information

The Company's major operations are in Food Products, Real Estate and Resorts. The Food Products segment procures, grows, processes and markets fruits, vegetables and nuts in the following locations: (1) North America; (2) Latin America -- principally Chile, Colombia, Costa Rica, Ecuador, Honduras and Panama; (3) Far East -- principally Japan, the Philippines and Thailand; and (4) Europe -- principally Germany, France and Italy. Real estate activities are conducted in the United States and consist primarily of holding, developing, operating and selling residential and commercial real estate in Hawaii, California and Arizona. Resorts include two luxury hotels on the Island of Lana'i in Hawaii.

Revenue, operating income, identifiable assets, capital expenditures and depreciation and amortization pertaining to the industries and geographic areas in which the Company operates are presented below. Product transfers between geographic areas are accounted for based on the estimated fair market value of the products.

(in millions)                      1993     1992     1991
- ---------------------------------------------------------
Revenue
  Food Products
    North America                $1,852   $1,997   $1,950
    Latin America                   640      924      931
    Far East                        700      648      589
    Europe                          577      488      445
    Intercompany elimination       (661)    (937)    (951)
- ---------------------------------------------------------
      Total Food Products         3,108    3,120    2,964
  Real Estate                       284      230      235
  Resorts                            39       26       17
- ---------------------------------------------------------
                                 $3,431   $3,376   $3,216
=========================================================
Operating Income
  Food Products
    North America                $   39   $   40   $   35
    Latin America                    62       64       91
    Far East                         77       83       91
    Europe                           --       10       36
- ---------------------------------------------------------
      Total Food Products           178      197      253
  Real Estate                        64       53       41
  Resorts                           (40)     (41)     (39)
  Corporate and unallocated         (17)     (24)     (31)
  Cost reduction program            (43)     (46)      --
- ---------------------------------------------------------
                                 $  142   $  139   $  224
=========================================================

(in millions)                      1993     1992     1991
- ---------------------------------------------------------
Identifiable Assets
  Food Products
    North America                $1,264   $1,199   $1,205
    Latin America                   486      495      469
    Far East                        266      248      195
    Europe                          211       85       53
- ---------------------------------------------------------
      Total Food Products         2,227    2,027    1,922
  Real Estate                       788      715      617
  Resorts                           316      301      292
  Corporate                          57       52       47
- ---------------------------------------------------------
                                 $3,388   $3,095   $2,878
=========================================================
Capital Expenditures
  Food Products                  $  174   $  164   $  259
  Real Estate                         9       18       13
  Resorts                            36       10       53
- ---------------------------------------------------------
                                 $  219   $  192   $  325
=========================================================
Depreciation and Amortization
  Food Products                  $  100   $   88   $   71
  Real Estate                        12        5        5
  Resorts                            16       15       10
  Corporate and unallocated           5        2        1
- ---------------------------------------------------------
                                 $  133   $  110   $   87
=========================================================

Notes: Food Products revenue includes inter-area transfers from Latin America to North America, the Far East and Europe of $418 million in 1993; $731 million in 1992 and $757 million in 1991; inter-area transfers from the Far East to North America and Europe of $227 million in 1993; $206 million in 1992 and $184 million in 1991; inter-area transfers from North America to Latin America, the Far East and Europe of zero in 1993 and 1992 and $10 million in 1991; and inter-area transfers from Europe to North America and Latin America of $16 million in 1993 and zero in 1992 and 1991.

The cost reduction program charge included in operating income for 1993 is related to the Food Products segment. The cost reduction program charge included in operating income for 1992 is allocable to the following segments: Food Products -- $43 million, Real Estate -- $3 million.


                              PAGE TWENTY-NINE

Note 14 -- Quarterly Financial Information (Unaudited)

The following table presents summarized quarterly results.

                                                                   First      Second     Third       Fourth
(in thousands, except per share data)                             Quarter    Quarter    Quarter     Quarter       Year
- -------------------------------------------------------------------------------------------------------------------------
1993
Revenue                                                           $766,488   $863,653  $1,005,791   $794,589   $3,430,521
Gross margin                                                       131,791    159,307     149,203    109,718      550,019
Net income (loss)                                                   53,258     39,656       5,103    (20,128)      77,889
=========================================================================================================================
Earnings (loss) per common share                                  $    .89   $    .66  $      .09   $   (.34)  $     1.30
=========================================================================================================================
1992
Revenue                                                           $753,284   $901,753  $  956,880   $763,575   $3,375,492
Gross margin                                                       120,857    151,673     151,588     88,645      512,763
Income (loss) before cumulative effect of accounting change         26,694     40,064      21,313    (22,858)      65,213
Cumulative effect of accounting change                             (49,492)        --          --         --      (49,492)
- -------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                 $(22,798)  $ 40,064  $   21,313   $(22,858)  $   15,721
=========================================================================================================================
Earnings (loss) per common share
  Income (loss) before cumulative effect of accounting change     $    .45   $    .67  $      .36   $   (.39)  $     1.09
  Cumulative effect of accounting change                              (.83)        --          --         --         (.83)
- -------------------------------------------------------------------------------------------------------------------------
  Net income (loss)                                               $   (.38)  $    .67  $      .36   $   (.39)  $      .26
=========================================================================================================================

Operating results for the fourth quarters of both 1993 and 1992 include a $42.5 million ($26.7 million, net of tax) and a $45.7 million ($27.4 million, net of tax) charge, respectively, for the Company's cost reduction programs.

The first quarter of 1992 has been restated to reflect the adoption of SFAS No.
106. The impact of the adoption was not material in subsequent quarters, which have not been restated. See Note 7 in Notes to Consolidated Financial Statements.

All quarters have 12 weeks, except the third quarters of 1993 and 1992 which have 16 weeks each and the fourth quarter of 1992 which has 13 weeks.

Note 15 -- Common Stock Data (Unaudited)

The following table shows the market price range of the Company's common stock for each quarter in 1993 and 1992.

                         High          Low
- --------------------------------------------
1993
First Quarter           $35 1/2      $30 1/4
Second Quarter           37 7/8       32 1/4
Third Quarter            37 1/2       30 3/8
Fourth Quarter           31 3/4       25 7/8
- --------------------------------------------
Year                    $37 7/8      $25 7/8
============================================
1992
First Quarter           $40          $33
Second Quarter           36 7/8       29 1/4
Third Quarter            31 3/8       26 3/4
Fourth Quarter           32 7/8       26
- --------------------------------------------
Year                    $40          $26
============================================


                                 PAGE THIRTY

                            Dole Food Company, Inc.


Report of Independent Public Accountants

To the Shareholders and Board of Directors of Dole Food Company, Inc.:

We have audited the accompanying consolidated balance sheet of Dole Food Company, Inc. (a Hawaii corporation), and subsidiaries as of January 1, 1994 and January 2, 1993, and the related consolidated statements of income and cash flow for the years ended January 1, 1994, January 2, 1993 and December 28, 1991. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dole Food Company, Inc. and subsidiaries as of January 1, 1994 and January 2, 1993, and the results of their operations and their cash flow for the years ended January 1, 1994, January 2, 1993 and December 28, 1991, in conformity with generally accepted accounting principles.

As discussed in Note 7 to the consolidated financial statements, the Company changed its method of accounting for postretirement benefits other than pensions, effective December 29, 1991.



/s/ ARTHUR ANDERSEN & CO.

Los Angeles, California

February 7, 1994


                               PAGE THIRTY-ONE

                            Dole Food Company, Inc.

Management's Discussion and Analysis of Results of Operations and Financial
 Position

1993 Compared With 1992 --

Revenue -- Consolidated revenue for 1993 was comparable to 1992, increasing $55 million and reaching a record level of over $3.4 billion.

Revenues for the food operations in 1993 and 1992 were level, accounting for just over 90% of consolidated net sales. New businesses acquired in early 1993 accounted for approximately $100 million of revenue growth.

Banana revenues generated in the Company's North America and Far East markets were down in 1993 due to lower prices. Revenues in the European market were also lower as volumes into the European Community ("EC") were limited due to the new EC banana regulations. Overall, the Company's worldwide banana volumes were comparable in 1993 and 1992.

Improvements in 1993 revenue were noted for the fresh vegetable business, attributable to higher lettuce and celery prices. This increase was offset by declines in citrus revenues due to lower volumes and in fresh and packaged pineapple sales due to lower prices.

The Company's residential real estate company, Castle & Cooke Homes, Inc., reported higher revenue in 1993 as home deliveries for both Hawaii and California increased by 46% in 1993 compared to 1992, partially offset by lower average home prices.

Selling, Marketing and Administrative Expenses -- Selling, marketing and administrative expenses increased 11% from $328 million in 1992 to $365 million in 1993. The effect of new acquisitions, plus additional spending for new products and marketing programs for the fresh vegetable and packaged foods operations more than offset savings achieved through cost reduction measures.

Cost Reduction Program -- The Company is continuing its emphasis on cost reduction efforts. Dole has targeted the closure of certain of its businesses which have suffered continuing losses. These include its Hawaiian sugar operations, its Argentina deciduous operation, its Philippine shrimp farming operation and a vegetable packing house. In addition, under Dole's newly implemented management structure, certain functions within each of four global regions, North America, Latin America, the Far East and Europe, are being streamlined and consolidated, resulting in labor savings. One-time costs associated with the above mentioned operational closures and other actions total $43 million on a pretax basis and have been recorded in the 1993 fourth quarter results. The charge included provisions for severance payments and other employee related expenses, facilities consolidation costs, and other related expenses, as well as write-downs of non-recoverable assets resulting from the decision to close the above operations. These new initiatives identified in 1993 are part of the Company's continuing worldwide cost reduction program initially launched in 1992, which is aimed at reducing the Company's cost structure and increasing profitability. However, the ultimate impact on operating results of the cost reduction measures described above and other steps initiated in the prior year will depend on various operating factors and market conditions in which the Company operates.

Operating Income -- Consolidated operating income, before cost reduction charges, was $185 million in both 1993 and 1992. Operating income for the Company's food operations, net of corporate general and administrative expenses and before the 1993 and 1992 charges for cost reduction programs, totaled $161 million in 1993 compared to $173 million in 1992. During 1993, the food operations experienced price pressures on some of its products, resulting in lower earnings. However, the successful implementation of cost reduction efforts throughout the Company partially offset a portion of these earnings declines.

Cost reductions achieved during 1993 were significant, totaling approximately $130 million, including a substantial reduction in the Company's worldwide labor force. Marginally productive banana lands were abandoned and various agricultural and harvesting practices were re-examined and modified to be more cost effective. The efficiency of the Company's shipping service between Latin America and North America was significantly improved. The Company's citrus and deciduous businesses were consolidated in Bakersfield, several citrus packing houses and an underutilized facility in Bakersfield were closed, and the packaged foods headquarters were relocated from San Francisco to Westlake Village, California. Tighter inventory controls and new supplier contracts also contributed significantly to 1993's cost reductions.

Banana earnings which accounted for a significant portion of operating income were lower in 1993 than in 1992 due to several factors. The new European Community banana regulations which impose quotas on bananas exported from Latin America to the EC were implemented on July 1, 1993. These regulations disrupted traditional trading patterns causing banana volumes displaced by the EC restrictions to be shipped into North American and non-EC European banana markets, resulting in lower prices in the affected markets. Earnings were also lower in the Far East markets due to the recession in Japan and increased industry volumes. Another condition which affected the 1993 banana results was an outbreak in the Company's farms in Honduras of sigatoka, a fungus which attacks banana plants. This resulted in reduced volumes and increased fruit costs from that source in the second half of 1993. Steps were taken to control the disease and at year-end, growing costs are returning to more normal levels. In addition, operating income for the fourth quarter of 1992 included an insurance recovery of approximately $15 million related to the 1991 Costa Rican earthquake.

Dole distributes its products in more than 70 countries throughout the world. Its international sales are usually transacted in U.S. dollars and major European and Asian currencies, while many of its costs are incurred in currencies


                               PAGE THIRTY-TWO
different from those that are received from the sale of the product. Results of operations may be significantly affected by fluctuations of currency exchange rates in both the sourcing and selling locations. The overall net impact of foreign currency fluctuations was immaterial to the results of operations in 1993 and 1992.

The packaged foods and fresh pineapple operations also reported lower earnings in 1993. Price pressures for canned pineapple resulted from heavy industry supplies and a drop in demand in Europe and Japan due to recessions in those areas. Prices were also lower in 1993 for Dole's beverage products due to strong competition from lower-priced orange juice, and for fresh pineapple due to the recession.

During 1994 worldwide banana markets will continue to adjust to the new European Community banana regulations and price pressures are expected to persist on canned pineapple and concentrate.

Lower 1993 earnings for bananas and pineapples were partially offset by the strong performance of the fresh vegetable operations resulting primarily from higher lettuce and celery prices and improvements in cost structure. Improved 1993 results were also reported for California table grapes as sales prices were up from 1992 levels.

Included in the Company's real estate operations was Castle & Cooke Homes, Inc., which reported operating income for 1993 of $56 million compared to $52 million for 1992. Higher earnings in 1993 were primarily attributable to an increase in the number of units sold at the Hawaiian developments, partially offset by lower earnings for the California developments.

The Lana'i resorts operations reported an operating loss before depreciation of $24 million for 1993 as compared to $26 million in 1992, with improved occupancy rates for both hotels in 1993. Depreciation expense was approximately $16 million and $15 million in 1993 and 1992, respectively.

Gain on Sale of Subsidiary Common Stock -- On March 4, 1993, approximately 18% or 5.4 million shares of the common stock of Castle & Cooke Homes, Inc. was sold at $15 per share through an initial public offering. The Company continues to own the remaining 82% of Castle & Cooke Homes, Inc.'s common stock. Net proceeds from the sale totaled approximately $74 million and resulted in a gain of approximately $31 million ($18 million, net of tax).

Interest Expense, Net -- Interest expense, net of interest income and capitalized interest, increased to $59 million in 1993 from $57 million in 1992, primarily attributable to higher average debt levels offset by a lower weighted average borrowing rate, and a decline in interest income.

Income Taxes -- The Company's effective income tax rate increased to 20.6% for 1993 from 8.9% in 1992, primarily as a result of a change in the mix of domestic and foreign earnings, largely due to the inclusion of the gain on the initial public offering of Castle & Cooke Homes, Inc. In addition, the higher federal income tax rates enacted in August 1993 required the Company to provide additional taxes on its 1993 domestic earnings, as well as on its net deferred tax liability.

1992 Compared With 1991--

Revenue -- Consolidated revenue increased $160 million or 5% from 1991 to 1992, reaching nearly $3.4 billion. This improvement was largely attributable to the fresh fruit and vegetable operations, primarily citrus which returned to normal packing and farming operating levels after suffering in 1991 from reduced fruit production caused by the December 1990 freeze in California. In fresh vegetables, higher sales volumes for most products resulted in a revenue gain in 1992. The Company's Latin American beverage operation also contributed to the revenue growth as a result of higher soft drink prices and volumes. Bananas accounted for approximately 30% and 32% of consolidated revenue in 1992 and 1991, respectively. Although sales volumes for the Company's banana operations were moderately higher in 1992 and foreign currency exchange rates were favorable compared to 1991, prices worldwide were down, keeping revenue at its 1991 level.

Selling, Marketing and Administrative Expenses -- Selling, marketing and administrative expenses decreased 8% from $356 million in 1991 to $328 million in 1992, primarily due to reduced costs of marketing programs and lower general and administrative expenses.

Cost Reduction Program -- In 1992, the Company implemented a formal worldwide cost reduction program which involved employee reductions, facility consolidations and aggressive efforts to reduce procurement costs and enhance productivity. A fourth quarter pretax charge of $46 million was recorded for severance and costs associated with this program.

Operating Income -- Consolidated operating income for 1992, before the cost reduction charge, was $185 million compared to $224 million in 1991, an overall decline of 17%. The Company's food operations, net of corporate general and administrative expenses and before the cost reduction program charge described above, reported operating income of $173 million in 1992 as compared to $222 million in 1991. This decline was principally related to banana operations, where lower prices due to a worldwide oversupply and global recession led to lower results. Nevertheless, banana operations continued to account for a significant portion of operating income in 1992.

Citrus showed improved results as volumes were significantly higher in 1992 compared to 1991, when volumes were negatively affected by the December 1990 California freeze. The Latin American beverage operations enjoyed improved results in 1992, as did the packaged foods operations. Partially offsetting these increases were lower 1992 results for the dried fruit and nuts and the fresh vegetable operations, primarily attributable to lower first half lettuce prices caused by high industry volumes.

Operating income for 1992 also included an insurance recovery of approximately $15 million related to the 1991 Costa Rican earthquake.


                              PAGE THIRTY-THREE

Included in the Company's real estate operations was the residential business which reported operating income of $52 million for 1992 as compared to $44 million for 1991, an 18% increase. The improvement in earnings was primarily due to an increase in the average sales price of homes sold at the Company's residential projects in Hawaii.

Resort operations and related support activities on the Island of Lana'i in Hawaii reported improved occupancy rates and lower marketing expense in 1992, resulting in an operating loss before depreciation of $26 million for 1992 as compared to $29 million in 1991. Depreciation expense was $15 million and $10 million for 1992 and 1991, respectively.

Interest Expense, Net -- Interest expense, net of interest income and capitalized interest, increased to $57 million in 1992 from $50 million in 1991. This increase reflects the higher average borrowing levels required to finance the Company's capital investments and a lower amount of capitalized interest, partially offset by lower interest rates.

Other Expense -- Other expense increased in 1992, primarily the result of higher minority interest expense related to improved earnings for the Company's citrus and Latin American beverage operations.

Income Taxes -- The Company's effective income tax rate decreased from 21% in 1991 to 8.9% in 1992 as a result of the effect of the significant fourth quarter charge for the cost reduction program on the mix of foreign and domestic earnings.

New Accounting Pronouncements -- In 1992, the Company implemented Statements of Financial Accounting Standards Nos. 106 and 109 covering postretirement benefits and income tax accounting. Complying with the requirements of these standards resulted in a one-time non-cash charge to 1992 earnings of $49 million, net of tax, and a retroactive charge to prior earnings of $32 million. The impact of the adoption of these standards is more fully described in the Consolidated Financial Statements and related Notes.

Liquidity and Capital Resources --

In 1993, the Company's working capital requirements and capital programs were financed through a combination of internally generated funds and external borrowings. Cash flow from operations was $131 million for 1993, an increase of $97 million from $34 million for 1992. The increase was primarily attributable to decreased spending for real estate developments.

Cash flow from financing activities of $158 million in 1993 decreased from $184 million in 1992. The Company's financing needs were lower in 1993 in part due to the proceeds generated by the March 1993 initial public offering of Castle & Cooke Homes, Inc. The balance of the Company's financing needs were met primarily by long-term borrowings.

On May 6, 1993 and July 27, 1993, the Company sold $300 million and $400 million, respectively, of unsecured notes in public offerings. The $300 million notes bear interest at 7% and mature in 2003. The $400 million issuance is comprised of $225 million notes bearing interest at 6.75% and maturing in 2000 and $175 million notes bearing interest at 7.875% and maturing in 2013. Net proceeds from the sale of the notes were used to refinance outstanding indebtedness.

On November 17, 1993, the Company entered into a $400 million, 364-day revolving credit facility ("Facility"). The initial and each succeeding revolving 364-day term may be extended for an additional 364 days upon approval by the lenders. Alternatively, the outstanding loans, if any, at the end of a 364-day term may be converted to a 3-year term loan at the request of the Company. At the Company's option, borrowings under the Facility bear interest at a certain percentage over the agent's prime rate or the London Interbank Offered Rate ("LIBOR"). There were no borrowings outstanding under the Facility at year-end.

The Company may borrow under uncommitted lines of credit at rates offered from time to time by various banks that may or may not be lenders under the $400 million Facility. At January 1, 1994, net borrowings under the uncommitted lines of credit totaled approximately $398 million, with a weighted average interest rate of 3.9%.

In connection with the initial public offering mentioned above, Castle & Cooke Homes, Inc. entered into a $100 million revolving credit facility with a group of banks. The revolving credit facility has a term of three years and bears interest at a variable rate. At January 1, 1994, borrowings under this credit facility totaled $48 million, with a weighted average interest rate of 5.5%.

Capital expenditures for 1993 totaled approximately $219 million, of which $174 million was invested in the Company's food operations for infrastructure, further development and modernization of new and existing facilities and progress payments on new vessels. The remaining progress payments related to the vessels, which are expected to be delivered in 1994, total approximately $60 million.

During 1993, the Company acquired certain businesses for an aggregate purchase price of approximately $117 million. These acquisitions included a French dried fruit and nut business with revenues of $65 million, and three French banana ripening and distribution companies which occurred in January 1993. In December 1993, the Company acquired two affiliated fruit juice businesses with combined estimated annual sales of $90 million. The purchase agreement related to this acquisition provides for potential additional consideration to be paid based upon the future operating results of the acquired company through February 1996. The Company also acquired in December 1993, five commercial real estate properties.

During 1993, an additional $36 million was invested in the continuing development of the Lana'i resort project, primarily related to the Manele Bay golf course.

The Company declared and paid four quarterly dividends of 10 cents per share on its common stock totaling approximately $24 million in 1993.


                              PAGE THIRTY-FOUR

                            Dole Food Company, Inc.



Results of Operations and Selected Financial Data

(in millions, except per share data)                    1993      1992      1991      1990      1989      1988      1987      1986
- ----------------------------------------------------------------------------------------------------------------------------------
Revenue                                               $3,431    $3,376    $3,216    $3,003    $2,718    $2,469    $1,855    $1,777
Cost of products sold                                  2,881     2,863     2,636     2,419     2,167     1,919     1,456     1,386
- ----------------------------------------------------------------------------------------------------------------------------------
  Gross margin                                           550       513       580       584       551       550       399       391
Selling, marketing and administrative expenses           365       328       356       355       352       355       247       260
Cost reduction program                                    43        46        --        --        --        --        --        --
- ----------------------------------------------------------------------------------------------------------------------------------
  Operating income                                       142       139       224       229       199       195       152       131
Interest expense -- net                                  (59)      (57)      (50)      (42)      (41)      (34)      (15)      (26)
Gain on sale of subsidiary stock or
  investment                                              31        --        --         8        --        18        --        --
Other expense -- net                                     (16)      (11)       (5)       (7)       (7)       (4)       (3)       (5)
- ----------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before
  income taxes and accounting change                      98        71       169       188       151       175       134       100
Income taxes                                             (20)       (6)      (35)      (68)      (56)      (63)      (45)      (27)
- ----------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before
  accounting change                                       78        65       134       120        95       112        89        73
Discontinued operations                                   --        --        --        --        --        --         8       (29)
- ----------------------------------------------------------------------------------------------------------------------------------
Income before accounting change                           78        65       134       120        95       112        97        44
Cumulative effect of accounting change                    --       (49)       --        --       (32)       --        --        --
- ----------------------------------------------------------------------------------------------------------------------------------
Net income                                            $   78    $   16    $  134    $  120    $   63    $  112    $   97    $   44
==================================================================================================================================
Earnings per common share, fully diluted
  Continuing operations                                $1.30    $ 1.09     $2.24     $2.03     $1.60     $1.90     $1.49     $1.22
  Cumulative effect of accounting change                  --      (.83)       --        --      (.53)       --        --        --
  Net income                                           $1.30    $  .26     $2.24     $2.03     $1.07     $1.90     $1.60      $.56
==================================================================================================================================
Other statistics
  Working capital                                     $  482    $  421    $  466    $  309    $  102    $  350    $  306    $  324
  Total assets                                         3,388     3,095     2,878     2,499     2,349     1,922     1,711     1,227
  Long-term debt                                       1,158       988       813       542       244       331       341       139
  Total debt                                           1,237     1,102       889       638       648       431       385       198
  Convertible preferred stocks                            --        --        --        --        --        --       107       108
  Common shareholders' equity                          1,052     1,001     1,009       897       804       743       532       470
  Cash dividends declared per common share               .40       .40       .40       .10        --        --        --        --
  Capital additions for continuing operations            219       192       325       247       304       155        87        34
  Depreciation and amortization from
    continuing operations                                133       110        87        72        58        44        29        30
==================================================================================================================================

Note: The results of operations of Flexi-Van Corporation for 1987 and 1986 have been presented as a discontinued operation.


                              PAGE THIRTY-FIVE

Company and Shareholder Information


The Company

Founded in Hawaii in 1851, Dole Food Company, Inc. is the world's largest producer and marketer of fresh fruits and vegetables, and markets a growing line of packaged foods. It is also a major real estate owner and developer in Hawaii, California and Arizona. The Company does business in more than 70 countries and employs approximately 45,000 full-time people worldwide.


Corporate Headquarters

31355 Oak Crest Drive
Westlake Village, CA  91361
(818) 879-6600


Auditors

Arthur Andersen & Co.
633 West Fifth Street
Los Angeles, CA  90071


Securities Transfer Agent

The First National Bank of Boston
P.O. Box 644
Boston, MA  02102


Shareholder Inquiries

Shareholders and members of the investment industry should direct inquiries to:

Office of the Corporate Secretary
Dole Food Company, Inc.
31355 Oak Crest Drive
Westlake Village, CA 91361
(818) 879-6600


Form 10-K

A copy of Dole Food Company, Inc.'s Form 10-K, a corporate operational and financial report filed annually with the Securities and Exchange Commission, is available upon request without charge.


Stock Exchange

Dole Food Company, Inc.'s common stock (DOL) is traded on the New York and Pacific Stock Exchanges.



 [PRINTED ON RECYCLED
PAPER LOGO APPEARS HERE]

The financial pages of this annual report are printed on recycled paper.

Dole(R) is a registered trademark of Dole Food Company, Inc. The Lodge at Koele, The Manele Bay Hotel, The Experience at Koele and The Challenge at Manele are trademarks and service marks of Dole Food Company, Inc. and/or its affiliates.

(C) 1994 Dole Food Company, Inc. All rights reserved.


                               PAGE THIRTY-SEVEN