Form 10-K405, Exhibit 13
DOLE FOOD COMPANY INC
filed 1995-03-30
CIK 18169

DOLE FOOD COMPANY, INC.

CONSOLIDATED STATEMENTS OF INCOME

(IN THOUSANDS, EXCEPT PER SHARE DATA)                                                     1994           1993           1992
----------------------------------------------------------------------------------------------------------------------------
Revenue                                                                             $3,841,566     $3,430,521     $3,375,492
Cost of products sold                                                                3,239,041      2,880,502      2,862,729
----------------------------------------------------------------------------------------------------------------------------
  Gross margin                                                                         602,525        550,019        512,763
Selling, marketing and administrative expenses                                         428,578        365,250        327,985
Cost reduction program                                                                      --         42,500         45,700
----------------------------------------------------------------------------------------------------------------------------
  Operating income                                                                     173,947        142,269        139,078
Interest expense                                                                       (88,930)       (71,682)       (72,777)
Interest income                                                                         11,907         12,464         15,846
Gain on sale of 18% of common stock of subsidiary                                           --         30,853             --
Other expense -- net                                                                    (8,741)       (15,815)       (10,534)
----------------------------------------------------------------------------------------------------------------------------
Income before income taxes and cumulative effect of change in
  accounting principle                                                                  88,183         98,089         71,613
Income taxes                                                                           (20,300)       (20,200)        (6,400)
----------------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of change in accounting principle                       67,883         77,889         65,213
Cumulative effect of change in accounting principle                                         --             --        (49,492)
----------------------------------------------------------------------------------------------------------------------------
Net income                                                                          $   67,883     $   77,889     $   15,721
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
Earnings per common share, primary and fully diluted
  Income before cumulative effect of change in accounting principle                 $     1.14     $     1.30     $     1.09
  Cumulative effect of change in accounting principle                                       --             --           (.83)
----------------------------------------------------------------------------------------------------------------------------
  Net income                                                                        $     1.14     $     1.30     $      .26
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

DOLE FOOD COMPANY, INC.

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS, EXCEPT SHARES OUTSTANDING)                                                                1994           1993
----------------------------------------------------------------------------------------------------------------------------
Current assets
  Cash and short-term investments                                                                  $   46,566     $   37,497
  Receivables -- net                                                                                  510,221        407,554
  Inventories                                                                                         558,400        553,428
  Real estate development inventory                                                                   183,492        105,900
  Prepaid expenses                                                                                     47,320         37,970
----------------------------------------------------------------------------------------------------------------------------
    Total current assets                                                                            1,345,999      1,142,349
Real estate developments                                                                              341,526        288,217
Investments                                                                                            65,633         34,071
Property, plant and equipment -- net                                                                1,926,453      1,767,089
Long-term receivables -- net                                                                           54,487         70,653
Other assets                                                                                          114,584         85,540
----------------------------------------------------------------------------------------------------------------------------
                                                                                                   $3,848,682     $3,387,919
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
Current liabilities
  Notes payable                                                                                    $   50,366     $   64,050
  Current portion of long-term debt                                                                     3,450         14,612
  Accounts payable                                                                                    212,859        163,966
  Accrued liabilities                                                                                 438,451        417,524
----------------------------------------------------------------------------------------------------------------------------
    Total current liabilities                                                                         705,126        660,152
Long-term debt                                                                                      1,554,504      1,158,297
Deferred income taxes and other long-term liabilities                                                 483,730        430,014
Minority interests                                                                                     24,681         87,342
Common shareholders' equity
  Common stock (shares outstanding: 1994 -- 59,478,108; 1993 -- 59,455,918)                           320,121        320,099
  Additional paid-in capital                                                                          165,541        164,908
  Retained earnings                                                                                   634,717        596,573
  Cumulative foreign currency translation adjustment                                                  (39,738)       (29,466)
----------------------------------------------------------------------------------------------------------------------------
    Total common shareholders' equity                                                               1,080,641      1,052,114
----------------------------------------------------------------------------------------------------------------------------
                                                                                                   $3,848,682     $3,387,919
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

DOLE FOOD COMPANY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOW

(IN THOUSANDS)                                                                            1994           1993           1992
----------------------------------------------------------------------------------------------------------------------------
Operating activities
  Net income                                                                         $  67,883      $  77,889      $  15,721
  Adjustments to net income
    Depreciation and amortization                                                      147,670        132,623        109,631
    Undistributed equity earnings                                                       (2,470)        (3,306)        (1,880)
    Gain on sale of subsidiary stock                                                        --        (30,853)            --
    Provision (benefit) for deferred income taxes                                        8,530            649        (33,408)
    Cumulative effect of accounting change                                                  --             --         49,492
    Charge for cost reduction program                                                       --         42,500         45,700
    Other                                                                                1,232           (963)          (585)
    Change in operating assets and liabilities, net of effects from acquisitions
      Receivables -- net                                                              (107,540)       (18,603)       (22,024)
      Inventories                                                                        2,007         16,477          4,609
      Prepaid expenses                                                                  (9,062)        (8,222)         1,947
      Real estate developments                                                         (77,032)       (22,598)       (86,990)
      Other assets                                                                     (28,673)       (23,145)       (14,345)
      Accounts payable and accrued liabilities                                          53,460        (31,296)       (35,113)
      Income taxes payable                                                               8,558         (5,636)        13,929
      Other                                                                              5,010          5,146        (13,043)
----------------------------------------------------------------------------------------------------------------------------
        Cash flow from operations                                                       69,573        130,662         33,641
Investing activities
  Proceeds from property disposals                                                      17,657         17,140          5,917
  Capital additions                                                                   (239,717)      (218,659)      (191,745)
  Purchase price of acquisitions, net of acquired cash                                 (93,115)      (107,996)       (14,342)
  Purchases of investments -- net                                                       (3,286)          (181)        (5,002)
  Purchase of minority interest in subsidiary                                          (85,000)            --             --
  Other                                                                                   (614)         1,659          2,776
----------------------------------------------------------------------------------------------------------------------------
        Cash flow used in investing activities                                        (404,075)      (308,037)      (202,396)
Financing activities
  Short-term borrowings                                                                 54,213         78,244        149,184
  Repayments of short-term debt                                                        (69,202)      (117,014)      (134,313)
  Long-term borrowings                                                                 415,185        687,782        359,480
  Repayments of long-term debt                                                         (34,004)      (542,487)      (166,734)
  Cash dividends paid                                                                  (23,791)       (23,784)       (23,763)
  Net proceeds on sale of subsidiary common stock                                           --         73,595             --
  Other                                                                                  1,170          1,264            568
----------------------------------------------------------------------------------------------------------------------------
        Cash flow from financing activities                                            343,571        157,600        184,422
Increase (decrease) in cash and short-term investments                                   9,069        (19,775)        15,667
Cash and short-term investments at beginning of year                                    37,497         57,272         41,605
----------------------------------------------------------------------------------------------------------------------------
Cash and short-term investments at end of year                                       $  46,566      $  37,497      $  57,272
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

DOLE FOOD COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION -- The consolidated financial statements include the accounts of Dole Food Company, Inc. and all significant majority-owned subsidiaries ("the Company").

ANNUAL CLOSING DATE -- The Company's fiscal year ends on the Saturday closest to December 31. Fiscal years 1994, 1993 and 1992 ended on December 31, 1994, January 1, 1994 and January 2, 1993, respectively. Fiscal years 1994 and 1993 each had 52 weeks and fiscal year 1992 had 53 weeks.

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

REAL ESTATE DEVELOPMENTS -- Real estate developments are carried at cost, not in excess of net realizable value. Costs which are directly related to land development and construction are capitalized and amortized to cost of sales as closings occur. Profit from the sale of land and residential units is recognized when closings have occurred and other criteria for sale and profit recognition are satisfied in accordance with generally accepted accounting principles.

INVESTMENTS -- Investments in affiliates with ownership of 20% to 50% are generally recorded on the equity method.

PROPERTY, PLANT AND EQUIPMENT -- Property, plant and equipment are stated at cost, less accumulated depreciation. Depreciation is computed principally by the straight-line method over the estimated useful lives of the assets.

FOREIGN EXCHANGE -- The U.S. dollar is the functional currency for substantially all of Dole's consolidated operations. Net foreign exchange gains or losses for companies with the U.S. dollar as their functional currency are included in determining net income and resulted in net losses of $3.5 million, $3.6 million and $2.4 million, for 1994, 1993 and 1992, respectively. Net exchange gains or losses resulting from the translation of assets and liabilities of foreign subsidiaries whose local currency is the functional currency are accumulated in a separate component of common shareholders' equity.

INCOME TAXES -- Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates to the differences between financial statement carrying amounts and the tax bases of assets and liabilities. The income taxes which would be due upon the distribution of foreign subsidiary earnings have not been provided where the undistributed earnings are considered permanently invested.

EARNINGS PER COMMON SHARE -- Primary earnings per common share are based on the weighted average number of shares outstanding during the period after consideration of the dilutive effect of stock options and restricted stock awards. The primary weighted average number of common shares outstanding was
59.7 million for 1994, 1993 and 1992.

CASH AND SHORT-TERM INVESTMENTS -- Cash and short-term investments include cash on hand and time deposits. Such short-term investments generally have maturities of three months or less at the time of purchase.

FAIR VALUE OF FINANCIAL INSTRUMENTS -- For short-term financial instruments, the historical carrying amount is a reasonable estimate of fair value. For long-term financial instruments not readily marketable, fair values were estimated based upon discounted future cash flows at prevailing market interest rates. Based on these assumptions, management believes the fair market values of the Company's financial instruments other than certain debt instruments (see Note 6) are not materially different from their recorded amounts as of December 31, 1994 and January 1, 1994.

RECLASSIFICATIONS -- Certain prior year amounts have been reclassified to conform to the 1994 presentation.

NOTE 2 -- ACQUISITIONS

During 1994, the Company acquired certain businesses for an aggregate purchase price of approximately $94 million. These acquisitions included a 35% interest in a produce distribution company in the United Kingdom, as well as various other food and food related operations. The Company also purchased three commercial real estate properties. In 1993, the Company invested $117 million to acquire various businesses including a French dried fruit and nut business, three French banana ripening and distribution companies, two affiliated fruit juice businesses and five commercial real estate properties. The purchase agreement related to the 1993 acquisition of the fruit juice businesses provides for potential additional consideration to be paid based upon future operating results.

Each of these acquisitions was accounted for as a purchase and, accordingly, the purchase price was allocated to the net assets acquired based upon their estimated fair values at the date of acquisition. The fair values of assets acquired and liabilities assumed in connection with the 1994 acquisitions totaled $121 million (including cash of $1 million) and $27 million, respectively, and $200 million (including cash of $9 million) and $83 million, respectively, for the 1993 acquisitions.

NOTE 3 -- SUBSIDIARY STOCK TRANSACTIONS

During the first quarter of 1993, approximately 18% or 5.4 million shares of the common stock of the Company's residential real estate development company, Castle & Cooke Homes, Inc., was sold at $15 per share through an initial public offering. Net proceeds from the sale totaled approximately $74 million and resulted in a gain of approximately $31 million ($18 million, net of tax).

During the fourth quarter of 1994, the Company acquired the minority shareholders' interest in Castle & Cooke Homes, Inc. through a cash tender offer for $15.75 per share, or for an aggregate purchase price of $85 million including related expenses. This transaction was accounted for as a purchase. The excess of the purchase price over the book basis of the minority interest acquired, after consideration of related tax effects, was allocated to real estate developments.

NOTE 4 -- CURRENT ASSETS AND LIABILITIES

Short-term investments of $8.3 million and $11.7 million in 1994 and 1993, respectively, consisted principally of time deposits. Outstanding checks which are funded as presented for payment totaled $38.9 million and $31.7 million in 1994 and 1993, respectively, and were included in accounts payable.

Details of certain current assets were as follows:

(IN THOUSANDS)                          1994        1993
--------------------------------------------------------
Receivables
  Trade                             $394,806    $290,507
  Notes and other                    144,019     130,253
  Affiliated operations                7,294      14,343
--------------------------------------------------------
                                     546,119     435,103
  Allowance for doubtful accounts    (35,898)    (27,549)
--------------------------------------------------------
                                    $510,221    $407,554
--------------------------------------------------------
--------------------------------------------------------
Inventories
  Finished products                 $205,922    $213,753
  Raw materials and work in progress 138,152     160,635
  Growing crop costs                  36,605      38,509
  Packing materials                   96,729      69,843
  Operating supplies and other        80,992      70,688
--------------------------------------------------------
                                    $558,400    $553,428
--------------------------------------------------------
--------------------------------------------------------

Accrued liabilities in 1994 and 1993 included approximately $84.6 million and $104.6 million, respectively, of amounts due to growers.

In 1992, the Company implemented a worldwide cost reduction program which involved employee reductions, facility consolidations and aggressive efforts to reduce procurement and other costs and to enhance productivity. The Company recorded a charge in the fourth quarter of 1992 of $45.7 million for severance and costs associated with these undertakings. In 1993, in line with its continued cost reduction and profit improvement efforts, the Company targeted additional operations for closure and consolidation, resulting in a fourth quarter charge of $42.5 million. Accrued liabilities in 1994 and 1993 reflected approximately $12.2 million and $45.9 million, respectively, of amounts related to these programs.

NOTE 5 -- PROPERTY, PLANT AND EQUIPMENT

Major classes of property, plant and equipment were as follows:

(IN THOUSANDS)                       1994         1993
------------------------------------------------------
Land and land improvements     $  769,315   $  681,353
Buildings and improvements        619,918      499,680
Machinery and equipment         1,038,734      921,031
Construction in progress           95,238      153,934
------------------------------------------------------
                                2,523,205    2,255,998
Accumulated depreciation         (596,752)    (488,909)
------------------------------------------------------
                               $1,926,453   $1,767,089
------------------------------------------------------
------------------------------------------------------

Depreciation expense for 1994, 1993 and 1992 totaled $134.3 million, $120.8 million and $106.6 million, respectively.

At December 31, 1994, the Company had remaining commitments to spend approximately $12 million for vessels for its fresh fruit operations.

NOTE 6 -- DEBT

Notes payable consisted primarily of short-term borrowings required to fund certain foreign operations and totaled $50.4 million with a weighted average interest rate of 6.2% at the end of 1994, and $64.1 million with a weighted average interest rate of 9.6% at the end of 1993.

Long-term debt consisted of:

(IN THOUSANDS)                            1994         1993
-----------------------------------------------------------
Unsecured debt
  Notes payable to banks at an
    average interest rate of 6.2%
    (3.9% -- 1993)                  $  835,598   $  397,807
  6.75% notes due 2000                 225,000      225,000
  7% notes due 2003                    300,000      300,000
  7.875% debentures due 2013           175,000      175,000
  Various other notes due 1995 --
    2006 at an average interest rate
    of 5.2% (7.2% -- 1993)               7,840       16,604
Secured debt
  Mortgages, contracts and notes
    due 1995-2007, at an average
    interest rate of 9.6%
    (6.7% -- 1993)                      17,608       61,967
Unamortized debt discount and
  issue costs                           (3,092)      (3,469)
-----------------------------------------------------------
                                     1,557,954    1,172,909
Current maturities                      (3,450)     (14,612)
-----------------------------------------------------------
                                    $1,554,504   $1,158,297
-----------------------------------------------------------
-----------------------------------------------------------

On May 6, 1993 and July 27, 1993, the Company sold $300 million and $400 million, respectively, of unsecured noncallable notes in public offerings. The $300 million notes bear interest at 7% and mature in 2003. The $400 million issuance is comprised of $225 million notes bearing interest at 6.75% and maturing in 2000 and $175 million notes bearing interest at 7.875% and maturing in 2013. The Company estimates the fair value of its fixed interest rate unsecured debt based on current quoted market prices. The estimated fair value was $628 million at December 31, 1994. At January 1, 1994, the estimated fair value approximated book value.

In November 1993, the Company entered into a $400 million, 364-day revolving credit facility. There were no borrowings outstanding under this facility at January 1, 1994. In May 1994, the Company replaced its $400 million facility with a $1 billion, 5-year revolving credit facility ("Facility"). At the Company's option, borrowings under the Facility bear interest at the agent's prime rate or at a certain percentage over the London Interbank Offered Rate ("LIBOR"). Provisions under the Facility require the Company to comply with certain financial covenants which include a maximum permitted ratio of consolidated debt to net worth and a minimum required fixed charge coverage ratio. At December 31, 1994, net borrowings outstanding under this Facility totaled approximately $771 million.

The Company may also borrow under uncommitted lines of credit at rates offered from time to time by various banks that may or may not be lenders under the Facility. Net borrowings outstanding under the uncommitted lines of credit totaled $65.0 million and $397.8 million at December 31, 1994 and January 1, 1994, respectively.

At January 1, 1994, Castle & Cooke Homes, Inc. had borrowings under its $100 million revolving credit facility totaling $47.7 million with a weighted average interest rate of 5.5%. During 1994, this credit facility was amended to increase available borrowings from $100 million to $135 million. In December 1994, in conjunction with the Company's tender offer, all borrowings outstanding under this credit agreement were refinanced using the Company's Facility, at which time the Castle & Cooke Homes, Inc. credit facility was terminated.

Sinking fund requirements and maturities with respect to long-term debt at December 31, 1994 were as follows (in millions): 1996 -- $4.5; 1997 -- $2.1;
1998 -- $1.9; 1999 -- $837.4; and thereafter -- $708.6.

Interest payments during 1994, 1993 and 1992, net of amounts capitalized, totaled $90.2 million, $60.0 million and $75.9 million, respectively. Interest costs of $7.0 million, $4.4 million and $5.4 million were capitalized in 1994, 1993 and 1992, respectively, pertaining to constructed assets.

NOTE 7 -- EMPLOYEE BENEFIT PLANS

The Company has qualified defined benefit pension plans covering certain full-time employees. Benefits under these plans are generally based on each employee's eligible compensation, except for certain hourly plans which are based on negotiated benefits and years of service.

For U.S. plans, the Company's funding policy is to fund the net periodic pension cost plus a 15-year amortization of the unfunded liability. The plans covering foreign employees are generally not funded.

The status of the plans was as follows:

(IN THOUSANDS)                               1994        1993
-------------------------------------------------------------
Actuarial present value of
  accumulated benefit obligation
    Vested                               $233,202    $248,492
    Non-vested                             14,001      16,866
-------------------------------------------------------------
                                         $247,203    $265,358
-------------------------------------------------------------
Actuarial present value of projected
  benefit obligation                     $265,158    $282,765
Plan assets at fair value, primarily
  stocks and bonds                        220,229     241,262
-------------------------------------------------------------
Projected benefit obligation in excess
  of plan assets                          (44,929)    (41,503)
Unrecognized net transition
  obligation                                2,646       2,167
Unrecognized prior service cost             6,244       6,763
Unrecognized net loss                      17,447      13,320
Additional minimum liability              (11,612)     (9,120)
-------------------------------------------------------------
Accrued pension liability                $(30,204)   $(28,373)
-------------------------------------------------------------
-------------------------------------------------------------

For U.S. plans, the projected benefit obligation was determined using an assumed discount rate of 8.5% in 1994 and 7.25% in 1993, and an assumed rate of increase in future compensation levels of 5% in both 1994 and 1993. The expected long-term rate of return on assets was 9% in both years. For non-U.S. plans, the projected benefit obligation was determined using assumed discount rates of 12% to 20% in 1994 and 12% to 15% in 1993, and assumed rates of increase in future compensation levels of 10% to 17.5% in 1994 and 10% to 13% in 1993. The expected long-term rate of return on assets for non-U.S. plans was 12% to 20% in 1994 and 12% to 15% in 1993.

Pension expense included the following components:

(IN THOUSANDS)                   1994       1993       1992
-----------------------------------------------------------
Service cost-benefits earned
  during the year            $  8,049   $  6,600   $  6,691
Interest cost on projected
  benefit obligation           21,232     21,737     20,894
Actual (return) loss
  on plan assets                4,954    (33,136)   (16,675)
Net amortization and deferral (24,325)    14,125     (2,085)
-----------------------------------------------------------
                             $  9,910   $  9,326   $  8,825
-----------------------------------------------------------
-----------------------------------------------------------

The Company has several 401(k) plans generally covering full-time U.S. employees with at least one year of continuous service. Eligible employees may defer a percentage of their annual compensation up to a maximum allowable under federal income tax law to supplement their retirement income. These plans provide for Company contributions based on a certain percentage of each participant's contribution. Total Company contributions to these plans for 1994, 1993 and 1992 were $4.9 million, $4.8 million and $4.3 million, respectively.

The Company is also a party to various industrywide collective bargaining agreements which also provide pension benefits. Total contributions to these plans plus direct payments to pensioners were $1.5 million in 1994, $1.9 million in 1993 and $3.0 million in 1992.

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

The status of the plans was as follows:

(IN THOUSANDS)                        1994        1993
------------------------------------------------------
 Accumulated postretirement
  benefit obligation ("APBO")
    Retirees                       $63,809     $61,993
    Fully eligible actives           9,886      20,560
    Other actives                    9,042      15,511
------------------------------------------------------
                                    82,737      98,064
Unrecognized prior service cost      1,516         (92)
Unrecognized net gain (loss)         4,447      (9,347)
------------------------------------------------------
Accrued postretirement
  benefit liability                $88,700     $88,625
------------------------------------------------------
------------------------------------------------------

Net periodic postretirement benefit cost included the following components:

(IN THOUSANDS)                              1994        1993
------------------------------------------------------------
Service cost -- benefits earned during
  the year                                $  609      $  852
Interest cost on APBO                      7,044       7,751
Net amortization and deferral                 35           5
------------------------------------------------------------
Net periodic postretirement
  benefit cost                            $7,688      $8,608
------------------------------------------------------------
------------------------------------------------------------

For U.S. plans, an annual rate of increase in the per capita cost of covered health care benefits of 13.0% in 1995 decreasing to 5.5% in 2010 and thereafter was assumed in determining the APBO for 1994, and 13.5% in 1994 decreasing to 5.5% in 2010 was assumed in determining the APBO for 1993. For the Company's foreign plan, the assumed health care cost trend rate was 20% in 1994 and 15% in 1993. The health care cost trend rate assumption has a significant effect on the amounts reported. Increasing the assumed health care cost trend rate by one percentage point in each year would have resulted in an increase in the Company's APBO as of December 31, 1994 of approximately $8.9 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1994 of approximately $1.0 million. The weighted average discount rate used in determining the APBO was 8.5% in 1994 and 7.25% in 1993 for U.S. plans and 20% in 1994 and 15% in 1993 for the foreign plan. The plans are not funded.

The Company provides postemployment benefits to certain former and inactive employees. The Company adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" as of the beginning of 1994. This accounting standard requires the accrual of the cost of postemployment benefits over the employees' years of service. The cumulative effect of adopting this new standard was not significant.

NOTE 8 -- STOCK OPTIONS AND AWARDS

Under the 1991 and 1982 Stock Option and Award Plans ("the Plans"), the Company can grant incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock awards and performance share awards to officers and key employees of the Company. Stock options may be exercised for up to ten years from the date of grant with or without stock appreciation rights, as determined by the committee of the Company's Board of Directors administering the Plans. No stock appreciation rights or performance share awards were outstanding at December 31, 1994.

Changes in outstanding stock options were as follows:

                                                AVERAGE
                                     SHARES      PRICE
-------------------------------------------------------
Outstanding, December 28, 1991    1,517,349      $29.91
Granted                              40,000       32.14
Exercised                            (9,717)      27.96
Cancelled                           (51,902)      38.00
-------------------------------------------------------
Outstanding, January 2, 1993      1,495,730       29.70
Granted                             411,850       33.12
Exercised                           (41,733)      27.88
Cancelled                          (146,065)      36.52
-------------------------------------------------------
Outstanding, January 1, 1994      1,719,782       29.98
Granted                             508,500       29.07
Exercised                           (12,117)      26.69
Cancelled                          (160,401)      34.39
-------------------------------------------------------
Outstanding, December 31, 1994    2,055,764      $29.43
-------------------------------------------------------
-------------------------------------------------------
Exercisable, December 31, 1994    1,345,619      $28.94
-------------------------------------------------------
-------------------------------------------------------

During 1992, the Company granted 27,500 restricted stock awards to key employees. These awards become fully vested over a five-year period from the date of grant. At December 31, 1994, 15,000 restricted stock awards were outstanding.

NOTE 9 -- SHAREHOLDERS' EQUITY

Authorized capital at December 31, 1994 consisted of 80 million shares of no par value common stock and 30 million shares of no par value preferred stock, issuable in series. At December 31, 1994, approximately 3.7 million shares of common stock were reserved for issuance under the Company's Stock Option and Award Plans. There was no preferred stock outstanding.

The Company's dividend policy is to pay quarterly dividends on common shares at an annual rate of 40 cents per share. Dividends declared in 1994 included the regular 10 cents per share dividend related to the first quarter of 1995.

Changes in shareholders' equity were as follows:

                                                                                     CUMULATIVE
                                                                                        FOREIGN          TOTAL
                                                          ADDITIONAL                   CURRENCY         COMMON         COMMON
                                                 COMMON      PAID-IN     RETAINED   TRANSLATION  SHAREHOLDERS'         SHARES
(IN THOUSANDS, EXCEPT SHARE DATA)                 STOCK      CAPITAL     EARNINGS    ADJUSTMENT         EQUITY    OUTSTANDING
-----------------------------------------------------------------------------------------------------------------------------
Balance, December 28, 1991                     $320,036     $163,139    $550,510      $(24,245)     $1,009,440     59,393,943
  Net income                                         --           --      15,721            --          15,721             --
  Cash dividends declared ($.40 per share)           --           --     (23,763)           --         (23,763)            --
  Translation adjustments                            --           --          --          (948)           (948)            --
  Other                                              21          547          --            --             568         20,712
-----------------------------------------------------------------------------------------------------------------------------
Balance, January 2, 1993                        320,057      163,686     542,468       (25,193)      1,001,018     59,414,655
  Net income                                         --           --      77,889            --          77,889             --
  Cash dividends declared ($.40 per share)           --           --     (23,784)           --         (23,784)            --
  Translation adjustments                            --           --          --        (4,273)         (4,273)            --
  Other                                              42        1,222          --            --           1,264         41,263
-----------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1994                        320,099      164,908     596,573       (29,466)      1,052,114     59,455,918
  Net income                                         --           --      67,883            --          67,883             --
  Cash dividends declared ($.50 per share)           --           --     (29,739)           --         (29,739)            --
  Translation adjustments                            --           --          --       (10,272)        (10,272)            --
  Other                                              22          633          --            --             655         22,190
-----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994                     $320,121     $165,541    $634,717      $(39,738)     $1,080,641     59,478,108
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

NOTE 10 -- CONTINGENCIES

The Company is contingently liable as joint indemnitors on surety bonds related to its real estate development operations. Outstanding bond commitments approximated $143 million at December 31, 1994.

The Company was contingently liable for guarantees of indebtedness aggregating approximately $46 million at December 31, 1994. These guarantees were issued on behalf of certain key fruit suppliers.

The Company is involved from time to time in various claims and legal actions incident to its operations, both as plaintiff and defendant. In the opinion of management, after consultation with legal counsel, none of such claims is expected to have a material adverse effect on the Company.

NOTE 11 -- LEASE COMMITMENTS

The Company has obligations under non-cancelable operating leases, primarily for ship charters and containers, and certain equipment and office facilities. Lease terms are generally for less than the economic life of the property. Certain agricultural land leases provide for increases in minimum rentals based on production. Total rental expense was $178.7 million, $168.5 million and $171.1 million (net of sublease income of $13.3 million, $19.1 million and $39.2 million) for 1994, 1993 and 1992, respectively.

At December 31, 1994, the aggregate minimum rental commitments, before future sublease income, were as follows (in millions): 1995 -- $99.1; 1996 -- $66.8; 1997 -- $43.6; 1998 -- $15.2; 1999 -- $10.6 and thereafter -- $57.1. Future sublease income totaled $21.5 million.

NOTE 12 -- INCOME TAXES

In 1992, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" and elected to apply the provisions retroactively to 1989. Accordingly, retained earnings at December 30, 1989 were reduced by $31.7 million, the cumulative effect of the change in the method of accounting for income taxes.

Income tax expense (benefit) was as follows:

(IN THOUSANDS)                     1994       1993        1992
--------------------------------------------------------------
Current
  Federal, state and local     $ (9,651)   $ 5,926    $ 20,472
  Foreign                        21,421     13,625      19,336
--------------------------------------------------------------
                                 11,770     19,551      39,808
--------------------------------------------------------------
Deferred
  Federal, state and local        3,446      6,034     (33,408)
  Foreign                         5,084     (5,385)         --
--------------------------------------------------------------
                                  8,530        649     (33,408)
--------------------------------------------------------------
                                $20,300    $20,200    $  6,400
--------------------------------------------------------------
--------------------------------------------------------------

Pretax earnings attributable to foreign operations were $165 million, $145 million and $163 million for 1994, 1993 and 1992, respectively. Undistributed earnings of foreign subsidiaries, which have been or are intended to be permanently invested, aggregated $909 million at December 31, 1994.

The Company's reported income tax expense varied from the expense calculated using the U.S. federal statutory tax rate for the following reasons:

(IN THOUSANDS)                     1994       1993        1992
--------------------------------------------------------------
Expense computed at U.S.
  federal statutory income
  tax rate                     $ 30,864   $ 34,331    $ 24,348
Foreign income taxed at
  different rates               (11,036)   (24,014)    (21,431)
Dividends from subsidiaries         187        341         425
State and local income
  tax, net of federal income
  tax benefit                       932      1,715       1,532
Impact of tax rate change            --      2,510          --
Other                              (647)     5,317       1,526
--------------------------------------------------------------
Reported income tax
  expense                      $ 20,300   $ 20,200    $  6,400
--------------------------------------------------------------
--------------------------------------------------------------

Total income tax payments, net of refunds, in 1994, 1993 and 1992 were $3.1 million, $23.7 million and $29.4 million, respectively.

Deferred tax assets (liabilities) were comprised of the following:

(IN THOUSANDS)                     1994       1993        1992
--------------------------------------------------------------
Operating reserves            $   6,677  $  16,769   $  17,919
Accelerated depreciation        (38,213)   (41,703)    (42,613)
Inventory valuation methods      16,667     10,083      14,437
Effect of differences between
  book values assigned in
  prior acquisitions and
  historical tax values        (116,668)  (109,953)   (104,245)
Postretirement benefits          33,988     36,336      34,234
Current year acquisitions       (23,098)    (8,603)         --
Tax credit carryforward          30,509     39,075          --
Net operating loss
  carryforward                   10,998      3,115      16,042
Gain on sale of subsidiary
  stock                         (12,650)   (12,650)         --
Other                           (37,462)   (30,053)    (24,125)
--------------------------------------------------------------
                              $(129,252) $ (97,584)  $ (88,351)
--------------------------------------------------------------
--------------------------------------------------------------

The tax credit carryforward amount is primarily comprised of alternative minimum tax credits which can be utilized to reduce regular tax liabilities and may be carried forward indefinitely. The remaining credits expire from 1998 to 2009.

Total deferred tax assets and deferred tax liabilities were as follows:

(IN THOUSANDS)                 1994        1993        1992
-----------------------------------------------------------
Deferred tax assets       $ 210,972   $ 200,249   $ 190,546
Deferred tax liabilities   (340,224)   (297,833)   (278,897)
-----------------------------------------------------------
                          $(129,252)  $ (97,584)  $ (88,351)
-----------------------------------------------------------
-----------------------------------------------------------

The Company remains contingently liable with respect to certain tax credits sold with recourse by Flexi-Van Corporation ("Flexi-Van"), the Company's former transportation equipment leasing business, to a third party in 1981. These credits which have been contested by the Internal Revenue Service continue to be litigated by Flexi-Van. Flexi-Van, which separated from the Company in 1987 and was subsequently acquired by David H. Murdock, has indemnified the Company against obligations that might result from the resolution of this matter.

NOTE 13 -- INDUSTRY AND GEOGRAPHIC AREA SEGMENT INFORMATION

The Company's major operations are in Food Products, Real Estate and Resorts. The Food Products segment procures, grows, processes and markets fruits, vegetables and nuts in the following locations: (1) North America; (2) Latin America -- principally Chile, Colombia, Costa Rica, Ecuador, Honduras and Panama; (3) Asia -- principally Japan, the Philippines and Thailand; and (4) Europe -- principally Germany, France and Italy. Real estate activities are conducted in the United States and consist primarily of holding, developing, operating and selling residential and commercial real estate. Resorts include two luxury hotels on the Island of Lana'i in Hawaii.

Revenue, operating income, identifiable assets, capital expenditures and depreciation and amortization pertaining to the industries and geographic areas in which the Company operates are presented below. Product transfers between geographic areas are accounted for based on the estimated fair market value of the products.

(IN MILLIONS)                  1994       1993        1992
----------------------------------------------------------
Revenue
  Food Products
    North America            $1,933     $1,890      $1,997
    Latin America               677        640         924
    Asia                        842        700         648
    Europe                      777        577         488
    Intercompany elimination   (731)      (699)       (937)
----------------------------------------------------------
      Total Food Products     3,498      3,108       3,120
  Real Estate                   297        284         230
  Resorts                        47         39          26
----------------------------------------------------------
                             $3,842     $3,431      $3,376
----------------------------------------------------------
----------------------------------------------------------
Operating Income
  Food Products
    North America            $   (8)    $   39      $   40
    Latin America               131         62          64
    Asia                         16         77          83
    Europe                       13         --          10
----------------------------------------------------------
      Total Food Products       152        178         197
  Real Estate                    73         64          53
  Resorts                       (37)       (40)        (41)
  Corporate and unallocated     (14)       (17)        (24)
  Cost reduction program         --        (43)        (46)
----------------------------------------------------------
                             $  174     $  142      $  139
----------------------------------------------------------
----------------------------------------------------------

(IN MILLIONS)                   1994       1993        1992
----------------------------------------------------------
Identifiable Assets
  Food Products
    North America             $1,065    $1,043     $  999
    Latin America                776       707        695
    Asia                         332       266        248
    Europe                       339       211         85
---------------------------------------------------------
      Total Food Products      2,512     2,227      2,027
  Real Estate                    946       788        715
  Resorts                        336       316        301
  Corporate                       55        57         52
---------------------------------------------------------
                              $3,849    $3,388     $3,095
---------------------------------------------------------
---------------------------------------------------------
Capital Expenditures
  Food Products               $  212    $  174     $  164
  Real Estate                      9         9         18
  Resorts                         19        36         10
---------------------------------------------------------
                              $  240    $  219     $  192
---------------------------------------------------------
---------------------------------------------------------
Depreciation and Amortization
  Food Products               $  117    $  100     $   88
  Real Estate                     10        12          5
  Resorts                         18        16         15
  Corporate and unallocated        3         5          2
---------------------------------------------------------
                              $  148    $  133     $  110
---------------------------------------------------------
---------------------------------------------------------

NOTES: FOOD PRODUCTS REVENUE INCLUDES INTER-AREA TRANSFERS FROM LATIN AMERICA TO NORTH AMERICA, ASIA AND EUROPE OF $444 MILLION IN 1994, $418 MILLION IN 1993 AND $731 MILLION IN 1992; INTER-AREA TRANSFERS FROM ASIA TO NORTH AMERICA AND EUROPE OF $190 MILLION IN 1994, $227 MILLION IN 1993 AND $206 MILLION IN 1992; INTER-AREA TRANSFERS FROM NORTH AMERICA TO ASIA AND EUROPE OF $77 MILLION IN 1994, $38 MILLION IN 1993 AND ZERO IN 1992; AND INTER-AREA TRANSFERS FROM EUROPE TO NORTH AMERICA, ASIA AND LATIN AMERICA OF $20 MILLION IN 1994, $16 MILLION IN 1993 AND ZERO IN 1992.

THE COST REDUCTION PROGRAM CHARGE INCLUDED IN OPERATING INCOME FOR 1993 IS RELATED TO THE FOOD PRODUCTS SEGMENT. THE COST REDUCTION PROGRAM CHARGE INCLUDED IN OPERATING INCOME FOR 1992 IS ALLOCABLE TO THE FOLLOWING SEGMENTS: FOOD PRODUCTS -- $43 MILLION, REAL ESTATE -- $3 MILLION.

NOTE 14 -- QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following table presents summarized quarterly results.

                                                  FIRST      SECOND         THIRD       FOURTH
(IN THOUSANDS, EXCEPT PER SHARE DATA)           QUARTER     QUARTER       QUARTER      QUARTER           YEAR
-------------------------------------------------------------------------------------------------------------
1994
Revenue                                        $818,782    $986,947    $1,081,362     $954,475     $3,841,566
Gross margin                                    146,479     167,594       160,541      127,911        602,525
Net income                                       29,749      35,653         1,285        1,196         67,883
-------------------------------------------------------------------------------------------------------------
Earnings per common share                      $    .50    $    .60    $      .02     $    .02     $     1.14
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------
1993
Revenue                                        $766,488    $863,653    $1,005,791     $794,589     $3,430,521
Gross margin                                    131,791     159,307       149,203      109,718        550,019
Net income (loss)                                53,258      39,656         5,103      (20,128)        77,889
-------------------------------------------------------------------------------------------------------------
Earnings (loss) per common share               $    .89    $    .66     $     .09    $    (.34)    $     1.30
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

OPERATING RESULTS FOR THE FOURTH QUARTER OF 1993 INCLUDE A $42.5 MILLION ($26.7 MILLION, NET OF TAX) CHARGE FOR THE COMPANY'S COST REDUCTION PROGRAM.

ALL QUARTERS HAVE TWELVE WEEKS, EXCEPT THE THIRD QUARTERS OF BOTH YEARS WHICH HAVE SIXTEEN WEEKS.

NOTE 15 -- COMMON STOCK DATA (UNAUDITED)

The following table shows the market price range of the Company's common stock for each quarter in 1994 and 1993.

                                         HIGH            LOW
------------------------------------------------------------
1994
First Quarter                         $35 1/2        $26 3/8
Second Quarter                         34 1/2         26 1/8
Third Quarter                          30 3/4         26 1/4
Fourth Quarter                         28 3/8         22 1/2
------------------------------------------------------------
Year                                  $35 1/2        $22 1/2
------------------------------------------------------------
------------------------------------------------------------
1993
First Quarter                         $35 1/2        $30 1/4
Second Quarter                         37 7/8         32 1/4
Third Quarter                          37 1/2         30 3/8
Fourth Quarter                         31 3/4         25 7/8
------------------------------------------------------------
Year                                  $37 7/8        $25 7/8
------------------------------------------------------------
------------------------------------------------------------

NOTE 16 -- SUBSEQUENT EVENTS

On January 5, 1995, the Company signed a letter of intent to sell its worldwide fruit juice business (except for its canned pineapple juice business) to The Seagram Company Ltd., owner of Tropicana Products, Inc., for approximately $285 million. In connection with the transaction, the Company will license the Dole brand name to Tropicana. The transaction, which is subject to negotiating a definitive purchase agreement and appropriate government approvals, is expected to close during the second quarter of 1995 and result in a substantial gain. Net proceeds from the proposed sale will be used to repay outstanding bank indebtedness. Revenues related to the fruit juice business totaled approximately $300 million in 1994.

On March 7, 1995, the Company signed a letter of intent to sell its California-based dried fruit business to Sun Diamond Growers of California, a grower cooperative, for approximately $100 million. The Company will license the Dole brand name to Sun Diamond for raisins, prunes and dates. The sale, which is subject to negotiating a definitive purchase agreement and appropriate government approvals, is expected to close during the second quarter of 1995. Net proceeds from the proposed sale will be used to repay outstanding bank indebtedness. Revenues related to the California-based dried fruit business totaled approximately $140 million in 1994.

DOLE FOOD COMPANY, INC.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Dole Food Company, Inc.:

We have audited the accompanying consolidated balance sheets of Dole Food Company, Inc., (a Hawaii corporation) and subsidiaries as of December 31, 1994 and January 1, 1994, and the related consolidated statements of income and cash flow for the years ended December 31, 1994, January 1, 1994 and January 2, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dole Food Company, Inc. and subsidiaries as of December 31, 1994 and January 1, 1994, and the results of their operations and their cash flow for the years ended December 31, 1994, January 1, 1994 and January 2, 1993, in conformity with generally accepted accounting principles.




/s/ Arthur Andersen LLP
Los Angeles, California

January 30, 1995
(except with respect to the matter
discussed in Note 16, as to which the
date is March 7, 1995)

DOLE FOOD COMPANY, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

1994 COMPARED WITH 1993 --

REVENUE -- Consolidated revenue for 1994 increased $411 million, or 12% over the prior year, reaching a record $3.8 billion compared to $3.4 billion for 1993. The Company's food operations contributed approximately $390 million in revenue growth in 1994. This increase was primarily attributable to new businesses acquired at the end of 1993 and in 1994 which added approximately $130 million of revenues, and to expansions of existing product lines.
   Revenues for the Company's real estate operations were higher in 1994 primarily related to increased home closings and higher average prices for the Hawaiian residential developments.

SELLING, MARKETING AND ADMINISTRATIVE EXPENSES -- Selling, marketing and administrative expenses increased from $365 million in 1993 to $429 million in 1994, largely due to the effects of acquired businesses and other business expansions, as well as additional promotions and marketing programs for the fresh vegetable and packaged foods operations.

OPERATING INCOME -- Consolidated operating income totaled $174 million in 1994 and $185 million in 1993 before the 1993 pretax charge of $43 million for the Company's cost reduction program. Operating income for the Company's food operations, net of corporate general and administrative expenses, totaled $138 million in 1994 compared to $161 million in 1993 before the cost reduction charge.
   Worldwide banana results increased in 1994, despite the weak Pacific Rim banana market which resulted from a continued oversupply of product. In early 1995, market conditions in the Pacific Rim continued to be weak.
   The European Union ("EU") banana regulations which impose quotas and tariffs on bananas were in full effect in 1994 and continue to be in effect in 1995. In addition, beginning in 1995, four Latin American countries (Costa Rica, Colombia, Nicaragua and Venezuela) will implement an agreement with the EU to receive a guaranteed share of the import quotas. Regulations governing this agreement are expected to be published in the first quarter of 1995 and could result in higher costs of operations for the Company due to additional license requirements and export fees that may be imposed. As part of the agreement, the basic EU import quota will be increased 10% and the tariff decreased approximately 35%. The EU quota will receive a second increase to accommodate an additional 20 million consumers when Norway, Sweden and Austria join the EU effective January 1995. Regulations governing the issuance of licenses to control this new volume are also expected to be published in the first quarter of 1995. The net impact of these changing regulations on Dole's future results of operations is not determinable at this time.
   The improvement in banana earnings was offset by declines in other food operations. The fresh vegetable group reported lower results in 1994 primarily due to poor market conditions for lettuce and celery which existed for the first three quarters of the year. Due to their susceptibility to market fluctuations, program sizes for lettuce and celery have been reduced. Results for processed pineapple were also lower in 1994 compared to 1993, although price pressures resulting from heavy industry supplies experienced in the prior year and for most of 1994 began to improve at the end of 1994. Lower operating income in 1994 was also attributable to the dried fruit and nut operations. In addition, operating income for 1993 included a pretax gain of approximately $9 million related to the sale of the Company's interest in the California and Hawaiian Sugar Company.
   Dole distributes its products in more than 80 countries throughout the world. Its international sales are usually transacted in U.S. dollars and major European and Asian currencies, while many of its costs are incurred in currencies different from those that are received from the sale of the product. As the Company has not historically entered into forward foreign exchange contracts, results of operations may be significantly affected by fluctuations of currency exchange rates in both the sourcing and selling locations. The overall net impact of foreign currency fluctuations was immaterial to the results of operations in 1994 and 1993.
   Operating income for the Company's real estate operations totaled $73 million in 1994 and $64 million in 1993. Residential real estate development operations reported operating income for 1994 of $61 million compared to $56 million for 1993. The higher earnings were primarily attributable to increased home closings in the Hawaiian developments, as well as an increase in lot deliveries in California. While strong earnings were posted in 1994, a soft Hawaiian economy, combined with an increase in mortgage interest rates and competition, could impact results for the residential real estate operations in 1995.
   The Lana'i resort operations continued to report improved occupancy rates at both hotels, resulting in an operating loss before depreciation of $19 million for 1994 as compared to $24 million in 1993. Depreciation expense was $18 million and $16 million in 1994 and 1993, respectively.

INTEREST EXPENSE, NET -- Interest expense, net of interest income and capitalized interest, increased to $77 million in 1994 from $59 million in 1993 due to higher average debt levels and higher interest rates.

OTHER EXPENSE, NET -- Other expense decreased in 1994, primarily the result of lower minority interest expense due to a smaller minority share at the Company's Latin American beverage operation and lower earnings for the Company's citrus operations.

INCOME TAXES -- The Company's effective income tax rate increased to 23.0% in 1994 from 20.6% in 1993, primarily as a result of an increase in earnings reported in higher tax rate jurisdictions relative to total earnings before tax.

1993 COMPARED WITH 1992 --

REVENUE -- Consolidated revenue increased $55 million from 1992 to 1993, to over $3.4 billion.
   Revenues for the food operations in 1993 and 1992 were level, accounting for just over 90% of consolidated net sales. New businesses acquired in early 1993 accounted for approximately $100 million of revenue growth.
   Banana revenues generated in the Company's North America and Pacific Rim markets were down in 1993 due to lower prices. Revenues in the European market were also lower as volumes into the European Union were limited due to the new EU banana regulations. Overall, the Company's worldwide banana volumes were comparable in 1993 and 1992.
   Improvements in 1993 revenue were noted for the fresh vegetable business, attributable to higher lettuce and celery prices. This increase was offset by declines in citrus revenues due to lower volumes and in fresh and packaged pineapple sales due to lower prices.
   The Company's residential real estate operations reported higher revenue in 1993 as home deliveries for both Hawaii and California increased by 46% in 1993 compared to 1992, partially offset by lower average home prices.

SELLING, MARKETING AND ADMINISTRATIVE EXPENSES -- Selling, marketing and administrative expenses increased 11% from $328 million in 1992 to $365 million in 1993. The effect of new acquisitions, plus additional spending for new products and marketing programs for the fresh vegetable and packaged foods operations more than offset savings achieved through cost reduction measures.

COST REDUCTION PROGRAM -- As part of its emphasis on cost reduction efforts, Dole targeted the closure of certain of its businesses which had suffered continuing losses. These included its Hawaiian sugar operations, its Argentina deciduous operation, its Philippine shrimp farming operation and a vegetable packing house. In addition, under Dole's newly implemented management structure, certain functions within each of four global regions, North America, Latin America, Asia and Europe, were streamlined and consolidated, resulting in labor savings. One-time costs associated with the above mentioned operational closures and other actions totaled $43 million on a pretax basis and were recorded in the 1993 fourth quarter results. The charge included provisions for severance payments and other employee related expenses, facilities consolidation costs, and other related expenses, as well as write-downs of non-recoverable assets resulting from the decision to close the above operations.

OPERATING INCOME -- Consolidated operating income, before cost reduction charges, was $185 million in both 1993 and 1992. Operating income for the Company's food operations, net of corporate general and administrative expenses and before the 1993 and 1992 charges for cost reduction programs, totaled $161 million in 1993 compared to $173 million in 1992. During 1993, the food operations experienced price pressures on some of its products, resulting in lower earnings. However, the successful implementation of cost reduction efforts throughout the Company partially offset a portion of these earnings declines.
   Cost reductions achieved during 1993 were significant, totaling approximately $130 million, including a substantial reduction in the Company's worldwide labor force. Marginally productive banana lands were abandoned and various agricultural and harvesting practices were modified to be more cost effective. The efficiency of the Company's shipping service between Latin America and North America was significantly improved. The Company's citrus and deciduous businesses were consolidated in Bakersfield, several citrus packing houses and an underutilized facility in Bakersfield were closed, and the packaged foods headquarters were relocated from San Francisco to Westlake Village, California. Tighter inventory controls and new supplier contracts also contributed significantly to 1993's cost reductions.
   Banana earnings, which accounted for a significant portion of operating income were lower than in 1992 due to several factors. The new EU banana regulations which impose quotas on bananas exported from Latin America to the EU were implemented on July 1, 1993. These regulations disrupted traditional trading patterns causing banana volumes displaced by the EU restrictions to be shipped into North American and non-EU European banana markets, resulting in lower prices in the affected markets. Earnings were also lower in the Pacific Rim markets due to the recession in Japan and increased industry volumes. Another condition which affected the 1993 banana results was an outbreak in the Company's farms in Honduras of sigatoka, a fungus which attacks banana plants. This resulted in reduced volumes and increased fruit costs from that source in the second half of 1993. Steps were taken to control the disease and by year-end 1993, growing costs had returned to more normal levels. In addition, operating income for the fourth quarter of 1992 included an insurance recovery of approximately $15 million related to the 1991 Costa Rican earthquake.
   The packaged foods and fresh pineapple operations also reported lower earnings in 1993. Price pressures for canned pineapple resulted from heavy industry supplies and a drop in demand in Europe and Japan due to recessions in those areas. Prices were also lower in 1993 for Dole's beverage products due to strong competition from lower-priced orange juice, and for fresh pineapple due to the recession.
   Lower 1993 earnings for bananas and pineapples were partially offset by the strong performance of the fresh vegetable operations resulting primarily from higher lettuce and celery prices and improvements in cost structure. Improved 1993 results were also reported for California table grapes as sales prices were up from 1992 levels.
   Operating income for the Company's real estate operations totaled $64 million in 1993 and $53 million in 1992. Residential real estate operations reported operating income for 1993 of $56 million compared to $52 million for 1992. Higher earnings in 1993 were primarily attributable to an increase in the number of units sold at the Hawaiian developments, partially offset by lower earnings for the California developments.

   The Lana'i resorts operations reported an operating loss before depreciation of $24 million for 1993 as compared to $26 million in 1992, with improved occupancy rates for both hotels in 1993. Depreciation expense was approximately $16 million and $15 million in 1993 and 1992, respectively.

GAIN ON SALE OF SUBSIDIARY COMMON STOCK -- On March 4, 1993, approximately 18% of the common stock of Castle & Cooke Homes, Inc. was sold at $15 per share through an initial public offering. Net proceeds from the sale totaled approximately $74 million and resulted in a gain of approximately $31 million ($18 million, net of tax).

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

LIQUIDITY AND CAPITAL RESOURCES

In 1994, the Company's operational needs and investment activities were financed through a combination of internally generated funds and external borrowings. Cash and short-term investments totaled $47 million at December 31, 1994 and $37 million at January 1, 1994.
   Cash flow provided by operations totaled $70 million for 1994 compared to $131 million in 1993. The decrease was primarily attributable to higher receivable levels related to increased sales, partially offset by higher accounts payable and accrued liabilities related to the increased activity levels. In addition, in 1994 there was increased spending for real estate developments, primarily in Hawaii for infrastructure at the Royal Kunia development and for the acquisition of a 22 acre parcel on Oahu for approximately $12 million. The Company's working capital increased to $641 million at the end of 1994 compared to $482 million at the end of 1993.
   Cash flow from financing activities totaled $344 million in 1994 compared to $158 million in 1993. On May 10, 1994, the Company entered into a $1 billion revolving credit agreement ("Facility") for a five-year term which replaced the previous $400 million credit facility. At the Company's option, borrowings under the Facility bear interest at the agent's prime rate or at a certain percentage over the London Interbank Offered Rate ("LIBOR"). At December 31, 1994, the Company had approximately $200 million of borrowing capacity under the Facility. The Company also borrows under uncommitted lines of credit at rates offered from time to time by various banks that may or may not be lenders under the $1 billion credit facility. At December 31, 1994, net borrowings under the uncommitted lines of credit totaled approximately $65 million. As discussed in the Notes to Consolidated Financial Statements, the Company also had outstanding at December 31, 1994, $700 million of public unsecured notes which were issued in 1993. These notes bear interest at 6.75%, 7% and 7.875% and mature in years 2000, 2003 and 2013.
   In connection with the 1993 initial public offering, Castle & Cooke Homes, Inc. entered into a $100 million revolving credit facility with a group of banks. The credit facility was subsequently amended to increase available borrowings from $100 million to $135 million. During the fourth quarter of 1994, amounts outstanding under this facility were refinanced with borrowings from the Company's $1 billion credit facility, at which time the Castle & Cooke Homes, Inc. revolving credit agreement was terminated.
   Funds expended for the Company's investment activities in 1994 totaled $404 million. During the fourth quarter, the Company acquired the minority shareholders' interest in Castle & Cooke Homes, Inc. through a cash tender offer for $15.75 per share, or for an aggregate purchase price of $85 million including related expenses.
   Capital expenditures for 1994 totaled approximately $240 million, of which $212 million was invested in the Company's food operations for infrastructure, further development and modernization of new and existing facilities, and new vessels. The Company also invested $19 million for the Lana'i resort project, primarily for the completion of the Manele Bay Golf Course and clubhouse.
   During 1994, the Company acquired various businesses for an aggregate purchase price of approximately $94 million. These acquisitions included a 35% interest in a produce distribution company in the United Kingdom, as well as various other food and food related operations. The Company also purchased three commercial real estate properties.
   The Company paid four quarterly dividends of 10 cents per share on its common stock totaling approximately $24 million in 1994.
   On January 5, 1995, the Company signed a letter of intent to sell its worldwide fruit juice business (except for its canned pineapple juice business) to The Seagram Company Ltd., owner of Tropicana Products, Inc., for approximately $285 million. In connection with the transaction, the Company will license the Dole brand name to Tropicana. The transaction, which is subject to negotiating a definitive purchase agreement and appropriate government approvals, is expected to close during the second quarter of 1995 and result in a substantial gain. Net proceeds from the proposed sale will be used to repay outstanding bank indebtedness. Revenues related to the fruit juice business totaled approximately $300 million in 1994.
   On March 7, 1995, the Company signed a letter of intent to sell its California-based dried fruit business to Sun Diamond Growers of California, a grower cooperative, for approximately $100 million. The Company will license the Dole brand name to Sun Diamond for raisins, prunes and dates. The sale, which is subject to negotiating a definitive purchase agreement and appropriate government approvals, is expected to close during the second quarter of 1995. Net proceeds from the proposed sale will be used to repay outstanding bank indebtedness. Revenues related to the California-based dried fruit business totaled approximately $140 million in 1994.

DOLE FOOD COMPANY, INC.

RESULTS OF OPERATIONS AND SELECTED FINANCIAL DATA

(IN MILLIONS, EXCEPT PER SHARE DATA)                   1994        1993        1992        1991        1990
-----------------------------------------------------------------------------------------------------------
Revenue                                              $3,842      $3,431      $3,376      $3,216      $3,003
Cost of products sold                                 3,239       2,881       2,863       2,636       2,419
-----------------------------------------------------------------------------------------------------------
  Gross margin                                          603         550         513         580         584
Selling, marketing and administrative expenses          429         365         328         356         355
Cost reduction program                                   --          43          46          --          --
-----------------------------------------------------------------------------------------------------------
  Operating income                                      174         142         139         224         229
Interest expense -- net                                 (77)        (59)        (57)        (50)        (42)
Gain on sale of subsidiary stock or investment           --          31          --          --           8
Other expense -- net                                     (9)        (16)        (11)         (5)         (7)
-----------------------------------------------------------------------------------------------------------
Income before income taxes and accounting change         88          98          71         169         188
Income taxes                                            (20)        (20)         (6)        (35)        (68)
-----------------------------------------------------------------------------------------------------------
Income before accounting change                          68          78          65         134         120
Cumulative effect of accounting change                   --          --         (49)         --          --
-----------------------------------------------------------------------------------------------------------
Net income                                           $   68      $   78      $   16      $  134      $  120
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
Earnings per common share, fully diluted
  Income before accounting change                    $ 1.14      $ 1.30      $ 1.09      $ 2.24      $ 2.03
  Cumulative effect of accounting change                 --          --        (.83)         --          --
-----------------------------------------------------------------------------------------------------------
  Net income                                         $ 1.14      $ 1.30      $  .26      $ 2.24      $ 2.03
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
Other statistics
  Working capital                                    $  641      $  482      $  421      $  466      $  309
  Total assets                                        3,849       3,388       3,095       2,878       2,499
  Long-term debt                                      1,555       1,158         988         813         542
  Total debt                                          1,609       1,237       1,102         889         638
  Common shareholders' equity                         1,081       1,052       1,001       1,009         897
  Annual cash dividends per common share                .40         .40         .40         .40         .10
  Capital additions                                     240         219         192         325         247
  Depreciation and amortization                         148         133         110          87          72
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------

COMPANY AND SHAREHOLDER INFORMATION

THE COMPANY
Founded in Hawaii in 1851, Dole Food Company, Inc. is the world's largest producer and marketer of fresh fruits and vegetables, and markets a growing line of packaged foods. It is also a major real estate owner and developer in Hawaii, California and Arizona. The Company does business in more than 80 countries and employs approximately 46,000 full-time people worldwide.

CORPORATE HEADQUARTERS
31355 Oak Crest Drive
Westlake Village, CA 91361
(818) 879-6600

AUDITORS
Arthur Andersen LLP
633 West Fifth Street
Los Angeles, CA 90071

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

STOCK EXCHANGE
Dole Food Company, Inc.'s common stock (DOL) is traded on the New York and Pacific Stock Exchanges.





The financial pages of this annual report are printed on recycled paper.

Dole is a registered trademark of Dole Food Company, Inc. Made In Nature, Dromedary Dried Fruit Company, Looza Distribution N.V., Juice Bowl Products, Inc., The Lodge at Koele, The Manele Bay Hotel, The Experience at Koele and The Challenge at Manele are trademarks and service marks of Dole Food Company, Inc. and/or its affiliates.

-C- 1995 Dole Food Company, Inc. All rights reserved.