Form 10-K, Exhibit 13
period 1995-12-30
DOLE FOOD COMPANY INC
filed 1996-03-13
CIK 18169

                                                        DOLE FOOD COMPANY, INC.
CONSOLIDATED STATEMENTS OF INCOME


(IN THOUSANDS, EXCEPT PER SHARE DATA)                                  1995         1994         1993
--------------------------------------------------------------   ------------------------------------
Revenue                                                          $3,803,846   $3,498,553   $3,108,381
Cost of products sold                                             3,217,869    2,965,675    2,608,951
--------------------------------------------------------------   ------------------------------------
  Gross margin                                                      585,977      532,878      499,430
Selling, marketing and administrative expenses                      392,694      394,763      333,374
Cost reduction program                                                    -            -       42,500
--------------------------------------------------------------   ------------------------------------
  Operating income                                                  193,283      138,115      123,556
Interest expense                                                    (81,186)     (76,911)     (58,457)
Interest income                                                       7,501        9,884       10,344
Net gain on assets sold or held for disposal                         61,655            -            -
Other expense - net                                                  (5,429)      (2,943)      (9,710)
--------------------------------------------------------------   ------------------------------------
Income from continuing operations before income taxes               175,824       68,145       65,733
Income taxes                                                        (56,000)      (9,900)      (3,600)
--------------------------------------------------------------   ------------------------------------
Income from continuing operations                                   119,824       58,245       62,133
Discontinued operations:
  Income (loss) from discontinued operations,
    net of income taxes                                             (93,543)       9,638       15,756
  Distributions expenses, net of income taxes                        (2,950)           -            -
--------------------------------------------------------------   ------------------------------------
Income (loss) from discontinued operations                          (96,493)       9,638       15,756
--------------------------------------------------------------   ------------------------------------
Net income                                                       $   23,331   $   67,883   $   77,889
--------------------------------------------------------------   ------------------------------------
--------------------------------------------------------------   ------------------------------------
Earnings (loss) per common share, primary and fully diluted
  Continuing operations                                          $     2.00   $      .98   $     1.04
  Discontinued operations                                             (1.61)         .16          .26
--------------------------------------------------------------   ------------------------------------
  Net income                                                     $      .39   $     1.14   $     1.30
--------------------------------------------------------------   ------------------------------------
--------------------------------------------------------------   ------------------------------------


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                                        DOLE FOOD COMPANY, INC.
CONSOLIDATED BALANCE SHEETS


(IN THOUSANDS, EXCEPT SHARES OUTSTANDING)                              1995         1994
--------------------------------------------------------------   -----------------------
Current assets
  Cash and short-term investments                                $   72,151   $   45,162
  Receivables - net                                                 462,303      494,755
  Inventories                                                       559,660      552,523
  Prepaid expenses                                                   43,087       46,569
--------------------------------------------------------------   -----------------------
    Total current assets                                          1,137,201    1,139,009
Investments                                                          63,319       58,683
Property, plant and equipment - net                               1,016,991    1,273,545
Long-term receivables - net                                          28,409       38,763
Other assets                                                        196,272      108,917
Net assets held for distribution                                          -    1,065,702
--------------------------------------------------------------   -----------------------
                                                                 $2,442,192   $3,684,619
--------------------------------------------------------------   -----------------------
--------------------------------------------------------------   -----------------------
Current liabilities
  Notes payable                                                  $   21,778   $   50,366
  Current portion of long-term debt                                   1,779        3,450
  Accounts payable                                                  182,152      173,463
  Accrued liabilities                                               451,181      416,987
--------------------------------------------------------------   -----------------------
    Total current liabilities                                       656,890      644,266
Long-term debt                                                      895,998    1,554,504
Other long-term liabilities                                         354,545      380,527
Minority interests                                                   26,324       24,681
Common shareholders' equity
  Common stock (shares outstanding:  1995 - 59,854,739;
    1994 - 59,478,108)                                              320,497      320,121
  Additional paid-in capital                                        170,266      165,541
  Retained earnings                                                  58,269      634,717
  Cumulative foreign currency translation adjustment                (40,597)     (39,738)
--------------------------------------------------------------   -----------------------
    Total common shareholders' equity                               508,435    1,080,641
--------------------------------------------------------------   -----------------------
                                                                 $2,442,192   $3,684,619
--------------------------------------------------------------   -----------------------
--------------------------------------------------------------   -----------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                                        DOLE FOOD COMPANY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOW



(IN THOUSANDS)                                                         1995         1994         1993
--------------------------------------------------------------   ------------------------------------
Operating activities
  Income from continuing operations                             $   119,824    $  58,245    $  62,133
  Adjustments to continuing operations
    Depreciation and amortization                                   123,671      119,847      105,975
    Equity earnings net of distributions                             (6,533)      (2,539)      (3,503)
    Net gain on assets sold or held for disposal                    (61,655)           -            -
    Provision (benefit) for deferred income taxes                    30,429       14,073      (31,268)
    Charge for cost reduction program                                     -            -       42,500
    Other                                                                41        1,191         (956)
    Change in operating assets and liabilities, net of effects from acquisitions
      Receivables - net                                               53,142    (103,628)     (19,624)
      Inventories                                                    (57,588)      1,376       16,635
      Prepaid expenses                                                   445      (9,383)      (7,823)
      Other assets                                                   (19,245)    (29,086)     (20,345)
      Accounts payable and accrued liabilities                        57,995      35,252      (33,553)
      Income taxes payable                                           (27,153)      8,558       (5,636)
      Other                                                           21,246      20,573       (1,055)
--------------------------------------------------------------   ------------------------------------
        Cash flow from operating activities of
          continuing operations                                      234,619     114,479      103,480
        Cash flow (used in) from operating activities of
          discontinued operations                                    (11,467)    (44,906)      27,182
--------------------------------------------------------------   ------------------------------------
        Cash flow from operating activities                          223,152      69,573      130,662
Investing activities
  Proceeds from sales of businesses and assets                       432,746      17,223       17,072
  Capital additions                                                  (90,276)   (211,882)    (173,514)
  Purchases of investments and acquisitions, net of cash acquired    (35,251)    (66,660)     (47,198)
  Other                                                                  998         879        2,320
--------------------------------------------------------------   ------------------------------------
        Cash flow from (used in) investing activities of
          continuing operations                                      308,217    (260,440)    (201,320)
        Cash flow used in investing activities of
          discontinued operations                                    (15,144)   (143,635)    (106,717)
--------------------------------------------------------------   ------------------------------------
        Cash flow from (used in) investing activities                293,073    (404,075)    (308,037)
Financing activities
  Short-term borrowings                                               29,348      54,213       78,244
  Repayments of short-term debt                                      (62,944)    (69,202)     (98,514)
  Long-term borrowings                                                12,384     462,885      548,882
  Repayments of long-term debt                                      (675,098)    (33,952)    (398,212)
  Proceeds from distribution of real estate and resorts business     235,186           -            -
  Cash dividends paid                                                (23,861)    (23,791)     (23,784)
  Other                                                                5,101       1,170        1,264
--------------------------------------------------------------   ------------------------------------
        Cash flow (used in) from financing activities of
          continuing operations                                     (479,884)    391,323      107,880
        Cash flow (used in) from financing activities of
          discontinued operations                                     (9,352)    (45,712)      67,970
--------------------------------------------------------------   ------------------------------------
        Cash flow (used in) from financing activities               (489,236)    345,611      175,850
Increase (decrease) in cash and short-term investments                26,989      11,109       (1,525)
Cash and short-term investments at beginning of year                  45,162      34,053       35,578
--------------------------------------------------------------   ------------------------------------
Cash and short-term investments at end of year                   $    72,151   $  45,162    $  34,053
--------------------------------------------------------------   ------------------------------------
--------------------------------------------------------------   ------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                                     DOLE FOOD COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - NATURE OF OPERATIONS

Dole Food Company, Inc. and its consolidated subsidiaries ("the Company") is engaged in the worldwide sourcing, processing, distributing and marketing of high quality, branded food products including fruits, vegetables and nuts in the following locations: North America; Latin America, principally Chile, Colombia, Costa Rica, Ecuador, Guatemala, Honduras and Panama; Asia, principally Japan, the Philippines and Thailand; and Europe, principally France, Germany, Italy, Spain and the United Kingdom. The Company also conducts other operations in Honduras, primarily beverage bottling.

The Company's principal products are produced both directly on Company-owned or leased land and through associated producer and independent grower arrangements. The Company's products are primarily packed and processed by the Company and sold to retail and institutional customers and other food product companies.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of all significant majority-owned subsidiaries. All significant intercompany transactions have been eliminated.

ANNUAL CLOSING DATE - The Company's fiscal year ends on the Saturday closest to December 31. Fiscal years 1995, 1994 and 1993 ended on December 30, 1995, December 31, 1994 and January 1, 1994, respectively.

INVENTORIES - Inventories are stated at the lower of cost or market. Cost is determined principally on a first-in, first-out basis. Specific identification and average cost methods are also used for packing materials and operating supplies.

AGRICULTURAL COSTS - The costs of growing bananas and pineapples are charged to operations as incurred. Growing costs related to other crops are recognized when the crops are harvested and sold.

INVESTMENTS - Investments in affiliates with ownership of 20% to 50% are generally recorded on the equity method.

PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment are stated at cost, less accumulated depreciation. Depreciation is computed principally by the straight-line method over the estimated useful lives of the assets.

FOREIGN EXCHANGE - The United States ("U.S.") dollar is the functional currency for substantially all of the Company's consolidated operations. Net foreign exchange transaction gains or losses for companies with the U.S.
dollar as their functional currency are included in determining net income and resulted in net losses of $2.4 million, $3.5 million, and $3.6 million, for 1995, 1994 and 1993, respectively. Net foreign exchange gains or losses resulting from the translation of assets and liabilities of foreign subsidiaries whose local currency is the functional currency are accumulated in a separate component of common shareholders' equity.

INCOME TAXES - Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates to the differences between financial statement carrying amounts and the tax bases of assets and liabilities. The income taxes which would be due upon the distribution of foreign subsidiary earnings have not been provided where the undistributed earnings are considered permanently invested.

EARNINGS PER COMMON SHARE - Primary earnings per common share are based on the weighted average number of shares outstanding during the period after consideration of the dilutive effect of stock options and restricted stock awards. The primary weighted average number of common shares outstanding was
59.8 million for 1995 and 59.7 million for 1994 and 1993.

CASH AND SHORT-TERM INVESTMENTS - Cash and short-term investments include cash on hand and time deposits. Such short-term investments generally have original maturities of three months or less.

FAIR VALUE OF FINANCIAL INSTRUMENTS - For short-term financial instruments the historical carrying amount is a reasonable estimate of fair value. For long-term financial instruments not readily marketable, fair values were estimated based upon discounted future cash flows at prevailing market interest rates. Based on these assumptions, management believes the fair market values of the Company's financial instruments other than certain debt instruments (see Note 7) are not materially different from their recorded amounts as of December 30, 1995.

STOCK BASED COMPENSATION - In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation"("SFAS 123"). SFAS 123 defines a fair value based method of accounting for employee stock compensation plans, but allows for the continuation of the intrinsic value based method of accounting to measure compensation cost prescribed by Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25"). For companies electing not to change their accounting, SFAS 123 requires pro forma disclosures of earnings and earnings per share as if the change in accounting provisions of SFAS 123 had been adopted. The Company has elected to continue to utilize the accounting method prescribed by APB 25 and adopt the disclosure requirements of

SFAS 123 when required in 1996. As a result, SFAS 123 will have no effect on the financial condition or results of operations of the Company.

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management believes that these estimates and assumptions provide a reasonable basis for the fair presentation of the financial statements.

RECLASSIFICATIONS - Certain prior year amounts have been reclassified to conform to the 1995 presentation.

NOTE 3 - ACQUISITIONS AND DISPOSITIONS

During 1995, the Company acquired various food operations located in Europe for an aggregate cash purchase price of approximately $35 million. During 1994, the Company acquired a 35% interest in a produce distribution company in the United Kingdom and various other food and food related operations for an aggregate purchase price of approximately $64 million. Each of these acquisitions was accounted for as a purchase and accordingly, the purchase price was allocated to the net assets acquired based upon their estimated fair values as of the date of acquisition. The fair values of assets acquired and liabilities assumed were $70 million (including cash of $3 million) and $35 million for 1995 and $91 million (including cash of $1 million) and $27 million for 1994.

Subsequent to December 30, 1995 the Company signed an agreement to acquire a Spanish grower/marketer of citrus and fresh vegetables for approximately $25 million. The acquisition is expected to be completed in the first quarter of 1996.

During 1995, the Company completed the sale of its worldwide juice and juice beverage business, resulting in net proceeds of approximately $270 million and a pretax gain of approximately $145 million. In addition, during 1995 the Company began to implement its plan to sell certain of its agricultural properties and other assets which have generated low returns. The book value of the assets to be sold exceeded the estimated fair value less costs to sell, resulting in an adjustment of $83.3 million. The above dispositions resulted in a net pretax gain of $61.7 million.

NOTE 4 - DISCONTINUED OPERATIONS

On December 28, 1995, the Company completed the separation of its real estate and resorts entity, Castle & Cooke, Inc. ("Castle") from its food business. In connection with the distribution, each Company shareholder of record on December 20, 1995 received a dividend of one share of Castle common stock for every three shares of the Company's common stock. The distribution is not currently taxable to the Company's shareholders since the Company did not, for federal income tax purposes, have current earnings and profits for 1995 or accumulated earnings and profits as of the distribution date.

Under the plan of distribution, the Company transferred approximately $1.0 billion of net assets to Castle, and in partial consideration thereof the Company received cash proceeds of approximately $235 million and a $10 million note receivable from Castle which bears interest at the rate of 7% per annum and is due December 8, 2000. As a result of the distribution, the Company's common shareholders' equity was reduced by approximately $582 million. (See Note 10.)

In connection with the distribution, the operating results of the real estate and resorts business have been accounted for as discontinued operations. The 1994 and 1993 consolidated financial statements have been restated to conform with the 1995 presentation.

During 1995, the Company elected to adopt Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of" ("SFAS 121"), which requires an impaired property to be written down to fair value. The Company reviewed certain of its real estate and resort properties to determine whether expected future cash flows (undiscounted and without interest charges) from each property would result in the recovery of the carrying amount of such property. Certain adverse developments affecting the Lana'i resort properties which occurred subsequent to the Company's 1994 year end caused management to substantially lower its estimates of future cash flow and led to a determination that the Lana'i resort properties were impaired in accordance with generally accepted accounting principles. In accordance with Statement of Financial Accounting Standards No. 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects" ("SFAS 67"), each of the Company's real estate projects was carried at the lower of cost or net realizable value, with net realizable value deemed to be the undiscounted estimated future cash flows from the project. Under SFAS 67, the Lana'i resort properties would have been written down by approximately $91 million to their net realizable value. In accordance with SFAS 121, an impairment loss of $103.8 million after tax was recorded as part of discontinued operations in the accompanying 1995 statement of income.

Revenues from discontinued operations for 1995, 1994 and 1993 were $349 million, $343 million and $322 million, respectively. Income (loss) from discontinued operations reflects an allocation of the Company's overall interest costs, based on the cash proceeds and the interest bearing note received by the Company at distribution, of $7.3 million, $6.8 million and $7.8 million after tax for 1995, 1994 and 1993, respectively. Net assets held for distribution as of December 31, 1994 consist primarily of receivables, real estate developments, property and equipment, accounts payable and accrued liabilities.

NOTE 5 - CURRENT ASSETS AND LIABILITIES

Short-term investments of $16.3 million and $8.3 million as of December 30, 1995 and December 31, 1994, respectively, consisted principally of time deposits. Outstanding checks which are funded as presented for payment totaled $54.8 million and $35.8 million as of December 30, 1995 and December 31, 1994, respectively, and were included in accounts payable.

Details of certain current assets were as follows:

(IN THOUSANDS)                         1995              1994
---------------------------------  --------------------------
Receivables
  Trade                            $374,441          $393,331
  Notes and other                   125,534           129,198
  Affiliated operations               9,322             7,294
---------------------------------  --------------------------
                                    509,297           529,823
  Allowance for doubtful accounts   (46,994)          (35,068)
---------------------------------  --------------------------
                                   $462,303          $494,755
---------------------------------  --------------------------
---------------------------------  --------------------------
Inventories
  Finished products                $179,390          $205,462
  Raw materials and work in
    progress                        216,830           208,606
  Growing crop costs                 51,980            36,605
  Packing materials                  25,227            23,973
  Operating supplies and other       86,233            77,877
---------------------------------  --------------------------
                                   $559,660          $552,523
---------------------------------  --------------------------
---------------------------------  --------------------------

Accrued liabilities as of December 30, 1995 and December 31, 1994 included approximately $109.0 million and $84.6 million, respectively, of amounts due to growers.

In 1993, the Company recorded a charge of $42.5 million related to the continuation of the cost reduction and profit improvement programs initially implemented in 1992.

NOTE 6 - PROPERTY, PLANT AND EQUIPMENT

Major classes of property, plant and equipment were as follows:

(IN THOUSANDS)                            1995             1994
---------------------------------  ----------------------------
Land and land improvements          $  397,015       $  462,171
Buildings and improvements             259,974          263,184
Machinery and equipment                832,855          955,197
Construction in progress                81,339           88,330
---------------------------------  ----------------------------
                                     1,571,183        1,768,882
Accumulated depreciation              (554,192)        (495,337)
---------------------------------  ----------------------------
                                    $1,016,991       $1,273,545
---------------------------------  ----------------------------
---------------------------------  ----------------------------

Depreciation expense for 1995, 1994 and 1993 totaled $106.2 million, $107.3 million and $96.7 million, respectively.

NOTE 7 - DEBT

Notes payable consisted primarily of short-term borrowings required to fund certain foreign operations and totaled $21.8 million with a weighted average interest rate of 12.8% as of December 30, 1995, and $50.4 million with a weighted average interest rate of 6.2% as of December 31, 1994.

Long-term debt consisted of:


(IN THOUSANDS)                         1995                1994
---------------------------------  ----------------------------
Unsecured debt
  Notes payable to banks at
    an average interest rate
    of 6.8% (6.2% - 1994)           $169,547         $  835,598
  6.75% notes due 2000               225,000            225,000
  7% notes due 2003                  300,000            300,000
  7.875% debentures due 2013         175,000            175,000
  Various other notes due 1996-
    2007 at an average interest
    rate of 5.4% (5.2% - 1994)        17,085             7,840
Secured debt
  Mortgages, contracts and
    notes due 1996-2012, at
    an average interest rate
    of 9.0% (9.6% - 1994)             13,890            17,608
Unamortized debt discount
  and issue costs                     (2,745)           (3,092)
---------------------------------  ----------------------------
                                     897,777          1,557,954
Current maturities                    (1,779)            (3,450)
---------------------------------  ----------------------------
                                    $895,998         $1,554,504
---------------------------------  ----------------------------
---------------------------------  ----------------------------

The Company estimates the fair value of its fixed interest rate unsecured debt based on current quoted market prices. The estimated fair value of unsecured noncallable notes (face value $700 million) was $714 million and $628 million at December 30, 1995 and December 31, 1994, respectively.

In May 1994, the Company replaced its existing revolving credit facility with a $1 billion, 5-year revolving credit facility ("Facility"). At the Company's option, borrowings under the Facility bear interest at a certain percentage over the agent's prime rate or the London Interbank Offered Rate ("LIBOR"). Provisions under the Facility require the Company to comply with certain financial covenants which include a maximum permitted ratio of consolidated debt to net worth and a minimum required fixed charge coverage ratio. At December 30, 1995 and December 31, 1994, net borrowings outstanding under this facility were approximately $81 million and $771 million, respectively.

The Company may also borrow under uncommitted lines of credit at rates offered from time to time by various banks that may not be lenders under the Facility. Net borrowings outstanding under the uncommitted lines of credit totaled $89 million and $65 million at December 30, 1995 and December 31, 1994, respectively.

Sinking fund requirements and maturities with respect to long-term debt as of December 30, 1995 were as follows (in millions): 1997 - $3.3; 1998 - $6.9; 1999 - $171.0; 2000 - $225.7; and thereafter $489.1.

Interest payments during 1995, 1994 and 1993 totaled $86.4 million, $67.6 million and $45.5 million, respectively.

NOTE 8 - EMPLOYEE BENEFIT PLANS

The Company has qualified and non-qualified defined benefit pension plans covering certain full-time employees. Benefits under these plans are generally based on each employee's eligible compensation, except for certain hourly plans which are based on negotiated benefits and years of service.

For U.S. plans, the Company's funding policy is to fund the net periodic pension cost plus a 15-year amortization of the unfunded liability. The plans covering international employees are generally not funded.

The status of the defined benefit pension plans was as follows:

U.S. PLANS (IN THOUSANDS)                                     1995         1994
------------------------------------------------------    ---------------------
Actuarial present value of accumulated benefit
 obligation
   Vested                                                 $227,572     $212,149
   Non-vested                                                3,581        3,195
------------------------------------------------------    ---------------------
                                                          $231,153     $215,344
------------------------------------------------------    ---------------------
------------------------------------------------------    ---------------------

Actuarial present value of projected benefit
  obligation                                              $239,855     $223,082
Plan assets at fair value, primarily
  stocks and bonds                                         238,730      206,326
------------------------------------------------------    ---------------------
Projected benefit obligation in excess of
  plan assets                                               (1,125)     (16,756)
Unrecognized net transition obligation                        (942)      (1,087)
Unrecognized prior service cost                              2,662        1,714
Unrecognized net (gain) loss                                   (83)      17,866
Additional minimum liability                                (1,941)     (10,917)
------------------------------------------------------    ---------------------
Accrued pension liability                                 $ (1,429)   $  (9,180)
------------------------------------------------------    ---------------------
------------------------------------------------------    ---------------------

INTERNATIONAL PLANS (IN THOUSANDS)                            1995         1994
------------------------------------------------------    ---------------------
Actuarial present value of accumulated benefit
 obligation
   Vested                                                 $  9,411     $  8,463
   Non-vested                                                3,303        6,635
------------------------------------------------------    ---------------------
                                                          $ 12,714     $ 15,098
------------------------------------------------------    ---------------------
------------------------------------------------------    ---------------------

Actuarial present value of projected benefit
  obligation                                              $ 28,796     $ 27,447
Plan assets at fair value, primarily
  stocks and bonds                                           2,176        1,970
------------------------------------------------------    ---------------------
Projected benefit obligation in excess of
  plan assets                                              (26,620)     (25,477)
Unrecognized net transition obligation                       3,133        3,580
Unrecognized prior service cost                              3,104        4,325
Unrecognized net loss                                        1,576          598
Additional minimum liability                                  (868)        (695)
------------------------------------------------------    ----------------------
Accrued pension liability                                 $(19,675)   $ (17,669)
------------------------------------------------------    ----------------------
------------------------------------------------------    ----------------------

For U.S. plans, the projected benefit obligation was determined using assumed discount rates of 7.5% in 1995 and 8.5% in 1994 and assumed rates of increase in future compensation levels of 4.5% in 1995 and 5% in 1994. The expected long-term rate of return on assets was 9% in both years. For international plans, the projected benefit obligation was determined using assumed discount rates of 7.5% to 20% in 1995 and 8.5% to 20% in 1994 and assumed rates of increase in future compensation levels of 4.5% to 17.5% in 1995 and 5% to 17.5% in 1994. The expected long-term rate of return on assets for international plans was 9% to 20% in 1995 and 12% to 20% in 1994.


Pension expense for the U.S. and international plans consisted of the following components:

(IN THOUSANDS)                               1995          1994            1993
---------------------------------------   --------------------------------------
Service cost-benefits earned during
  the year                                $ 8,114       $ 7,158         $ 5,902
Interest cost on projected benefit
  obligation                               21,270        20,112          20,616
Actual (return) loss
  on plan assets                          (46,944)        4,656         (31,448)
Net amortization and
  deferral                                 28,337       (22,980)         13,379
---------------------------------------   --------------------------------------
Pension expense                          $ 10,777      $  8,946        $  8,449
---------------------------------------   --------------------------------------
---------------------------------------   --------------------------------------

During 1995, the Company recognized a net curtailment loss of $3.6 million for the international plans. This loss was primarily due to additional benefit payments resulting from a reduction in workforce.

The Company has two 401(k) plans generally covering full-time U.S. employees. Eligible employees may defer a
                                      27
percentage of their annual compensation up to a maximum allowable under federal income tax law to supplement their retirement income. These plans provide for Company contributions based on a certain percentage of each participant's contribution. Total Company contributions to these plans for 1995, 1994 and 1993 were $4.4 million, $4.7 million and $4.5 million, respectively.

The Company is also a party to various industrywide collective bargaining agreements which also provide pension benefits. Total contributions to these plans plus direct payments to pensioners were $0.8 million in 1995, $0.9 million in 1994 and $0.8 million in 1993.

In addition to providing pension benefits, the Company provides certain health care and life insurance benefits for eligible retired employees. Certain employees may become eligible for such benefits if they fulfill established requirements upon reaching retirement age.

The status of the postretirement benefit plans was as follows:


(IN THOUSANDS)                                                1995         1994
------------------------------------------------------    ---------------------
Accumulated postretirement benefit obligation ("APBO")
  Retirees                                                 $66,757      $61,190
  Fully eligible actives                                     6,892        9,043
  Other actives                                              7,669        8,247
------------------------------------------------------    ---------------------
                                                            81,318       78,480
Unrecognized prior service cost                              1,897        1,516
Unrecognized net gain                                        4,660        6,101
------------------------------------------------------    ---------------------
Accrued postretirement benefit liability                   $87,875      $86,097
------------------------------------------------------    ---------------------
------------------------------------------------------    ---------------------

Postretirement benefit expense included the following components:


(IN THOUSANDS)                               1995          1994            1993
---------------------------------------   --------------------------------------
Service cost - benefits earned during
  the year                                 $  449        $  578          $  803
Interest cost on APBO                       7,258         6,755           7,484
Net amortization and deferral                (342)           26               5
---------------------------------------   --------------------------------------
Postretirement benefit expense             $7,365        $7,359          $8,292
---------------------------------------   --------------------------------------
---------------------------------------   --------------------------------------

For U.S. plans, an annual rate of increase in the per capita cost of covered health care benefits of 10% in 1996 decreasing to 5% in 2006 and thereafter was assumed in determining the APBO for 1995, and 13% in 1995 decreasing to 5.5% in 2010 was assumed in determining the APBO for 1994. For the Company's international plan, the assumed health care cost trend rate was 20% in 1995 and 1994. Increasing the assumed health care cost trend rate by one percentage point in each year would have resulted in an increase in the Company's APBO as of December 30, 1995 of approximately $7.5 million and the aggregate of the service and interest cost components of postretirement benefit expense for 1995 of approximately $0.9 million. The weighted average discount rate used in determining the APBO was 7.5% in 1995 and 8.5% in 1994 for U.S. plans and 20% in 1995 and 1994 for the international plan. The plans are not funded.

NOTE 9 - STOCK OPTIONS AND AWARDS

Under the 1991 and 1982 Stock Option and Award Plans ("the Option Plans"), the Company can grant incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock awards and performance share awards to officers and key employees of the Company. Stock options may be exercised for up to ten years from the date of grant with or without stock appreciation rights, as determined by the committee of the Company's Board of Directors administering the Option Plans. No stock appreciation rights, restricted stock awards or performance share awards were outstanding at December 30, 1995.

During 1995, the 1995 Non-Employee Directors Stock Option Plan ("the Directors Plan") was adopted by the Board of Directors and approved by the Company's shareholders. On February 15th of each year, each active non-employee director will receive a non-discretionary grant of non-qualified stock options ("the Options"). The Options vest over a three-year period and expire 10 years after the date of the grant or upon early termination as defined by the plan agreement.

 Changes in outstanding stock options were as follows:

                                                                        AVERAGE
                                                           SHARES         PRICE
---------------------------------------------------    ------------------------
Outstanding, January 2, 1993                            1,495,730        $29.70
Granted                                                   411,850         33.12
Exercised                                                 (41,733)        27.88
Canceled                                                 (146,065)        36.52
---------------------------------------------------    ------------------------
Outstanding, January 1, 1994                            1,719,782         29.98
Granted                                                   508,500         29.07
Exercised                                                 (12,117)        26.69
Canceled                                                 (160,401)        34.39
---------------------------------------------------    ------------------------
Outstanding, December 31, 1994                          2,055,764         29.43
Granted                                                   563,000         27.21
Exercised                                                (371,989)        13.73
Canceled                                                 (294,513)        31.30
Net adjustment for distribution of real estate
  and resorts business                                      8,158
---------------------------------------------------    ------------------------
Outstanding, December 30, 1995                          1,960,420        $29.23
---------------------------------------------------    ------------------------
Exercisable, December 30, 1995                          1,048,233        $31.61
---------------------------------------------------    ------------------------
---------------------------------------------------    ------------------------
In December 1995, the number and exercise price of all options outstanding were adjusted to reflect the impact of the distribution of the real estate and resorts business. (See Note 4.)

NOTE 10 - SHAREHOLDERS' EQUITY

Authorized capital at December 30, 1995 consisted of 80 million shares of no par value common stock and 30 million shares of no par value preferred stock, issuable in series. At December 30, 1995, approximately 3.7 million shares and 50,000 shares of common stock were reserved for issuance under the Option Plans and the Directors Plan, respectively. There was no preferred stock outstanding.

The Company's dividend policy is to pay quarterly dividends on common shares at an annual rate of 40 cents per share.

Changes in shareholders' equity were as follows:

                                                                                     CUMULATIVE
                                                                                        FOREIGN             TOTAL
                                                     ADDITIONAL                        CURRENCY            COMMON         COMMON
                                         COMMON         PAID-IN        RETAINED     TRANSLATION     SHAREHOLDERS'         SHARES
(IN THOUSANDS, EXCEPT SHARE DATA)         STOCK         CAPITAL        EARNINGS      ADJUSTMENT            EQUITY    OUTSTANDING
----------------------------------   ----------------------------------------------------------------------------------------------
Balance, January 2, 1993               $320,057        $163,686        $ 542,468       $(25,193)       $1,001,018      59,414,655
  Net income                                  -               -           77,889              -            77,889               -
  Cash dividends declared
   ($.40 per share)                           -               -          (23,784)             -          (23,784)               -
  Translation adjustments                     -               -                -         (4,273)          (4,273)               -
  Other                                      42           1,222                -              -            1,264           41,263
----------------------------------   ----------------------------------------------------------------------------------------------
Balance, January 1, 1994                320,099         164,908          596,573        (29,466)       1,052,114       59,455,918
  Net income                                 -                -           67,883              -           67,883                -
  Cash dividends declared
   ($.50 per share)                          -                -          (29,739)             -          (29,739)               -
  Translation adjustments                    -                -                -        (10,272)         (10,272)               -
  Other                                      22             633                -              -              655           22,190
----------------------------------   ----------------------------------------------------------------------------------------------
Balance, December 31, 1994              320,121         165,541          634,717        (39,738)       1,080,641       59,478,108
  Net income                                  -               -           23,331              -           23,331                -
  Cash dividends declared
   ($.30 per share)                           -               -          (17,913)             -          (17,913)               -
  Translation adjustments                     -               -                -           (859)            (859)               -
  Distribution of real estate and
    resorts business                          -               -         (581,866)             -         (581,866)               -
  Other                                     376           4,725                -              -            5,101          376,631
----------------------------------   ----------------------------------------------------------------------------------------------
Balance, December 30, 1995             $320,497        $170,266        $  58,269       $(40,597)      $  508,435       59,854,739
----------------------------------   ----------------------------------------------------------------------------------------------
----------------------------------   ----------------------------------------------------------------------------------------------

NOTE 11 - CONTINGENCIES

At December 30, 1995, the Company was contingently liable for guarantees of indebtedness issued on behalf of certain key fruit suppliers of $82.2 million and other guarantees associated with unaffiliated entities integral to the Company's operations of $24.1 million.

The Company is involved from time to time in various claims and legal actions incident to its operations, both as plaintiff and defendant. In the opinion of management, after consultation with legal counsel, none of such claims is expected to have a material adverse effect on the Company's financial position or results of operations.

NOTE 12 - LEASE COMMITMENTS

The Company has obligations under non-cancelable operating leases, primarily for ship charters and containers, and certain equipment and office facilities. Lease terms are generally for less than the economic life of the property. Certain agricultural land leases provide for increases in minimum rentals based on production. Total rental expense was $208.5 million, $177.6 million and $168.0 million (net of sublease income of $14.9 million, $13.3 million and $19.1 million) for 1995, 1994 and 1993, respectively.

During 1995, the Company entered into an agreement with a syndicate of banks for the sale and leaseback of certain vessels including four recently constructed refrigerated vessels. This transaction generated net proceeds of approximately $133 million. The Company will lease the vessels for seven years.

At December 30, 1995, the Company's aggregate minimum rental commitments, before sublease income, were as follows (in millions): 1996 - $172.4; 1997 - $77.0; 1998 - $40.8; 1999 - $34.4; 2000 - $30.7 and thereafter - $176.5.
Total future sublease income is $18.3 million.

NOTE 13 - INCOME TAXES

Income tax expense (benefit) was as follows:


(IN THOUSANDS)                    1995      1994       1993
---------------------------    ----------------------------
Current
  Federal, state and local     $ 2,292  $(25,594)  $ 21,243
  Foreign                       23,279    21,421     13,625
---------------------------    ----------------------------
                                25,571    (4,173)    34,868
---------------------------    ----------------------------
Deferred
  Federal, state and local      30,656     8,989    (25,883)
  Foreign                         (227)    5,084     (5,385)
---------------------------    ----------------------------
                                30,429    14,073    (31,268)
---------------------------    ----------------------------
                               $56,000   $ 9,900   $  3,600
---------------------------    ----------------------------
---------------------------    ----------------------------


Pretax earnings attributable to foreign operations were $181 million, $165 million and $145 million for 1995, 1994 and 1993, respectively. Undistributed earnings of foreign subsidiaries, which have been or are intended to be permanently invested, aggregated $972 million at December 30, 1995.

The Company's reported income tax expense varied from the expense calculated using the U.S. federal statutory tax rate for the following reasons:


(IN THOUSANDS)                     1995       1994       1993
---------------------------    ------------------------------
Expense computed at
  U.S. federal statutory
  income tax rate              $ 61,538   $ 23,851   $ 23,007
Foreign income taxed
  at different rates            (16,366)   (11,036)   (24,014)
Dividends from
  subsidiaries                        -        187        341
State and local income
  tax, net of federal
  income tax benefit              4,293       (584)      (553)
Impact of tax rate
  change                              -          -      1,450
Other                             6,535     (2,518)     3,369
---------------------------    ------------------------------
Reported income tax
  expense                      $ 56,000   $  9,900   $  3,600
---------------------------    ------------------------------
---------------------------    ------------------------------

Total income tax payments, net of refunds, for 1995, 1994 and 1993 were $51.3 million, $4.1 million and $23.8 million, respectively. Subsequent to 1995, the Company filed for and received a federal income tax refund of $22.9 million.

Deferred tax assets (liabilities) were comprised of the following:


(IN THOUSANDS)                     1995       1994       1993
---------------------------    ------------------------------
Operating reserves             $ 36,840   $  2,053   $ 13,674
Accelerated depreciation        (37,868)   (35,040)   (38,739)
Inventory valuation
  methods                         3,690     13,086      5,917
Effect of differences
  between book values
  assigned in prior
  acquisitions and
  historical tax values         (37,927)   (61,811)   (53,141)
Postretirement benefits          31,263     32,484     34,768
Current year
  acquisitions                        -          -     (8,603)
Tax credit carryforward          39,310     30,509     39,075
Net operating loss
  carryforward                   79,616     10,998      3,115
Other, net                      (22,308)   (29,642)   (19,317)
---------------------------    ------------------------------
                               $ 92,616   $(37,363)  $(23,251)
---------------------------    ------------------------------
---------------------------    ------------------------------

The Company has recorded deferred tax assets of $79.6 million reflecting the benefit of approximately $30 million in capital loss carryforwards, which begin to expire in 2000, and $195 million of ordinary loss carryforwards which begin to expire in 2009 to the extent not utilized.

The tax credit carryforward amount is primarily comprised of alternative minimum tax credits which can be utilized to reduce regular tax liabilities and may be carried forward indefinitely. The remaining credits expire from 1998 to 2010.

Total deferred tax assets and deferred tax liabilities were as follows:


(IN THOUSANDS)                      1995       1994       1993
---------------------------    -------------------------------
Deferred tax assets            $ 281,392  $ 182,078  $ 176,202
Deferred tax liabilities        (188,776)  (219,441)  (199,453)
---------------------------    -------------------------------
                               $  92,616  $ (37,363) $ (23,251)
---------------------------    -------------------------------
---------------------------    -------------------------------

The Company remains contingently liable with respect to certain tax credits sold with recourse by Flexi-Van Corporation ("Flexi-Van"), the Company's former transportation equipment leasing business, to a third party in 1981. These credits, which have been contested by the Internal Revenue Service, continue to be litigated by Flexi-Van. Flexi-Van, which separated from the Company in 1987 and was subsequently acquired by David H. Murdock, has indemnified the Company against obligations that might result from the resolution of this matter.

NOTE 14 - GEOGRAPHICAL AREA SEGMENT INFORMATION

The Company's only significant segment of business is food products. Revenue, operating income and identifiable assets pertaining to the geographic areas in which the Company operates are presented below. Product transfers between geographic areas are accounted for based on the estimated fair market value of the products.


(IN MILLIONS)                1995         1994        1993
-----------------------    -------------------------------
Revenue
  North America            $1,959       $1,933      $1,890
  Latin America               771          677         640
  Asia                        914          842         700
  Europe                      959          777         577
  Intercompany
     elimination             (799)        (730)       (699)
-----------------------    -------------------------------
                           $3,804       $3,499      $3,108
-----------------------    -------------------------------
-----------------------    -------------------------------
Operating Income
  North America            $   72       $   (8)     $   39
  Latin America               138          131          62
  Asia                         14           16          77
  Europe                        3           13           -
  Corporate                   (34)         (14)        (11)
  Cost reduction program        -            -         (43)
-----------------------    -------------------------------
                           $  193       $  138      $  124
-----------------------    -------------------------------
-----------------------    -------------------------------
Identifiable Assets
  North America            $  973       $1,065      $1,043
  Latin America               698          776         707
  Asia                        327          332         266
  Europe                      339          339         211
  Corporate                   105          107         110
-----------------------    -------------------------------
                            2,442        2,619       2,337
Net assets held
  for distribution              -        1,066         822
-----------------------    -------------------------------
                           $2,442       $3,685      $3,159
-----------------------    -------------------------------
-----------------------    -------------------------------

NOTES: REVENUE INCLUDES INTER-AREA TRANSFERS FROM LATIN AMERICA TO NORTH AMERICA, ASIA AND EUROPE OF $514 MILLION, $444 MILLION AND $418 MILLION IN 1995, 1994 AND 1993, RESPECTIVELY; FROM ASIA TO NORTH AMERICA AND EUROPE OF $184 MILLION, $190 MILLION AND $227 MILLION IN 1995, 1994 AND 1993, RESPECTIVELY; FROM NORTH AMERICA TO ASIA AND EUROPE OF $72 MILLION, $77 MILLION AND $38 MILLION IN 1995, 1994 AND 1993, RESPECTIVELY; AND FROM EUROPE TO NORTH AMERICA, ASIA AND LATIN AMERICA OF $29 MILLION, $19 MILLION AND $16 MILLION IN 1995, 1994 AND 1993, RESPECTIVELY.

NET ASSETS HELD FOR DISTRIBUTION AS OF DECEMBER 31, 1994 AND JANUARY 1, 1994 ARE RELATED TO THE REAL ESTATE AND RESORTS BUSINESS DISTRIBUTED TO THE COMPANY'S SHAREHOLDERS IN 1995 (SEE NOTE 4).

NOTE 15 - QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following table presents summarized quarterly results.

                                                 FIRST        SECOND         THIRD        FOURTH
(IN THOUSANDS, EXCEPT PER SHARE DATA)          QUARTER       QUARTER       QUARTER       QUARTER          YEAR
-------------------------------------------   ----------------------------------------------------------------
1995
Revenue                                       $849,124    $1,068,814    $1,048,594      $837,314    $3,803,846
Gross margin                                   150,749       183,423       148,756       103,049       585,977
Income from continuing operations               24,411        75,855        14,278         5,280       119,824
Income (loss) from discontinued operations        (790)        2,807      (105,054)        6,544       (96,493)
-------------------------------------------   --------    ----------    ----------      --------    ----------
Net income (loss)                             $ 23,621    $   78,662    $  (90,776)     $ 11,824    $   23,331
-------------------------------------------   --------    ----------    ----------      --------    ----------
-------------------------------------------   --------    ----------    ----------      --------    ----------
Earnings (loss) per common share
  Continuing operations                       $    .41    $     1.27    $      .24      $    .09    $     2.00
  Discontinued operations                         (.01)          .05         (1.76)          .11         (1.61)
-------------------------------------------   --------    ----------    ----------      --------    ----------
Net income (loss) per common share            $    .40    $     1.32    $    (1.52)     $    .20    $     0.39
-------------------------------------------   --------    ----------    ----------      --------    ----------
-------------------------------------------   --------    ----------    ----------      --------    ----------
1994
Revenue                                       $756,701    $  915,349    $  992,444      $834,059    $3,498,553
Gross margin                                   133,365       155,867       138,633       105,013       532,878
Income (loss) from continuing operations        28,956        33,891        (2,006)       (2,596)       58,245
Income from discontinued operations                793         1,762         3,291         3,792         9,638
-------------------------------------------   --------    ----------    ----------      --------    ----------
Net income                                    $ 29,749    $   35,653    $    1,285      $  1,196    $   67,883
-------------------------------------------   --------    ----------    ----------      --------    ----------
-------------------------------------------   --------    ----------    ----------      --------    ----------
Earnings (loss) per common share
  Continuing operations                       $    .48    $      .57    $     (.03)     $   (.04)   $      .98
  Discontinued operations                          .02           .03           .05           .06           .16
-------------------------------------------   --------    ----------    ----------      --------    ----------
Net income (loss) per common share            $    .50    $      .60    $      .02      $    .02    $     1.14
-------------------------------------------   --------    ----------    ----------      --------    ----------
-------------------------------------------   --------    ----------    ----------      --------    ----------

ALL QUARTERS HAVE TWELVE WEEKS, EXCEPT THE THIRD QUARTERS OF BOTH YEARS WHICH HAVE SIXTEEN WEEKS.

THE SECOND QUARTER OF 1995 REFLECTS THE $61.7 MILLION NET GAIN ON ASSETS SOLD OR HELD FOR DISPOSAL.

THIRD QUARTER 1995 DISCONTINUED OPERATIONS REFLECT THE $103.8 MILLION ASSET IMPAIRMENT WRITE-DOWN RELATED TO THE LANA'I RESORT PROPERTIES.

NOTE 16 - COMMON STOCK DATA (UNAUDITED)

The following table shows the market price range of the Company's common stock for each quarter in 1995 and 1994.

                                   HIGH            LOW
----------------------------    ----------------------
1995
First Quarter                   $28 3/8        $24
Second Quarter                   28 1/4         30 3/4
Third Quarter                    35             28 1/2
Fourth Quarter                   38             33 1/2
----------------------------    ----------------------
Year                            $38            $24
----------------------------    ----------------------
----------------------------    ----------------------
1994
First Quarter                   $35 1/2        $26 3/8
Second Quarter                   34 1/2         26 1/8
Third Quarter                    30 3/4         26 1/4
Fourth Quarter                   28 3/8         22 1/2
----------------------------    ----------------------
Year                            $35 1/2        $22 1/2
----------------------------    ----------------------
----------------------------    ----------------------

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Shareholders and Board of Directors of Dole Food
Company, Inc.:



We have audited the accompanying consolidated balance sheets of Dole Food Company, Inc. (a Hawaii corporation) and subsidiaries as of December 30, 1995 and December 31, 1994, and the related consolidated statements of income and cash flow for the years ended December 30, 1995, December 31, 1994 and January 1, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dole Food Company, Inc. and subsidiaries as of December 30, 1995 and December 31, 1994, and the results of its operations and its cash flow for the years ended December 30, 1995, December 31, 1994 and January 1, 1994, in conformity with generally accepted accounting principles.



/s/ Arthur Andersen LLP


Los Angeles, California

February 5, 1996

                                                    DOLE FOOD COMPANY, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL POSITION

1995 COMPARED WITH 1994 -

REVENUE - Consolidated revenue from continuing operations increased 9% over the prior year, from $3.5 billion for 1994 to $3.8 billion for 1995 and increased 14% compared to 1994, excluding revenues from the recently sold worldwide juice and juice beverage business. Growth in existing product lines, increases in worldwide banana revenues, and temporary market conditions for the fresh vegetable business resulting from the March 1995 California floods are primarily attributable for the increases in revenue.

SELLING, MARKETING AND ADMINISTRATIVE EXPENSES - Selling, marketing and administrative expenses from continuing operations were $393 million or 10% of sales for 1995 compared to $395 million or 11% of sales for 1994. The decrease in expense was primarily due to the sale of the worldwide juice and juice beverage business in the second quarter of 1995, offset by business expansions and acquisitions.

OPERATING INCOME - Consolidated operating income from continuing operations increased 40% to $193 million in 1995 compared to $138 million in 1994. Higher earnings in 1995 were primarily related to improvements in the worldwide banana markets, particularly in the Pacific Rim, and the fresh vegetable business which profited from temporary market conditions resulting from the March 1995 California floods. The fresh and processed pineapple and the value-added, pre-cut salad businesses also posted improved results in 1995, partially offset by lower results for dried fruit and nuts.

    During the second quarter of 1995, the sale of the Company's worldwide juice and juice beverage business was completed, resulting in a pretax gain of approximately $145 million. Revenues related to this business totaled approximately $300 million in 1994. In addition, during the second quarter of 1995, the Company began to implement its plans to sell certain of its agricultural properties and other assets which have generated low returns. Sales agreements have been entered into with respect to certain assets, and sales efforts are proceeding with respect to the others. The book value of the assets to be sold exceeded the estimated fair value less costs to sell, and resulted in an adjustment of $83 million in the second quarter of 1995. The gain on the sale of the beverage business, net of adjustments related to the planned disposal of assets, resulted in a net pretax gain of $62 million and an increase in the Company's estimated 1995 annualized income tax rate from 23% to 32%. The sale of the juice business and the planned sale of agricultural properties and other assets are not expected to have a significant impact on the Company's continuing operating income levels.

    The European Union ("E.U.") banana regulations which impose quotas and tariffs on bananas remained in full effect in 1995, and continue in effect in 1996. Trade negotiations and discussions continue between the E.U., the United States and the individual banana exporting countries. These trade negotiations could lead to further changes in the regulations governing banana exports to the E.U. The net impact of these changing regulations on the Company's future results of operations is not determinable at this time.

    The Company distributes its products in more than 90 countries throughout the world. Its international sales are usually transacted in U.S. dollars and major European and Asian currencies, while certain costs are incurred in currencies different from those that are received from the sale of the product. Results of operations may be affected by fluctuations of currency exchange rates in both the sourcing and selling locations. The overall net impact of foreign currency fluctuations was immaterial to the results of operations in 1995 and 1994.

INTEREST EXPENSE, NET - Interest expense, net of interest income, increased to $74 million in 1995 from $67 million in 1994, due to higher interest rates, offset by slightly lower average debt levels.

INCOME TAXES - The Company's effective income tax rate increased to 32% in 1995 from 15% in 1994, primarily as a result of a change in the mix of domestic and foreign earnings impacted by the non-recurring net gain on the sale of the Company's worldwide juice and juice beverage business in the second quarter of 1995.

DISCONTINUED OPERATIONS - The Company reported a $97 million or $1.61 per share loss from discontinued operations for 1995. The loss from discontinued operations includes distribution expenses of $3 million, net of tax, and a write-down to certain real estate and resort properties of $104 million, net of tax. During 1995, the Company reviewed certain of its real estate and resort properties to determine, in accordance with generally accepted accounting principles, whether expected future cash flows (undiscounted and without interest charges) from each property would result in the recovery by the Company of the carrying amount of such property. Certain adverse developments affecting the Lana'i resort properties which occurred subsequent to the Company's 1994 fiscal year end caused management to substantially lower its estimate of that future cash flow and led to a determination that the Lana'i resort properties were impaired as defined by generally accepted accounting principles. In accordance with Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of ("SFAS 121"), an impairment loss of $104 million after tax was recorded as part of discontinued operations in the accompanying statements of income for 1995 for the difference between the carrying value and the fair value of the Lana'i resort properties and certain other residential properties.

NEW ACCOUNTING PRONOUNCEMENT - In October 1995 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). The Company has elected to adopt the disclosure requirements of SFAS 123 when the adoption is required in 1996. As a result, SFAS 123 will have no effect on the financial condition or results of operations of the Company. The provisions of SFAS 123 are more fully described in the Notes to Consolidated Financial Statements.

1994 COMPARED WITH 1993 -

REVENUE - Consolidated revenue from continuing operations for 1994 increased $390 million, or 13% over the prior year, reaching $3.5 billion compared to $3.1 billion for 1993. This increase was primarily attributable to new businesses acquired and to expansions of existing product lines.

SELLING, MARKETING AND ADMINISTRATIVE EXPENSES - Selling, marketing and administrative expenses from continuing operations increased from $333 million in 1993 to $395 million in 1994, largely due to the effects of acquired businesses as well as additional promotions and marketing programs for the value-added and processed pineapple operations.

OPERATING INCOME - Consolidated operating income from continuing operations totaled $138 million in 1994 and $166 million in 1993 before the 1993 pretax charge of $43 million for the Company's cost reduction program. Worldwide banana results increased in 1994 despite the weak Pacific Rim banana market which resulted from a continued oversupply of product. The E.U. banana regulations which impose quotas and tariffs on bananas were in full effect in 1994 and continued to be in effect in 1995.

The improvement in banana earnings was offset by declines in other food operations. The fresh vegetable group reported lower results in 1994 primarily due to poor market conditions for lettuce and celery which existed for the first three quarters of the year. Results for processed pineapple were also lower in 1994 compared to 1993, although price pressures resulting from heavy industry supplies experienced in the prior year and for most of 1994 began to improve at the end of 1994. Lower operating income in 1994 was also attributable to the dried fruit and nuts operations. In addition, operating income for 1993 included a pretax gain of approximately $9 million related to the sale of the Company's interest in the California and Hawaiian Sugar Company.

INTEREST EXPENSE, NET - Interest expense, net of interest income, from continuing operations increased to $67 million in 1994 from $48 million in 1993, primarily attributable to higher average debt levels and higher interest rates.

OTHER EXPENSE, NET - Other expense decreased in 1994, primarily as a result of lower minority interest expense due to a smaller minority share at the Company's Latin American beverage operation and lower earnings for the Company's citrus operations.

INCOME TAXES - The Company's effective income tax rate increased to 15% for 1994 from 5% for 1993, primarily as a result of a change in the mix of domestic and foreign earnings.

LIQUIDITY AND CAPITAL RESOURCES

Operations in 1995 provided strong, positive cash flow which, along with proceeds from divestitures of certain businesses and assets, was used to reduce the Company's debt level. Total debt (net of cash and short-term investments) was $847 million at December 30, 1995 reduced from $1.563 billion at December 31, 1994. Cash and short-term investments totaled $72 million at December 30, 1995 compared to $45 million at December 31, 1994.

    Operating activities from continuing operations generated $235 million of positive cash flow for 1995 compared to $114 million in 1994. The increase was primarily attributable to significant net working capital improvements and improved operating results.

    Cash flow from investing activities, which reflected the divestiture of certain businesses and agricultural properties, totaled $308 million in 1995. During the second quarter of 1995, the Company completed the sale of its worldwide juice and juice beverage business. Net proceeds from the sale were $270 million. In addition, the Company entered into the sale and leaseback of certain vessels which generated net proceeds of $133 million. Also during 1995, the Company divested its pistachio business and certain North American agricultural properties.

    In December 1995, the Company separated its real estate and resorts business from its food business, in a pro rata distribution to the Company's shareholders. As partial consideration for the Company's real estate and resorts business the Company received cash of $200 million and used the cash proceeds to repay outstanding bank indebtedness. Additional consideration included issuance to the Company of 3,500 shares of cumulative preferred stock which was sold to third parties for $35 million.

    The Company significantly reduced its debt level in 1995. The Company has a $1 billion revolving credit agreement ("the Facility") for a five-year term. At the Company's option, borrowings under the Facility bear interest at a certain percentage over the agent's prime rate or the London Interbank Offered Rate ("LIBOR"). At December 30, 1995, the Company had net borrowings outstanding of $81 million under the Facility. The Company also borrows under uncommitted lines of credit at rates offered from time to time by various banks that may or may not be lenders under the Facility. At December 30, 1995, net borrowings under the uncommitted lines of credit totaled approximately $89 million, with a weighted average interest rate of 6.1%. As discussed in the Notes to Consolidated Financial Statements, the Company also has outstanding at December 30, 1995, $700 million of public unsecured notes, which were issued in 1993. These notes bear interest at 6.75%, 7% and 7.875% and mature in years 2000, 2003 and 2013.

    Capital expenditures totaled $90 million in 1995 compared to $212 million in 1994. The 1995 expenditures were invested in various business expansions, infrastructure improvements and modernization of existing facilities.

    During 1995, the Company acquired various food operations, primarily located in Europe, for an aggregate cash purchase price of $35 million.

    The Company paid four quarterly dividends of 10 cents per share on its common stock totaling $24 million in 1995.

                                                        Dole Food Company, Inc.

RESULTS OF OPERATIONS AND SELECTED FINANCIAL DATA


(IN MILLIONS, EXCEPT PER SHARE DATA)                  1995      1994    1993     1992      1991
-----------------------------------------------      ------------------------------------------
Revenue                                              $3,804   $3,499   $3,108   $3,120   $2,965
Cost of products sold                                 3,218    2,966    2,609    2,633    2,403
-----------------------------------------------      ------------------------------------------
  Gross margin                                          586      533      499      487      562
Selling, marketing and administrative expenses          393      395      333      312      339
Cost reduction program                                   --       --       43       42       --
-----------------------------------------------      ------------------------------------------
  Operating income                                      193      138      123      133      223
Interest expense -- net                                 (74)     (67)     (48)     (48)     (38)
Net gain on assets sold or held for disposal             62       --       --       --       --
Other expense -- net                                     (5)      (3)      (9)     (12)      (7)
-----------------------------------------------      ------------------------------------------
Income from continuing operations before
  income taxes and cumulative effect of
  accounting change                                     176       68       66       73      178
Income taxes                                            (56)     (10)      (4)      (7)     (39)
-----------------------------------------------      ------------------------------------------
Income from continuing operations before
  cumulative effect of accounting change                120       58       62       66      139
Discontinued operations                                 (97)      10       16       (2)      (5)
-----------------------------------------------      ------------------------------------------
Income before cumulative effect of
  accounting change                                      23       68       78       64      134
Cumulative effect of accounting change                   --       --       --      (48)      --
-----------------------------------------------      ------------------------------------------
Net income                                           $   23   $   68   $   78   $   16   $  134
-----------------------------------------------      ------------------------------------------
Earnings per common share
  Continuing operations before cumulative
    effect of accounting change                      $ 2.00   $  .98   $ 1.04   $ 1.11   $ 2.33
  Discontinued operations                             (1.61)     .16      .26     (.04)    (.09)
  Cumulative effect of accounting change                 --       --       --     (.81)      --
-----------------------------------------------      ------------------------------------------
  Net income                                         $  .39   $ 1.14   $ 1.30   $  .26   $ 2.24
-----------------------------------------------      ------------------------------------------
Other statistics
  Working capital                                    $  480   $  495   $  391   $  398   $  421
  Total assets                                        2,442    3,685    3,159    2,926    2,774
  Long-term debt                                        896    1,555    1,111      950      803
  Total debt                                            920    1,609    1,190    1,031      879
  Common shareholders' equity                           508    1,081    1,052    1,001    1,009
  Annual cash dividends per common share                .40      .40      .40      .40      .40
  Capital additions                                      90      212      174      164      259
  Depreciation and amortization                         124      120      106       90       72
-----------------------------------------------      ------------------------------------------

DIRECTORS AND OFFICERS                                  DOLE FOOD COMPANY, INC.


DOLE FOOD COMPANY, INC.                    DOLE FOOD COMPANY, INC.                           DOLE FOOD COMPANY
DIRECTORS                                  OFFICERS                                          OPERATING DIVISION OFFICERS

Elaine L. Chao(2)                          David H. Murdock                                  Paul Cuyegkeng
President & CEO                            Chairman of the Board and                         President-Dole Asia
United Way of America                      Chief Executive Officer
                                                                                             William F. Feeney
Mike Curb                                  David A. DeLorenzo                                President-Dole Europe
Chairman(1,3)                              President & Chief Operating Officer
Curb Communications, Inc.                                                                    Benjamin Paz
(entertainment)                            Gerald W. LaFleur                                 President-Dole Latin America
                                           Executive Vice President
David A. DeLorenzo                                                                           Peter M. Nolan
President & Chief Operating Officer        George R. Horne                                   President-Dole Packaged Foods
Dole Food Company, Inc.                    Vice President-Human Resources
                                                                                             Lawrence A. Kern
James F. Gary (1,2,3)                      Michael S. Karsner                                President-Dole Fresh Vegetables
Chairman Emeritus                          Vice President-Chief Financial Officer
Pacific Resources, Inc.                    and Treasurer                                     Gregory L. Costley
(international energy and                                                                    President-Dole North America Fruit
holding company)                           Patricia A. McKay
                                           Vice President-Finance and Controller             Roberto Zacarias
Richard M. Ferry (3)                                                                         President-Dole Honduran Beverage
President and Director                     Patrick A. Nielson
Korn/Ferry International, Inc.             Vice President-International Legal and
(international executive search firm)      Regulatory Affairs

Frank J. Hata(2)                           Thomas J. Pernice
Chairman                                   Vice President-Public Affairs
Y. Hata & Co.
(wholesale food business)                  J. Brett Tibbitts
President                                  Vice President-Corporate General
Diversified Distributor, Inc.              Counsel and Corporate Secretary
(public warehouse company)
                                           Roberta Wieman
David H. Murdock(1)                        Vice President
Chairman of the Board and
Chief Executive Officer
Dole Food Company, Inc.

(1) EXECUTIVE, FINANCE AND NOMINATING COMMITTEE
(2) AUDIT COMMITTEE
(3) COMPENSATION AND EMPLOYEE BENEFITS COMMITTEE

                                                        DOLE FOOD COMPANY, INC.

COMPANY AND SHAREHOLDER INFORMATION

THE COMPANY

Founded in Hawaii in 1851, Dole Food Company, Inc. is the world's largest producer and marketer of fresh fruits and vegetables, and markets a growing line of packaged foods. The Company does business in more than 90 countries and employs approximately 43,000 full-time people worldwide.

CORPORATE HEADQUARTERS
31355 Oak Crest Drive
Westlake Village, CA 91361
(818) 879-6600

AUDITORS
Arthur Andersen LLP
633 West Fifth Street
Los Angeles, CA 90071

SECURITIES TRANSFER AGENT
The First National Bank of Boston
P.O. Box 644
Boston, MA 02102
(800) 733-5001



SHAREHOLDER INQUIRIES
Shareholders and members of the investment industry should direct inquiries to:
Office of the Corporate Secretary
Dole Food Company, Inc.
31365 Oak Crest Drive
Westlake Village, CA 91361
(818) 879-6600

FORM 10-K
A copy of Dole Food Company, Inc.'s Form 10-K, a corporate operational and financial report filed annually with the Securities and Exchange Commission, is available upon request without charge.

STOCK EXCHANGE
Dole Food Company, Inc.'s common stock (DOL) is traded on the New York and Pacific Stock Exchanges.

INTERNET ADDRESS
http:\\www.dole5aday.com

Dole-Registered Trademark- is a registered trademark of Dole Food Company, Inc. -C- 1996 Dole Food Company, Inc. All rights reserved.