Form 10-K, Exhibit 13
period 1996-12-31
DOLE FOOD COMPANY INC
filed 1997-03-28
CIK 18169

CONSOLIDATED STATEMENTS OF INCOME


(IN THOUSANDS, EXCEPT PER SHARE DATA)                                    1996                1995                1994
------------------------------------------------------------------------------------------------------------------------
Revenue                                                              $3,840,303          $3,803,846          $3,498,553
Cost of products sold                                                 3,256,345           3,217,869           2,965,675
------------------------------------------------------------------------------------------------------------------------
    Gross margin                                                        583,958             585,977             532,878
Selling, marketing and administrative expenses                          369,675             392,694             394,763
Restructuring charge                                                     50,000                   -                   -
------------------------------------------------------------------------------------------------------------------------
    Operating income                                                    164,283             193,283             138,115
Interest expense                                                        (68,699)            (81,186)            (76,911)
Interest income                                                           8,412               7,501               9,884
Net gain on assets sold or held for disposal                                  -              61,655                   -
Other income (expense) - net                                              4,535              (5,429)             (2,943)
------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before income taxes                   108,531             175,824              68,145
Income taxes                                                            (19,500)            (56,000)             (9,900)
------------------------------------------------------------------------------------------------------------------------
Income from continuing operations                                        89,031             119,824              58,245
Income (loss) from discontinued operations, net of income taxes               -             (96,493)              9,638
------------------------------------------------------------------------------------------------------------------------
    Net income                                                       $   89,031          $   23,331          $   67,883
------------------------------------------------------------------------------------------------------------------------
Earnings (loss) per common share, primary and fully diluted
    Continuing operations                                            $     1.47          $     2.00          $      .98
    Discontinued operations                                                   -               (1.61)                .16
------------------------------------------------------------------------------------------------------------------------
    Net income                                                       $     1.47          $      .39          $     1.14
------------------------------------------------------------------------------------------------------------------------


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED BALANCE SHEETS


(in thousands)                                                 1996                1995
------------------------------------------------------------------------------------------
Current assets
    Cash and short-term investments                        $   34,342          $   72,151
    Receivables - net                                         518,266             462,303
    Inventories                                               526,052             559,660
    Prepaid expenses                                           47,164              43,087
------------------------------------------------------------------------------------------
         Total current assets                               1,125,824           1,137,201
Investments                                                    72,930              63,319
Property, plant and equipment - net                         1,024,135           1,016,991
Long-term receivables - net                                    69,861              28,409
Other assets                                                  194,057             196,272
------------------------------------------------------------------------------------------
                                                           $2,486,807          $2,442,192
------------------------------------------------------------------------------------------
Current liabilities
    Notes payable                                          $   20,478          $   21,778
    Current portion of long-term debt                           1,497               1,779
    Accounts payable                                          185,747             182,152
    Accrued liabilities                                       454,208             451,181
------------------------------------------------------------------------------------------
         Total current liabilities                            661,930             656,890
Long-term debt                                                903,807             895,998
Deferred income taxes and other long-term liabilities         341,798             354,545
Minority interests                                             29,712              26,324
Commitments and contingencies
Common shareholders' equity                                   549,560             508,435
------------------------------------------------------------------------------------------
                                                           $2,486,807          $2,442,192
------------------------------------------------------------------------------------------



SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOW



(in thousands)                                                                          1996           1995           1994
-----------------------------------------------------------------------------------------------------------------------------
Operating activities
  Income from continuing operations                                                  $  89,031      $ 119,824      $  58,245
  Adjustments to continuing operations
    Depreciation and amortization                                                      111,073        113,325        119,847
    Equity earnings net of distributions                                                (2,875)        (6,533)        (2,539)
    Net gain on assets sold or held for disposal                                             -        (61,655)             -
    Provision for deferred income taxes                                                 (1,741)        30,429         14,073
    Restructuring charge                                                                50,000              -              -
    Other                                                                               (8,203)            41          1,191
    Change in operating assets and liabilities, net of effects from acquisitions
      Receivables - net                                                                (89,176)        53,142       (103,628)
      Inventories                                                                       27,222        (57,588)         1,376
      Prepaid expenses                                                                  (3,823)           445         (9,383)
      Other assets                                                                      (5,023)       (19,245)       (29,086)
      Accounts payable and accrued liabilities                                         (54,311)        57,995         35,252
      Income taxes payable                                                              20,041        (27,153)         8,558
      Other                                                                            (37,262)        31,592         20,573
-----------------------------------------------------------------------------------------------------------------------------
         Cash flow provided by operating activities of
           continuing operations                                                        94,953        234,619        114,479
         Cash flow (used in) operating activities of discontinued operations                 -        (11,467)       (44,906)
-----------------------------------------------------------------------------------------------------------------------------
         Cash flow provided by operating activities                                     94,953        223,152         69,573
Investing activities
  Proceeds from sales of businesses and assets                                          58,417        432,746         17,223
  Capital additions                                                                   (109,686)       (90,276)      (211,882)
  Purchases of investments and acquisitions, net of cash acquired                      (58,775)       (35,251)       (66,660)
  Other                                                                                    438            998            879
-----------------------------------------------------------------------------------------------------------------------------
         Cash flow provided by (used in) investing activities of
           continuing operations                                                      (109,606)       308,217       (260,440)
         Cash flow used in investing activities of
           discontinued operations                                                           -        (15,144)      (143,635)
------------------------------------------------------------------------------------------------------------------------------
         Cash flow provided by (used in) investing activities                         (109,606)       293,073       (404,075)
Financing activities
  Short-term borrowings                                                                 19,694         29,348         54,213
  Repayments of short-term debt                                                        (20,449)       (62,944)       (69,202)
  Long-term borrowings                                                                 168,060         12,384        462,885
  Repayments of long-term debt                                                        (163,799)      (675,098)       (33,952)
  Proceeds from distribution of real estate and resorts business                             -        235,186              -
  Cash dividends paid                                                                  (24,020)       (23,861)       (23,791)
  Other                                                                                 (2,642)         5,101          1,170
-----------------------------------------------------------------------------------------------------------------------------
         Cash flow provided by (used in) financing activities of
           continuing operations                                                       (23,156)      (479,884)       391,323
         Cash flow (used in) financing activities of
           discontinued operations                                                           -         (9,352)       (45,712)
-----------------------------------------------------------------------------------------------------------------------------
         Cash flow provided by (used in) financing activities                          (23,156)      (489,236)       345,611
Increase (decrease) in cash and short-term investments                                 (37,809)        26,989         11,109
Cash and short-term investments at beginning of year                                    72,151         45,162         34,053
-----------------------------------------------------------------------------------------------------------------------------
Cash and short-term investments at end of year                                       $  34,342      $  72,151      $  45,162
-----------------------------------------------------------------------------------------------------------------------------


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - NATURE OF OPERATIONS
    Dole Food Company, Inc. and its consolidated subsidiaries ("the Company") is engaged in the worldwide sourcing, processing, distributing and marketing of high quality, branded fresh produce food products including fruits and vegetables. Operations are conducted throughout North America, Latin America, Europe, including eastern European countries, and Asia, primarily in Japan and the Philippines. The Company is also engaged in beverage operations in Honduras.

    The Company's principal products are produced on both Company-owned or leased land and acquired through associated producer and independent grower arrangements. The Company's products are primarily packed and processed by the Company and sold to retail and institutional customers and other food product companies.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

    PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of all significant majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

    ANNUAL CLOSING DATE - The Company's fiscal year ends on the Saturday closest to December 31.

    INVENTORIES - Inventories are valued at the lower of cost or market. Cost is determined principally on a first-in, first-out basis. Specific identification and average cost methods are also used for packing materials and operating supplies.

    AGRICULTURAL COSTS - The costs of growing bananas and pineapples are charged to operations as incurred. Growing costs related to other crops are recognized when the crops are harvested and sold.

    INVESTMENTS - Investments in affiliates and joint ventures with ownership of 20% to 50% are generally recorded on the equity method. Other investments are accounted for using the cost method.

    PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment are stated at cost, less accumulated depreciation. Depreciation is computed principally by the straight-line method over the estimated useful lives of the assets.

    FOREIGN EXCHANGE - Net foreign exchange transaction gains or losses for subsidiaries with the United States dollar as their functional currency are included in determining net income and resulted in net losses of $2.1 million, $2.4 million, and $3.5 million for 1996, 1995 and 1994, respectively. Net foreign exchange gains or losses resulting from the translation of assets and liabilities of foreign subsidiaries whose local currency is the functional currency are accumulated as a separate component of common shareholders' equity.

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

    EARNINGS PER COMMON SHARE - Primary earnings per common share are based on the weighted average number of shares outstanding during the period after consideration of the dilutive effect of stock options. The primary weighted average number of common shares outstanding was 60.4 million, 59.8 million and 59.7 million for 1996, 1995 and 1994, respectively.

    CASH AND SHORT-TERM INVESTMENTS - Cash and short-term investments include cash on hand and time deposits. Such short-term investments generally have original maturities of three months or less.

    FAIR VALUE OF FINANCIAL INSTRUMENTS - The historical carrying amount is a reasonable estimate of fair value for short-term financial instruments. Fair values for long-term financial instruments not readily marketable were estimated based upon discounted future cash flows at prevailing market interest rates. Based on these assumptions, management believes the fair market values of the Company's financial instruments are not materially different from their recorded amounts as of December 28, 1996.

    STOCK BASED COMPENSATION - Statement of Financial Accounting Standards No. 123 ("SFAS 123") defines a fair value based method of accounting for employee stock compensation plans but allows for the continuation of the intrinsic value based method of accounting to measure compensation cost prescribed by Accounting Principles Board Opinion No. 25 ("APB 25"). In accordance with SFAS 123, the Company has elected to continue to utilize the accounting method prescribed by APB 25 and adopt the disclosure requirements of SFAS 123.

    USE OF ESTIMATES - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    RECLASSIFICATIONS - Certain prior year amounts have been reclassified to conform to the 1996 presentation.

NOTE 3 - ACQUISITIONS AND DISPOSITIONS

    During 1996 and 1995, the Company acquired production and distribution operations in Europe and Latin America. Each of the acquisitions was accounted for as a purchase and accordingly, the purchase price was allocated to the net assets acquired based upon their estimated fair values as of the date of acquisition. The fair values of assets acquired and liabilities assumed were $106 million and $48 million in 1996 and $70 million and $35 million in 1995.

    In 1996, the Company implemented a formal plan to close its dried fruit facility located in Fresno, California which has suffered continued losses. During the fourth quarter of 1996, a restructuring charge of $50 million was recorded related to the closure of this facility. The principal component of the charge was a provision for asset write-downs of $38.5 million. Management anticipates the closure of this facility to be completed in the second quarter of 1997.

    During 1995, the Company completed the sale of its juice business, resulting in net proceeds of approximately $270 million and a pretax gain of approximately $145 million. In addition, during 1995 the Company began to implement its plan to sell certain of its agricultural properties and other assets which have generated low returns. The book value of the assets to be sold exceeded the estimated fair value less costs to sell, resulting in an adjustment of $83.3 million. The above dispositions resulted in a net pretax gain of $61.7 million.

NOTE 4 - DISCONTINUED OPERATIONS

    On December 28, 1995, the Company completed the separation of its real estate and resorts business [Castle & Cooke, Inc. ("Castle")] from its food business in a nontaxable distribution to its shareholders. Under the plan of distribution, each Company shareholder of record on December 20, 1995 received a dividend of one share of Castle common stock for every three shares of the Company's common stock. Approximately $1.0 billion of net assets were transferred to Castle, and in partial consideration thereof the Company received cash proceeds of approximately $235 million and a $10 million note receivable from Castle which bears interest at the rate of 7% per annum and is due December 8, 2000. As a result, the Company's common shareholders' equity was reduced by approximately $582 million. (See Note 10.)

    In connection with the distribution, the operating results of the real estate and resorts business have been accounted for as discontinued operations. Revenues from discontinued operations for 1995 and 1994 were $349 million and $343 million, respectively. Income (loss) from discontinued operations reflects an allocation of the Company's overall interest costs, based on the cash proceeds and the interest bearing note received by the Company at distribution, of $7.3 million and $6.8 million after tax for 1995 and 1994, respectively.

    During the third quarter of 1995, the Company reviewed certain of its real estate and resort properties to determine whether expected future cash flows (undiscounted and without interest charges) from each property would result in the recovery of the carrying amount of such property. Certain adverse developments in 1995 affecting the Lana'i resort and certain other properties caused management to substantially lower its estimates of future cash flow and led to a determination that the properties were impaired in accordance with generally accepted accounting principles and, accordingly, an impairment loss of $103.8 million after tax was recorded as part of discontinued operations in the accompanying 1995 statement of income.

NOTE 5 - CURRENT ASSETS AND LIABILITIES

    Short-term investments of $7.5 million and $16.3 million as of December 28, 1996 and December 30, 1995, respectively, consisted principally of time deposits. Outstanding checks which are funded as presented for payment totaled $48.8 million and $54.8 million as of December 28, 1996 and December 30, 1995, respectively, and were included in accounts payable.

    Details of certain current assets were as follows:

    (IN THOUSANDS)                          1996           1995
    -------------------------------------------------------------
    Receivables
      Trade                               $428,186       $374,441
      Notes and other                      138,577        125,534
      Affiliated operations                 13,257          9,322
    -------------------------------------------------------------
                                           580,020        509,297
      Allowance for doubtful accounts      (61,754)       (46,994)
    -------------------------------------------------------------
                                          $518,266       $462,303
    -------------------------------------------------------------
    Inventories
      Finished products                   $169,280       $179,390
      Raw materials and work in
        progress                           198,306        216,830
      Growing crop costs                    46,887         51,980
      Packing materials                     23,213         25,227
      Operating supplies and other          88,366         86,233
    -------------------------------------------------------------
                                          $526,052       $559,660
    -------------------------------------------------------------

    Accrued liabilities as of December 28, 1996 and December 30, 1995 included approximately $101 million and $109 million, respectively, of amounts due to growers.

NOTE 6 - PROPERTY, PLANT AND EQUIPMENT

    Major classes of property, plant and equipment were as follows:

    (IN THOUSANDS)                           1996          1995
    -------------------------------------------------------------
    Land and land improvements           $  391,561    $  397,015
    Buildings and improvements              277,984       259,974
    Machinery and equipment                 910,785       832,855
    Construction in progress                 54,728        81,339
    -------------------------------------------------------------
                                          1,635,058     1,571,183
    Accumulated depreciation               (610,923)     (554,192)
    -------------------------------------------------------------
                                         $1,024,135    $1,016,991
    -------------------------------------------------------------

    Depreciation expense for 1996, 1995 and 1994 totaled $102.5 million, $106.2 million and $107.3 million, respectively.

NOTE 7 - DEBT

    Notes payable consisted primarily of short-term borrowings required to fund certain foreign operations and totaled $20.5 million with a weighted average interest rate of 15.7% as of December 28, 1996 and $21.8 million with a weighted average interest rate of 12.8% as of December 30, 1995.

    Long-term debt consisted of:

    (IN THOUSANDS)                             1996          1995
    ---------------------------------------------------------------
    Unsecured debt
      Notes payable to banks at an
        average interest rate of 5.9%
        (6.8% - 1995)                       $172,300       $169,547
      6.75% notes due 2000                   225,000        225,000
      7% notes due 2003                      300,000        300,000
      7.875% debentures due 2013             175,000        175,000
      Various other notes due 1997-
        2006 at an average interest rate
        of 5.2% (5.4% - 1995)                 23,808         17,085
    Secured debt
      Mortgages, contracts and notes
        due 1998-2012, at an average
        interest rate of 9.7%
        (9.0% - 1995)                         11,594         13,890
    Unamortized debt discount and
      issue costs                             (2,398)        (2,745)
    ---------------------------------------------------------------
                                             905,304        897,777
    Current maturities                        (1,497)        (1,779)
    ---------------------------------------------------------------
                                            $903,807       $895,998
    ---------------------------------------------------------------
    The estimated fair value of fixed interest rate debt approximated book value at December 28, 1996 and December 30, 1995.

    Prior to 1996, the Company had a $1 billion, 5-year revolving credit facility. Net borrowings outstanding under this facility were approximately $81 million at December 30, 1995. In July 1996, the Company replaced its existing revolving credit facility with a $600 million, five-year revolving credit facility ("Facility"). At the Company's option, borrowings under the Facility bear interest at a certain percentage over the agent's prime rate or the London Interbank Offered Rate ("LIBOR"). Provisions under the Facility require the Company to comply with certain financial covenants which include a maximum permitted ratio of consolidated debt to net worth and a minimum required fixed charge coverage ratio. At December 28, 1996 net borrowings outstanding under this facility were approximately $90 million. The Company may also borrow under uncommitted lines of credit at rates offered from time to time by various banks that may not be lenders under the Facility. Net borrowings outstanding under the uncommitted lines of credit totaled $82 million and $89 million at December 28, 1996 and December 30, 1995, respectively.

    Sinking fund requirements and maturities with respect to long-term debt as of December 28, 1996 were as follows (in millions): 1997 - $1.5; 1998 - $7.7; 1999 - $1.8; 2000 - $226.1; 2001 - $173.5; and thereafter $494.7.
    Interest payments during 1996, 1995 and 1994 totaled $68.4 million, $86.4 million and $67.6 million, respectively.

NOTE 8 - EMPLOYEE BENEFIT PLANS

    The Company has qualified and non-qualified defined benefit pension plans covering certain full-time employees. Benefits under these plans are generally based on each employee's eligible compensation and years of service except for certain hourly plans which are based on negotiated benefits.

    For U.S. plans, the Company's funding policy is to fund the net periodic pension cost plus a 15-year amortization of the unfunded liability. The plans covering international employees are generally not funded.

    The status of the defined benefit pension plans was as follows:

    U.S. PLANS (IN THOUSANDS)                        1996          1995
    ---------------------------------------------------------------------
    Actuarial present value of
      accumulated benefit obligation
        Vested                                   $  231,999     $ 227,572
        Non-vested                                    3,480         3,581
    ---------------------------------------------------------------------
                                                 $  235,479     $ 231,153
    ---------------------------------------------------------------------
    Actuarial present value of
      projected benefit obligation               $  248,676     $ 239,855
    Plan assets at fair value, primarily
      stocks and bonds                              250,154       238,730
    ---------------------------------------------------------------------
    Projected benefit obligation less
      than (in excess of) plan assets                 1,478        (1,125)
    Unrecognized net transition
      asset                                            (774)         (942)
    Unrecognized prior service cost                   2,078         2,662
    Unrecognized net gain                            (4,969)          (83)
    Additional minimum liability                       (720)       (1,941)
    ----------------------------------------------------------------------
    Accrued pension liability                    $   (2,907)    $  (1,429)
    ----------------------------------------------------------------------
    INTERNATIONAL PLANS (IN THOUSANDS)               1996          1995
    ----------------------------------------------------------------------
    Actuarial present value of
      accumulated benefit obligation
        Vested                                   $    9,099     $   9,411
        Non-vested                                    5,036         3,303
    ----------------------------------------------------------------------
                                                 $   14,135     $  12,714
    ----------------------------------------------------------------------
    Actuarial present value of
      projected benefit obligation               $   30,776     $  28,796
    Plan assets at fair value, primarily
      stocks and bonds                                2,473         2,176
    ----------------------------------------------------------------------
    Projected benefit obligation in
      excess of plan assets                         (28,303)      (26,620)
    Unrecognized net transition
      obligation                                      2,892         3,133
    Unrecognized prior service cost                   4,619         3,104
    Unrecognized net loss                              108          1,576
    Additional minimum liability                      (583)          (868)
    ----------------------------------------------------------------------
    Accrued pension liability                    $ (21,267)     $ (19,675)
    ----------------------------------------------------------------------

    For U.S. plans, the projected benefit obligation was determined using assumed discount rates of 7.75% in 1996 and 7.5% in 1995 and assumed rates of increase in future compensation levels of 4.5% in 1996 and 1995. The expected long-term rate of return on assets was 9% in 1996 and 1995. For international plans, the projected benefit obligation was determined using assumed discount rates of 7.75% to 20% in 1996 and 7.5% to 20% in 1995 and assumed rates of increase in future compensation levels of 4.5% to 17.5% in 1996 and 1995. The expected long-term rate of return on assets for international plans was 9% to 20% in 1996 and 1995.

    Pension expense for the U.S. and international plans consisted of the following components:

    (IN THOUSANDS)                1996           1995           1994
    -------------------------------------------------------------------
    Service cost - benefits
      earned during
      the year                  $  9,143       $  8,114       $  7,158
    Interest cost on
      projected benefit
      obligation                  21,968         21,270         20,112
    Actual (return) loss
      on plan assets             (32,823)       (46,944)         4,656
    Net amortization and
      deferral                    13,885         28,337        (22,980)
    -------------------------------------------------------------------
    Net Periodic
      Pension Cost              $ 12,173       $ 10,777       $  8,946
    -------------------------------------------------------------------

    The Company recognized net curtailment losses of $1.3 million in 1996 for the domestic plans and $3.6 million in 1995 for the international plans. These losses were due to additional benefit payments resulting from reductions in workforce.

    The Company offers two 401(k) plans generally covering all full-time U.S. employees. Eligible employees may defer a percentage of their annual compensation up to a maximum allowable amount under federal income tax law to supplement their retirement income. These plans provide for Company contributions based on a certain percentage of each participant's contribution. Total Company contributions to these plans in 1996, 1995 and 1994 were $3.8 million, $4.4 million and $4.7 million, respectively.

    The Company is also a party to various industrywide collective bargaining agreements which provide pension benefits. Total contributions to these plans plus direct payments to pensioners in 1996, 1995 and 1994 were $1.2 million, $0.8 million and $0.9 million, respectively.

    In addition to providing pension benefits, the Company provides certain health care and life insurance benefits for eligible retired employees. Certain employees may become eligible for such benefits if they fulfill established requirements upon reaching retirement age.

    The status of the postretirement benefit plans was as follows:

    (IN THOUSANDS)                           1996           1995
    --------------------------------------------------------------
    Accumulated postretirement
      benefit obligation ("APBO")
        Retirees                           $62,991        $66,757
        Fully eligible actives               5,746          6,892
        Other actives                        4,439          7,669
    --------------------------------------------------------------
                                            73,176         81,318
    Unrecognized prior service cost          2,080          1,897
    Unrecognized net gain                   13,034          4,660
    --------------------------------------------------------------
    Accrued postretirement
      benefit liability                    $88,290        $87,875
    --------------------------------------------------------------

    Postretirement benefit expense included the following components:

    (IN THOUSANDS)                           1996      1995     1994
    -------------------------------------------------------------------
    Service cost - benefits
      earned during the year                $  237    $  449    $  578
    Interest cost on APBO                    5,482     7,258     6,755
    Net amortization and
      deferral                                (481)     (342)       26
    Curtailment gain                          (577)        -         -
    -------------------------------------------------------------------
    Net periodic
      postretirement
      benefit cost                           $4,661   $7,365    $7,359
    -------------------------------------------------------------------

    An annual rate of increase in the per capita cost of covered health care benefits of 9.5% in 1997 decreasing to 5.0% in 2006 and thereafter was assumed in determining the APBO for the U.S. and international plans in 1996, and 10.0% in 1996 decreasing to 5.0% in 2006 was assumed in determining the APBO for the U.S. plans in 1995. For the Company's international plan, the assumed health care cost trend rate was 20% in 1995. Increasing the assumed health care cost trend rate by one percentage point in each year would have resulted in an increase in the Company's APBO as of December 28, 1996 of approximately $7.4 million and the aggregate of the service and interest cost components of postretirement benefit expense for 1996 of approximately $0.6 million. The weighted average discount rate used in determining the APBO was 7.75% for the international and U.S. plans in 1996 and 7.5% for the U.S. plans and 20% for the international plan in 1995. The plans are not funded.

NOTE 9 - STOCK OPTIONS AND AWARDS

    Under the 1991 and 1982 Stock Option and Award Plans ("the Option Plans"), the Company can grant incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock awards and performance share awards to officers and key employees of the Company. Stock options vest over time or based on stock price appreciation and may be exercised for up to 10 years from the date of grant, as determined by the committee of the Company's Board of Directors administering the Option Plans. No stock appreciation rights, restricted stock awards or performance share awards were outstanding at December 28, 1996.

    Under the 1995 Non-Employee Directors Stock Option Plan (the "Directors Plan") each active non-employee director will receive a grant of 1,500 non-qualified stock options (the "Options") on February 15th of each year. The Options vest over three years and expire 10 years after the date of the grant or upon early termination as defined by the plan agreement.

    Changes in outstanding stock options were as follows:

                                                          WEIGHTED
                                                           AVERAGE
                                              SHARES        PRICE
    --------------------------------------------------------------
    Outstanding, January 1, 1994            1,719,782      $29.98
    Granted                                   508,500       29.07
    Exercised                                 (12,117)      26.69
    Canceled                                 (160,401)      34.39
    --------------------------------------------------------------
    Outstanding, December 31, 1994          2,055,764      $29.43
    Granted                                   563,000       27.21
    Exercised                                (371,989)      13.73
    Canceled                                 (294,513)      31.30
    Adjustment for distribution of real
      estate and resorts business               8,158
    --------------------------------------------------------------
    Outstanding, December 30, 1995          1,960,420      $29.23
    Granted                                   711,000       38.52
    Exercised                                (373,952)      30.04
    Canceled                                 (103,661)      33.39
    --------------------------------------------------------------
    Outstanding, December 28, 1996          2,193,807      $31.91
    --------------------------------------------------------------
    Exercisable, December 28, 1996          1,313,468      $29.59
    --------------------------------------------------------------

    The number and exercise price of all options outstanding were adjusted to reflect the impact of the distribution of the real estate and resorts business in December 1995. (See Note 4.)

    Of the 2,193,807 options outstanding as of December 28, 1996, 589,464 have exercise prices between $17.50 and $26.61 with a weighted-average exercise price of $25.40 and a weighted-average remaining term of 6 years, 792,523 have exercise prices between $27.07 and $34.31 with a weighted-average exercise price of $30.31 and a weighted-average remaining term of 6 years and 811,820 have exercise prices between $36.52 and $41.75 with a weighted-average exercise price of $38.21 and a weighted-average remaining term of 8 years.

    The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for grants in 1996 and 1995, respectively; dividend yield of 1.0% and 1.5%, expected volatility of 30% for both years, risk-free interest rates of 5.8% and 7.4% and expected lives of 9 years and 7 years. The weighted-average fair value of options granted during 1996 and 1995 was $15.08 and $11.23, respectively. The Company accounts for the Option Plans under APB 25 and, accordingly, no compensation costs have been recognized in the accompanying statement of income for 1996 or 1995. Had compensation costs for the Option Plans been determined under SFAS 123, pro forma net income and earnings per share would have been $86.0 million and $1.42, respectively, for 1996 and $22.2 million and $0.37, respectively, for 1995. Since SFAS 123 was only applied to options granted subsequent to December 31, 1994, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

NOTE 10 - SHAREHOLDERS' EQUITY

    Authorized capital at December 28, 1996 consisted of 80 million shares of no par value common stock and 30 million shares of no par value preferred stock, issuable in series. At December 28, 1996, approximately 5.4 million shares and 53,024 shares of common stock were reserved for issuance under the Option Plans and the Directors Plan, respectively. There was no preferred stock outstanding.

    The Company's dividend policy is to pay quarterly dividends on common shares at an annual rate of 40 cents per share.

    During 1996, the Company announced a program to repurchase up to 5% of its outstanding common stock. As of December 28, 1996 the Company had repurchased 395,400 shares at a cost of $13.9 million.

    Changes in shareholders' equity were as follows:




                                                                                            CUMULATIVE      TOTAL
                                                                  ADDITIONAL                  FOREIGN       COMMON       COMMON
                                                      COMMON        PAID-IN     RETAINED      CURRENCY   SHAREHOLDERS'   SHARES
(IN THOUSANDS, EXCEPT SHARE DATA)                      STOCK        CAPITAL     EARNINGS     ADJUSTMENT     EQUITY    OUTSTANDING

----------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1994                              $320,099     $164,908    $ 596,573      $(29,466)  $1,052,114    59,455,918
    Net income                                               -            -       67,883             -       67,883             -
    Cash dividends declared ($.50 per share)                 -            -      (29,739)            -      (29,739)            -
    Translation adjustments                                  -            -            -       (10,272)     (10,272)            -
    Issuance of common stock                                22          633            -             -          655        22,190
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994                             320,121      165,541      634,717       (39,738)   1,080,641    59,478,108
    Net income                                               -            -       23,331             -       23,331             -
    Cash dividends declared ($.30 per share)                 -            -      (17,913)            -      (17,913)            -
    Translation adjustments                                  -            -            -          (859)        (859)            -
    Distribution of real estate and resorts business         -            -     (581,866)            -     (581,866)            -
    Issuance of common stock                               376        4,725            -             -        5,101       376,631
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 30, 1995                             320,497      170,266       58,269       (40,597)     508,435    59,854,739
    Net income                                               -            -       89,031             -       89,031             -
    Cash dividends declared ($.40 per share)                 -            -      (24,020)            -      (24,020)            -
    Translation adjustments                                  -            -            -       (21,244)     (21,244)            -
    Issuance of common stock                               374       10,858            -             -       11,232       373,952
    Repurchase of common stock                            (395)     (13,479)           -             -      (13,874)     (395,400)
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 28, 1996                            $320,476     $167,645    $ 123,280      $(61,841)  $  549,560    59,833,291
-----------------------------------------------------------------------------------------------------------------------------------


NOTE 11 - CONTINGENCIES

    At December 28, 1996, the Company was guarantor of $73 million of indebtedness of certain key fruit suppliers and other entities integral to the Company's operations.

    The Company is involved from time to time in various claims and legal actions incident to its operations, both as plaintiff and defendant. In the opinion of management, after consultation with legal counsel, none of such claims is expected to have a material adverse effect on the Company's financial position or results of operations.

NOTE 12 - LEASE COMMITMENTS

    The Company has obligations under non-cancelable operating leases, primarily for ship charters and containers, and certain equipment and office facilities. Lease terms are generally for less than the economic life of the property. Certain agricultural land leases provide for increases in minimum rentals based on production. Total rental expense was $158.7 million, $147.3 million and $117.1 million (net of sublease income of $12.4 million, $9.4 million and $8.7 million) for 1996, 1995 and 1994, respectively.

    During 1995, the Company entered into an agreement with a syndicate of banks for the sale and leaseback for seven years of certain vessels. This transaction generated net proceeds of approximately $133 million.

    At December 28, 1996, the Company's aggregate minimum rental commitments, before sublease income, were as follows (in millions): 1997 - $146.0; 1998
    - $86.3; 1999 - $79.2; 2000 - $57.1; 2001 - $33.2; and thereafter - $195.9.
    Total future sublease income is $17.1 million.

NOTE 13 - INCOME TAXES

    Income tax expense (benefit) was as follows:

    (IN THOUSANDS)                       1996           1995            1994
    --------------------------------------------------------------------------
    Current
      Federal, state and local         $ 1,882        $ 2,292        $(25,594)
      Foreign                           19,359         23,279          21,421
    --------------------------------------------------------------------------
                                        21,241         25,571          (4,173)
    Deferred
      Federal, state and local            (444)        30,656           8,989
      Foreign                           (1,297)          (227)          5,084
    --------------------------------------------------------------------------
                                        (1,741)        30,429          14,073
    --------------------------------------------------------------------------
                                       $19,500        $56,000        $  9,900
    --------------------------------------------------------------------------

    Pretax earnings attributable to foreign operations were $173 million, $181 million and $165 million for 1996, 1995 and 1994, respectively. Undistributed earnings of foreign subsidiaries, which have been or are intended to be permanently invested, aggregated $1.1 billion at December 28, 1996.

    The Company's reported income tax expense varied from the expense calculated using the U.S. federal statutory tax rate for the following reasons:

    (IN THOUSANDS)                       1996            1995          1994
    --------------------------------------------------------------------------
    Expense computed at
      U.S. federal statutory
      income tax rate                  $ 37,986       $ 61,538       $ 23,851
    Foreign income taxed
      at different rates                (21,656)       (16,366)       (11,036)
    Dividends from subsidiaries             618              -            187
    State and local income
      tax, net of federal
      income tax benefit                  1,100          4,293           (584)
    Other                                 1,452          6,535         (2,518)
    --------------------------------------------------------------------------
    Reported income tax expense        $ 19,500       $ 56,000        $ 9,900
    --------------------------------------------------------------------------
    --------------------------------------------------------------------------

    In 1996, the Company filed for and received a federal income tax refund of $22.9 million related to overpayments made in 1995. Total income tax payments (net of refunds) for 1996, 1995 and 1994 were $(1.6) million, $51.3 million and $4.1 million, respectively.

    Deferred tax assets (liabilities) were comprised of the following:

    (IN THOUSANDS)                       1996            1995          1994
    --------------------------------------------------------------------------
    Operating reserves                 $ 45,246       $ 36,840       $  2,053
    Accelerated depreciation            (21,717)       (37,868)       (35,040)
    Inventory valuation
      methods                             3,670          3,690         13,086
    Effect of differences
      between book values
      assigned in prior
      acquisitions and
      historical tax values             (36,941)       (37,927)       (61,811)
    Postretirement benefits              33,946         31,263         32,484
    Current year acquisitions            (6,560)             -              -
    Tax credit carryforward               4,987         39,310         30,509
    Net operating loss
      carryforward                       77,685         79,616         10,998
    Other, net                          (12,117)       (22,308)       (29,642)
    --------------------------------------------------------------------------
                                       $ 88,199       $ 92,616       $(37,363)
    ---------------------------------------------------------------------------
    ---------------------------------------------------------------------------

    The Company has recorded deferred tax assets of $77.7 million reflecting the benefit of approximately $203 million in federal and state net operating loss carryovers which will, if unused, begin to expire in 2009 (federal) and 2006 (state).

    The tax credit carryforward amount of $5 million is primarily comprised of alternative minimum tax credits which can be utilized to reduce regular tax liabilities and may be carried forward indefinitely, and general business credits which begin to expire in 2005.

    Total deferred tax assets and deferred tax liabilities were as follows:

    (IN THOUSANDS)                     1996           1995           1994
    ------------------------------------------------------------------------
    Deferred tax assets              $ 253,831     $ 281,392      $ 182,078
    Deferred tax liabilities          (165,632)     (188,776)      (219,441)
    ------------------------------------------------------------------------
                                     $  88,199     $  92,616      $ (37,363)
    ------------------------------------------------------------------------

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

NOTE 14 - GEOGRAPHIC AREA SEGMENT INFORMATION

    The Company's only significant segment of business is food products. Revenue, operating income and identifiable assets pertaining to the geographic areas in which the Company operates are presented below. Product transfers between geographic areas are accounted for based on the estimated fair market value of the products.

    (IN MILLIONS)                       1996           1995           1994
    ------------------------------------------------------------------------
    Revenue
      North America                    $1,843         $1,959         $1,933
      Latin America                       801            771            677
      Asia                                974            914            842
      Europe                            1,040            959            777
      Intercompany
        elimination                      (818)          (799)          (730)
    ------------------------------------------------------------------------
                                       $3,840         $3,804         $3,499
    ------------------------------------------------------------------------
    ------------------------------------------------------------------------
    Operating Income (Loss)
      North America                    $   76         $   72         $   (8)
      Latin America                       149            138            131
      Asia                                 17             14             16
      Europe                                0              3             13
      Corporate                           (78)           (34)           (14)
    ------------------------------------------------------------------------
                                       $  164         $  193         $  138
    ------------------------------------------------------------------------
    ------------------------------------------------------------------------
    Identifiable Assets
      North America                    $  980         $  973         $1,065
      Latin America                       695            698            776
      Asia                                289            327            332
      Europe                              446            339            339
      Net assets held
        for distribution                    -              -          1,066
      Corporate                            77            105            107
    ------------------------------------------------------------------------
                                       $2,487         $2,442         $3,685
    ------------------------------------------------------------------------
    ------------------------------------------------------------------------

    NOTES: REVENUE INCLUDES INTER-AREA TRANSFERS FROM LATIN AMERICA TO NORTH AMERICA, ASIA AND EUROPE OF $542 MILLION, $514 MILLION AND $444 MILLION IN 1996, 1995 AND 1994, RESPECTIVELY; FROM ASIA TO NORTH AMERICA AND EUROPE OF $170 MILLION, $184 MILLION AND $190 MILLION IN 1996, 1995 AND 1994, RESPECTIVELY; FROM NORTH AMERICA TO ASIA AND EUROPE OF $78 MILLION, $72 MILLION AND $77 MILLION IN 1996, 1995 AND 1994, RESPECTIVELY; AND FROM EUROPE TO NORTH AMERICA, ASIA AND LATIN AMERICA OF $28 MILLION, $29 MILLION AND $19 MILLION IN 1996, 1995 AND 1994, RESPECTIVELY.

    CORPORATE OPERATING LOSS FOR 1996 INCLUDES THE RESTRUCTURING CHARGE OF $50 MILLION. NET ASSETS HELD FOR DISTRIBUTION AS OF DECEMBER 31, 1994 ARE RELATED TO THE REAL ESTATE AND RESORTS BUSINESS DISTRIBUTED TO THE COMPANY'S SHAREHOLDERS IN 1995. (SEE NOTE 4.)

NOTE 15 - QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

    The following table presents summarized quarterly results.



                                                         FIRST         SECOND          THIRD          FOURTH
(IN THOUSANDS, EXCEPT PER SHARE DATA)                   QUARTER        QUARTER        QUARTER         QUARTER         YEAR
------------------------------------------------------------------------------------------------------------------------------
1996
Revenue                                                 $814,438     $1,041,191     $1,093,586       $891,088     $3,840,303
Gross margin                                             126,990        179,592        155,961        121,415        583,958
Net income (loss)                                         30,009         63,580         22,966        (27,524)        89,031
------------------------------------------------------------------------------------------------------------------------------
Net income (loss) per common share                      $    .50     $     1.05     $      .38       $   (.46)    $     1.47
------------------------------------------------------------------------------------------------------------------------------
1995------------------------------------------------------------------------------------------------------------------------------
Revenue                                                 $849,124     $1,068,814     $1,048,594       $837,314     $3,803,846
Gross margin                                             150,749        183,423        148,756        103,049        585,977
Income from continuing operations                         24,411         75,855         14,278          5,280        119,824
Income (loss) from discontinued operations                  (790)         2,807       (105,054)         6,544        (96,493)
------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                       $ 23,621     $   78,662     $  (90,776)      $ 11,824     $   23,331
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) per common share
  Continuing operations                                 $    .41     $     1.27     $      .24       $    .09     $     2.00
  Discontinued operations                                   (.01)           .05          (1.76)           .11          (1.61)
------------------------------------------------------------------------------------------------------------------------------
Net income (loss) per common share                      $    .40     $     1.32     $    (1.52)      $    .20     $      .39
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------



    THE NET LOSS FOR THE FOURTH QUARTER OF 1996 INCLUDES A CHARGE OF $50 MILLION, BEFORE TAX, RELATED TO THE RESTRUCTURING OF THE COMPANY'S DRIED FRUIT BUSINESS.

    ALL QUARTERS HAVE TWELVE WEEKS, EXCEPT THE THIRD QUARTERS OF BOTH YEARS WHICH HAVE SIXTEEN WEEKS.

NOTE 16 - COMMON STOCK DATA (UNAUDITED)

    The following table shows the market price range of the Company's common stock for each quarter in 1996 and 1995.

                                         High      Low
    -----------------------------------------------------
    1996
    First Quarter                      $42 3/4   $34 1/8
    Second Quarter                      43        37 1/4
    Third Quarter                       43 1/2    38 7/8
    Fourth Quarter                      40 1/4    32 7/8
    -----------------------------------------------------
    Year                               $43 1/2   $32 7/8
    -----------------------------------------------------
    -----------------------------------------------------
    1995
    First Quarter                      $28 3/8   $24
    Second Quarter                      28 1/4    30 3/4
    Third Quarter                       35        28 1/2
    Fourth Quarter                      38        33 1/2
    -----------------------------------------------------
    Year                               $38       $24
    -----------------------------------------------------
    -----------------------------------------------------

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

    To the Shareholders and Board of Directors of Dole Food Company, Inc.:

    We have audited the accompanying consolidated balance sheets of Dole Food Company, Inc. (a Hawaii corporation) and subsidiaries as of December 28, 1996 and December 30, 1995, and the related consolidated statements of income and cash flow for the years ended December 28, 1996, December 30, 1995 and December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dole Food Company, Inc. and subsidiaries as of December 28, 1996 and December 30, 1995, and the results of its operations and its cash flow for the years ended December 28, 1996, December 30, 1995 and December 31, 1994, in conformity with generally accepted accounting principles.


    /s/ Arthur Andersen LLP


    Los Angeles, California

    February 6, 1997

    MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

    1996 COMPARED WITH 1995

    REVENUE - Revenue increased 4% to $3,840.3 million in 1996 from $3,694.5 million in 1995, excluding revenue from the juice business sold in 1995. The revenue growth resulted from a combination of increased sales volumes and favorable pricing and 1996 business acquisitions and joint ventures.

    SELLING, MARKETING AND ADMINISTRATIVE EXPENSES - Selling, marketing and administrative expenses decreased 6% to $369.7 million or 9.6% of revenue in 1996 from $392.7 million or 10.3% of revenue in 1995. Of the decrease, $17.1 million resulted from the sale of the juice business in 1995.

    RESTRUCTURING CHARGE - In 1996, the Company implemented a formal plan to close its dried fruit facility located in Fresno, California which has suffered continued losses. During the fourth quarter of 1996, a restructuring charge of $50.0 million ($41.0 million after tax or $0.68 per share) was recorded related to the closure of this facility. Principal components of the charge are provisions for asset write-downs, contract terminations and severance payments. Management anticipates the closure of this facility to be completed in the second quarter of 1997.

    OPERATING INCOME - Operating income before the restructuring charge improved 10.9% to $214.3 million in 1996 compared to $193.3 million in 1995. Processed pineapple operations improved in 1996 due to favorable pricing and reduced shipping costs. Fresh pineapple operations benefited from the closure of operations in the Dominican Republic which historically generated negative returns. Partially offsetting the improved results from the pineapple operations was the return to normal pricing levels for the fresh vegetable business which benefited from favorable pricing in 1995 due to flooding. The return to normal pricing levels was somewhat mitigated by increased volumes for the value added, pre-cut salad business.

    The European Union ("E.U.") banana regulations which impose quotas and tariffs on bananas remained in full effect in 1996, and continue in effect in 1997. Trade negotiations and discussions continue between the E.U., the United States and the individual banana exporting countries. These trade negotiations could lead to further changes in the regulations governing banana exports to the E.U. The net impact of these changing regulations on the Company's future results of operations is not determinable at this time.

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

    INTEREST EXPENSE, NET - Interest expense, net of interest income, decreased to $60.3 million in 1996 from $73.7 million in 1995 as a result of lower average debt levels throughout the year.

    OTHER INCOME (EXPENSE) - Other income for 1996 increased $10.0 million from 1995 primarily due to the gain on the sale of certain investments and other assets and increased earnings from joint ventures.

    INCOME TAXES - The Company's effective tax rate decreased to 18% in 1996 as a result of a change in the mix of the Company's foreign and domestic earnings. The 1995 tax rate was significantly impacted by the sale of the juice business.

1995 COMPARED WITH 1994

    REVENUE - Revenue increased 9% to $3,803.9 million. Excluding revenue from the juice business which was sold in 1995, revenue increased 14%. The increase in revenue was primarily attributable to growth in existing product lines, increases in worldwide banana revenues and favorable pricing for the fresh vegetable business which resulted from the March 1995 California floods.

    SELLING, MARKETING AND ADMINISTRATIVE EXPENSES - Selling, marketing and administrative expenses from continuing operations were $392.7 million or 10.3% of revenue in 1995 compared to $394.8 million or 11.3% of revenue in 1994. The decrease was primarily due to the sale of the juice business in the second quarter of 1995 which was partially offset by business expansions and acquisitions.

    OPERATING INCOME - Operating income reflected significant improvement, increasing 40% to $193.3 million in 1995 from $138.1 million in 1994. Higher earnings in 1995 were primarily related to improvements in the worldwide banana market, particularly in the Pacific Rim and the fresh vegetable business which profited from favorable pricing. The fresh and processed pineapple and the value-added, pre-cut salad businesses also posted improved results in 1995, partially offset by lower results for dried fruit and nut operations.

    NET GAIN ON ASSETS SOLD OR HELD FOR DISPOSAL - During the second quarter of 1995, the sale of the Company's juice business was completed, resulting in a pretax gain of approximately $145 million. Revenues related to this business totaled approximately $109 million and $300 million in 1995 and 1994, respectively. In addition, during the second quarter of 1995, the Company began to implement its plans to sell certain of its agricultural properties and other assets which generated low returns. The book value of the assets to be sold exceeded their estimated fair value less costs to sell, resulting in an adjustment of $83 million. The gain on the sale of the juice business, net of adjustments related to the planned disposal of assets, resulted in a net pretax gain of $61.7 million and an increase in the Company's estimated 1995 annualized income tax rate from 23% to 32%.

    INTEREST EXPENSE, NET - Interest expense, net of interest income, increased to $73.7 million in 1995 from $67.0 million in 1994, due to higher interest rates, offset by slightly lower average debt levels.

    INCOME TAXES - The Company's effective income tax rate increased to 32% in 1995 from 15% in 1994, primarily as a result of a change in the mix of domestic and foreign earnings impacted by the non-recurring gain on the sale of the juice business in the second quarter of 1995.

    DISCONTINUED OPERATIONS - The Company reported a $96.5 million loss, net of tax, ($1.61 per share) from discontinued operations in 1995. The loss from discontinued operations includes distribution expenses of $3.0 million, net of tax, and a write-down of certain real estate and resort properties of $103.8 million, net of tax. The write-down resulted primarily from certain adverse developments in 1995 affecting the Lana'i resort and certain other properties which caused management to substantially lower its estimate of their future cash flows.


LIQUIDITY AND CAPITAL RESOURCES

    The Company's operational and investing activities in 1996 were financed by funds generated internally and cash on hand at December 30, 1995. Cash and short-term investments were $34.3 million at December 28, 1996 compared to $72.2 million at December 30, 1995.

    Operating activities generated cash flow of $95.0 million in 1996 compared to $234.6 million in 1995. The decrease was primarily related to higher receivable levels resulting from increased sales and advances to key fruit suppliers combined with a significant reduction in accounts payable and accrued liabilities. Positively impacting cash flow from operations were higher sales which resulted in reduced inventory levels at December 28, 1996 compared to December 30, 1995 and the receipt of a federal income tax refund of $22.9 million.

    In December 1996, the Company announced its plan to close its Fresno, California dried fruit operations which will relieve future operations of sizable losses and allow for a substantial reduction in working capital requirements associated with this business. This initiative was taken as part of the Company's overall plan to dispose of or liquidate assets which do not meet the Company's minimum return on investment requirements.

    Capital expenditures for the acquisition and maintenance of productive assets were $109.7 million in 1996 and were funded with cash provided by current year operations and the proceeds from the sale of existing assets and agricultural properties. The Company also acquired a Spanish grower/marketer of citrus and fresh vegetables, a 50% interest in a Guatemalan banana producer and other food related operations in Latin America and Europe for an aggregate cash purchase price of $58.8 million.

    In July 1996, the Company replaced its existing revolving credit facility with a $600 million, five-year revolving credit facility ("Facility"). Provisions under the Facility require the Company to comply with certain financial covenants which include a maximum permitted ratio of consolidated debt to net worth and a minimum required fixed charge coverage ratio. At December 28, 1996 net borrowings outstanding under this facility were approximately $90 million. The Company may also borrow under uncommitted lines of credit at rates offered from time to time by various banks that may not be lenders under the Facility. Net borrowings outstanding under the uncommitted lines of credit totaled $82 million at December 28, 1996.

    During 1996, the Company announced a program to repurchase up to 5% of its outstanding common stock. As of December 28, 1996 the Company had repurchased 395,400 shares of its outstanding shares at a cost of $13.9 million. The Company does not expect the stock repurchase program to affect the Company's ability to fund operating requirements, capital expenditures or acquisitions.

    The Company paid four quarterly dividends of 10 cents per share on its common stock totaling $24.0 million in 1996.

    The Company believes that cash from operations and its cash position will be sufficient to enable it to meet its capital expenditure, debt maturity, common stock repurchase, dividend payment and other funding requirements.

RESULTS OF OPERATIONS AND SELECTED FINANCIAL DATA





(IN MILLIONS, EXCEPT PER SHARE DATA)                       1996           1995           1994           1993           1992
------------------------------------------------------------------------------------------------------------------------------
Revenue                                                   $3,840         $3,804         $3,499         $3,108         $3,120
Cost of products sold                                      3,256          3,218          2,966          2,609          2,633
------------------------------------------------------------------------------------------------------------------------------
  Gross margin                                               584            586            533            499            487
Selling, marketing and administrative expenses               370            393            395            333            312
Cost reduction program                                         -              -              -             43             42
Restructuring charge                                          50              -              -              -              -
------------------------------------------------------------------------------------------------------------------------------
  Operating income                                           164            193            138            123            133
Interest expense - net                                       (60)           (74)           (67)           (48)           (48)
Net gain on assets sold or held for disposal                   -             62              -              -              -
Other income (expense) - net                                   5             (5)            (3)            (9)           (12)
------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before
  income taxes and accounting change                         109            176             68             66             73
Income taxes                                                 (20)           (56)           (10)            (4)            (7)
------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before
  accounting change                                           89            120             58             62             66
Discontinued operations                                        -            (97)            10             16             (2)
------------------------------------------------------------------------------------------------------------------------------
Income before accounting change                               89             23             68             78             64
Cumulative effect of accounting change                         -              -              -              -            (48)
------------------------------------------------------------------------------------------------------------------------------
  Net income                                              $   89         $   23         $   68         $   78         $   16
------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
Earnings per common share, fully diluted
  Continuing operations before accounting change          $ 1.47         $ 2.00         $  .98         $ 1.04         $ 1.11
  Discontinued operations                                      -          (1.61)           .16            .26           (.04)
  Cumulative effect of accounting change                                      -              -              -           (.81)
------------------------------------------------------------------------------------------------------------------------------
  Net income                                              $ 1.47         $  .39         $ 1.14         $ 1.30         $  .26
------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
Other statistics
  Working capital                                         $  464         $  480         $  495         $  391         $  398
  Total assets                                             2,487          2,442          3,685          3,159          2,926
  Long-term debt                                             904            896          1,555          1,111            950
  Total debt                                                 926            920          1,609          1,190          1,031
  Common shareholders' equity                                550            508          1,081          1,052          1,001
  Annual cash dividends per common share                     .40            .40            .40            .40            .40
  Capital additions for continuing operations                110             90            212            174            164
  Depreciation and amortization from
    continuing operations                                    111            113            120            106             90
------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------


DIRECTORS AND OFFICERS

DOLE FOOD COMPANY, INC.
DIRECTORS

Elaine L. Chao(2)
Distinguished Fellow
The Heritage Foundation

Mike Curb(1),(3)
Chairman
Curb Records, Inc.
Curb Entertainment International Corp.

David A. DeLorenzo
President and Chief Operating Officer
Dole Food Company, Inc.

Richard M. Ferry(1),(2)
President and Director
Korn/Ferry International, Inc.
(international executive search firm)

James F. Gary(2),(3)
Chairman Emeritus
Pacific Resources, Inc.
(international energy and holding
company)

Zoltan Merszei(3)
Former Chairman and President
Dow Chemical Company

David H. Murdock(1)
Chairman of the Board and
Chief Executive Officer
Dole Food Company, Inc.



DOLE FOOD COMPANY, INC.
OFFICERS

David H. Murdock
Chairman of the Board and
Chief Executive Officer

David A. DeLorenzo
President and Chief Operating Officer

Gerald W. LaFleur
Executive Vice President

David A. Cohen
Senior Vice President - Acquisitions
and Investments

Harvey J. Heimbuch
Vice President and Controller

George R. Horne
Vice President - Human Resources

Edward A. Lang, III
Vice President and Treasurer

Patrick A. Nielson
Vice President - International Legal and
Regulatory Affairs

Thomas J. Pernice
Vice President - Public Affairs

David W. Perrigo
Vice President - Taxes

J. Brett Tibbitts
Vice President - Corporate General Counsel and Corporate Secretary

Roberta Wieman
Vice President




DOLE FOOD COMPANY
OPERATING DIVISION OFFICERS

Paul Cuyegkeng
President - Dole Asia

William F. Feeney
President - Dole Europe

Juergen Schumacher
President - Dole Latin America

Peter M. Nolan
President - Dole Packaged Foods

Lawrence A. Kern
President - Dole Fresh Vegetables

Gregory L. Costley
President - Dole North America Fruit

Roberto Zacarias
President - Dole Honduran Beverage


(1) EXECUTIVE, FINANCE AND NOMINATING COMMITTEE
(2) AUDIT COMMITTEE
(3) COMPENSATION AND EMPLOYEE BENEFITS COMMITTEE

COMPANY AND SHAREHOLDER INFORMATION

THE COMPANY
Founded in Hawaii in 1851, Dole Food Company, Inc. is the world's largest producer and marketer of fresh fruit and vegetables, and markets a growing line of packaged foods. The Company does business in more than 90 countries and employs approximately 46,000 full-time people.

CORPORATE HEADQUARTERS
31365 Oak Crest Drive
Westlake Village, CA  91361
(818) 879-6600

AUDITORS
Arthur Andersen LLP
633 West Fifth Street
Los Angeles, CA  90071

SECURITIES TRANSFER AND DIVIDEND
DISBURSEMENT AGENT
The First National Bank of Boston
P.O. Box 644
Boston, MA  02102
(800) 733-5001

DIVIDEND REINVESTMENT PLAN
A cash dividend of $0.10 per common share was declared in each quarter of 1996 for a total annual dividend of $0.40 per share. Dole Food Company, Inc. does not have a dividend reinvestment plan.




INVESTMENT INDUSTRY INQUIRIES
Members of the investment industry should direct inquiries to:
Office of the Treasurer
Dole Food Company, Inc.
31365 Oak Crest Drive
Westlake Village, CA  91361
(818) 879-6600

ADDITIONAL INFORMATION REQUESTS
For Annual Reports and Forms 10-K, please contact:
Office of the Corporate Secretary
Dole Food Company, Inc.
31365 Oak Crest Drive
Westlake Village, CA  91361
Telephone (818) 879-6814
Facsimile (818) 879-6615
Dole's Annual Report is available on the internet at http://www.dole.com

STOCK EXCHANGE
Dole Food Company, Inc.'s common stock (DOL) is traded on the New York and Pacific Stock Exchanges.

INTERNET ADDRESS:
http://www.dole.com
http://www.dole5aday.com




Dole-Registered Trademark- is a registered trademark of Dole Food Company, Inc. -C- 1997 Dole Food Company, Inc. All rights reserved.