Form 10-K405, Exhibit 13
period 1998-01-03
DOLE FOOD COMPANY INC
filed 1998-04-03
CIK 18169

CONSOLIDATED STATEMENTS OF INCOME


(IN THOUSANDS, EXCEPT PER SHARE DATA)                                  1997                1996                1995
-------------------------------------------------------------------------------------------------------------------
Revenue                                                          $4,336,120          $3,840,303          $3,803,846
Cost of products sold                                             3,692,277           3,256,345           3,217,869
-------------------------------------------------------------------------------------------------------------------
   Gross margin                                                     643,843             583,958             585,977
Selling, marketing and administrative expenses                      399,800             369,675             392,694
Restructuring charge                                                      -              50,000                   -
-------------------------------------------------------------------------------------------------------------------
   Operating income                                                 244,043             164,283             193,283
Interest income                                                       7,776               8,412               7,501
Net gain on assets sold or held for disposal                              -                   -              61,655
Other income (expense) - net                                          8,034               4,535              (5,429)
-------------------------------------------------------------------------------------------------------------------
   Earnings before interest and taxes                               259,853             177,230             257,010
Interest expense                                                    (64,589)            (68,699)            (81,186)
-------------------------------------------------------------------------------------------------------------------
Income from continuing operations before income taxes               195,264             108,531             175,824
Income taxes                                                        (35,100)            (19,500)            (56,000)
-------------------------------------------------------------------------------------------------------------------
Income from continuing operations                                   160,164              89,031             119,824
Loss from discontinued operations, net of income taxes                    -                   -             (96,493)
-------------------------------------------------------------------------------------------------------------------
   Net income                                                    $  160,164          $   89,031          $   23,331
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
Earnings per common share
   Basic - continuing operations                                 $     2.67          $     1.48          $     2.01
   Diluted - continuing operations                                     2.65                1.47                2.00
-------------------------------------------------------------------------------------------------------------------
   Basic - net income (after discontinued operations)                                                    $     0.39
   Diluted - net income (after discontinued operations)                                                        0.39
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                                    DOLE FOOD COMPANY, INC.  25

CONSOLIDATED BALANCE SHEETS


(IN THOUSANDS)                                                         1997                1996
-----------------------------------------------------------------------------------------------
Current assets
   Cash and short-term investments                               $   31,202          $   34,342
   Receivables - net                                                534,844             518,266
   Inventories                                                      468,692             526,052
   Prepaid expenses                                                  48,438              47,164
-----------------------------------------------------------------------------------------------
      Total current assets                                        1,083,176           1,125,824
Investments                                                          69,248              72,930
Property, plant and equipment - net                               1,024,247           1,024,135
Long-term receivables - net                                          63,482              69,861
Other assets                                                        223,742             194,057
-----------------------------------------------------------------------------------------------
      Total assets                                               $2,463,895          $2,486,807
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
Current liabilities
   Notes payable                                                 $   11,290          $   20,478
   Current portion of long-term debt                                  2,326               1,497
   Accounts payable                                                 230,143             185,747
   Accrued liabilities                                              432,680             454,208
-----------------------------------------------------------------------------------------------
      Total current liabilities                                     676,439             661,930
Long-term debt                                                      754,849             903,807
Deferred income taxes and other long-term liabilities               328,293             341,798
Minority interests                                                   37,842              29,712
Commitments and contingencies
Common shareholders' equity                                         666,472             549,560
-----------------------------------------------------------------------------------------------
      Total liabilities and equity                               $2,463,895          $2,486,807
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


26 DOLE FOOD COMPANY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOW


(IN THOUSANDS)                                                         1997                1996                1995
-------------------------------------------------------------------------------------------------------------------
Operating activities
   Income from continuing operations                             $  160,164           $  89,031           $ 119,824
   Adjustments to continuing operations
      Depreciation and amortization                                 112,081             111,073             113,325
      Equity earnings net of distributions                              373              (2,875)             (6,533)
      Net gain on assets sold or held for disposal                        -                   -             (61,655)
      Provision for deferred income taxes                            11,575              (1,741)             30,429
      Restructuring charge                                                -              50,000                   -
      Other                                                         (23,005)             (8,203)                 41
      Change in operating assets and liabilities,
         net of effects from acquisitions
         Receivables - net                                          (10,438)            (89,176)             53,142
         Inventories                                                 72,066              27,222             (57,588)
         Prepaid expenses and other assets                           (1,167)             (8,846)            (18,800)
         Accounts payable and accrued liabilities                    (7,487)            (34,270)             30,842
         Other                                                      (23,126)            (37,262)             31,592
-------------------------------------------------------------------------------------------------------------------
      Cash flow provided by operating activities
         of continuing operations                                   291,036              94,953             234,619
      Cash flow used in operating activities of
         discontinued operations                                          -                   -             (11,467)
-------------------------------------------------------------------------------------------------------------------
      Cash flow provided by operating activities                    291,036              94,953             223,152
Investing activities
   Proceeds from sales of businesses and assets                      39,200              58,417             432,746
   Capital additions                                               (129,171)           (109,686)            (90,276)
   Purchases of investments and acquisitions,
      net of cash acquired                                          (40,010)            (58,775)            (35,251)
   Other                                                               (500)                438                 998
-------------------------------------------------------------------------------------------------------------------
      Cash flow provided by (used in) investing
         activities of continuing operations                       (130,481)           (109,606)            308,217
      Cash flow used in investing activities
         of discontinued operations                                       -                   -             (15,144)
-------------------------------------------------------------------------------------------------------------------
      Cash flow provided by (used in) investing activities         (130,481)           (109,606)            293,073
Financing activities
   Short-term borrowings                                             28,414              19,694              29,348
   Repayments of short-term debt                                    (40,887)            (20,449)            (62,944)
   Long-term borrowings                                              35,232             168,060              12,384
   Repayments of long-term debt                                    (169,110)           (163,799)           (675,098)
   Proceeds from distribution of real estate
      and resorts business                                                -                   -             235,186
   Cash dividends paid                                              (23,988)            (24,020)            (23,861)
   Issuance of common stock                                           6,644              11,232               5,101
   Repurchase of common stock                                             -             (13,874)                  -
-------------------------------------------------------------------------------------------------------------------
      Cash flow used in financing activities
         of continuing operations                                  (163,695)            (23,156)           (479,884)
      Cash flow used in financing activities
         of discontinued operations                                       -                   -              (9,352)
-------------------------------------------------------------------------------------------------------------------
      Cash flow used in financing activities                       (163,695)            (23,156)           (489,236)
Increase (decrease) in cash and short-term investments               (3,140)            (37,809)             26,989
Cash and short-term investments at beginning of year                 34,342              72,151              45,162
-------------------------------------------------------------------------------------------------------------------
Cash and short-term investments at end of year                    $  31,202           $  34,342           $  72,151
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                                    DOLE FOOD COMPANY, INC.  27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - NATURE OF OPERATIONS

     Dole Food Company, Inc. and its consolidated subsidiaries ("the Company") are engaged in the worldwide sourcing, processing, distributing and marketing of high quality, branded food products including fresh fruits and vegetables. Operations are conducted throughout North America, Latin America, Europe (including eastern European countries), and Asia (primarily in Japan and the Philippines). The Company is also engaged in beverage operations in Honduras.

     The Company's principal products are produced on both Company-owned and leased land and are also acquired through associated producer and independent grower arrangements. The Company's products are primarily packed and processed by the Company and are sold to retail and institutional customers and other food product companies.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

     PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of all significant majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

     ANNUAL CLOSING DATE - The Company's fiscal year ends on the Saturday closest to December 31. Fiscal year 1997 ended January 3, 1998 and included 53 weeks, while fiscal years 1996 and 1995 contained 52 weeks.

     CASH AND SHORT-TERM INVESTMENTS - Cash and short-term investments include cash on hand and time deposits with maturities of three months or less.

     INVENTORIES - Inventories are valued at the lower of cost or market. Cost is determined principally on a first-in, first-out basis. Specific identification and average cost methods are also used for certain packing materials and operating supplies.

     RECURRING AGRICULTURAL COSTS - The costs of growing bananas and pineapples are charged to operations as incurred. Growing costs related to other crops are recognized when the crops are harvested and sold.

     INVESTMENTS - Investments in affiliates and joint ventures with ownership of 20% to 50% are generally recorded on the equity method. Other investments are generally accounted for using the cost method.

     PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment are stated at cost, less accumulated depreciation. Depreciation is computed principally by the straight-line method over the estimated useful lives of the assets.

     GOODWILL AND OTHER INTANGIBLE ASSETS - Goodwill and other intangible assets, generally representing the excess of the cost over the net asset value of acquired businesses, are stated at cost and are amortized, principally on a straight-line basis, over the estimated future periods to be benefited (not exceeding 40 years). The Company periodically reviews the recoverability of these assets based on analyses of undiscounted expected future cash flows.

     FOREIGN EXCHANGE - For subsidiaries in which the functional currency is the United States dollar, net foreign exchange transaction gains or losses are included in determining net income. These resulted in net losses of $5.0 million, $2.1 million, and $2.4 million for 1997, 1996 and 1995, respectively. Net foreign exchange gains or losses resulting from the translation of assets and liabilities of foreign subsidiaries whose local currency is the functional currency are accumulated as a separate component of common shareholders' equity.

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

     EARNINGS PER COMMON SHARE - In accordance with Statement of Financial Accounting Standards No. 128, basic earnings per common share are calculated using the weighted average number of common shares outstanding during the period without consideration of the dilutive effect of stock options. The basic weighted average number of common shares outstanding was
     60.0 million, 60.0 million and 59.7 million for 1997, 1996 and 1995, respectively. Diluted earnings per common share are calculated using the weighted average number of common shares outstanding during the period after consideration of the dilutive effect of stock options. The diluted weighted average number of common shares and equivalents outstanding was
     60.4 million, 60.4 million and 59.8 million for 1997, 1996 and 1995, respectively.

     FAIR VALUE OF FINANCIAL INSTRUMENTS - The historical carrying amount is a reasonable estimate of fair value for short-term financial instruments. Fair values for long-term financial instruments not readily marketable were estimated based upon discounted future cash flows at prevailing market interest rates. Based on these assumptions, management believes the fair market values of the Company's financial instruments, other than certain debt instruments (see Note 7), are not materially different from their recorded amounts as of January 3, 1998.

     STOCK BASED COMPENSATION - Statement of Financial Accounting Standards No. 123 ("SFAS 123") defines a fair value method of accounting for employee stock


28 DOLE FOOD COMPANY, INC.

     compensation plans but allows for the continuation of the intrinsic value method of accounting to measure compensation cost prescribed by Accounting Principles Board Opinion No. 25 ("APB 25"). In accordance with SFAS 123, the Company has elected to continue utilizing the accounting method prescribed by APB 25 and has adopted the disclosure requirements of SFAS 123 (see Note 9).

     USE OF ESTIMATES - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

     RECLASSIFICATIONS - Certain prior year amounts have been reclassified to conform with the 1997 presentation.

NOTE 3 - ACQUISITIONS AND DISPOSITIONS

     During 1997 and 1996, the Company acquired and invested in production and distribution operations in Europe, Latin America and Asia. Each of the acquisitions was accounted for as a purchase and, accordingly, the purchase price was allocated to the net assets acquired based upon their estimated fair values as of the date of acquisition. The fair values of assets and investments acquired, and liabilities assumed were approximately $79 million and $39 million in 1997 and approximately $106 million and $48 million in 1996. Results of acquired operations were not significant in 1997 or 1996.

     In 1996, the Company implemented a formal plan to close its dried fruit facility located in Fresno, California which had suffered continued losses. During the fourth quarter of 1996, a restructuring charge of $50.0 million was recorded related to the closure of this facility. The principal component of the charge was a provision for asset write-downs of $38.5 million. The closure of this facility was essentially completed in the second quarter of 1997. During 1997, $30.0 million for asset write-downs, $2.2 million for contract terminations and $2.6 million for severance payments were charged against this provision. The remaining balance relates primarily to write-downs of assets still held for disposal. In total, 466 employees were terminated as a result of the closure of this facility.

     During 1995, the Company completed the sale of its juice business, resulting in net proceeds of approximately $270 million and a pretax gain of approximately $145 million. In addition, during 1995 the Company began to implement its plan to sell certain of its agricultural properties and other assets which had generated low returns. The book value of the assets to be sold exceeded the estimated fair value less costs to sell, resulting in an adjustment of $83.3 million. The above dispositions resulted in a net pretax gain of $61.7 million.

NOTE 4 - DISCONTINUED OPERATIONS

     On December 28, 1995, the Company completed the separation of its real estate and resorts business [Castle & Cooke, Inc. ("Castle")] from its food business in a nontaxable distribution to its shareholders. Under the plan of distribution, each Company shareholder of record on December 20, 1995 received a dividend of one share of Castle common stock for every three shares of the Company's common stock. Approximately $1.0 billion of net assets were transferred to Castle, and in partial consideration thereof the Company received cash proceeds of approximately $235 million and a $10 million note receivable from Castle which bears interest at the rate of 7% per annum and is due December 8, 2000. As a result, the Company's common shareholders' equity was reduced by approximately $582 million (see Note
     10).

     In connection with the distribution, the operating results of the real estate and resorts business have been accounted for as a discontinued operation. Revenues from discontinued operations for 1995 were approximately $349 million. Basic losses per common share from discontinued operations were $1.62 and diluted losses per common share from discontinued operations were $1.61, in 1995. The 1995 loss from discontinued operations includes an allocation of the Company's overall interest costs (based on the cash proceeds and the interest bearing note received by the Company at distribution) of $7.3 million after tax.

     During the third quarter of 1995, the Company reviewed certain of its real estate and resort properties to determine whether expected future cash flows (undiscounted and without interest charges) from each property would result in the recovery of the carrying amount of such property. Certain adverse developments in 1995 affecting the Lana'i resort and certain other properties caused management to substantially lower its estimates of future cash flow and led to a determination that the properties were impaired in accordance with generally accepted accounting principles and accordingly, an impairment loss of $103.8 million after tax was recorded as part of discontinued operations in the accompanying 1995 statement of income.

NOTE 5 - CURRENT ASSETS AND LIABILITIES

     Short-term investments of $1.8 million and $7.5 million as of January 3, 1998 and December 28, 1996, respectively, consisted principally of time deposits.


                                                    DOLE FOOD COMPANY, INC.  29

     Outstanding checks which are funded as presented for payment totaled $22.1 million and $48.8 million as of January 3, 1998 and December 28, 1996, respectively, and were included in accounts payable.

     Details of certain current assets were as follows:


     (IN THOUSANDS)                                    1997           1996
     ---------------------------------------------------------------------
     Receivables
       Trade                                       $434,781       $428,186
       Notes and other                              142,820        138,577
       Affiliated operations                         17,342         13,257
     ---------------------------------------------------------------------
                                                    594,943        580,020
       Allowance for doubtful accounts              (60,099)       (61,754)
     ---------------------------------------------------------------------
                                                   $534,844       $518,266
     ---------------------------------------------------------------------
     ---------------------------------------------------------------------
     Inventories
       Finished products                           $149,933       $169,280
       Raw material and work in progress            142,623        198,306
       Growing crop costs                            46,207         46,887
       Packing materials                             24,803         23,213
       Operating supplies and other                 105,126         88,366
     ---------------------------------------------------------------------
                                                   $468,692       $526,052
     ---------------------------------------------------------------------
     ---------------------------------------------------------------------

     Accrued liabilities as of January 3, 1998 and December 28, 1996 included approximately $86 million and $101 million, respectively, of amounts due to growers.

NOTE 6 - PROPERTY, PLANT AND EQUIPMENT

     Major classes of property, plant and equipment were as follows:


     (IN THOUSANDS)                                    1997           1996
     ---------------------------------------------------------------------
     Land and land improvements                  $  444,686     $  391,561
     Buildings and improvements                     264,494        277,984
     Machinery and equipment                        864,431        910,785
     Construction in progress                        84,954         54,728
     ---------------------------------------------------------------------
                                                  1,658,565      1,635,058
     Accumulated depreciation                      (634,318)      (610,923)
     ---------------------------------------------------------------------
                                                 $1,024,247     $1,024,135
     ---------------------------------------------------------------------
     ---------------------------------------------------------------------

     Depreciation expense for 1997, 1996 and 1995 totaled $101.9 million, $102.5 million and $106.2 million, respectively.

NOTE 7 - DEBT

     Notes payable consisted primarily of short-term borrowings required to fund certain foreign operations and totaled $11.3 million with a weighted average interest rate of 19.3% as of January 3, 1998 and $20.5 million with a weighted average interest rate of 15.7% as of December 28, 1996.






     Long-term debt consisted of:


     (IN THOUSANDS)                                    1997           1996
     ---------------------------------------------------------------------
     Unsecured debt
       Notes payable to banks at an
         average interest rate of 6.2%
         (5.9% - 1996)                             $ 14,600       $172,300
       6.75% notes due 2000                         225,000        225,000
       7% notes due 2003                            300,000        300,000
       7.875% debentures due 2013                   175,000        175,000
       Various other notes due 1998-
         2014 at an average interest rate
         of 7.8% (5.2% - 1996)                       36,102         23,808
     Secured debt
       Mortgages, contracts and notes due
         1998-2012, at an average interest
         rate of 9.2% (9.7% - 1996)                   8,525         11,594
     Unamortized debt discount and
       issue costs                                   (2,052)        (2,398)
     ---------------------------------------------------------------------
                                                    757,175        905,304
     Current maturities                              (2,326)        (1,497)
     ---------------------------------------------------------------------
                                                   $754,849       $903,807
     ---------------------------------------------------------------------
     ---------------------------------------------------------------------

     The Company estimates the fair value of its fixed interest rate unsecured debt based on current quoted market prices. The estimated fair value of unsecured noncallable notes (face value $700 million) was approximately $716 million at January 3,1998. At December 28, 1996, the estimated fair value approximated book value.

     In July 1996, the Company replaced its existing $1 billion, 5-year revolving credit facility with a $600 million, 5-year revolving credit facility (the "Facility"). In July 1997, the Company extended the Facility to 2002 and in November 1997, reduced it to $400 million. At the Company's option, borrowings under the Facility bear interest at a certain percentage over the agent's prime rate or the London Interbank Offered Rate ("LIBOR"). Provisions under the Facility require the Company to comply with certain financial covenants which include a maximum permitted ratio of consolidated debt to net worth and a minimum required fixed charge coverage ratio. At January 3, 1998, there were no borrowings outstanding under the Facility. Net borrowings outstanding under the Facility at December 28, 1996 totaled $90.0 million. The Company may also borrow under uncommitted lines of credit at rates offered from time to time by various banks that may not be lenders under the Facility. Net borrowings outstanding under the uncommitted lines of credit totaled $14.6 million and $82.3 million at January 3, 1998 and December 28, 1996, respectively.

     Sinking fund requirements and maturities with respect to long-term debt as of January 3, 1998 were as follows (in millions): 1998 - $2.3; 1999 - $10.4; 2000 - $229.8; 2001 - $4.7; 2002 - $19.4; and thereafter $490.5.


30 DOLE FOOD COMPANY, INC.

     Interest payments totaled $66.2 million, $68.4 million and $86.4 million, during 1997, 1996 and 1995, respectively.

NOTE 8 - EMPLOYEE BENEFIT PLANS

     The Company has qualified and non-qualified defined benefit pension plans covering certain full-time employees. Benefits under these plans are generally based on each employee's eligible compensation and years of service except for certain hourly plans which are based on negotiated benefits.

     For U.S. plans, the Company's policy is to fund the net periodic pension cost plus a 15-year amortization of the unfunded liability. The plans covering international employees are generally not funded.

     The status of the defined benefit pension plans was as follows:


     U.S. PLANS ( IN THOUSANDS)                        1997           1996
     ---------------------------------------------------------------------
     Actuarial present value of
       accumulated benefit obligation
         Vested                                    $249,843       $231,999
         Non-vested                                   2,196          3,480
     ---------------------------------------------------------------------
                                                   $252,039       $235,479
     ---------------------------------------------------------------------
     Actuarial present value of
       projected benefit obligation                $276,767       $248,676
     Plan assets at fair value, primarily
       stocks and bonds                             281,944        250,154
     ---------------------------------------------------------------------
     Plan assets in excess of projected
       benefit obligation                             5,177          1,478
     Unrecognized net transition asset                 (650)          (774)
     Unrecognized prior service cost                  2,099          2,078
     Unrecognized net gain                           (2,967)        (4,969)
     Additional minimum liability                    (1,704)          (720)
     ---------------------------------------------------------------------
     Prepaid (accrued) pension cost                $  1,955       $ (2,907)
     ---------------------------------------------------------------------
     ---------------------------------------------------------------------


     INTERNATIONAL PLANS (IN THOUSANDS)                1997           1996
     ---------------------------------------------------------------------
     Actuarial present value of
      accumulated benefit obligation
         Vested                                    $ 10,113       $  9,099
         Non-vested                                   3,105          5,036
     ---------------------------------------------------------------------
                                                   $ 13,218       $ 14,135
     ---------------------------------------------------------------------
     Actuarial present value of
       projected benefit obligation                $ 30,535       $ 30,776
     Plan assets at fair value, primarily
       stocks and bonds                               1,737          2,473
     ---------------------------------------------------------------------
     Projected benefit obligation in
       excess of plan assets                        (28,798)       (28,303)
     Unrecognized net transition obligation           1,677          2,892
     Unrecognized prior service cost                  3,815          4,619
     Unrecognized net loss                            2,588            108
     Additional minimum liability                      (140)          (583)
     ---------------------------------------------------------------------
     Accrued pension cost                          $(20,858)      $(21,267)
     ---------------------------------------------------------------------
     ---------------------------------------------------------------------

     For U.S. plans, the projected benefit obligation was determined using assumed discount rates of 7.25% in 1997 and 7.75% in 1996 and assumed rates of increase in future compensation levels of 4.5% in 1997 and 1996. The expected long-term rate of return on assets was 9.25% in 1997 and 9.0% in 1996. For international plans, the projected benefit obligation was determined using assumed discount rates of 7.25% to 20.0% in 1997 and 7.75% to 20.0% in 1996 and assumed rates of increase in future compensation levels of 4.5% to 17.5% in 1997 and 1996. The expected long-term rate of return on assets for international plans was 9.25% to 20.0% in 1997 and 9.0% to 20.0% in 1996.

     Pension expense for the U.S. and international plans consisted of the following components:


     (IN THOUSANDS)                        1997           1996           1995
     ------------------------------------------------------------------------
     Service cost - benefits
       earned during the year          $  5,911       $  9,143       $  8,114
     Interest cost on projected
       benefit obligation                22,055         21,968         21,270
     Actual return on
      plan assets                       (46,282)       (32,823)       (46,944)
     Net amortization
      and deferral                       25,817         13,885         28,337
     ------------------------------------------------------------------------
     Net periodic pension cost         $  7,501       $ 12,173       $ 10,777
     ------------------------------------------------------------------------
     ------------------------------------------------------------------------

     The Company recognized net curtailment losses of $1.3 million in 1996 for the domestic plans and $2.4 million in 1997 and $3.6 million in 1995 for the international plans. These losses were due to additional benefit payments resulting from reductions in workforce.

     The Company offers two 401(k) plans generally covering all full-time U.S. employees. Eligible employees may defer a percentage of their annual compensation up to a maximum allowable amount under federal income tax law to supplement their retirement income. These plans provide for Company contributions based on a certain percentage of each participant's contribution. Total Company contributions to these plans in 1997, 1996 and 1995 were $3.2 million, $3.8 million and $4.4 million, respectively.

     The Company is also a party to various industry-wide collective bargaining agreements which provide pension benefits. Total contributions to these plans plus direct payments to pensioners in 1997, 1996 and 1995 were $0.8, $1.2 million and $0.8 million, respectively.

     In addition to providing pension benefits, the Company provides certain health care and life insurance benefits for eligible retired employees. Certain employees may become eligible for such benefits if they fulfill established requirements upon reaching retirement age.

                                                     DOLE FOOD COMPANY, INC. 31

     The status of the postretirement benefit plans was as follows:


     (IN THOUSANDS)                                    1997           1996
     ---------------------------------------------------------------------
     Accumulated postretirement
       benefit obligation (APBO)
         Retirees                                   $63,353        $62,991
         Fully eligible actives                       4,943          5,746
         Other actives                                3,211          4,439
     ---------------------------------------------------------------------
                                                     71,507         73,176
     Unrecognized prior service cost                  1,740          2,080
     Unrecognized net gain                           15,968         13,034
     ---------------------------------------------------------------------
     Accrued postretirement
       benefit liability                            $89,215        $88,290
     ---------------------------------------------------------------------
     ---------------------------------------------------------------------

     Postretirement benefit expense included the following components:


     (IN THOUSANDS)                                    1997           1996           1995
     ------------------------------------------------------------------------------------
     Service cost - benefits
       earned during the year                        $  212         $  237         $  449
     Interest cost on APBO                            5,423          5,482          7,258
     Net amortization and
      deferral                                         (333)          (481)          (342)
     Curtailment gain                                  (600)          (577)             -
     ------------------------------------------------------------------------------------
     Net periodic
      postretirement
      benefit cost                                   $4,702         $4,661         $7,365
     ------------------------------------------------------------------------------------
     ------------------------------------------------------------------------------------

     An annual rate of increase in the per capita cost of covered health care benefits of 9.0% for 1998 decreasing to 5.0% in 2006 and thereafter was assumed in determining the APBO for the U.S. and international plans in 1997, and 9.5% for 1997 decreasing to 5.0% in 2006 and thereafter was assumed in determining the APBO for the U.S. and international plans in 1996. Increasing the assumed health care cost trend rate by one percentage point in each year would have resulted in an increase in the Company's APBO as of January 3, 1998 of $8.7 million and the aggregate of the service and interest cost components of postretirement benefit expense for 1997 of $0.7 million. The weighted average discount rate used in determining the APBO was 7.25% for the U.S. and international plans in 1997 and 7.75% for the U.S. and international plans in 1996. The plans are not funded.

NOTE 9 - STOCK OPTIONS AND AWARDS

     Under the 1991 and 1982 Stock Option and Award Plans ("the Option Plans"), the Company can grant incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock awards and performance share awards to officers and key employees of the Company. Stock options vest over time or based on stock price appreciation and may be exercised for up to 10 years from the date of grant, as determined by the committee of the Company's Board of Directors administering the Option Plans. No stock appreciation rights, restricted stock awards or performance share awards were outstanding at January 3, 1998.

     Under the 1995 Non-Employee Directors Stock Option Plan (the "Directors Plan"), each active non-employee director receives a grant of 1,500 non-qualified stock options (the "Options") on February 15th (or the first trading day thereafter) of each year. The Options vest over three years and expire 10 years after the date of the grant or upon early termination as defined by the plan agreement.

     Changes in outstanding stock options were as follows:

                                                                  WEIGHTED
                                                                   AVERAGE
                                                                  EXERCISE
                                                     SHARES          PRICE
     ---------------------------------------------------------------------
     Outstanding, December 31, 1994               2,055,764         $29.43
     Granted                                        563,000          27.21
     Exercised                                     (371,989)         13.73
     Canceled                                      (294,513)         31.30
     Adjustment for distribution of real
       estate and resorts business                    8,158
     ---------------------------------------------------------------------
     Outstanding, December 30, 1995               1,960,420         $29.23
     Granted                                        711,000          38.52
     Exercised                                     (373,952)         30.04
     Canceled                                      (103,661)         33.39
     ---------------------------------------------------------------------
     Outstanding, December 28, 1996               2,193,807         $31.91
     Granted                                        449,630          38.65
     Exercised                                     (249,365)         28.36
     Canceled                                       (25,288)         36.78
     ---------------------------------------------------------------------
     Outstanding, January 3, 1998                 2,368,784         $33.51
     ---------------------------------------------------------------------
     Exercisable, January 3, 1998                 1,284,866         $29.78
     ---------------------------------------------------------------------
     ---------------------------------------------------------------------

     The number and exercise price of all options outstanding were adjusted to reflect the impact of the distribution of the real estate and resorts business in December 1995 (see Note 4).

     Of the 2,368,784 options outstanding at January 3, 1998, 750,140 have exercise prices between $17.50 and $27.07 with a weighted-average exercise price of $26.05 and a weighted-average remaining term of 6 years (697,135 exercisable at a weighted-average exercise price of $26.09), 539,933 have exercise prices


32 DOLE FOOD COMPANY, INC.

     between $30.92 and $36.99 with a weighted-average exercise price of $33.75 and a weighted-average remaining term of 4 years (539,933 exercisable at a weighted-average exercise price of $33.75), and 1,078,711 have exercise prices between $38.50 and $44.25 with a weighted-average exercise price of $38.58 and a weighted-average remaining term of 9 years (47,798 exercisable at a weighted-average exercise price of $38.60).

     The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for grants in 1997, 1996 and 1995, respectively: dividend yields of 1.0%, 1.0% and 1.5%, expected volatility of 29.0%, 30.0% and 30.0%, risk-free interest rates of 6.5%, 5.8% and 7.4% and expected lives of 9 years, 9 years and 7 years. The weighted-average fair value of options granted during 1997, 1996 and 1995 was $17.29, $15.08 and $11.23, respectively. The Company accounts for the Option Plans under APB 25 and, accordingly, no compensation costs have been recognized in the accompanying statements of income for 1997, 1996 or 1995. Had compensation costs for the Option Plans been determined under SFAS 123, pro forma net income would have been $156.8 million, $86.0 million and $22.2 million, respectively, for 1997, 1996 and 1995. Pro forma basic and diluted earnings per share would have been $2.61 and $2.59, respectively, for 1997, $1.43 and $1.42, respectively, for 1996 and $0.37 for both basic and diluted earnings per share in 1995. Since SFAS 123 was only applied to options granted subsequent to December 31, 1994, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

NOTE 10 - SHAREHOLDERS' EQUITY

     Authorized capital at January 3, 1998 consisted of 80 million shares of no par value common stock and 30 million shares of no par value preferred stock, issuable in series. At January 3, 1998, approximately 5.1 million shares and 53,024 shares of common stock were reserved for issuance under the Option Plans and the Directors Plan, respectively. There was no preferred stock outstanding.

     The Company's policy is to pay quarterly dividends on common shares at an annual rate of 40 cents per share.

     During 1996, the Company announced a program to repurchase up to 5% of its outstanding common stock. As of January 3, 1998 the Company had repurchased 395,400 shares at a cost of $13.9 million.

     Changes in shareholders' equity were as follows:

                                                                                    CUMULATIVE
                                                         ADDITIONAL                   FOREIGN       TOTAL COMMON    COMMON
                                            COMMON        PAID-IN       RETAINED      CURRENCY      SHAREHOLDERS'   SHARES
(IN THOUSANDS, EXCEPT SHARE DATA)            STOCK        CAPITAL       EARNINGS     ADJUSTMENT         EQUITY    OUTSTANDING
-----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994                $320,121       $165,541       $634,717       $(39,738)    $1,080,641     59,478,108
   Net income                                    -              -         23,331              -         23,331              -
   Cash dividends declared
     ($.30 per share)                            -              -        (17,913)             -        (17,913)             -
   Translation adjustments                       -              -              -           (859)          (859)             -
   Distribution of real estate and
     resorts business                            -              -       (581,866)             -       (581,866)             -
   Issuance of common stock                    376          4,725              -              -          5,101        376,631
-----------------------------------------------------------------------------------------------------------------------------
Balance, December 30, 1995                 320,497        170,266         58,269        (40,597)       508,435     59,854,739
   Net Income                                    -              -         89,031              -         89,031              -
   Cash dividends declared
     ($.40 per share)                            -              -        (24,020)             -        (24,020)             -
   Translation adjustments                       -              -              -        (21,244)       (21,244)             -
   Issuance of common stock                    374         10,858              -              -         11,232        373,952
   Repurchase of common stock                 (395)       (13,479)             -              -        (13,874)      (395,400)
-----------------------------------------------------------------------------------------------------------------------------
Balance, December 28, 1996                 320,476        167,645        123,280        (61,841)       549,560     59,833,291
   Net Income                                    -              -        160,164              -        160,164              -
   Cash dividends declared
     ($.40 per share)                            -              -        (23,988)             -        (23,988)             -
   Translation adjustments                       -              -              -        (25,908)       (25,908)             -
   Issuance of common stock                    231          6,413              -              -          6,644        231,156
-----------------------------------------------------------------------------------------------------------------------------
Balance, January 3, 1998                  $320,707       $174,058       $259,456       $(87,749)    $  666,472     60,064,447
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------


                                                     DOLE FOOD COMPANY, INC. 33

NOTE 11 - CONTINGENCIES

     At January 3, 1998, the Company was guarantor of approximately $98 million of indebtedness of certain key fruit suppliers and other entities integral to the Company's operations.

     The Company has ordered two refrigerated container vessels from HDW in Kiel, Germany, which are scheduled for delivery in late 1999. The cost per ship is approximately DM 100 million.

     The Company is involved from time to time in various claims and legal actions incident to its operations, both as plaintiff and defendant. In the opinion of management, after consultation with legal counsel, none of such claims is expected to have a material adverse effect on the Company's financial position or results of operations.

NOTE 12 - LEASE COMMITMENTS

     The Company has obligations under noncancelable operating leases, primarily for ship charters and containers, and certain equipment and office facilities. Lease terms are for less than the economic life of the property. Certain agricultural land leases provide for increases in minimum rentals based on production. Total rental expense was $182.2 million, $158.7 million and $147.3 million (net of sublease income of $10.6 million, $12.4 million and $9.4 million) for 1997, 1996 and 1995, respectively.

     During 1995, the Company entered into an agreement with a bank syndicate for the sale and seven year leaseback of certain vessels. This transaction generated net proceeds of approximately $133 million.

     At January 3, 1998, the Company's aggregate minimum rental commitments, before sublease income, were as follows (in millions): 1998 - $147.9; 1999
     - $124.6; 2000 - $81.9; 2001 - $50.3; 2002 - $151.8 and thereafter - $65.4.
     Total future sublease income is $27.6 million.

NOTE 13 - INCOME TAXES

     Income tax expense (benefit) was as follows:


     (IN THOUSANDS)                          1997           1996           1995
     --------------------------------------------------------------------------
     Current
       Federal, state and local           $ 2,810        $ 1,882        $ 2,292
       Foreign                             20,715         19,359         23,279
     --------------------------------------------------------------------------
                                           23,525         21,241         25,571
     Deferred
       Federal, state and local            12,285           (444)        30,656
       Foreign                               (710)        (1,297)          (227)
     --------------------------------------------------------------------------
                                           11,575         (1,741)        30,429
     --------------------------------------------------------------------------
                                          $35,100        $19,500        $56,000
     --------------------------------------------------------------------------
     --------------------------------------------------------------------------

     Pretax earnings attributable to foreign operations were approximately $147 million, $173 million and $181 million for 1997, 1996 and 1995, respectively. Undistributed earnings of foreign subsidiaries, which have been or are intended to be permanently invested, aggregated $1.3 billion at January 3, 1998.
















     The Company's reported income tax expense varied from the expense calculated using the U.S. federal statutory tax rate for the following reasons:


     (IN THOUSANDS)                          1997           1996           1995
     --------------------------------------------------------------------------
     Expense computed at
       U.S. federal statutory
       income tax rate                    $68,341        $37,986        $61,538
     Foreign income taxed
       at different rates                 (36,437)       (21,656)       (16,366)
     Dividends from
       subsidiaries                           456            618              -
     State and local income
       tax, net of federal
       income tax benefit                     602          1,100          4,293
     Other                                  2,138          1,452          6,535
     --------------------------------------------------------------------------
     Reported income tax
       expense                            $35,100        $19,500        $56,000
     --------------------------------------------------------------------------
     --------------------------------------------------------------------------

     Total income tax payments (net of refunds) were $17.3 million, $(1.6) million and $51.3 million for 1997, 1996 and 1995, respectively.

     Deferred tax assets (liabilities) were comprised of the following:


     (IN THOUSANDS)                          1997           1996           1995
     --------------------------------------------------------------------------
     Operating reserves                   $24,892        $45,246        $36,840
     Accelerated depreciation             (25,290)       (21,717)       (37,868)
     Inventory valuation
       methods                              3,024          3,670          3,690
     Effect of differences
       between book values
       assigned in prior
       acquisitions and
       historical tax values              (33,100)       (36,941)       (37,927)
     Postretirement benefits               34,278         33,946         31,263
     Tax credit carryforward                1,263          4,987         39,310
     Net operating loss
       carryforward                        86,670         77,685         79,616
     Other, net                           (11,729)       (18,677)       (22,308)
     --------------------------------------------------------------------------
                                          $80,008        $88,199        $92,616
     --------------------------------------------------------------------------
     --------------------------------------------------------------------------


34 DOLE FOOD COMPANY, INC.

     The Company has recorded deferred tax assets of $86.7 million reflecting the benefit of approximately $229 million in federal and state net operating loss carryovers which will, if unused, begin to expire in 2009.

     The tax credit carryforward amount of $1.3 million is comprised of general business credits which begin to expire in 2008.

     Total deferred tax assets and deferred tax liabilities were as follows:


     (IN THOUSANDS)                          1997           1996           1995
     --------------------------------------------------------------------------
     Deferred tax assets                 $226,028       $253,831       $281,392
     Deferred tax liabilities            (146,020)      (165,632)      (188,776)
     --------------------------------------------------------------------------
                                         $ 80,008       $ 88,199       $ 92,616
     --------------------------------------------------------------------------
     --------------------------------------------------------------------------

     The Company remains contingently liable with respect to certain tax credits sold with recourse by Flexi-Van Corporation ( Flexi-Van ), the Company's former transportation equipment leasing business, to a third party in 1981. These credits, which have been contested by the Internal Revenue Service, continue to be litigated by Flexi-Van. Flexi-Van, which separated from the Company in 1987 and was subsequently acquired by David H. Murdock, has indemnified the Company against obligations that might result from the resolution of this matter.

NOTE 14 - GEOGRAPHIC AREA SEGMENT INFORMATION

     The Company's only significant segment of business is food products. Product transfers between geographic areas are accounted for based on the estimated fair market value of the products. Revenue, operating income and identifiable assets pertaining to the geographic areas in which the Company operates are presented as follows:


     (IN MILLIONS)                           1997           1996           1995
     --------------------------------------------------------------------------
     Revenue
       North America                       $2,091         $1,843         $1,959
       Latin America                          909            801            771
       Asia                                 1,038            974            914
       Europe                               1,180          1,040            959
       Intercompany
         elimination                         (882)          (818)          (799)
     --------------------------------------------------------------------------
                                           $4,336         $3,840         $3,804
     --------------------------------------------------------------------------
     --------------------------------------------------------------------------
     Operating income (loss)
       North America                       $  126         $   76         $   72
       Latin America                          137            149            138
       Asia                                    24             17             14
       Europe                                  (9)             -              3
       Corporate                              (34)           (78)           (34)
     --------------------------------------------------------------------------
                                           $  244         $  164         $  193
     --------------------------------------------------------------------------
     --------------------------------------------------------------------------
     Identifiable assets
       North America                       $  891         $  980         $  973
       Latin America                          794            695            698
       Asia                                   235            289            327
       Europe                                 477            446            339
       Corporate                               67             77            105
     --------------------------------------------------------------------------
                                           $2,464         $2,487         $2,442
     --------------------------------------------------------------------------
     --------------------------------------------------------------------------

     NOTES: REVENUE INCLUDES INTER-AREA TRANSFERS FROM LATIN AMERICA TO NORTH AMERICA, ASIA AND EUROPE OF $603 MILLION, $542 MILLION AND $514 MILLION IN 1997, 1996 AND 1995, RESPECTIVELY; FROM ASIA TO NORTH AMERICA AND EUROPE OF $200 MILLION, $170 MILLION AND $184 MILLION IN 1997, 1996 AND 1995, RESPECTIVELY; FROM NORTH AMERICA TO ASIA AND EUROPE OF $50 MILLION, $78 MILLION AND $72 MILLION IN 1997, 1996 AND 1995, RESPECTIVELY; AND FROM EUROPE TO NORTH AMERICA, ASIA AND LATIN AMERICA OF $29 MILLION, $28 MILLION AND $29 MILLION IN 1997, 1996 AND 1995, RESPECTIVELY.

     CORPORATE OPERATING LOSS FOR 1996 INCLUDES THE RESTRUCTURING CHARGE OF $50 MILLION.


                                                     DOLE FOOD COMPANY, INC. 35

NOTE 15 - QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

     The following table presents summarized quarterly results.

                                                           FIRST         SECOND          THIRD         FOURTH
     (IN THOUSANDS, EXCEPT PER SHARE DATA)               QUARTER        QUARTER        QUARTER        QUARTER           YEAR
     -----------------------------------------------------------------------------------------------------------------------
     1997
     Revenue                                            $964,992     $1,107,804     $1,178,301     $1,085,023     $4,336,120
     Gross Margin                                        151,738        191,006        156,157        144,942        643,843
     Net income                                           42,043         70,429         24,443         23,249        160,164
     -----------------------------------------------------------------------------------------------------------------------
     Net income per diluted common share                $   0.70     $     1.17     $     0.40     $     0.38     $     2.65
     -----------------------------------------------------------------------------------------------------------------------
     -----------------------------------------------------------------------------------------------------------------------
     1996
     Revenue                                            $814,438     $1,041,191     $1,093,586     $  891,088     $3,840,303
     Gross Margin                                        126,990        179,592        155,961        121,415        583,958
     Net income (loss)                                    30,009         63,580         22,966        (27,524)        89,031
     -----------------------------------------------------------------------------------------------------------------------
     Net income (loss) per diluted common share         $   0.50     $     1.05     $     0.38     $    (0.46)    $     1.47
     -----------------------------------------------------------------------------------------------------------------------
     -----------------------------------------------------------------------------------------------------------------------

     THE NET LOSS FOR THE FOURTH QUARTER OF 1996 INCLUDES A CHARGE OF $50 MILLION, BEFORE TAX, RELATED TO THE RESTRUCTURING OF THE COMPANY'S DRIED FRUIT BUSINESS.

     ALL QUARTERS HAVE TWELVE WEEKS, EXCEPT THE FOURTH QUARTER OF 1997 WHICH HAS THIRTEEN WEEKS AND THE THIRD QUARTERS OF BOTH YEARS WHICH HAVE SIXTEEN WEEKS.


NOTE 16 - COMMON STOCK DATA (UNAUDITED)

     The following table shows the market price range of the Company's common stock for each quarter in 1997 and 1996.

                                             HIGH            LOW
     --------------------------------------------------------------
     1997
     First Quarter                         $40 1/4         $33 3/8
     Second Quarter                         43 3/8          37 3/4
     Third Quarter                          46 15/16        39 1/16
     Fourth Quarter                         49 5/8          43 9/16
     --------------------------------------------------------------
     Year                                  $49 5/8         $33 3/8
     --------------------------------------------------------------
     --------------------------------------------------------------
     1996
     First Quarter                         $42 3/4         $34 1/8
     Second Quarter                         43              37 1/4
     Third Quarter                          43 1/2          38 7/8
     Fourth Quarter                         40 1/4          32 7/8
     --------------------------------------------------------------
     Year                                  $43 1/2         $32 7/8
     --------------------------------------------------------------
     --------------------------------------------------------------


36 DOLE FOOD COMPANY, INC.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

     To the Shareholders and Board of Directors of Dole Food Company, Inc.:

     We have audited the accompanying consolidated balance sheets of Dole Food Company, Inc., (a Hawaii corporation) and subsidiaries as of January 3, 1998 and December 28, 1996, and the related consolidated statements of income and cash flow for the years ended January 3, 1998, December 28, 1996, and December 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dole Food Company, Inc. and subsidiaries as of January 3, 1998 and December 28, 1996 and the results of their operations and their cash flow for the years ended January 3, 1998, December 28, 1996, and December 30, 1995, in conformity with generally accepted accounting principles.



     /s/ Arthur Andersen LLP

     Los Angeles, California
     February 6, 1998


                                                     DOLE FOOD COMPANY, INC. 37

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL POSITION


1997 COMPARED WITH 1996

     REVENUE - Revenue increased 13% to $4,336.1 million in 1997 from $3,840.3 million in 1996. The increase in revenue is primarily attributable to higher worldwide banana volumes; increased volumes in fresh cut salads and favorable pricing for the fresh vegetable business; continued growth at the Honduran beverage operation; newly acquired businesses; and an additional week in fiscal year 1997. The Company was able to grow revenue in spite of adverse currency movements in 1997.

     SELLING, MARKETING AND ADMINISTRATIVE EXPENSES - Selling, marketing and administrative expenses were $399.8 million or only 9.2% of revenue in 1997 compared to $369.7 million or 9.6% of revenue in 1996. The increased expense is due to higher sales activity in existing product lines and the acquisition of new businesses, partially offset by the closure of the dried fruit facility.

     OPERATING INCOME - Operating income improved to $244.0 million in 1997 from $214.3 million before the restructuring charge in 1996. Higher earnings in 1997 were the result of increased volumes of fresh cut salads and favorable pricing in the fresh vegetables business, and growth in the banana business. In addition, the processed pineapple and Honduran beverage businesses posted higher results in 1997, and the closure of the dried fruit facility in the second quarter reduced losses.

     The European Union ("E.U.") banana regulations which impose quotas and tariffs on bananas remained in full effect in 1997, and continue in effect in 1998. The World Trade Organization upheld in a report during 1997, a complaint from the United States, Ecuador, Mexico, Honduras, and Guatemala, that the E.U. had installed a "protectionist and discriminatory" banana trade regime by favoring imports from former European colonies in Africa and the Caribbean. Trade negotiations and discussions continue between the E.U., the United States and the individual banana exporting countries. These trade negotiations could lead to further changes in the regulations governing banana exports to the E.U. The net impact of these changing regulations on the Company's future results of operations is not determinable at this time.

     The Company distributes its products in more than 90 countries throughout the world. Its international sales are usually transacted in U.S. dollars and major European and Asian currencies. Certain costs are incurred in currencies different from those that are received from the sale of the product. While results of operations may be affected by fluctuations in currency exchange rates in both the sourcing and selling locations, the Company has historically followed a policy of not attempting to hedge these exposures.

     INTEREST EXPENSE, NET - Interest expense, net of interest income, decreased to $56.8 million in 1997 from $60.3 million in 1996, due to lower average debt levels.

     OTHER INCOME (EXPENSE) - Other income for 1997 increased $3.5 million from 1996 primarily due to the gain on sale of certain investments and fixed assets.

     INCOME TAXES - The Company's effective income tax rate was 18% in 1997 and 1996.

     YEAR 2000 - The Company has made an assessment of year 2000 impacts on its computer software and hardware. Remediation has been completed in certain of the operating units. Normal software version upgrades and hardware replacements will solve a large part of the remaining issues by the Company's internal target date of December 1998. All remaining remediation work also has a targeted completion date of December 1998, and the total cost to remediate will not be material to the Company's results of operations, liquidity or capital resources.

     NEW ACCOUNTING PRONOUNCEMENTS -- In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130") and Statement


38 DOLE FOOD COMPANY, INC.

     of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). The Company will adopt SFAS 130 and SFAS 131 in 1998. In accordance with SFAS 131, the Company is currently evaluating the additional business segments to be reported in 1998. Since SFAS 130 and SFAS 131 require additional disclosure only, they will have no effect on the financial condition or results of operations of the Company.

1996 COMPARED WITH 1995

     REVENUE -- Revenue increased 4% to $3,840.3 million in 1996 from $3,694.5 million in 1995, excluding revenue from the juice business sold in 1995. The revenue growth resulted from a combination of increased sales volumes and favorable pricing and 1996 business acquisitions and joint ventures.

     SELLING, MARKETING AND ADMINISTRATIVE EXPENSES -- Selling, marketing and administrative expenses decreased 6% to $369.7 million or 9.6% of revenue in 1996 from $392.7 million or 10.3% of revenue in 1995. Of the decrease, $17.1 million resulted from the sale of the juice business in 1995.

     RESTRUCTURING CHARGE -- In 1996, the Company implemented a formal plan to close its dried fruit facility located in Fresno, California which had suffered continued losses. During the fourth quarter of 1996, a restructuring charge of $50.0 million ($41.0 million after tax or 68 cents per diluted share) was recorded related to the closure of this facility. Principal components of the charge were provisions for asset write-downs, contract terminations and severance payments. The closure of this facility was completed in the second quarter of 1997.

     OPERATING INCOME -- Operating income before the restructuring charge improved 10.9% to $214.3 million in 1996 compared to $193.3 million in 1995. Processed pineapple operations improved in 1996 due to favorable pricing and reduced shipping costs. Fresh pineapple operations benefited from the closure of operations in the Dominican Republic which historically generated negative returns. Partially offsetting the improved results from the pineapple operations was the return to normal pricing levels for the fresh vegetable business which benefited from favorable pricing in 1995 due to flooding. The return to normal pricing levels was somewhat mitigated by increased volumes for the fresh cut salad business.

     INTEREST EXPENSE, NET -- Interest expense, net of interest income, decreased to $60.3 million in 1996 from $73.7 million in 1995 as a result of lower average debt levels throughout the year.

     OTHER INCOME (EXPENSE) -- Other income for 1996 increased $10.0 million from 1995 primarily due to the gain on the sale of certain investments and other assets and increased earnings from joint ventures.

     INCOME TAXES -- The Company's effective tax rate decreased to 18% in 1996 as a result of a change in the mix of the Company's foreign and domestic earnings. The 1995 tax rate was significantly impacted by the sale of the juice business.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's operational and investing activities in 1997 were financed by funds generated internally and cash on hand at December 28, 1996. Cash and short-term investments were $31.2 million at January 3, 1998 compared to $34.3 million at December 28, 1996.

     Operating activities generated cash flow of $291.0 million in 1997 compared to $95.0 million in 1996. The improvement results from higher operating income and a large decrease in working capital requirements following the closure of the dried fruit business during 1997.

     In the second quarter of 1997, the Company completed the closure of its Fresno, California dried fruit operations.


                                                     DOLE FOOD COMPANY, INC. 39

     This has relieved operations of sizable losses and has allowed for a substantial reduction in working capital requirements associated with this business. This initiative was taken as part of the Company's overall plan to dispose of or liquidate assets which do not meet and are not anticipated to meet the Company's minimum return on investment requirements.

     Capital expenditures for the acquisition and maintenance of productive assets were $129.2 million in 1997. These expenditures were funded with cash provided by current year operations and the proceeds from the sale of existing assets and agricultural properties. The Company also acquired and invested in production operations in Latin America and Asia and distribution operations in Europe for an aggregate cash purchase price of $40.0 million.

     The Company has ordered two refrigerated container vessels from HDW in Kiel, Germany. The vessels are scheduled for delivery in late 1999, and will further improve the Company's cost structure. The cost per ship is approximately DM 100 million.

     In January 1998, the Company announced plans to move to a new headquarters facility in Westlake Village, California. Construction of the complex is anticipated to begin in 1998, and the company plans to occupy these leased facilities during 1999.

     During 1997 the Company used its strong cash flow from operations to reduce net debt by approximately $154 million. The Company's net debt to net debt and equity ratio improved from 62% at December 28,1996 to 53% at January 3, 1998. Debt is now primarily composed of existing long-term bonds.

     In July 1997, the Company extended its $600 million, 5-year revolving credit facility (the "Facility") to 2002. In November 1997, based on its strong operating cash flow, the Company reduced this facility to $400 million. Provisions under the Facility require the Company to comply with certain financial covenants which include a maximum permitted ratio of consolidated debt to net worth and a minimum required fixed charge coverage ratio. At January 3, 1998 no borrowings were outstanding under the Facility. The Company may also borrow under uncommitted lines of credit at rates offered from time to time by various banks that may not be lenders under the Facility. Net borrowings outstanding under the uncommitted lines of credit totaled $14.6 million at January 3, 1998.

     During 1996, the Company announced a program to repurchase up to 5% of its outstanding common stock. As of December 28, 1996 the Company had repurchased 395,400 shares at a cost of $13.9 million. No repurchases were made during 1997. The Company does not expect the stock repurchase program to affect its ability to fund operating requirements, capital expenditures or acquisitions.

     The Company paid four quarterly dividends of 10 cents per share on its common stock totaling $24.0 million in 1997.

     The Company believes that cash from operations and its cash position will be sufficient to enable it to meet its capital expenditure, debt maturity, common stock repurchase, dividend payment and other funding requirements.


40 DOLE FOOD COMPANY, INC.

RESULTS OF OPERATIONS AND SELECTED FINANCIAL DATA


(IN MILLIONS, EXCEPT PER SHARE DATA)                         1997           1996           1995           1994           1993
-----------------------------------------------------------------------------------------------------------------------------
Revenue                                                    $4,336         $3,840         $3,804         $3,499         $3,108
Cost of products sold                                       3,692          3,256          3,218          2,966          2,609
-----------------------------------------------------------------------------------------------------------------------------
  Gross margin                                                644            584            586            533            499
Selling, marketing, and administrative expenses               400            370            393            395            333
Restructuring charge and cost reduction program                 -             50              -              -             43
-----------------------------------------------------------------------------------------------------------------------------
  Operating income                                            244            164            193            138            123
Interest expense - net                                        (57)           (60)           (74)           (67)           (48)
Net gain on assets sold or held for disposal                    -              -             62              -              -
Other income (expense) - net                                    8              5             (5)            (3)            (9)
-----------------------------------------------------------------------------------------------------------------------------
Income from continuing operations
  before income taxes                                         195            109            176             68             66
Income taxes                                                  (35)           (20)           (56)           (10)            (4)
-----------------------------------------------------------------------------------------------------------------------------
Net income from continuing operations                         160             89            120             58             62
Net income from discontinued operations                         -              -            (97)            10             16
-----------------------------------------------------------------------------------------------------------------------------
Net income                                                    160             89             23             68             78
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Diluted earnings per common share
  Continuing operations                                    $ 2.65         $ 1.47         $ 2.00         $ 0.98         $ 1.04
  Discontinued operations                                       -              -          (1.61)          0.16           0.26
-----------------------------------------------------------------------------------------------------------------------------
Net income                                                 $ 2.65         $ 1.47         $ 0.39         $ 1.14         $ 1.30
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Other statistics
  Working capital                                          $  407         $  464         $  480         $  495         $  391
  Total assets                                              2,464          2,487          2,442          3,685          3,159
  Long-term debt                                              755            904            896          1,555          1,111
  Total debt                                                  768            926            920          1,609          1,190
  Common shareholders' equity                                 666            550            508          1,081          1,052
  Annual cash dividends per common share                     0.40           0.40           0.40           0.40           0.40
  Capital additions for continuing operations                 129            110             90            212            174
  Depreciation and amortization from
     continuing operations                                    112            111            113            120            106
-----------------------------------------------------------------------------------------------------------------------------