Form 10-K, Exhibit 13
period 1999-01-02
DOLE FOOD COMPANY INC
filed 1999-04-02
CIK 18169

CONSOLIDATED STATEMENTS OF INCOME

                                                             ------------------------------------------------------------------
   (IN THOUSANDS, EXCEPT PER SHARE DATA)                                  1998                    1997                    1996
------------------------------------------------------------------------------------------------------------------------------
   Revenue                                                    $      4,424,160         $     4,336,120         $     3,840,303
   Cost of products sold                                             3,785,745               3,692,277               3,256,345
------------------------------------------------------------------------------------------------------------------------------
     Gross margin                                                      638,415                 643,843                 583,958
   Selling, marketing and administrative expenses                      433,509                 399,800                 369,675
   Hurricane Mitch charge                                              100,000                       -                       -
   Citrus charge                                                        20,000                       -                       -
   Dried Fruit restructuring charge                                          -                       -                  50,000
------------------------------------------------------------------------------------------------------------------------------
     Operating income                                                   84,906                 244,043                 164,283
   Interest income                                                       9,312                   7,776                   8,412
   Other income (expense) - net                                         (7,996)                  8,034                   4,535
------------------------------------------------------------------------------------------------------------------------------
     Earnings before interest and taxes                                 86,222                 259,853                 177,230
   Interest expense                                                     68,943                  64,589                  68,699
------------------------------------------------------------------------------------------------------------------------------
   Income from operations before income taxes                           17,279                 195,264                 108,531
   Income taxes                                                          5,200                  35,100                  19,500
------------------------------------------------------------------------------------------------------------------------------
     Net income                                               $         12,079         $       160,164         $        89,031
------------------------------------------------------------------------------------------------------------------------------
   Net income per common share
     Basic                                                    $           0.20         $          2.67         $          1.48
     Diluted                                                              0.20                    2.65                    1.47
------------------------------------------------------------------------------------------------------------------------------


   SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 CONSOLIDATED BALANCE SHEETS

                                                                                 ------------------------------------------------
   (IN THOUSANDS)                                                                                 1998                    1997
------------------------------------------------------------------------------------------------------------------------------
   Current assets
     Cash and short-term investments                                                   $        35,352         $        31,202
     Receivables - net                                                                         616,579                 534,844
     Inventories                                                                               475,524                 468,692
     Prepaid expenses                                                                           43,200                  48,438
------------------------------------------------------------------------------------------------------------------------------
        Total current assets                                                                 1,170,655               1,083,176
   Investments                                                                                  71,923                  69,248
   Property, plant and equipment - net                                                       1,102,285               1,024,247
   Goodwill - net                                                                              277,962                  65,942
   Other assets                                                                                292,228                 221,282
------------------------------------------------------------------------------------------------------------------------------
        Total assets                                                                   $     2,915,053         $     2,463,895
------------------------------------------------------------------------------------------------------------------------------
   Current liabilities
     Notes payable                                                                     $        29,637         $        11,290
     Current portion of long-term debt                                                           6,451                   2,326
     Accounts payable                                                                          264,732                 230,143
     Accrued liabilities                                                                       504,058                 432,680
------------------------------------------------------------------------------------------------------------------------------
        Total current liabilities                                                              804,878                 676,439
   Long-term debt                                                                            1,116,422                 754,849
   Deferred income taxes and other long-term liabilities                                       314,527                 328,293
   Minority interests                                                                           57,394                  37,842
   Commitments and contingencies
   Common shareholders' equity                                                                 621,832                 666,472
------------------------------------------------------------------------------------------------------------------------------
        Total liabilities and equity                                                   $     2,915,053         $     2,463,895
------------------------------------------------------------------------------------------------------------------------------


  SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOW

                                                              -------------------------------------------------------------------
   (IN THOUSANDS)                                                         1998                    1997                    1996
------------------------------------------------------------------------------------------------------------------------------
   Operating activities
     Income from operations                                     $       12,079         $       160,164         $        89,031
     Adjustments to operations
        Depreciation and amortization                                  122,058                 112,081                 111,073
        Equity earnings, net of distributions                           (4,421)                    373                  (2,875)
        Provision for deferred income taxes                            (33,288)                 11,575                  (1,741)
        Hurricane Mitch charge, net                                     86,312                      --                      --
        Citrus charge                                                   20,000                      --                      --
        Dried Fruit restructuring charge                                    --                      --                  50,000
        Other                                                           (1,342)                (23,005)                 (8,203)
        Change in operating assets and liabilities,
          net of effects from acquisitions
          Receivables - net                                             39,027                 (10,438)                (89,176)
          Inventories                                                    2,463                  72,066                  27,222
          Prepaid expenses and other assets                             (9,716)                 (1,167)                 (8,846)
          Accounts payable and accrued liabilities                     (41,537)                 (7,487)                (34,270)
          Internal Revenue Service payment
            related to prior years' audits                             (17,145)                     --                      --
          Other                                                        (17,392)                (23,126)                (37,262)
------------------------------------------------------------------------------------------------------------------------------
            Cash flow provided by operating activities                 157,098                 291,036                  94,953
------------------------------------------------------------------------------------------------------------------------------
   Investing activities
     Proceeds from sales of assets                                      19,291                  38,700                  58,855
     Capital additions                                                (150,207)               (129,171)               (109,686)
     Purchases of investments and acquisitions,
        net of cash acquired                                          (332,100)                (40,010)                (58,775)
     Hurricane Mitch insurance proceeds                                 22,500                      --                      --
------------------------------------------------------------------------------------------------------------------------------
            Cash flow used in investing activities                    (440,516)               (130,481)               (109,606)
------------------------------------------------------------------------------------------------------------------------------
   Financing activities
     Short-term borrowings                                              39,508                  28,414                  19,694
     Repayments of short-term debt                                     (38,693)                (40,887)                (20,449)
     Long-term borrowings                                              366,785                  35,232                 168,060
     Repayments of long-term debt                                      (25,692)               (169,110)               (163,799)
     Cash dividends paid                                               (24,027)                (23,988)                (24,020)
     Issuance of common stock                                           11,773                   6,644                  11,232
     Repurchase of common stock                                        (42,086)                     --                 (13,874)
------------------------------------------------------------------------------------------------------------------------------
            Cash flow provided by (used in) financing activities       287,568                (163,695)                (23,156)
------------------------------------------------------------------------------------------------------------------------------
   Increase (decrease) in cash and short-term investments                4,150                  (3,140)                (37,809)
   Cash and short term investments at beginning of year                 31,202                  34,342                  72,151
------------------------------------------------------------------------------------------------------------------------------
   Cash and short term investments at end of year               $       35,352         $        31,202         $        34,342
------------------------------------------------------------------------------------------------------------------------------


   SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- NATURE OF OPERATIONS

Dole Food Company, Inc. and its consolidated subsidiaries ("the Company") are engaged in the worldwide sourcing, processing, distributing and marketing of high quality, branded food products including fresh fruits and vegetables, as well as processed foods including packaged fruits, fruit juices and beverage operations in Honduras. Additionally, the Company sources and markets a full line of premium fresh-cut flowers.

    Operations are conducted throughout North America, Latin America, Europe (including eastern European countries) and Asia (primarily in Japan and the Philippines).

    The Company's principal products are produced on both Company-owned and leased land and are also acquired through associated producer and independent grower arrangements. The Company's products are primarily packed and processed by the Company and sold to retail and institutional customers and other food product and flower companies.

NOTE 2 -- SUMMARY OF ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION: The Consolidated Financial Statements include the accounts of all significant majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

ANNUAL CLOSING DATE: The Company's fiscal year ends on the Saturday closest to December 31. Fiscal year 1998 ended January 2, 1999 and included 52 weeks, while fiscal years 1997 and 1996 included 53 weeks and 52 weeks, respectively.

CASH AND SHORT-TERM INVESTMENTS: Cash and short-term investments include cash on hand and time deposits with original maturities of three months or less.

INVENTORIES: Inventories are valued at the lower of cost or market. Cost is determined principally on a first-in, first-out basis. Specific identification and average cost methods are also used for certain packing materials and operating supplies.

RECURRING AGRICULTURAL COSTS: The costs of growing bananas and pineapples are charged to operations as incurred. Growing costs related to other crops are recognized when the crops are harvested and sold.

INVESTMENTS: Investments in affiliates and joint ventures with ownership of 20% to 50% are generally recorded on the equity method. Other investments are accounted for using the cost method.

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are stated at cost, less accumulated depreciation. Depreciation is computed principally by the straight-line method over the estimated useful lives of the assets. As necessary, the Company reviews the recoverability of these assets, as well as certain intangible assets including goodwill, based on analyses of undiscounted expected future cash flows without interest charges (see Note 4).

GOODWILL AND OTHER INTANGIBLE ASSETS: Goodwill and other intangible assets, generally representing the excess of the cost over the net asset value of acquired businesses, are stated at cost and are amortized principally on a straight-line basis over the estimated future periods to be benefited (not exceeding 40 years).

FOREIGN EXCHANGE: For subsidiaries in which the functional currency is the United States dollar, net foreign exchange transaction gains or losses are included in determining net income. These resulted in net losses of $4.8 million, $5.0 million and $2.1 million for 1998, 1997 and 1996, respectively. Net foreign exchange gains or losses resulting from the translation of assets and liabilities of foreign subsidiaries whose local currency is the functional currency are accumulated as a separate component of common shareholders' equity.

INCOME TAXES: Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates to the differences between financial statement carrying amounts and the tax bases of assets and liabilities. Income taxes which would be due upon the distribution of foreign subsidiary earnings have not been provided where the undistributed earnings are considered permanently invested.

EARNINGS PER COMMON SHARE: In accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share", basic earnings per common share are calculated using the weighted-average number of common shares outstanding during the period without consideration of the dilutive effect of stock options. The basic weighted-average number of common shares outstanding was 60.0 million for 1998, 1997 and 1996. Diluted earnings per common share are calculated using the weighted-average number of common shares outstanding during the period after consideration of the dilutive effect of stock options. The diluted weighted-average number of common shares and equivalents outstanding was 60.4 million for 1998, 1997 and 1996.

FINANCIAL INSTRUMENTS: The Company's financial instruments are primarily composed of short-term trade and grower receivables, notes receivable and notes payable, as well as long-term grower receivables, notes receivable, notes payable and debentures. For short-term instruments, the historical carrying amount is a reasonable estimate of fair value. Fair values for long-term financial instruments not readily marketable were estimated based upon discounted future cash flows at prevailing market interest rates. Based on these assumptions, management believes the fair market values of the Company's financial instruments, other than certain debt instruments (see Note 7), are not materially different from their recorded amounts as of January 2, 1999.

    The Company has historically not attempted to hedge fluctuations resulting from foreign currency denominated transactions in both sourcing and selling locations. However, the Company occasionally enters into forward contracts related to specific foreign currency denominated purchase commitments and sales. Such contracts are designated as hedges and meet the criteria for correlation and risk mitigation. Accordingly, unrealized gains or losses on the fair value of hedge instruments are deferred. Gains or losses on these contracts are recognized when the underlying transactions settle and are recorded in the income statement or as a component of the underlying asset or liability, as appropriate. As of January 2, 1999, the Company had contracted to purchase German marks to facilitate payment for two German-made refrigerated container vessels (see Note 11) at a weighted-average exchange rate of DM 1.78 to $1.00 for a total notional value of $98.3 million. These fixed-rate contracts will be settled during the fourth quarter of 1999, and as of January 2, 1999, their fair value was approximately $105.8 million.

STOCK-BASED COMPENSATION: Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation", defines a fair value method of accounting for employee stock-based compensation cost but allows for the continuation of the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 ("APB 25"). In accordance with SFAS 123, the Company has elected to continue to utilize the accounting method prescribed by APB 25 and has adopted the disclosure requirements of SFAS 123 (see Note 9).

COMPREHENSIVE INCOME: Effective January 4, 1998, the Company adopted Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income". SFAS 130 established standards for the reporting of comprehensive income and its components, which consist of net income and other comprehensive income. Other comprehensive income is comprised of changes to shareholders' equity, other than contributions from or distributions to shareholders, excluded from the determination of net income under generally accepted accounting principles. The Company's other comprehensive income is comprised of unrealized foreign currency translation gains and losses and is presented in the Company's changes in shareholders' equity (see Note 10). Adoption of SFAS 130 did not impact the Company's net income or shareholders' equity for the years presented.

USE OF ESTIMATES: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

RECLASSIFICATIONS: Certain prior year amounts have been reclassified to conform to the 1998 presentation.

NOTE 3 -- ACQUISITIONS

During the second half of 1998, the Company acquired and invested in operations in Latin America, North America and Europe with an aggregate cash purchase price, net of cash acquired, of approximately $332 million. The acquisitions were comprised primarily of the purchases of Sunburst Farms, Inc., Four Farmers, Inc., Finesse Farms, Colombian Carnations, Inc. and their affiliated companies and 60% of the SABA Trading AB Scandinavian distribution business. Each acquisition was accounted for as a purchase, and accordingly, the purchase price was allocated to the net assets acquired based upon their estimated fair values as of the date of acquisition. Preliminary allocations of purchase price resulted in approximately $217 million of goodwill, which is being amortized over 30 years. The fair values of assets acquired and liabilities assumed were approximately $493 million and $161 million, respectively. Net income from acquired operations included in the Company's results for 1998 was $1.7 million.

    The following unaudited pro forma information presents the results of operations of the Company as if the acquisitions had taken place on December 29, 1996:

(IN THOUSANDS, EXCEPT PER SHARE DATA)     1998         1997
------------------------------------------------------------------------------
Revenues                           $ 4,954,428   $5,050,709
Net income                              20,638      163,044
Net income per common share:
   Basic                           $      0.34   $     2.72
   Diluted                                0.34         2.70
------------------------------------------------------------------------------

These pro forma results of operations have been prepared for comparative purposes only and may not be indicative of the results of operations had the acquisitions occurred on the date indicated or of future results of operations of the Company.

     The Company acquired and invested in production and distribution operations in Europe, Latin America and Asia with an aggregate purchase price, net of cash acquired, of approximately $40 million in 1997 and $59 million in 1996. Each acquisition was accounted for as a purchase, and accordingly, the purchase price was allocated to the net assets acquired based upon their estimated fair values as of the date of acquisition. The allocations of purchase price resulted in approximately $11 million and $4 million of goodwill in 1997 and 1996, respectively. The goodwill is being amortized over a period of up to 40 years. The fair values of assets acquired and liabilities assumed were approximately $79 million and $39 million, respectively, in 1997 and approximately $107 million and $48 million, respectively, in 1996. Results of acquired operations were not significant in 1997 or 1996.

NOTE 4 -- SPECIAL CHARGES

During the fourth quarter of 1998, the Company recorded a $100 million charge, net of insurance proceeds received, for losses sustained from Hurricane Mitch. The charge has been classified as a separate caption in the Consolidated Statements of Income. The hurricane impacted over 30,000 acres of agricultural plantings and severely damaged the Company's general agricultural infrastructure at both its Honduran banana and beverage operations. A majority of the charge is for write-downs of fixed assets, grower and trade receivables, inventories and certain deferred crop growing costs that were completely or partially destroyed or impaired by the hurricane. The Company has started to rehabilitate selected parts of the affected areas. In this regard, the Company spent $13.7 million on rehabilitation and relief efforts during 1998. Future rehabilitation costs, net of insurance recoveries, will continue to be reported on a separate line in the Consolidated Statements of Income in future years.

    Included in the charge is $61.8 million related to property, plant and equipment which consists of $23.7 million of asset write-offs for property destroyed by the hurricane and $38.1 million of assets impaired by the hurricane. The Company reviewed the impaired assets to determine whether expected future cash flows from them (undiscounted and without interest charges) would result in the recovery of the carrying amount of such property. As a result of this review, the Company determined that these assets were impaired in accordance with generally accepted accounting principles, and accordingly, an impairment loss was recognized. The Company also recorded $3.1 million of accrued liabilities for lease settlements and committed relief efforts as of January 2, 1999. The amounts recorded, utilized and to be utilized in each asset, liability and expense category are as follows:

                             1998     UTILIZED        TO BE
(IN THOUSANDS)             CHARGE         1998     UTILIZED
------------------------------------------------------------------------------
Receivables             $  19,283    $  19,283    $       -
Inventory                  13,266       13,266            -
Investment                  2,000        2,000            -
Property, plant and
   equipment               61,750       61,750            -
Deferred costs              9,442        9,442            -
Accrued liabilities         3,071            -        3,071
Rehabilitation expenses    13,688       13,688            -
Insurance recoveries      (22,500)     (22,500)           -
------------------------------------------------------------------------------
Total Hurricane
   Mitch charge         $ 100,000    $  96,929    $   3,071
------------------------------------------------------------------------------

From December 21 to December 24, 1998 freezing temperatures destroyed or severely damaged citrus crops in California. The Company has ownership interests in approximately 6,500 acres of citrus in the areas affected by the freeze. As a result of the freeze and changes in industry economics, the Company recorded a $20 million charge. Of the $20 million charge, $13.3 million related to write-downs of deferred crop costs and property, plant and equipment as well as reductions in grower receivable recovery estimates due to damages sustained during the freeze. The remaining $6.7 million of the charge related to reductions in grower receivable recovery estimates in other areas of the Company's North American citrus operations due to the recognition of changes in industry economics that impacted certain independent growers. The charge has been classified as a separate caption in the Consolidated Statements of Income. This loss was largely not covered by insurance.

    Included in the charge is $3.1 million of property, plant and equipment impaired by the freeze. The Company reviewed these assets to determine whether expected future cash flows from them (undiscounted and without interest charges) would result in the recovery of the carrying amount of such assets. As a result of this review, the Company determined that these assets were impaired in accordance with generally accepted accounting principles, and accordingly, an impairment loss was recognized. Included in accrued liabilities is $0.2 million related to the severance of 29 employees, as well as $0.6 million of incremental freeze protection costs incurred in 1998. During 1999, crop costs to finish the crop year and unutilized overhead in idled packing facilities will be charged to cost of products sold as incurred. The amounts recorded, utilized and to be utilized in each asset and liability category are as follows:

                             1998     UTILIZED        TO BE
(IN THOUSANDS)             CHARGE         1998     UTILIZED
-------------------------------------------------------------------------------
Grower receivables -
   freeze areas         $   6,177    $   6,177    $       -
Grower receivables -
   other areas              6,737        6,737            -
Crop costs inventory        3,171        3,171            -
Property, plant and
   equipment                3,148        3,148            -
Accrued liabilities           767            -          767
------------------------------------------------------------------------------
Total citrus charge     $  20,000    $  19,233    $     767
------------------------------------------------------------------------------

In 1996, the Company implemented a formal plan to close its dried fruit facility located in Fresno, California, which had suffered continued losses. During the fourth quarter of 1996, a restructuring charge of $50.0 million was recorded related to the closure of this facility. The principal component of the charge was a provision for asset write-downs of $38.5 million. The closure of this facility was essentially completed in the second quarter of 1997. During 1997, $30.0 million for asset write-downs, $2.2 million for contract terminations and $2.6 million for severance payments were charged against this provision.

During 1998, $1.3 million for asset write-downs, $0.3 million for contract terminations and $0.3 million for sever ance payments were charged against this provision. In total, 466 employees were terminated as a result of the closure of this facility.

NOTE 5 -- CURRENT ASSETS AND LIABILITIES

Short-term investments of $0.6 million and $1.8 million as of January 2, 1999 and January 3, 1998, respectively, consisted principally of time deposits. Outstanding checks, which are funded as presented for payment, totaled $33.5 million and $22.1 million as of January 2, 1999 and January 3, 1998, respectively, and were included in accounts payable.

    Details of certain current assets were as follows:

(IN THOUSANDS)                            1998         1997
------------------------------------------------------------------------------
Receivables
   Trade                             $ 494,587    $ 434,781
   Notes and other                     190,331      142,820
   Affiliated operations                24,426       17,342
------------------------------------------------------------------------------
                                       709,344      594,943
   Allowance for doubtful accounts     (92,765)     (60,099)
------------------------------------------------------------------------------
                                     $ 616,579    $ 534,844
------------------------------------------------------------------------------
Inventories
   Finished products                 $ 168,423    $ 149,933
   Raw materials and work in progress  156,623      167,426
   Crop growing costs                   47,676       46,207
   Operating supplies and other        102,802      105,126
------------------------------------------------------------------------------
                                     $ 475,524    $ 468,692
------------------------------------------------------------------------------

Included in notes receivable is a $10 million note from Castle & Cooke, Inc. which bears interest at the rate of 7% per annum and is due December 8, 2000. Accrued liabilities as of January 2, 1999 and January 3, 1998 included $92.9 million and $86.4 million, respectively, of amounts due to growers.

NOTE 6 -- PROPERTY, PLANT AND EQUIPMENT

Major classes of property, plant and equipment were as follows:

(IN THOUSANDS)                            1998         1997
------------------------------------------------------------------------------
Land and land improvements          $  448,151   $  444,686
Buildings and improvements             314,460      264,494
Machinery and equipment                957,478      864,431
Construction in progress               101,130       84,954
------------------------------------------------------------------------------
                                     1,821,219    1,658,565
Accumulated depreciation              (718,934)    (634,318)
------------------------------------------------------------------------------
                                    $1,102,285   $1,024,247
------------------------------------------------------------------------------

Depreciation expense for 1998, 1997 and 1996 totaled $103.4 million, $101.9 million and $102.5 million, respectively.

NOTE 7 -- DEBT

Notes payable consisted primarily of short-term borrowings required to fund certain foreign operations and totaled $29.6 million with a weighted-average interest rate of 13.0% as of January 2, 1999 and $11.3 million with a weighted-average interest rate of 19.3% as of January 3, 1998.

    Long-term debt consisted of:

(IN THOUSANDS)                                        1998           1997
------------------------------------------------------------------------------
Unsecured debt
   Notes payable to banks at an
     average interest rate of 5.5 %
     (6.2% - 1997)                              $    63,500    $    14,600
   6.75% notes due 2000                             225,000        225,000
   7% notes due 2003                                300,000        300,000
   6.375% notes due 2005                            300,000           --
   7.875% debentures due 2013                       175,000        175,000
   Various other notes due
     1999 - 2004 at an average
     interest rate of 5.8% (7.8% - 1997)             38,064         36,102
Secured debt
   Mortgages, contracts and notes
     due 1999 - 2012 at an average
     interest rate of 6.4% (9.2% - 1997)             23,824          8,525
Unamortized debt discount and
   issue costs                                       (2,515)        (2,052)
-------------------------------------------------------------------------
                                                  1,122,873        757,175
Current maturities                                   (6,451)        (2,326)
-------------------------------------------------------------------------
                                                $ 1,116,422    $   754,849
-------------------------------------------------------------------------

The Company estimates the fair value of its fixed interest rate unsecured debt based on current quoted market prices. The estimated fair value of unsecured notes (face value $1,000 million in 1998 and $700 million in 1997) was approximately $1,017 million at January 2, 1999 and $716 million at January 3, 1998.

    In July 1998, the Company extended its 5-year $400 million revolving credit facility (the "Facility") to 2003. At the Company's option, borrowings under the Facility bear interest at a certain percentage over the agent's prime rate or the London Interbank Offered Rate ("LIBOR"). Provisions under the Facility require the Company to comply with certain financial covenants which include a maximum permitted ratio of consolidated debt to net worth and a minimum required fixed charge coverage ratio. At January 2, 1999 and January 3, 1998, there were no borrowings outstanding under the Facility. The Company may also borrow under uncommitted lines of credit at rates offered from time to time by various banks that may not be lenders under the Facility. Net borrowings out standing under the uncommitted lines of credit totaled $63.5 million and $14.6 million at January 2, 1999 and January 3, 1998, respectively.

    On October 6, 1998 the Company issued $300 million of unsecured notes in a public offering for which it received cash proceeds of $297.2 million. The notes bear interest at 6.375% and mature in 2005. Net proceeds from the sale of the notes were used to repay amounts outstanding under the Facility and to fund acquisitions during the fourth quarter of 1998.

    Sinking fund requirements and maturities with respect to long-term debt as of January 2, 1999 were as follows (in millions): 1999 - $6.5; 2000 - $240.6; 2001 - $13.4; 2002 - $5.1; 2003 - $368.4; and thereafter - $488.9.

    Interest payments totaled $67.1 million, $66.2 million and $68.4 million, during 1998, 1997 and 1996, respectively.

NOTE 8 -- EMPLOYEE BENEFIT PLANS

The Company has qualified and non-qualified defined benefit pension plans covering certain full-time employees. Benefits under these plans are generally based on each employee's eligible compensation and years of service except for certain hourly plans which are based on negotiated benefits. In addition to providing pension benefits, the Company has other plans that provide certain health care and life insurance benefits for eligible retired employees. Covered employees may become eligible for such benefits if they fulfill established requirements upon reaching retirement age.

    For U.S. plans, the Company's policy is to fund the net periodic pension cost plus a 15-year amortization of the unfunded liability. Most of the Company's international pension plans and all of the Company's plans other than pensions are unfunded.

    The status of the defined benefit pension plans and other plans was as follows:

                                                      U.S. PENSION PLANS     INTERNATIONAL PENSION PLANS        OTHER PLANS
                                                 -------------------------  ----------------------------- -----------------------
(IN THOUSANDS)                                        1998          1997           1998          1997         1998          1997
---------------------------------------------------------------------------------------------------------------------------------
Change in projected benefit obligation
   Benefit obligation at beginning of year       $ 276,767     $ 248,676      $  30,535     $  30,776     $ 71,507     $  73,176
   Service cost                                      4,238         4,083          1,826         1,828          186           212
   Interest cost                                    19,492        18,405          4,079         3,650        5,031         5,423
   Participant contributions                            --            --             28            41           --            --
   Plan amendments                                   2,686            --            195            --           --            --
   Exchange rate changes                                --            --            605        (9,497)          --            --
   Actuarial loss (gain)                            20,621        26,825         (1,635)        5,559       (3,063)       (1,182)
   Curtailments and settlements                         --            --             --          (404)          --            --
   Benefits paid                                   (21,716)      (21,222)        (1,693)       (1,418)      (5,737)       (6,122)
----------------------------------------------------------------------------------------------------------------------------------
   Benefit obligation at end of year             $ 302,088     $ 276,767      $  33,940     $  30,535    $  67,924     $  71,507
----------------------------------------------------------------------------------------------------------------------------------
Change in plan assets
   Fair value of plan assets at
     beginning of year                           $ 281,944     $ 250,154      $   1,737     $   2,473           --            --
   Actual return on plan assets                     39,704        46,222            150            60           --            --
   Company contributions                             7,443         6,790          1,679         2,162        5,737         6,122
   Participant contributions                            --            --             28            41           --            --
   Exchange rate changes                                --            --            128          (831)          --            --
   Settlements                                          --            --             --          (750)          --            --
   Benefits paid                                   (21,716)      (21,222)        (1,693)       (1,418)      (5,737)       (6,122)
----------------------------------------------------------------------------------------------------------------------------------
   Fair value of plan assets at end of year      $ 307,375     $ 281,944      $   2,029     $   1,737           --            --
----------------------------------------------------------------------------------------------------------------------------------
   Funded status                                 $   5,287     $   5,177      $ (31,911)    $ (28,798)   $ (67,924)    $ (71,507)
   Unrecognized net loss (gain)                       (419)       (2,967)         1,172         2,588      (18,232)      (15,968)
   Unrecognized prior service cost (benefit)         4,539         2,099          3,589         3,815       (1,407)       (1,740)
   Unrecognized net transition
     obligation (asset)                               (467)         (650)         1,655         1,677           --            --
----------------------------------------------------------------------------------------------------------------------------------
   Net amount recognized                         $   8,940     $   3,659      $ (25,495)    $ (20,718)   $ (87,563)    $ (89,215)
----------------------------------------------------------------------------------------------------------------------------------
Amounts recognized in the
     Consolidated Balance Sheets
   Prepaid benefit cost                          $  16,234     $   9,410             --            --           --            --
   Accrued benefit liability                       (11,045)       (7,455)       (25,897)      (20,858)     (87,563)      (89,215)
   Additional minimum liability                      3,751         1,704            402           140           --            --
----------------------------------------------------------------------------------------------------------------------------------
   Net amount recognized                         $   8,940     $   3,659      $ (25,495)    $ (20,718)   $ (87,563)    $ (89,215)
----------------------------------------------------------------------------------------------------------------------------------

For U.S. plans, the projected benefit obligation was determined using assumed discount rates of 7.0% in 1998 and 7.25% in 1997 and assumed rates of increase in future compensation levels of 4.5% in 1998 and 1997. The expected long-term rate of return on assets was 9.25% in 1998 and 1997. For international plans, the projected benefit obligation was determined using assumed discount rates of 7.0% to 20.0% in 1998 and 7.25% to 20.0% in 1997 and assumed rates of increase in future compensation levels of 4.5% to 17.5% in 1998 and 1997. The expected long-term rate of return on assets for international plans was 9.25% to 20.0% in 1998 and 1997.

    The accumulated plan benefit obligation ("APBO") for the Company's other plans in 1998 was determined using an annual rate of increase in the per capita cost of covered health care benefits of 8.5% in 1999 decreasing to 5.0% in 2006 and thereafter. The annual rate of increase assumed in the 1997 APBO was 9.0% in 1998 decreasing to 5.0% in 2006 and thereafter. An increase in the assumed health care cost trend rate of one percentage point in each year would have increased the Company's APBO as of January 2, 1999 by approximately $5.6 million and would have increased the service and interest cost components of postretirement benefit expense for 1998 by $0.5 million, in aggregate. A decrease in the assumed health care cost trend rate by one percentage point in each year would have decreased the Company's APBO as of January 2, 1999 by approximately $5.5 million and would have decreased the service and interest cost components of postretirement benefit expense for 1998 by $0.4 million, in aggregate. The weighted-average discount rate used in determining the APBO was 7.0% for the U.S. and international plans in 1998 and 7.25% for the U.S. and international plans in 1997.

    The Company's U.S. ERISA Excess Plan had an APBO of $11.0 million in 1998 and $7.5 million in 1997. Due to the nature of the plan, it remains unfunded. The remainder of the Company's domestic pension plans were fully funded. The APBO for the Company's unfunded international pension plans, in aggregate, was $15.9 million in 1998 and $13.2 million in 1997.

    The components of net periodic benefit cost for the U.S. and international plans were as follows:

                                                            PENSION PLANS                           OTHER PLANS
                                                      ---------------------      -----------------------------------------------
(IN THOUSANDS)                                            1998        1997          1996        1998         1997         1996
--------------------------------------------------------------------------------------------------------------------------------
Components of net periodic benefit cost
   Service cost                                       $  6,064    $  5,911      $  9,143    $    186     $    212     $    237
   Interest cost                                        23,571      22,055        21,968       5,031        5,423        5,482
   Expected return on plan assets                      (22,712)    (21,312)      (20,156)         --           --           --
   Amortization of:
     Unrecognized net loss (gain)                          500         200           486        (799)          --         (156)
     Unrecognized prior service cost (benefit)             681         688           673        (333)        (333)        (325)
     Unrecognized net obligation (asset)                   (29)        (41)           59          --           --           --
     Curtailment (gain)                                     --          --            --          --         (600)        (577)
--------------------------------------------------------------------------------------------------------------------------------
                                                      $  8,075    $  7,501      $ 12,173    $  4,085     $  4,702     $  4,661
--------------------------------------------------------------------------------------------------------------------------------


The Company recognized net curtailment losses of $1.3 million in 1996 for the domestic plans and $2.4 million in 1997 for the international plans. These losses were due to additional benefit payments resulting from reductions in workforce.

    The Company offers two 401(k) plans to salaried U.S. employees. Eligible employees may defer a percentage of their annual compensation up to a maximum allowable amount under federal income tax law to supplement their retirement income. These plans provide for Company contributions based on a certain per centage of each participant's contribution, subject to a maximum contribution by the Company. Total Company contributions to these plans in 1998, 1997 and 1996 were $3.4 million, $3.2 million and $3.8 million, respectively.

    The Company is also a party to various industry-wide collective bargaining agreements which provide pension benefits. Total contributions to these plans plus direct payments to pensioners in 1998, 1997 and 1996 were $0.6 million, $0.8 million and $1.2 million, respectively.

    In 1998, the Company adopted Statements of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits". Such adoption did not impact the Company's financial position or results of operations.

NOTE 9 -- STOCK OPTIONS AND AWARDS

Under the 1982 and 1991 Stock Option and Award Plans ("the Option Plans"), the Company can grant incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock awards and performance share awards to officers and key employees of the Company. Stock options vest over time or based on stock price appreciation and may be exercised for up to 10 years from the date of grant, as determined by the committee of the Company's Board of Directors administering the Option Plans. No stock appreciation rights, restricted stock awards or performance share awards were outstanding at January 2, 1999.

    Under the 1995 Non-Employee Directors Stock Option Plan (the "Directors Plan"), each active non-employee director will receive a grant of 1,500 non-qualified stock options (the "Options") on February 15th (or the first trading day thereafter) of each year. The Options vest over three years and expire 10 years after the date of the grant or upon early termination as defined by the plan agreement.

    Changes in outstanding stock options were as follows:

                                                         WEIGHTED-
                                        SHARES        AVERAGE PRICE
-----------------------------------------------------------------------------
Outstanding, December 30, 1995       1,960,420         $ 29.23
Granted                                711,000           38.52
Exercised                             (373,952)          30.04
Canceled                              (103,661)          33.39
-----------------------------------------------------------------------------
Outstanding, December 28, 1996       2,193,807           31.91
Granted                                449,630           38.65
Exercised                             (249,365)          28.36
Canceled                               (25,288)          36.78
-----------------------------------------------------------------------------
Outstanding, January 3, 1998         2,368,784           33.51
Granted                                595,682           52.31
Exercised                             (413,016)          29.56
Canceled                              (158,587)          39.09
-----------------------------------------------------------------------------
Outstanding, January 2, 1999         2,392,863         $ 38.50
-----------------------------------------------------------------------------
Exercisable, January 2, 1999         1,286,370         $ 32.34
-----------------------------------------------------------------------------

The following table summarizes information about stock options outstanding at January 2, 1999:

 (SHARES IN THOUSANDS)          OPTIONS OUTSTANDING              OPTIONS EXERCISABLE
---------------------------------------------------------------------------------------
                            NUMBER   WEIGHTED-    WEIGHTED-         NUMBER    WEIGHTED-
                       OUTSTANDING     AVERAGE      AVERAGE    EXERCISABLE      AVERAGE
         RANGE OF     AT JANUARY 2,  REMAINING     EXERCISE   AT JANUARY 2,    EXERCISE
      EXERCISE PRICES        1999        YEARS        PRICE           1999        PRICE
---------------------------------------------------------------------------------------
    $25.32 - $30.92           629          4.6      $ 27.30            629      $ 27.30
     33.72 -  44.25         1,193          5.8        37.79            657        37.13
     50.19 -  54.81           571          9.1        52.32             --           --
----------------------------------------------------------------------------------------
    $25.32 - $54.81         2,393          6.3      $ 38.50          1,286      $ 32.34
---------------------------------------------------------------------------------------

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for grants in 1998, 1997 and 1996:

                                  1998       1997        1996
---------------------------------------------------------------------------
Dividend yields                    0.8%       1.0%        1.0%
Expected volatility               28.0%      29.0%       30.0%
Risk free interest rate            5.7%       6.5%        5.8%
Expected lives                 10 years    9 years     9 years
Weighted-average
   fair value                   $ 24.69    $ 17.29     $ 15.08
---------------------------------------------------------------------------

The Company accounts for stock-based compensation under APB 25, and accordingly, no compensation costs have been recognized in the accompanying Consolidated Statements of Income for 1998, 1997 or 1996. Had compensation costs been determined under SFAS 123, pro forma net income and net income per share would have been as follows:

(IN THOUSANDS, EXCEPT PER SHARE DATA)      1998        1997           1996
------------------------------------------------------------------------------
Net income                               $ 7,547     $156,779      $ 86,022
------------------------------------------------------------------------------
Net income per share - basic             $  0.13     $   2.61      $   1.43
Net income per share - diluted              0.12         2.59          1.42
------------------------------------------------------------------------------

Since SFAS 123 was only applied to options granted subsequent to December 31, 1994, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

NOTE 10 -- SHAREHOLDERS' EQUITY

Authorized capital at January 2, 1999 consisted of 80 million shares of no par value common stock and 30 million shares of no par value preferred stock issuable in series. At January 2, 1999, approximately 4.7 million shares and 0.1 million shares of common stock were reserved for issuance under the Option Plans and the Directors Plan, respectively. There was no preferred stock outstanding.

    The Company's current policy is to pay quarterly dividends on common shares at an annual rate of 40 cents per share.

    During 1996, the Company announced a program to repurchase up to 5% of its outstanding common stock. During 1998, the Company increased the number of shares authorized for repurchase to 4.5 million, which approximated 7.6% of its common shares outstanding. As of January 2, 1999, the Company had repurchased 1,560,600 shares at a cost of approximately $56.0 million.

    Comprehensive income and changes in shareholders' equity were as follows:

                                          COMMON                 ADDITIONAL
                                          SHARES        COMMON      PAID-IN     RETAINEDIVE
(IN THOUSANDS, EXCEPT SHARE DATA)    OUTSTANDING         STOCK      CAPITAL     EARNINGS
-----------------------------------------------------------------------------------------
Balance, December 30, 1995            59,854,739   $   320,497  $   170,266  $    58,269
   Net income                                  -             -            -       89,031
   Cash dividends declared
     ($.40  per share)                         -             -            -      (24,020)
   Translation adjustments                     -             -            -            -
   Issuance of common stock              373,952           374       10,858            -
   Repurchase of common stock           (395,400)         (395)     (13,479)           -
-----------------------------------------------------------------------------------------
Comprehensive income -- 1996                   -             -            -            -
Balance, December 28, 1996            59,833,291       320,476      167,645      123,280
   Net income                                  -             -            -      160,164
   Cash dividends declared
     ($.40 per share)                          -             -            -      (23,988)
   Translation adjustments                     -             -            -            -
   Issuance of common stock              231,156           231        6,413            -
-----------------------------------------------------------------------------------------
Comprehensive income -- 1997                   -             -            -            -
Balance, January 3, 1998              60,064,447       320,707      174,058      259,456
   Net income                                  -             -            -       12,079
   Cash dividends declared
     ($.40 per share)                          -             -            -      (24,027)
   Translation adjustments                     -             -            -            -
   Issuance of common stock              394,652           395       11,378            -
   Repurchase of common stock         (1,165,200)       (1,165)     (40,921)           -
-----------------------------------------------------------------------------------------
Comprehensive income -- 1998                   -             -            -            -
Balance, January 2, 1999              59,293,899   $   319,937  $   144,515  $   247,508
-----------------------------------------------------------------------------------------


                                           ACCUMULATED OTHER      TOTAL COMMON
                                               COMPREHENSIVE      SHAREHOLDERS'  COMPREHENSIVE
(IN THOUSANDS, EXCEPT SHARE DATA)                      LOSS            EQUITY           INCOME
-------------------------------------------------------------------------------------------------
Balance, December 30, 1995                      $   (40,597)       $  508,435
   Net income                                             -            89,031   $   89,031
   Cash dividends declared
     ($.40  per share)                                    -           (24,020)           -
   Translation adjustments                          (21,244)          (21,244)     (21,244)
   Issuance of common stock                               -            11,232            -
   Repurchase of common stock                             -           (13,874)           -
-------------------------------------------------------------------------------------------------
Comprehensive income -- 1996                              -                 -       67,787
                                                                                  ---------------
Balance, December 28, 1996                          (61,841)          549,560
   Net income                                             -           160,164      160,164
   Cash dividends declared
     ($.40 per share)                                     -           (23,988)           -
   Translation adjustments                          (25,908)          (25,908)     (25,908)
   Issuance of common stock                               -             6,644            -
-------------------------------------------------------------------------------------------------
Comprehensive income -- 1997                              -                 -      134,256
                                                                                  ---------------
Balance, January 3, 1998                            (87,749)          666,472
   Net income                                             -            12,079       12,079
   Cash dividends declared
     ($.40 per share)                                     -           (24,027)           -
   Translation adjustments                           (2,379)           (2,379)      (2,379)
   Issuance of common stock                               -            11,773            -
   Repurchase of common stock                             -           (42,086)           -
-------------------------------------------------------------------------------------------------
Comprehensive income -- 1998                             --                 -   $    9,700
                                                                                  ---------------
Balance, January 2, 1999                        $   (90,128)       $  621,832
-----------------------------------------------------------------------------

NOTE 11 -- CONTINGENCIES

At January 2, 1999, the Company was guarantor of approximately $76 million of indebtedness of certain key fruit suppliers and other entities integral to the Company's operations.

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

NOTE 12 -- LEASE COMMITMENTS

The Company has obligations under non-cancelable operating leases, primarily for ship charters and containers, and certain equipment and office facilities. Lease terms are for less than the economic life of the property. Certain agricultural land leases provide for increases in minimum rentals based on production. Lease payments under a significant portion of the Company's operating leases are based on variable interest rates. Total rental expense was $150.7 million, $182.2 million and $158.7 million (net of sublease income of $8.7 million, $10.6 million and $12.4 million) for 1998, 1997 and 1996, respectively.

    At January 2, 1999, the Company's aggregate minimum rental commitments, before sublease income, were as follows (in millions): 1999 - $131.1; 2000 - $103.1; 2001 - $114.7; 2002 - $158.3; 2003 - $28.4; and thereafter - $197.1.
Total future sublease income is $25.1 million.

NOTE 13 -- INCOME TAXES

Income tax expense (benefit) was as follows:


(IN THOUSANDS)                       1998              1997            1996
-------------------------------------------------------------------------------
Current
   Federal, state and local        $ 19,427         $  2,810            1,882
   Foreign                           19,061           20,715           19,359
-------------------------------------------------------------------------------
                                     38,488           23,525           21,241
-------------------------------------------------------------------------------
Deferred
   Federal, state and local         (29,407)          12,285             (444)
   Foreign                           (3,881)            (710)          (1,297)
-------------------------------------------------------------------------------
                                    (33,288)          11,575           (1,741)
-------------------------------------------------------------------------------
                                   $  5,200         $ 35,100         $ 19,500
-------------------------------------------------------------------------------

Pretax earnings attributable to foreign operations were $44 million, $170 million and $173 million for 1998, 1997 and 1996, respectively. Undistributed earnings of foreign subsidiaries, which have been or are intended to be permanently invested, aggregated $1.3 billion at January 2, 1999.

    The Company's reported income tax expense varied from the expense calculated using the U.S. federal statutory tax rate for the following reasons:


(IN THOUSANDS)                                         1998              1997              1996
--------------------------------------------------------------------------------------------------
Expense computed at
   U.S. federal statutory
   income tax rate                                $   6,048         $  68,341         $  37,986
Foreign income taxed
   at different rates                               (28,097)          (36,437)          (21,656)
Dividends from
   subsidiaries                                         486               456               618
State and local income
   tax, net of federal
   income tax benefit                                   762               602             1,100
Interest on prior
   years taxes                                       (3,752)               --                --
Hurricane losses taxed
   at different rates                                 9,886                --                --
Valuation allowance on
   foreign hurricane losses                          18,742                --                --
Other                                                 1,125             2,138             1,452
--------------------------------------------------------------------------------------------------
Reported income
   tax expense                                    $   5,200         $  35,100         $  19,500
--------------------------------------------------------------------------------------------------


Total income tax payments (net of refunds) for 1998, 1997 and 1996 were $36.7 million, $17.3 million and ($1.6) million, respectively

    Deferred tax assets (liabilities) were comprised of the following:


(IN THOUSANDS)                                         1998              1997              1996
--------------------------------------------------------------------------------------------------
Operating reserves                                $  44,591         $  24,892         $  45,246
Accelerated depreciation                            (16,538)          (25,290)          (21,717)
Inventory valuation
   methods                                            4,699             3,024             3,670
Effect of differences
   between book values
   assigned in prior
   acquisitions and
   historical tax values                            (34,032)          (33,100)          (36,941)
Postretirement benefits                              34,098            34,278            33,946
Current year acquisitions                              (114)               --            (6,560)
Tax credit carryforward                               1,263             1,263             4,987
Net operating loss
   carryforward                                     100,221            86,670            77,685
Reserves for
   hurricane losses                                  22,847                --                --
Valuation allowance on
   foreign hurricane losses                         (18,742)               --                --
Other, net                                          (25,178)          (11,729)          (12,117)
--------------------------------------------------------------------------------------------------
                                                  $ 113,115         $  80,008         $  88,199
--------------------------------------------------------------------------------------------------

In connection with the fourth quarter losses related to Hurricane Mitch, a valuation allowance in the amount of $18.7 million has been recognized to offset the deferred tax assets related to these losses.

    The Company has recorded deferred tax assets of $100.2 million reflecting the benefit of approximately $269 million in federal and state net operating loss carryovers which will, if unused, begin to expire in 2009.

    The tax credit carryforward amount of $1.3 million is comprised of general business credits which begin to expire in 2008.

    Total deferred tax assets and deferred tax liabilities were as follows:

(IN THOUSANDS)                    1998         1997         1996
---------------------------------------------------------------------
Deferred tax assets          $ 238,212    $ 226,028    $ 253,831
Deferred tax liabilities      (125,097)    (146,020)    (165,632)
---------------------------------------------------------------------
                             $ 113,115    $  80,008    $  88,199
---------------------------------------------------------------------

The Company remains contingently liable with respect to certain tax credits sold to Norfolk and Southern Railway ("Norfolk") with recourse by Flexi-Van Corporation ("Flexi-Van"), the Company's former transportation equipment leasing business. Litigation with the Internal Revenue Service involving these credits concluded during the year. Litigation and settlement negotiations involving Flexi-Van and Norfolk (and the Company due to its contingent liability) are ongoing. Flexi-Van, which separated from the Company in 1987 and was subsequently acquired by David H. Murdock, has indemnified the Company against obligations that might result from the resolution of the matter.

NOTE 14 -- BUSINESS SEGMENTS

In accordance with Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information", the Company has three reportable segments: Fresh Fruit, Fresh Vegetables, and Processed Foods. The Fresh Fruit segment contains several operating segments that produce and market fresh fruit to wholesale, retail and institutional customers worldwide. The Fresh Vegetables segment contains three operating segments that produce and market commodity and fresh packaged vegetables to wholesale, retail and institutional customers primarily in North America, Europe and Asia. Both the Fresh Fruit and Fresh Vegetable segments sell produce grown by a combination of Company-owned and independent farms. The Processed Foods segment contains several operating segments that produce and market packaged foods including fruits, beverages and snack foods. The reportable segments are managed separately due to varying products, production processes, distribution channels and customer bases.

    The Company has other operating segments which include fresh-cut flower businesses acquired during 1998 and certain diversified operations.

    Accounting policies for the three reportable segments and other operating segments are the same as those described in the summary of significant accounting policies. Company management evaluates and monitors segment performance primarily through earnings before interest and taxes (EBIT). The results of operations and financial position of the three reportable segments, other operating segments, and Corporate and other were as follows:

(IN THOUSANDS)               1998         1997         1996
---------------------------------------------------------------
Revenue
   Fresh Fruit        $ 2,692,147   $2,583,277   $2,238,257
   Fresh Vegetables       790,149      756,176      653,730
   Processed Foods        834,966      962,127      915,335
   Other operating
     segments             106,898       34,540       32,981
---------------------------------------------------------------
                      $ 4,424,160   $4,336,120   $3,840,303
---------------------------------------------------------------
EBIT
   Fresh Fruit        $   110,505   $  149,997   $  172,205
   Fresh Vegetables        49,418       40,196       30,300
   Processed Foods         89,462       89,805       52,226
   Other operating
     segments               2,788          912          136
---------------------------------------------------------------
   Total operating
     segments             252,173      280,910      254,867
   Corporate and other    (45,951)     (21,057)     (27,637)
   Special charges       (120,000)           -      (50,000)
---------------------------------------------------------------
                      $    86,222   $  259,853   $  177,230
---------------------------------------------------------------
Assets
   Fresh Fruit        $ 1,516,551   $1,459,204   $1,383,064
   Fresh Vegetables       361,544      335,827      302,698
   Processed Foods        591,188      532,629      658,977
   Other operating
     segments             286,578       15,470       10,652
---------------------------------------------------------------
   Total operating
     segments           2,755,861    2,343,130    2,355,391
   Corporate and other    159,192      120,765      131,416
---------------------------------------------------------------
                      $ 2,915,053   $2,463,895   $2,486,807
---------------------------------------------------------------
Depreciation and
     amortization
   Fresh Fruit        $    75,993   $   77,634   $   76,944
   Fresh Vegetables        12,788        9,145       10,061
   Processed Foods         21,864       20,727       22,164
   Other operating
     segments               7,969          164          188
   Corporate and other      3,444        4,411        1,716
---------------------------------------------------------------
                      $   122,058   $  112,081   $  111,073
---------------------------------------------------------------
Capital additions
   Fresh Fruit        $    79,746   $   63,052   $   52,211
   Fresh Vegetables        20,724       35,647        8,118
   Processed Foods         47,078       25,672       36,651
   Other operating
     segments               2,222            -          100
   Corporate and other        437        4,800       12,606
---------------------------------------------------------------
                      $   150,207   $  129,171   $  109,686
---------------------------------------------------------------

NOTE: CORPORATE AND OTHER EBIT IN 1997 AND 1996 INCLUDES CERTAIN GAINS ON THE DISPOSITION OF INVESTMENTS AND ASSETS.

The Company's revenue from external customers and net property, plant and equipment by geographic area were as follows:


(IN THOUSANDS)               1998         1997         1996
-----------------------------------------------------------------
Revenue
   United States      $ 1,886,237   $1,943,057   $1,741,741
   Japan                  585,658      595,131      551,073
   Germany                318,787      306,418      238,575
   Honduras               275,050      240,390      216,375
   France                 232,429      197,580      150,607
   Other international  1,125,999    1,053,544      941,932
-----------------------------------------------------------------
                      $ 4,424,160   $4,336,120   $3,840,303
-----------------------------------------------------------------
Property, plant and
     equipment -- net
   United States      $   408,385   $  396,254   $  397,141
   Honduras               109,650      145,404      125,320
   Costa Rica              96,293       78,592       58,178
   Colombia                89,279       29,531       28,037
   Oceangoing assets       82,213       94,947      104,756
   Philippines             67,061       66,071       61,561
   Other international    249,404      213,448      249,142
-----------------------------------------------------------------
                      $ 1,102,285   $1,024,247   $1,024,135
-----------------------------------------------------------------


NOTE 15 -- SUBSEQUENT EVENT

In February 1999, the Company increased the number of common shares authorized under its repurchase program to 8.3 million, which approximated 14% of its common shares outstanding. In January and February 1999, the Company repurchased 2,271,000 common shares, in aggregate, at a weighted-average price of $29.72 per share.

NOTE 16 -- QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following table presents summarized quarterly results:

                                                            FIRST         SECOND         THIRD         FOURTH
(IN THOUSANDS, EXCEPT PER SHARE DATA)                     QUARTER        QUARTER       QUARTER        QUARTER          YEAR
-------------------------------------------------------------------------------------------------------------------------------
1998
Revenue                                             $   1,011,984   $  1,163,986  $  1,209,794   $  1,038,396   $ 4,424,160
Gross margin                                              139,021        208,198       174,482        116,714       638,415
Net income (loss)                                          22,761         82,095        15,562       (108,339)       12,079
-------------------------------------------------------------------------------------------------------------------------------
Net income (loss) per common share-- diluted        $        0.37   $       1.35  $       0.26   $      (1.82)  $      0.20
-------------------------------------------------------------------------------------------------------------------------------
1997
Revenue                                             $     964,992   $  1,107,804  $  1,178,301   $  1,085,023   $ 4,336,120
Gross margin                                              151,738        191,006       156,157        144,942       643,843
Net income                                                 42,043         70,429        24,443         23,249       160,164
-------------------------------------------------------------------------------------------------------------------------------
Net income per common share - diluted               $        0.70   $       1.17  $       0.40   $       0.38   $      2.65
-------------------------------------------------------------------------------------------------------------------------------

The net loss for the fourth quarter of 1998 includes pre-tax charges of $100 million, net of insurance proceeds, and $20 million related to Hurricane Mitch and the Company's North American citrus operations, respectively. The cumulative total of net income (loss) per common share reported in each quarter of 1998 differs from the full-year amount. The difference is due to the timing and significance of the special charges recorded in the fourth quarter combined with the repurchase of approximately 1.2 million common shares at the end of the third quarter. All quarters have twelve weeks, except the fourth quarter of 1997 which has thirteen weeks and the third quarters of both years which have sixteen weeks.

NOTE 17 -- COMMON STOCK DATA (UNAUDITED)

The following table shows the market price range of the Company's common stock for each quarter in 1998 and 1997:

                                         HIGH           LOW
-------------------------------------------------------------------------
1998
First Quarter                         $ 57 1/8     $  43 1/2
Second Quarter                          49 1/8        43 15/16
Third Quarter                           52 7/16       32 3/8
Fourth Quarter                          35            28 5/16
-------------------------------------------------------------------------
Year                                  $ 57 1/8     $  28 5/16
-------------------------------------------------------------------------
1997
First Quarter                         $ 40 1/4     $  33 3/8
Second Quarter                          43 3/8        37 3/4
Third Quarter                           46 15/16      39 1/16
Fourth Quarter                          49 5/8        43 9/16
-------------------------------------------------------------------------
Year                                  $ 49 5/8     $  33 3/8
-------------------------------------------------------------------------

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Dole Food Company, Inc.:

We have audited the accompanying consolidated balance sheets of Dole Food Company, Inc., (a Hawaii corporation) and subsidiaries as of January 2, 1999 and January 3, 1998, and the related consolidated statements of income and cash flow for the years ended January 2, 1999, January 3, 1998, and December 28, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dole Food Company, Inc. and subsidiaries as of January 2, 1999 and January 3, 1998 and the results of its operations and its cash flow for the years ended January 2, 1999, January 3, 1998, and December 28, 1996, in conformity with generally accepted accounting principles.


/s/ Arthur Andersen LLP

Los Angeles, California
February 5, 1999

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL POSITION

OVERVIEW

In 1998, the Company's results were negatively impacted by the effects of the El Nino weather pattern, Hurricane Mitch and the California citrus freeze. Additionally, economic turmoil in Asia, Eastern Europe and Latin America undermined the financial condition of emerging markets and impacted the fruit business worldwide. Also in 1998, the Company expanded its product offering to include fresh-cut flowers, increased its productive capacity in the growing pre-cut salad category and extended its European distribution network into Scandinavia.

    During 1998, the Company's fruit operations were impacted by the following weather-related events:

     - The El Nino weather pattern reduced industry banana volumes from Ecuador by 18%, impacted production operations in California and reduced banana volumes from the Philippines and pineapple volumes from the Philippines and Thailand. Production volumes from these areas are anticipated to begin returning to normal during 1999.

     - Hurricane Mitch impacted over 30,000 acres of agricultural plantings and caused severe damage to the Company's general agricultural infrastructure at both its Honduran banana and beverage operations. During the fourth quarter of 1998, the Company recorded a $100 million charge, net of insurance proceeds received, for losses sustained from Hurricane Mitch. Production in the impacted areas is not expected to fully recover in 1999. However, due to price sensitivity in worldwide banana markets, the impact on future operating results is not currently determinable. The Company has started to rehabilitate selected parts of the affected areas and will incur additional rehabilitation expenses in the future. The Company also continues to pursue recovery under various insurance policies for losses sustained. Future rehabilitation costs and insurance recoveries will be reported on a separate line in the Consolidated Statements of Income.

     - Following severe freezing temperatures in California's San Joaquin Valley from December 21 to December 24, 1998, the Company recorded a $20 million charge in its citrus operations. The charge primarily related to write-downs of deferred crop costs, property, plant and equipment and grower receivables in the freeze areas. The charge also included write-downs of grower receivables in other locations due to the recognition of changes in industry economics. In addition to the charge taken in 1998, the Company currently estimates that the freeze damage will negatively impact its 1999 operating results by approximately $10 million to $15 million.

The Company has substantial sales outside of the United States which had been expanding rapidly as personal incomes in developing countries rose. The economic crises in Asia, the collapse of the Russian economy and economic slowdowns in Latin America have affected the international fruit business and slowed its growth.

    During 1998, the Company entered the fresh-cut flower business in North America, which is relatively fragmented, and continued expanding its European fresh produce distribution network. Acquisitions during the second half of 1998 added approximately $150 million to 1998 revenue, and the Company anticipates they will add an additional $550 million to 1999 revenue when included for the full year. These businesses added approximately $2 million to net income in 1998. In 1999, category growth, efficiencies in production and distribution methodologies, and improved marketing leverage are expected to further strengthen the performance of these businesses.

EUROPEAN UNION QUOTA: The European Union ("E.U.") banana regulations, which impose quotas and tariffs on bananas, remained in full effect in 1998 and continue in effect with some modifications as of the date of these financial statements. The World Trade Organization ("WTO") issued a ruling during 1997, on the complaint made by the United States, Ecuador, Guatemala, Honduras, Panama and Mexico, that the European banana trade regime violated basic General Agreement on Tariffs and Trade ("GATT") principles. The WTO found certain aspects of the regime discriminatory and asked the E.U. to modify the regime to eliminate these discriminatory aspects. In June 1998, E.U. farm ministers responded with certain modifications to the regime. The United States does not consider the changes sufficient to regulate banana sales consistent with the WTO ruling and has imposed tariffs on a variety of E.U. goods. Trade negotiations and discussions continue between the E.U., the United States and the individual banana exporting countries. These trade negotiations could lead to further changes in the regulations governing banana exports to the E.U. The net impact of these changing regulations on the Company's future results of operations is not determinable at this time.

FOREIGN CURRENCIES: The Company distributes its products in more than 90 countries throughout the world. Its international sales are usually transacted in U.S. dollars and major European and Asian currencies. Certain costs are incurred in currencies different from those that are received from the sale of products. While results of operations may be affected by fluctuations in currency exchange rates in both the sourcing and selling locations, the Company has historically followed a policy, with certain exceptions, of not attempting to hedge these exposures. Additionally, the 1999 adoption of the Euro currency by the E.U. is not expected to materially impact the Company's results of operations or financial position.

NEW ACCOUNTING PRONOUNCEMENTS: In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities". The Company is assessing the impact of accounting for derivative instruments in accordance with SFAS 133. The Company's derivative transactions are currently limited to hedging certain foreign currency denominated purchase commitments. The Company will adopt the statement during the first quarter of 2000. Such adoption is not expected to have a material impact on the Company's financial condition or results of operations.

YEAR 2000: The Company has assessed the effect of Year 2000 issues on its information technology, including computer hardware, software and embedded chip technology. Remediation has been completed at the majority of the Company's operating units with most of the remaining operating units currently undergoing tests of remediated systems and software. The Company has now identified certain specific upgrade projects and personal computer replacements that will be completed during the first half of 1999. Remediation efforts related to companies acquired during 1998 and Honduran operating units impacted by Hurricane Mitch are scheduled to be completed by June 1999. All other remediation work has been completed as of the December 1998 target date. The Company is also in the process of confirming Year 2000 compliance with key vendors and service providers, including suppliers of embedded chip technology. Once completed, the Company will develop a contingency plan related to its key vendors and service providers. Based on work performed to date, the Company believes that the total cost to remediate will not be material to its results of operations, liquidity or capital resources.

    The preceding discussion contains forward-looking statements regarding the Company's timetable for solving its Year 2000 issues, costs to remediate and the ultimate impact on its finances, which involve a number of risks and uncertainties. The potential risks and uncertainties that could cause actual results to differ materially include: the continuing availability of key information technology personnel and consultants, the ability of third parties to complete their own Year 2000 remediation on time, unforeseen responses by the public to the perceived situation and, if necessary, the ability of the Company to identify and implement contingency plans.

1998 COMPARED WITH 1997

REVENUE: Revenue increased 2% to $4,424.2 million in 1998 from $4,336.1 million in 1997. The inclusion of the newly acquired flower businesses and SABA Trading AB toward the end of the year increased revenue by 4% in 1998. Revenue from existing businesses was up slightly after considering a 2% reduction due to the closure of the Company's California dried fruit facility in the second quarter of 1997 and the inclusion of an additional week in fiscal year 1997. While the fresh-cut salad and Honduran beverage businesses had strong growth rates, processed pineapple suffered from El Nino induced product shortages, and the North American citrus and deciduous fruit businesses had reduced volumes and product quality due to El Nino. Revenues from bananas increased as higher sales in the Company's European distribution businesses, including sales from businesses acquired late in 1997, served to offset decreased import volumes due largely to the closure of the Russian market.

SELLING, MARKETING AND ADMINISTRATIVE EXPENSES: Selling, marketing and administrative expenses were $433.5 million or 9.8% of revenue in 1998 compared to $399.8 million or 9.2% of revenue in 1997. The increase resulted from growth in businesses with higher operating cost percentages such as the Honduran beverage, fresh-cut salad and European distribution businesses. At the same time, the banana import business experienced higher receivable write-offs related to the collapse of the Russian market, higher promotional costs as a result of market supply conditions and lower total revenues.

OPERATING INCOME: Operating income decreased from $244.0 million in 1997 to $204.9 million before special charges in 1998. The decrease was largely driven by lower earnings in the banana import business as a result of the Company's inability to pass on higher El Nino related costs in the form of higher prices. This was partially offset by improved European distribution earnings. The Company's North American citrus and deciduous operations also had significant declines due to El Nino related cost issues compared to very strong results in 1997. Operating results improved in the Honduran beverage, processed pineapple, fresh-cut salad and European distribution categories, as well as through the addition of the acquired flower businesses and SABA Trading AB.

INTEREST EXPENSE, NET: Interest expense, net of interest income, increased to $59.6 million in 1998 from $56.8 million in 1997 due to increased debt levels in the second half of the year to fund acquisitions.

OTHER INCOME (EXPENSE), NET: Other income (expense) - net consists primarily of minority interest expense and gains and losses on sales of property. In 1997, other income included larger gains from sales of investments and fixed assets.

INCOME TAXES: The Company's effective tax rate increased in 1998 from 18% to 30% primarily due to the Hurricane Mitch charge, which was not fully tax benefitted.

1997 COMPARED WITH 1996

REVENUE: Revenue increased 13% to $4,336.1 million in 1997 from $3,840.3 million in 1996. The increase in revenue is primarily attributable to higher worldwide banana volumes; increased volumes in fresh-cut salads and favorable pricing for the fresh vegetable business; continued growth at the Honduran beverage operation; newly acquired businesses; and an additional week in fiscal year 1997. The Company was able to grow revenue in spite of adverse currency movements in 1997.

SELLING, MARKETING AND ADMINISTRATIVE EXPENSES: Selling, marketing and administrative expenses were $399.8 million or 9.2% of revenue in 1997 compared to $369.7 million or 9.6% of revenue in 1996. The increased expense is due to higher sales activity in existing product lines and the acquisition of new businesses, partially offset by the closure of the Company's California dried fruit facility.

RESTRUCTURING CHARGE: In 1996, the Company implemented a formal plan to close its dried fruit facility located in Fresno, California which had suffered continued losses. During the fourth quarter of 1996, a restructuring charge of $50.0 million was recorded related to the closure of this facility. Principal components of the charge were provisions for asset write-downs, contract terminations and severance payments. The closure of this facility was completed in the second quarter of 1997.

OPERATING INCOME: Operating income improved to $244.0 million in 1997 from $214.3 million before the restructuring charge in 1996. Higher earnings in 1997 were the result of increased volumes of fresh-cut salads, favorable pricing in the fresh vegetables business and growth in the banana business. In addition, the processed pineapple and Honduran beverage businesses posted higher results in 1997, and the closure of the dried fruit facility in the second quarter reduced losses.

INTEREST EXPENSE, NET: Interest expense, net of interest income, decreased to $56.8 million in 1997 from $60.3 million in 1996, due to lower average debt levels.

OTHER INCOME (EXPENSE): Other income for 1997 increased $3.5 million from 1996 primarily due to the gain on sales of certain investments and fixed assets.

INCOME TAXES: The Company's effective income tax rate was 18% in 1997 and 1996.

LIQUIDITY AND CAPITAL RESOURCES
The Company's operations and capital expenditures were financed primarily by funds generated internally during 1998. The Company pursued an aggressive growth strategy of acquisitions in the fresh-cut flower industry and in its European product distribution network. In addition, the Company repurchased 1,165,200 of its common shares for $42.1 million. The acquisitions and stock repurchases were substantially funded by debt. The Hurricane Mitch and citrus fourth quarter special charges decreased equity. This resulted in a year-to-year increase in the net debt to net debt and equity percentage from 53% to 64%. During 1997, the Company used its cash flow from operations to reduce this ratio from 62% in 1996 to 53% in 1997. Cash and short-term investments increased from $31.2 million at January 3, 1998 to $35.4 million at January 2, 1999.

    Operating activities generated cash flow of $157.1 million in 1998 compared to $291.0 million in 1997. The decrease is primarily due to lower net earnings, a payment to the Internal Revenue Service related to prior years' audits and the 1997 closure of the Company's California dried fruit facility. The Company is currently pursuing a refund of the payment to the Internal Revenue Service. During 1997, the Company experienced a decrease in its working capital requirements as a result of the closure of its California dried fruit facility. The liquidation of inventory and other operating and fixed assets related to this closed facility provided approximately $70 million of cash flow in 1997.

    Capital expenditures for the acquisition and improvement of productive assets increased to $150.2 million in 1998 from $129.2 million in 1997 and were funded largely by operating cash flow. The Company expects the capital expenditure level to continue growing next year due to the Hurricane Mitch rehabilitation effort and acquisitions during 1998.

    The Company acquired a series of businesses in the fresh-cut flower industry during 1998 to form a new flower division. In addition, the Company acquired 60% of Saba Trading AB, a Scandinavian distributor of fresh fruits, vegetables and flowers, to complement its growing distribution network in Europe. The aggregate cash purchase price of these businesses and smaller acquisitions in 1998 was approximately $332 million.

    The Company is scheduled to take delivery of two new refrigerated container vessels in late 1999. The vessels are being manufactured by HDW in Kiel, Germany, and the cost per ship is approximately DM 100 million. In order to facilitate payment for these ships, the Company has contracted to purchase German marks at a weighted-average exchange rate of DM 1.78 to $1.00 for a total notional value of $98.3 million. These fixed rate contracts will be settled in the fourth quarter of 1999, and their fair value was approximately $105.8 million as of January 2, 1999.

    In January 1998, the Company announced plans to move to a new headquarters facility in Westlake Village, California. Construction of the complex is anticipated to be completed in late 1999, at which time the Company plans to occupy these leased facilities.

    The Company has in place a $400 million 5-year revolving credit facility (the "Facility") which matures in 2003. Provisions under the Facility require the Company to comply with certain financial covenants which include a maximum permitted ratio of consolidated debt to net worth and a minimum required fixed charge coverage ratio. At January 2, 1999, no borrowings were outstanding under the Facility. The Company may also borrow under uncommitted lines of credit at rates offered from time to time by various banks that may not be lenders under the Facility. Net borrowings outstanding under the uncommitted lines of credit totaled $63.5 million at January 2, 1999.

    On October 6, 1998, the Company issued $300 million of 7-year 6.375% unsecured notes in a public offering for which it received cash proceeds of $297.2 million. The Company used a portion of the cash proceeds for acquisitions during the fourth quarter and the remainder to repay amounts outstanding under the Facility. Such credit facility borrowings were primarily incurred to fund business acquisitions made earlier in the year.

    In December 1998, the Board of Directors authorized an increase in the Company's stock repurchase program to 4.5 million shares. In February 1999, the Board of Directors increased this authorization to 8.3 million shares. During 1998, the Company repurchased 1,165,200 of its common shares at a cost of $42.1 million. During January and February 1999, the Company repurchased an additional 2,271,000 of its common shares for $67.6 million. Approximately 4.5 million shares remain authorized for repurchase under the Company's stock repurchase program after these transactions.

    The Company paid four quarterly dividends of 10 cents per share on its common stock totaling $24.0 million in 1998.

    The Company believes that cash from operations and its cash position and revolving credit facility will enable it to meet its capital expenditure, debt maturity, common stock repurchase, dividend payment and other funding requirements.

    This Annual Report contains forward-looking statements based on current expectations that involve a number of risks and uncertainties. The potential risks and uncertainties that could cause the Company's actual results to differ materially from those expressed or implied herein include weather related phenomena; market responses to industry volume pressures; economic crises in developing countries; quotas, tariffs and other governmental actions; changes in currency exchange rates; product supply and pricing; and computer conversion and Year 2000 issues.

RESULTS OF OPERATIONS AND SELECTED FINANCIAL DATA

   (IN MILLIONS, EXCEPT PER SHARE DATA)                     1998           1997          1996          1995          1994
------------------------------------------------------------------------------------------------------------------------------
   Revenue                                           $     4,424   $      4,336  $      3,840  $      3,804  $      3,499
   Cost of products sold                                   3,786          3,692         3,256         3,218         2,966
------------------------------------------------------------------------------------------------------------------------------
     Gross margin                                            638            644           584           586           533
   Selling, marketing, and administrative expenses           433            400           370           393           395
   Hurricane Mitch charge                                    100             --            --            --            --
   Citrus charge                                              20             --            --            --            --
   Dried Fruit restructuring charge                           --             --            50            --            --
------------------------------------------------------------------------------------------------------------------------------
     Operating income                                         85            244           164           193           138
   Interest expense - net                                    (60)           (57)          (60)          (74)          (67)
   Net gain on assets sold or held for disposal               --             --            --            62            --
   Other income (expense) - net                               (8)             8             5            (5)           (3)
------------------------------------------------------------------------------------------------------------------------------
   Income from continuing operations
     before income taxes                                      17            195           109           176            68
   Income taxes                                               (5)           (35)          (20)          (56)          (10)
------------------------------------------------------------------------------------------------------------------------------
   Net income from continuing operations                      12            160            89           120            58
   Net income (loss) from discontinued operations             --             --            --           (97)           10
------------------------------------------------------------------------------------------------------------------------------
   Net income                                        $        12   $        160  $         89  $         23  $         68
------------------------------------------------------------------------------------------------------------------------------
   Diluted net income (loss) per common share
     Continuing operations                           $      0.20        $  2.65       $  1.47       $  2.00       $   0.98
     Discontinued operations                                  --             --            --         (1.61)          0.16
------------------------------------------------------------------------------------------------------------------------------
     Net income                                      $      0.20        $  2.65       $  1.47       $  0.39       $   1.14
------------------------------------------------------------------------------------------------------------------------------
   Other statistics
     Working capital                                 $       366   $        407  $        464  $        480  $        495
     Total assets                                          2,915          2,464         2,487         2,442         3,685
     Long-term debt                                        1,116            755           904           896         1,555
     Total debt                                            1,153            768           926           920         1,609
     Common shareholders' equity                             622            666           550           508         1,081
     Annual cash dividends per common share                 0.40           0.40          0.40          0.40          0.40
     Capital additions for continuing operations             150            129           110            90           212
     Depreciation and amortization from
        continuing operations                                122            112           111           113           120
------------------------------------------------------------------------------------------------------------------------------