Form 10-K405, Exhibit 13
period 2001-12-29
DOLE FOOD COMPANY INC
filed 2002-03-29
CIK 18169

RESULTS OF OPERATIONS AND SELECTED FINANCIAL DATA

---------------------------------------------------------------------------------------------------------------------
(IN MILLIONS, EXCEPT PER-SHARE DATA)                             2001        2000        1999       1998        1997
---------------------------------------------------------------------------------------------------------------------
Revenue                                                         $4,449      $4,502      $4,543     $3,938      $3,852
Cost of products sold                                            3,881       3,878       3,945      3,380       3,265
---------------------------------------------------------------------------------------------------------------------
    Gross margin                                                   568         624         598        558         587
Selling, marketing and general and administrative expenses         518         499         480        397         376
Gain on sale of citrus assets                                        -          (9)          -          -           -
Business downsizing charges                                          -          46          48          -           -
Hurricane Mitch charge (insurance proceeds) - net                    -         (43)        (20)        78           -
Citrus charge                                                        -           -           -         20           -
---------------------------------------------------------------------------------------------------------------------
    Operating income                                                50         131          90         63         211
Interest expense - net                                              65          76          76         56          54
Other income (expense) - net                                         7           1           6         (4)         11
---------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations
    before income taxes                                             (8)         56          20          3         168
Income taxes                                                        29          20           3          2          24
---------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations                           (37)         36          17          1         144
Income from discontinued operations, net of taxes                   19          32          32         11          16
Gain on disposal of discontinued operations,
    net of taxes                                                   168           -           -          -           -
---------------------------------------------------------------------------------------------------------------------
Net income                                                         150          68          49         12         160
=====================================================================================================================
Diluted net income (loss) per common share
    Continuing operations                                       $(0.66)     $ 0.65      $ 0.29     $ 0.02      $ 2.39
    Discontinued operations                                       3.33        0.56        0.56       0.18        0.26
---------------------------------------------------------------------------------------------------------------------
    Net income                                                    2.67        1.21        0.85       0.20        2.65
=====================================================================================================================
Other statistics
    Working capital                                             $  511      $  356      $  381     $  366      $  407
    Total assets                                                 2,747       2,801       2,994      2,864       2,414
    Long-term debt                                                 816       1,135       1,285      1,116         755
    Total debt                                                     843       1,180       1,323      1,152         767
    Common shareholders' equity                                    736         555         532        622         666
    Annual cash dividends per common share                        0.40        0.40        0.40       0.40        0.40
    Capital additions                                              120         111         137        118         111
    Depreciation and amortization                                  118         125         124        116         107
---------------------------------------------------------------------------------------------------------------------

Note: Revenue and cost of products sold for 2001, 2000, 1999, 1998 and 1997, reflect reclassifications of $169 million, $239 million, $266 million, $235 million and $271 million, respectively, to present revenues in accordance with the interpretations of Staff Accounting Bulletin No. 101 issued by the Securities and Exchange Commission, which was adopted by the Company during the fourth quarter of 2000 (see Note 2 to the Consolidated Financial Statements). Cost of products sold for 2001 includes business reconfiguration charges of $133 million (see Note 5 to the Consolidated Financial Statements). Hurricane Mitch charge (insurance proceeds) - net includes rehabilitation expenses and other costs of $10 million and $25 million in 2000 and 1999, respectively, and insurance proceeds of $53 million and $45 million in 2000 and 1999, respectively (see Note 5 to the Consolidated Financial Statements).

                                  Dole Food Company, Inc. ANNUAL REPORT 2001  27

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

During 2001, Dole Food Company, Inc. and its consolidated subsidiaries' ("the Company") results of operations and financial condition were favorably impacted by the following factors:

-    The implementation of Company-wide cost savings initiatives,

- The continued review of non-core and underperforming businesses and the initiation of plans for their divestiture,

-    Improved conditions in the banana business.

These factors were partially offset by weak foreign currency exchange rates, primarily the yen.

During the first quarter of 2001, the Company undertook an extensive cost savings initiative and engaged the Boston Consulting Group to assist in performing strategic and operational reviews of its banana and fresh-cut flowers businesses and in implementing programs to enhance profitability and achieve consolidated savings from global strategic sourcing and logistics. The Company completed this review in the fourth quarter of 2001 and expects these critical assessments to result in cost savings and improved market focus, which should enhance profitability. The Company's cost-cutting activities mainly included the elimination of shipping services, exiting more costly fruit sourcing arrangements and the consolidation of selling and general and administrative functions.

The Company expects to realize $200 million of annual improvements to operating results on a steady state basis by 2003 as a result of these initiatives.

For 2001, the Company realized approximately $93 million of savings, before offsets, when compared to operating results for 2000. Offsets included the impact of lower pricing for commodity vegetables, reduced sales volumes for fresh-cut flowers, the effect of foreign currency exchange primarily from the yen, the absence of earnings from the Honduran beverage business and consulting costs associated with the strategic and operational reviews of the Company's businesses. Of the $93 million of savings, approximately $25 million was recognized in pre-tax income, after offsets. For 2002, the Company expects an additional $66 million in profit improvements, with an anticipated favorable impact of $30 million on pre-tax income. This amount, combined with $13 million of 2001 one-time offsets that will not be present in 2002, should result in approximately $43 million of incremental improvement in pre-tax profit as a result of these programs. The remaining $41 million of savings is expected to be realized in 2003.

The business reconfiguration programs resulted in the recognition of $133 million of one-time expenses for the year. Programs initiated during the second quarter of 2001 generated $28 million of these one-time expenses and included the shut-down and related asset sales of the Company's California deciduous and Pacific Northwest apples operations, including packinghouses, ranches and orchards in California and Washington. Programs initiated during the third quarter of 2001 constituted $105 million of these one-time expenses and included costs associated with the planned divestiture of the Company's Pascual Hermanos fresh vegetables business in Spain and certain other non-core businesses in Europe, as well as the downsizing of banana and flower operations in Latin America and banana production in the Philippines. A majority of the costs associated with these programs consisted of asset impairments necessary to write certain assets down to fair value, less costs to sell. Also included in the $133 million of expense, were $42 million of accrued costs for employee severance, contract terminations and other costs associated with divestiture, closure and other reconfiguration activities. A total of 3,179 employees in the Company's operations are being severed under these plans, of which 1,234 have been severed as of December 29, 2001. The Company anticipates the $133 million of charges to result in approximately $42 million of total cash payments, of which $11 million were incurred in 2001 with the remainder to be incurred primarily in 2002. The Company does not expect any further significant business reconfiguration charges associated with these programs in the future.

While the most significant accomplishments relative to reconfiguration of its operations were made in 2001, the Company did commence plans to reconfigure its operations in earlier years. Due largely to continuing oversupply and other market conditions primarily affecting the Company's fresh fruit segment, particularly its banana business, the Company implemented a plan during the latter part of 1999 to downsize certain of its global operations, and to initiate an early retirement program. In connection with its plan, the Company recorded a $48 million charge in the fourth quarter of 1999, which was reported on a separate line in the Consolidated Statements of Income. The $48 million charge included costs to reduce the Company's productive capacity and distribution infrastructure in its fresh fruit operations, primarily bananas. In Latin America, the Company ceased operations in Nicaragua and Venezuela and terminated certain ship charters and grower contracts. In it European operations, the Company closed certain production and distribution sites and sales offices. In North America, the Company exited its citrus business in Florida and its almond processing business in California. Costs to sever 1,483 employees were included in this plan, of which all had been severed as of December 29, 2001. The Company's early retirement program resulted in the termination of 92 employees.

In the third quarter of 2000, the Company initiated a plan to continue the downsizing of its fresh fruit operations, including the complete shutdown of certain activities. In connection with its plan, the Company recorded a $46 million charge, which was reported on a separate line in the Consolidated Statements of Income. The $46 million charge included costs to further reduce the Company's existing productive capacity in its banana operations in Latin America and Asia, as well as costs to shutdown its melon and citrus farming activities in

28  Dole Food Company, Inc. ANNUAL REPORT 2001

Honduras and the downsizing of its distribution network in Europe. In its Latin American banana operations, the Company closed select production sites, severed some employee arrangements, terminated some contracts with independent growers and divested its controlling interest in a production joint venture in South America. In its Asian banana operations, the Company exited production on select agricultural lands and terminated some employees and contracts with independent growers. In its European operations, the Company reduced its sales force and administrative staff, primarily in northern Europe. A total of 4,880 employees in the Company's operations are being severed under these plans, of which 4,871 have been severed as of December 29, 2001.

In November 2001, the Company disposed of its 97% of the capital stock of a Honduran corporation principally engaged in the beverage business in Honduras, Cerveceria Hondurena S.A. ("the Honduran beverage business"). The disposition was accomplished by means of a stock exchange transaction with a subsidiary of South African Breweries, plc. Subsequent to the stock exchange transaction, the Company received $537 million of cash. The proceeds from the divestiture have been used primarily to pay down debt. The Honduran beverage business results have been reported as discontinued operations through November 28, 2001, the date of the disposition.

In the latter part of 1999, the Company first began a review of its non-core assets and under-performing businesses with the intention to sell or liquidate those that fell outside of the Company's future strategic direction or that did not meet internal economic return criteria. This review led to the divestiture of certain businesses as follows:

In 2000, the Company sold the assets of its citrus operations located in California and Arizona for approximately $55 million. Production assets were transferred to the buyer in the third quarter of 2000 for cash proceeds of $45 million, resulting in a net gain of $8 million. The remaining $10 million of proceeds were for secured grower contracts, approximately half of which were transferred to the buyer in the fourth quarter of 2000, resulting in a net gain of $1 million. The combined $9 million net gain has been reported on a separate line in the Consolidated Statements of Income. Title to the remaining grower contracts was transferred at near book value in the first quarter of 2001.

The Company also sold its Florida citrus and California almond operations in 2000 and is currently pursuing the sale of its deciduous fruit businesses located in North America. In total, these sales are expected to generate gross proceeds of approximately $95 million.

Furthermore, the Company is pursuing the sale of its Pascual Hermanos fresh vegetables business in Spain and other non-core businesses in Europe. No final determination as to expected proceeds has been made.

In 2001, the Company began to benefit from the downsizing of its operations in prior years. The banana business improved primarily as a result of the Company's significant cost saving activities, higher banana volumes and pricing in North America, and favorable local pricing in Europe partially offset by the decline in the euro against the U.S. dollar. Management anticipates that the North American and European market improvements will stabilize in the near term.

The Company continued to be negatively impacted by unfavorable declines in foreign currency exchange rates. In 2001, the yen continued to weaken against the U.S. dollar, decreasing 13% on an average basis during the year compared to the average in 2000. The euro also steadily declined, stabilizing in the latter part of the year compared to the average in 2000. The Company has significant Japanese sales denominated in yen as well as European sales denominated in euro or currencies with exchange rates pegged to the euro. Product and shipping costs associated with a portion of these sales are U.S. dollar-denominated. The decline in the yen and euro in 2001 negatively impacted the Company's revenues and earnings before interest and taxes ("EBIT") by approximately $85 million and $35 million, respectively.

EUROPEAN UNION QUOTA: The European Union ("EU") maintains banana regulations that impose quotas and tariffs on bananas. In April 2001, the EU reached agreements with the United States and Ecuador to implement a tariff-only import system no later than January 1, 2006. In the interim period beginning July 1, 2001, European companies that operated and bought bananas and sold them into the EU market during the years 1994-1996 are eligible for banana import licenses. The Company's earnings have not been negatively impacted by the new interim regime, and it believes the ongoing impact of this regime will not be dilutive to its current earnings levels.

FINANCIAL INSTRUMENTS: As of December 29, 2001, the Company's derivative instruments, both free-standing and embedded, as defined by Statement of Financial Accounting Standards No.133 ("FAS 133"), "Accounting for Derivative Instruments and Hedging Activities," as amended by FASB Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - An amendment of FASB Statement No. 133," consisted of foreign currency exchange forwards and certain minor warrants in privately held companies.

The Company entered into foreign currency exchange forward contracts to reduce its risk related to anticipated working capital collections and payments denominated in foreign currencies. These contracts are denominated in Japanese yen, British pounds, Swedish krona and the euro and are designated as hedges under FAS 133. The Company's foreign currency exchange forwards, in an aggregate outstanding notional amount of $171 million, were designated and effective as hedges of the changes in fair values of recorded assets or liabilities or of future cash flows. The ineffective portion of changes in fair values of hedge positions, which was included in operating income for 2001, was not material. Unrealized net gains related to cash

                                   Dole Food Company, Inc. ANNUAL REPORT 2001 29
flow hedges totaling $15 million were included as a component of accumulated other comprehensive loss as of December 29, 2001. Settlement of these contracts will occur in 2002.

The counterparties to the foreign currency exchange forward contracts consist of a number of major international financial institutions. The Company has established counterparty guidelines and regularly monitors its positions and the financial strength of these institutions. While counterparties to hedging contracts expose the Company to credit-related losses in the event of a conterparty's non-performance, the risk would be limited to the unrealized gains on such affected contracts. The Company does not anticipate any such losses.

In 2000, the Company received stock warrants in two privately held companies through which the Company sells a portion of its products. The Company can, at its option, purchase two million shares upon public registration of the two privately held companies at a weighted-average price of $5.75 per share. The Company estimated that the fair value of these warrants was not significant as of December 29, 2001.

In the normal course of business, the Company entered into various commodity purchase and sale contracts. These contracts qualify as a normal purchase and sale under FAS 133 and are excluded from mark-to-market accounting.

In 1998, the Company had contracted to purchase German marks primarily at fixed exchange rates to facilitate payment for the purchase of two German-made refrigerated container vessels. In the fourth quarter of 1999, in conjunction with the termination of the Company's purchase obligation, it entered into an operating lease for the vessels. In the fourth quarter of 1999, these currency exchange contracts were terminated resulting in a pre-tax charge to operating income of approximately $2 million.

FOREIGN CURRENCIES: The Company distributes its products in more than 90 countries throughout the world. Its international sales are usually transacted in U.S. dollars and major European and Asian currencies. Certain costs are incurred in currencies different from those received from the sale of products. Results of operations may be affected by fluctuations in currency exchange rates in both sourcing and selling locations. However, prior to 2001, the Company has, with minor exceptions, not hedged these exposures.

During 2001, the yen as well as the euro and related European currencies continued to weaken against the U.S. dollar. Subsequent to year-end, the euro and related European currencies have stabilized somewhat against the U.S. dollar, while the yen has continued to weaken significantly. As of March 1, 2002, the spot exchange rate between the yen and the U.S. dollar had fallen 10% versus the average exchange rate in effect during 2001. The Company has approximately $500 million of annual sales denominated in yen. Additionally, in 2001, the Company incurred $14 million of foreign currency translation losses, which were recognized as a component of accumulated other comprehensive loss in shareholders' equity and included in the calculation of comprehensive income. The Company currently estimates that a 1% change in value of the yen-to-U.S. dollar and the euro-to-U.S. dollar exchange rates would each impact EBIT by approximately $2 million. The ultimate impact of future changes to these and other currency exchange rates on 2002 revenues, operating income, net income, equity and comprehensive income is not determinable at this time.

EURO CONVERSION: On January 1, 2002, twelve participating members of the EU converted to the euro as their common legal currency. Aside from certain minor conversion efforts in 2001, the Company has not experienced any significant impacts upon conversion. The Company also does not anticipate any significant impacts due to price transparency or other long-term competitive implications.

RELATED PARTY TRANSACTIONS: The Company's policy permits it to have arms-length transactions with related parties.

David H. Murdock, the Company's Chairman and Chief Executive Officer, owns Castle & Cooke, Inc. ("Castle"), a real estate and resorts business, as well as a transportation equipment leasing company, a private dining club and a private country club, which supply products and provide services to numerous customers and patrons. During fiscal 2001, 2000 and 1999, the Company paid Mr. Murdock's companies an aggregate of approximately $2 million in each year.

In 1995, Castle issued to the Company a promissory note in the principal amount of $10 million, which was repaid in December 2000. The $10 million note bore interest at the rate of 7% per annum, payable quarterly. Castle incurred and paid $0.7 million of interest expense in both 2000 and 1999 pursuant to the terms of the $10 million note.

The Company and Castle each hold a 50 percent interest in an airplane, which was formerly owned solely by the Company. Under a co-ownership agreement, the Company and Castle agreed that each party would be responsible for the direct costs associated with its use of the airplane, and that all indirect costs would be equally shared.

At December 29, 2001, the Company was under contractual obligation for the delivery of a replacement aircraft. The Company's share of the total aircraft cost of approximately $45 million is $30 million. The remaining cost of the aircraft is an obligation of Castle.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions that affect reported amounts. The estimates and assumptions are evaluated on an on-going basis and are based on historical experience and on other factors that management believes are reasonable. Estimates and assumptions include, but are not limited to, the areas of customer and grower receivables, inventories, assets held for sale, useful lives of property, plant and

30 Dole Food Company, Inc. ANNUAL REPORT 2001 equipment, intangible assets, marketing programs, income taxes, self-insurance reserves, retirement benefits, and commitment and contingencies.

The Company believes that the following represent the areas where more critical estimates and assumptions are used in the preparation of the Consolidated Financial Statements:

GROWER ADVANCES: The Company advances funds to third party growers primarily in Latin America and Asia for various farming needs. Some of these advances are secured with property or other collateral owned by the growers. The Company records an allowance for these grower receivables based on estimates of the growers' ability to repay advances and the fair value of the collateral. The Company monitors these receivables on a regular basis. If the financial condition of the growers or the fair value of the collateral were to deteriorate, additional allowances may be required.

LONG-LIVED ASSET IMPAIRMENTS: The Company records impairment charges when the carrying amounts of long-lived assets are determined not to be recoverable. Impairment is assessed and measured by comparing the carrying value of an asset to its fair value. Fair value is typically determined using an estimate of future cash flows expected to result from the use of the asset and its eventual disposition. Changes in commodity pricing, weather-related phenomena and other market conditions are events that have historically caused the Company to assess the carrying amount of its long-lived assets.

MARKETING PROGRAMS: The Company offers promotions such as coupons and other incentives to customers in the normal course of business. These promotional costs are accrued based on management's best estimate of the redemption rates of these incentives. Management is able to make a reasonable estimate of actual redemption rates based on historical experience. Should actual redemption rates exceed amounts estimated, additional accruals may be required.

NEW ACCOUNTING PRONOUNCEMENTS

In 2001, the Company adopted Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 133 ("FAS 133"), "Accounting for Derivative Instruments and Hedging Activities," as amended by FASB Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - An amendment of FASB Statement No. 133." FAS 133 requires that all derivative instruments (including certain derivative instruments embedded in other contracts) be reported at fair value with changes in fair value recognized in earnings or other comprehensive income. Recognition depends on whether the derivative is designated and effective as part of a hedge transaction and on the type of hedge transaction (fair value or cash flow). Gains or losses on derivative instruments recorded in other comprehensive income must be reclassified to income during the period in which earnings are affected by the underlying hedged item. The ineffective portion of all hedges impacts earnings in the current period. As of December 29, 2001, the Company's derivative instruments, both free-standing and embedded, as defined by FAS 133, consisted of foreign currency exchange forwards and certain minor warrants in privately held companies.

In May 2000, the Emerging Issues Task Force ("EITF") of the FASB reached a consensus on Issue No. 00-14 ("EITF 00-14"), "Accounting for Certain Sales Incentives," which requires the costs of certain sales incentives, such as coupons, to be classified as a reduction of revenue rather than as marketing expense. In April 2001, the EITF reached a consensus on Issue No. 00-25 ("EITF 00-25"), "Accounting for Consideration from a Vendor to a Retailer in Connection with the Purchase or Promotion of the Vendor's Products," which requires the costs of certain vendor consideration, such as slotting fees and off-invoice arrangements, to be classified as a reduction of revenue rather than as marketing expense. As required, the Company anticipates adopting the provisions of EITF 00-14 and EITF 00-25 during the first quarter of 2002. The Company does not anticipate any changes to the timing of cost recognition upon adoption of either EITF 00-14 or EITF 00-25. Therefore, the Company expects the impact of such adoption will be limited to reclassifications of costs previously included in selling, marketing and general and administrative expenses, as a reduction of revenue. These reclassifications will have no impact on the Company's operating income or net income either prospectively or as currently or previously reported.

In June 2001, the FASB adopted Statements of Financial Accounting Standards No. 141 ("FAS 141"), "Business Combinations" and No. 142 ("FAS 142"), "Goodwill and Other Intangible Assets." These statements eliminate the pooling of interest method of accounting for business combinations as of June 30, 2001 and eliminate the amortization of goodwill for all fiscal years beginning after December 15, 2001. Goodwill will be accounted for under an impairment-only method after this date. The Company has adopted FAS 141 and FAS 142 with respect to new goodwill as of July 1, 2001 and is adopting FAS 142 with respect to existing goodwill as of December 30, 2001, the first day of its 2002 fiscal year. The adoption of FAS 141 has not impacted the Company's financial condition or results of operations. In accordance with FAS 142, existing goodwill was amortized through fiscal 2001. Upon adoption of FAS 142, amortization will cease and the Company will perform a transitional goodwill impairment test. The Company is currently assessing the impact of adopting FAS 142 with respect to existing goodwill. At December 29, 2001, goodwill, net of accumulated amortization, of $133 million, $3 million and $120 million is associated with the fresh fruit, packaged foods and fresh-cut flowers segments, respectively. Goodwill amortization expense for 2001, 2000 and 1999 was $11 million, $12 million and $14 million, respectively.

In August 2001, the FASB adopted Statement of Financial Accounting Standards No. 144 ("FAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets." This state-

                                  Dole Food Company, Inc. ANNUAL REPORT 2001  31
ment supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and amends other guidance related to the accounting and reporting of long-lived assets. The Company is adopting FAS 144 as of December 30, 2001, the first day of its 2002 fiscal year. The Company is currently assessing the impact of adopting FAS 144 but does not believe such impact, if any, will be material to the Company's financial condition or results of operations.

2001 COMPARED WITH 2000

FRESH FRUIT: Fresh fruit revenues decreased 2% to $2.7 billion in 2001 from $2.8 billion in 2000. The decreases were primarily due to the divestiture of certain businesses, the impact of weaker foreign currency exchange rates and the planned reduction of banana volumes to secondary markets in Europe. In the third quarter of 2000, the Company sold assets comprising its California and Arizona citrus business, and in the second quarter of 2001, the Company initiated the divestiture of assets comprising its California deciduous and Pacific Northwest apples business. These divestitures accounted for approximately $120 million of the decrease in revenues in 2001 versus 2000. The impact of the weaker euro-to-U.S. dollar and yen-to-U.S. dollar exchange rates unfavorably impacted the Company's year over year total revenue (primarily in the fresh fruit segment) by approximately $85 million as compared to 2000. These revenue decreases were offset by higher banana volumes and pricing in North America and improved pricing in Europe. In addition, increased volumes and pricing in the Chilean fruit export business and higher volumes and stronger pricing for the Company's Dole Premium Select(TM) pineapple favorably impacted 2001 revenues.

EBIT in the fresh fruit segment increased 2% to $48 million in 2001 from $47 million in 2000. Fresh fruit EBIT increased due to fruit, shipping and selling and general and administrative cost savings as a result of cost-cutting initiatives. In addition, EBIT improved due to increased volumes and pricing in the North America banana business, higher pricing in the European banana business and higher volumes and strong pricing for the Company's Dole Premium Select(TM) pineapple. These improvements were partially offset by weaker yen-to-U.S. dollar and euro-to-U.S. dollar exchange rates in 2001 versus 2000. The weaker foreign currency exchange rates impacted the Company's year-over-year total EBIT, primarily in the fresh fruit segment, by approximately $35 million as compared to 2000. Furthermore, fresh fruit EBIT was unfavorably impacted due to losses in the California deciduous and Northwest apples businesses, which the Company is exiting. Additionally, fresh fruit EBIT in 2001 included $74 million of one-time expense associated with business reconfiguration programs initiated during the second and third quarters of 2001 as well as $5 million of one-time expense in the first quarter related to the divestiture of the Company's controlling interest in a banana production joint venture in South America.

FRESH VEGETABLES: Fresh vegetables revenues decreased slightly to $874 million in 2001 from $886 million in 2000. The decrease is due to price normalization in the Company's commodity vegetables business in 2001 from heightened pricing levels in 2000. This decrease was offset by continued growth in the Company's North America fresh-cut salads business where volumes increased consistent with the product category.

EBIT in the fresh vegetables segment decreased 38% to $48 million in 2001 from $77 million in 2000. Fresh vegetables EBIT decreased due to $34 million of one-time expense associated with the Company's reconfiguration program initiated during the third quarter of 2001 primarily to divest Pascual Hermanos, its fresh vegetables subsidiary located in Spain. EBIT improvement related to volume growth in the Company's fresh-cut salads business was offset by higher marketing expense in that business and the EBIT impact of price normalization in the Company's commodity vegetables business. The segment also benefited significantly from cost savings initiatives.

PACKAGED FOODS: Packaged foods revenues increased 3% to $635 million in 2001 from $614 million in 2000. Revenues increased due to the launch of FRUIT-N-GEL BOWLS (TM) in 2001 and the continued success of the Company's FRUIT BOWLS (R) products that were introduced in 2000. This increase was partially offset by the Company's sale of its California almond processing business in the third quarter of 2000, which had revenues of $23 million in 2000.

EBIT in the packaged foods segment decreased 23% to $44 million in 2001 from $57 million in 2000. Packaged foods EBIT decreased due to $17 million of one-time expense associated with the Company's reconfiguration programs initiated during the second and third quarters of 2001. The second quarter included $2 million related to one-time contract terminations. The third quarter included $15 million of one-time expense associated with the planned divestiture of a packaged foods business located in Europe. Higher earnings due to the growth of the Company's FRUIT BOWLS (R) products combined with reduced sourcing costs were partially offset by marketing expenses associated with the launch of the Company's FRUIT-N-GEL BOWLS (TM).

FRESH-CUT FLOWERS: Fresh-cut flowers revenues decreased 2% to $196 million in 2001 from $201 million in 2000. Revenues decreased due to unfavorable market conditions, primarily in the Company's wholesale business in the second half of 2001. This decrease was partially offset by higher Valentine's Day and Mother's Day sales in the first half of 2001.

EBIT in the fresh-cut flowers segment decreased to a loss of $19 million in 2001 from slightly above breakeven in 2000. Fresh-cut flowers EBIT includes $7 million of one-time expense associated with the Company's reconfiguration programs initiated during the third quarter of 2001 to reduce flower production operations in Latin America. Additionally, in the third quarter of 2001, the Company recognized $3 million of lease termination expense in connection with its move to a

32 Dole Food Company, Inc. ANNUAL REPORT 2001 new consolidated distribution facility in Miami, Florida. Losses in the second half of the year due to the per-unit margin impacts associated with lower sales volume were partially offset by higher earnings in the first half of 2001 due to higher Valentine's Day and Mother's Day sales.

OTHER INCOME (EXPENSE), NET: Other income generally consists of minority interest expense and certain non-operating items. Other income in 2001 includes a non-operating gain of $8 million related to the sale of available-for-sale securities. This amount was reflected in corporate and other EBIT for segment disclosure purposes.

INTEREST EXPENSE, NET: Interest expense, net of interest income, decreased to $65 million in 2001 from $76 million in 2000 due to lower outstanding debt levels combined with lower interest rates throughout the year. The year 2000 also includes the interest portion of a tax refund received from the Internal Revenue Service ("IRS").

INCOME TAXES: In 2001, the Company recognized income tax expense of $29 million on a pre-tax loss of $8 million mainly resulting from $105 million of one-time reconfiguration expenses recognized during the third quarter, of which $101 million related to foreign tax jurisdictions for which the Company has not provided future tax benefits. Future tax benefits, if any, will be recognized upon realization. Consistent with 2001, the Company currently anticipates its effective tax rate to be 32% in the near term, based on its expected earnings mix.

2000 COMPARED WITH 1999

FRESH FRUIT: Fresh fruit revenues decreased 5% to $2.8 billion in 2000 from $2.9 billion in 1999. The euro's decline against the U.S. dollar since the comparable period of 1999 negatively impacted U.S. dollar equivalent revenues in the European market. Lower volumes sold in the European banana business due to reduced sales to secondary markets in eastern Europe, as a result of the Company's planned exit from unprofitable markets, also contributed to this decrease. This decrease in fresh fruit revenues was partially offset by higher revenues in North America and Asia as a result of increased volumes of bananas and pineapples sold in those markets.

EBIT in the fresh fruit segment decreased 22% to $47 million in 2000 from $61 million in 1999. Fresh fruit EBIT declined primarily due to the impact of the euro's decline against the U.S. dollar combined with the dramatic rise in fuel rates as compared to 1999. In addition, marketing and selling expenses increased in the Asian banana business in response to oversupply conditions in that market. Partially offsetting these decreases in EBIT were the positive impacts of cost-cutting activities in the Company's Latin American-sourced banana business, lower volumes shipped to secondary (unprofitable) markets in Europe, higher banana volumes in North America and changes to recovery estimates of certain tax credits receivable due to increased utilization. In addition, the Company's California citrus business, which was sold in the third quarter of 2000, contributed to improved fresh fruit EBIT, as that business recovered from the impacts in 1999 of a crop freeze at the end of 1998. In 1999, earnings in the North American-sourced fresh fruit business were negatively impacted by one-time consolidation costs of $6 million.

FRESH VEGETABLES: Fresh vegetables revenues increased 15% to $886 milllion in 2000 from $769 million in 1999. Revenues increased in the Company's North American fresh-cut salads business due to continued category and market share growth during 2000. In addition, revenues increased in the Company's North American commodity vegetables business due to overall strong pricing, primarily in the second, third and fourth quarters, as a result of lower market supply.

EBIT in the fresh vegetables segment increased 60% to $77 million in 2000 from $48 million in 1999. This increase was primarily due to continued growth in the North American fresh-cut salads business and strong pricing in the North American commodity vegetables business.

PACKAGED FOODS: Packaged foods revenues decreased 3% to $614 million in 2000 from $632 million in 1999. Revenues decreased primarily due to the closure and sale of the Company's California almond business and related processing plant located in Orland, California in the third quarter of 2000. This decrease was partially offset by increased revenues in the Company's processed pineapple business, as the continued success of its new FRUIT BOWLS(R)and FUN SHAPES (R) products in North America compensated for lower pricing in traditional products sold in both North America and Asia.

EBIT in the packaged foods segment increased to $57 million in 2000 from $56 million in 1999. Packaged foods EBIT increased largely due to the Company exiting its California almond business, which had incurred losses in 1999 due to poor market conditions. In the Company's processed pineapple business, higher earnings from new products were largely offset by associated higher marketing and selling costs and by weaker pricing in traditional products.

FRESH-CUT FLOWERS: Fresh-cut flowers revenues were relatively unchanged at $201 million in 2000 as compared to $202 million in 1999. Lower pricing and volumes to wholesale customers offset improved demand from supermarket customers.

EBIT in the fresh-cut flowers segment improved to slightly above breakeven in 2000 from a loss of $5 million in 1999. Lower production costs were offset by higher shipping and airfreight rates, primarily driven by increased fuel prices.

OTHER INCOME (EXPENSE), NET: Other income generally consists of minority interest expense, certain gains and losses on the sales of property and non-operating items. In 1999, other income included a reduction of certain self-insurance loss estimates. This adjustment was reflected in corporate and other EBIT for segment disclosure purposes.

                                  Dole Food Company, Inc. ANNUAL REPORT 2001  33

INTEREST EXPENSE, NET: Interest expense, net of interest income, was $76 million in both 2000 and 1999. Interest expense was higher due to higher average debt levels in the first part of 2000. This increase in interest expense was offset by an increase in interest income due to the interest portion of a tax refund received from IRS in the third quarter of 2000.

INCOME TAXES: In 2000, the Company's continuing operations effective tax rate increased to 35% from 18% in 1999. The increase was primarily due to the tax impacts of its Hurricane Mitch insurance proceeds, business downsizing charge and gain on the sale of citrus assets combined with changes in the Company's earnings mix.

In addition, the impact of discontinued operations contributed to a decrease in the effective tax rate for continuing operations in 1999 and an increase in the effective tax rate for continuing operations in 2000.

Income tax expense was partially offset by the principal portion of a tax refund in 2000.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following tables summarize the Company's contractual obligations and commitments at December 29, 2001:

                                                                                 PAYMENTS DUE BY PERIOD
--------------------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS)                                           TOTAL        LESS THAN 1 YEAR    1-3 YEARS    4-5 YEARS   AFTER 5 YEARS
--------------------------------------------------------------------------------------------------------------------------------
Contractual Obligations
     Long-term debt(1)                                $  800,516          $  7,392        $315,016      $301,823     $176,285
     Capital lease obligations(2)                         25,400             2,400          23,000             -            -
     Operating leases(3)                                 551,038           105,898         264,484        51,725      128,931
     Unconditional purchase obligations(3)               151,393           151,393               -             -            -
--------------------------------------------------------------------------------------------------------------------------------
Total contractual cash obligations                     1,528,347           267,083         602,500       353,548      305,216
================================================================================================================================

                                                                   AMOUNT OF COMMITMENT EXPIRATION PER PERIOD
--------------------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS)                                      TOTAL AMOUNTS     LESS THAN 1 YEAR    1-3 YEARS    4-5 YEARS    AFTER 5 YEARS
                                                        COMMITTED
--------------------------------------------------------------------------------------------------------------------------------
Commercial Commitments
     Guarantees(4)                                    $   53,000          $ 31,000       $   20,000    $   1,000     $  1,000
--------------------------------------------------------------------------------------------------------------------------------
Total commercial commitments                              53,000            31,000           20,000        1,000        1,000
================================================================================================================================

(1)  SEE NOTE 8 TO THE CONSOLIDATED FINANCIAL STATEMENTS
(2)  SEE NOTES 7 AND 8 TO THE CONSOLIDATED FINANCIAL STATEMENTS
(3)  SEE NOTE 13 TO THE CONSOLIDATED FINANCIAL STATEMENTS
(4)  SEE NOTE 12 TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company's contractual obligations and commercial commitments are discussed in the Liquidity and Capital Resources section below and in the footnotes to the Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

Operating activities from continuing operations generated cash flow of $242 million in 2001 compared to $117 million in 2000. The increase was primarily a result of higher operating earnings and improved cash flows due to enhanced working capital management. In 2000, the Company collected on a $10 million note receivable from Castle. Also in 2000, accounts payable and accrued liabilities declined as a result of higher levels of payments to growers and suppliers.

During the first quarter of 2001, the Company invested in certain available-for-sale securities with an aggregate cost of $26 million. These securities were sold in the second quarter of 2001 for $34 million, resulting in an $8 million non-operating gain.

Proceeds from the sale of assets of $35 million in 2001 primarily included sales in the Company's California deciduous and Pacific Northwest apples operations.

Capital expenditures from continuing operations for the acquisition and improvement of productive assets increased to $120 million in 2001 from $111 million in 2000 and were funded by a combination of operating cash flow and new borrowings that have been repaid as of December 29, 2001. Capital spending from continuing operations in 2000 included approximately $11 million related to the replacement or capitalizable repair of agricultural infrastructure and other property damaged or destroyed by Hurricane Mitch in the fourth quarter of 1998. The Company expects operating capital expenditures in 2002 to be below 2001 levels before a one-time expenditure to reacquire eight vessels.

The Company has operating lease agreements, mainly for vessels, containers, and office facilities with initial lease terms expiring between 2002 and 2005. The leased assets are used in the Company's operations where leasing offers advantages of operating flexibility and is less expensive than alternate types of funding. Payments on these leases are based on variable interest rates, primarily the London Interbank Offered Rate ("LIBOR"). The Company currently estimates that a 100 basis point change in LIBOR would impact its pre-tax income by approximately $3 million. Lease payments are charged to operations, primarily through cost of sales. The Company estimates the present value of the remaining lease payments associated

34 Dole Food Company, Inc. ANNUAL REPORT 2001 with these leases is $199 million at December 29, 2001. The Company has purchase options associated with these leases at various dates from 2002 to 2005. The Company has provided residual value guarantees for the assets under lease totaling $85 million. These obligations are not recorded as liabilities on the Company's Consolidated Balance Sheets. If they were recorded, the related leased properties would also be included on the balance sheets as assets.

In March 2001, the Company elected to reacquire eight vessels at the conclusion of their lease terms in March 2002 for $121 million. This purchase will be funded by existing cash balances.

The Company renewed the provisions of certain container leases in November 2001. As a result of these renewals, the Company had containers under capital lease for $25 million at December 29, 2001. These leases have annual renewal options through March 2004.

At December 29, 2001, the Company was under contractual obligation for the delivery of a replacement aircraft. The Company's share of the total aircraft cost of approximately $45 million is $30 million. The remaining cost of the aircraft is an obligation of Castle.

At the end of 2000, the Company's net debt (total debt less cash) totaled $1.2 billion. During 2001, net debt decreased significantly, down approximately $670 million, to $482 million due to improved operating cash flows, enhanced working capital management and proceeds from asset sales, primarily the Honduran beverage business. Shareholders' equity increased as a result of improved operating earnings, unrealized cash flow hedge gains, the gain on sale of the Honduran beverage business and related reclassification of translation losses partially offset by reconfiguration charges, increased additional minimum pension liability, dividends paid and foreign exchange translation losses. As a result of lower net debt combined with higher shareholders' equity, the Company's net debt to net debt and equity percentage improved significantly to 40% at the end of 2001 from 68% at the end of 2000. Management anticipates, as in prior years, net debt levels will increase during the first quarter of 2002 to fund seasonal working capital requirements and that this trend will begin to reverse during the second quarter of 2002.

The Company has in place a $400 million, five-year revolving credit facility ("Long-term Facility") which matures in 2003. At the Company's option, borrowings under the Long-term Facility bear interest at certain percentages over the agent's prime rate or LIBOR. Provisions under the Long-term Facility require the Company to comply with certain financial covenants which include a maximum permitted ratio of consolidated debt to net worth and a minimum required fixed charge coverage ratio. As of December 29, 2001, the Company was in compliance with these covenants. The Company may also borrow under uncommitted lines of credit at rates offered from time to time by various banks that may not be lenders under the Long-term Facility. There were no outstanding borrowings under the Long-term Facility or uncommitted lines of credit as of December 29, 2001.

In July 2000, the Company entered into a $250 million, 364-day revolving facility ("364-day Facility"). At the Company's option, borrowings under the 364-day Facility bear interest at certain percentages over the agent's prime rate, LIBOR or the Federal Funds rate. In August 2001, the Company renewed its 364-day Facility, reducing it from $250 million to $200 million. There were no outstanding borrowings under this facility as of December 29, 2001.

In July 2000, the Company repaid its $225 million, 6.75% notes, which matured on July 15, 2000. As of January 1, 2000, these notes had been classified as long-term due to the Company's ability and intent as of that date to refinance the maturity using a long-term instrument. The Company financed $40 million of this maturity under its 364-day Facility, which was subsequently repaid. The remaining $185 million was financed under the Company's Long-term Facility which was also subsequently repaid.

As of December 29, 2001, the Company was guarantor of $53 million of indebtedness of certain key fruit suppliers and other entities integral to the Company's operations under lines of credit generally secured by productive assets.

During 1999, the Company repurchased 3.5 million of its common shares for $92 million. These share repurchases were funded by debt. No shares were repurchased in 2000 or 2001. Approximately 3.3 million shares remain authorized for repurchase under the Company's stock repurchase program.

The Company paid four regular quarterly dividends of 10 cents per share on its common stock totaling $22 million in 2001. In December 2001, the Company's Board of Directors approved a 50% increase in the quarterly dividend to 15 cents per share, effective the first quarter of 2002.

The Company believes that its cash flow from operations as well as its existing cash balances, revolving credit facilities and access to capital markets will enable it to meet its working capital, capital expenditure, debt maturity, dividend payment and other funding requirements.

MARKET RISK

As a result of its global operating and financing activities, the Company is exposed to certain market risks including changes in commodity pricing, fluctuations in interest rates and fluctuations in foreign currency exchange rates in both sourcing and selling locations. Commodity pricing exposures include the potential impacts of weather phenomena and their effect on industry volumes, prices, product quality and costs. The Company manages its exposure to commodity price risk primarily through its regular operating activities. The use of derivative financial instruments has been limited to certain foreign currency forward contracts related to specific sales and firm purchase commitments. The Company has not utilized financial instruments for trading or other speculative purposes.

                                  Dole Food Company, Inc. ANNUAL REPORT 2001  35

INTEREST RATE RISK: As a result of its normal borrowing and leasing activities, the Company's operating results are exposed to fluctuations in interest rates, which the Company manages primarily through its regular financing activities. The Company generally maintains limited investments in cash equivalents and has occasionally invested in marketable securities or debt instruments with original maturities greater than 90 days.

The Company has short-term and long-term debt with both fixed and variable interest rates. Short-term debt is primarily comprised of unsecured notes payable to banks and bank lines of credit used to finance working capital requirements. In July 2000, the Company entered into a $250 million, 364-day revolving facility to provide the Company with additional liquidity to meet its short-term financing needs. At the Company's option, borrowings under the 364-day Facility bear interest at certain percentages over the agent's prime rate, LIBOR or the Federal Funds rate. In August 2001, the Company renewed its 364-day Facility, reducing it from $250 million to $200 million. There were no outstanding borrowings under this facility as of December 29, 2001.

Long-term debt represents publicly-held unsecured notes and debentures, as well as certain notes payable to banks and uncommitted lines of credit, used to finance long-term investments such as business acquisitions. In addition, the Company maintains a $400 million, five-year revolving credit facility, which matures in 2003 and bears interest, at the Company's option, at percentages over the agent's prime rate or LIBOR. There were no outstanding borrowings under this facility as of December 29, 2001. Generally, the Company's short-term debt is at variable interest rates, while its long-term debt is at fixed interest rates, except for borrowings under certain uncommitted lines of credit, which are at variable rates.

As of December 29, 2001, the Company had $789 million of fixed-rate debt with a weighted-average interest rate of 7.05% and a fair value of $773 million. As of December 30, 2000, the Company had $808 million of fixed-rate debt with a weighted-average interest rate of 7.06% and a fair value of $728 million. The Company currently estimates that a 100 basis point change in prevailing market interest rates would impact the fair value of its fixed-rate debt by approximately $26 million.

As of December 29, 2001, the Company had $37 million of variable-rate debt with a weighted-average interest rate of 3.50% and variable-rate operating leases, primarily for ships and facilities, with a principal value of $317 million and a weighted-average interest rate of 3.46%. As of December 30, 2000, the Company had $337 million of variable-rate debt with a weighted-average interest rate of 7.31% and variable-rate operating leases with a principal value of $373 million and a weighted-average interest rate of 6.89%. Interest and operating lease expenses under the majority of these arrangements are based on LIBOR. The Company currently estimates that a 100 basis point change in LIBOR would impact its related pre-tax income by $4 million.

FOREIGN CURRENCY RISK: The Company has production, processing, distribution and marketing operations worldwide. Its sales are transacted primarily in U.S. dollars and major European and Asian currencies. Product and operating costs are primarily U.S. dollar-based. Some costs are incurred in currencies different from those that are received from the sale of products. Results of operations may be affected by fluctuations in foreign currency exchange rates in both sourcing and selling locations. However, prior to 2001, the Company has, with minor exceptions, not hedged these exposures. The Company currently estimates that a 1% change in value of the yen-to-U.S. dollar and the euro-to-U.S. dollar exchange rates would each impact its EBIT by approximately $2 million.

As of December 29, 2001, the Company had entered into foreign currency exchange forward contracts to reduce its risk related to anticipated working capital collections and payments denominated in foreign currencies. These contracts are denominated in Japanese yen, British pounds, Swedish krona and the euro and are designated as hedges under FAS 133. The Company's foreign currency exchange forwards, in an aggregate outstanding notional amount of $171 million, were designated and effective as hedges of the changes in fair values of recorded assets or liabilities or of future cash flows. Settlement of these contracts will occur in 2002.

Some of the Company's divisions operate in functional currencies other than the U.S. dollar. The net assets of these divisions are exposed to foreign currency translation gains and losses, which are included as a component of accumulated other comprehensive loss in shareholders' equity. Such translation resulted in unrealized losses of $14 million in 2001 and $20 million in 2000. The Company has historically not attempted to hedge this equity risk.

This Annual Report contains forward-looking statements that involve a number of risks and uncertainties. Forward-looking statements, which are based on management's assumptions and describe the Company's future plans, strategies and expectations, are generally identifiable by the use of terms such as "anticipate", "will", "expect", "believe", "should" or similar expressions. The potential risks and uncertainties that could cause the Company's actual results to differ materially from those expressed or implied herein include weather-related phenomena; market responses to industry volume pressures; product and raw materials supplies and pricing; electrical power supply and pricing; changes in interest and currency exchange rates; economic crises in developing countries; quotas, tariffs and other governmental actions; international conflict; and the ability of the Company and its European customers and suppliers to complete euro conversion efforts.

36  Dole Food Company, Inc. ANNUAL REPORT 2001

CONSOLIDATED STATEMENTS OF INCOME

------------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT PER-SHARE DATA)                                                  2001           2000          1999
------------------------------------------------------------------------------------------------------------------------
Revenue                                                                      $    4,449,291   $  4,502,524   $ 4,543,015
Cost of products sold                                                             3,881,781      3,878,196     3,945,502
------------------------------------------------------------------------------------------------------------------------
   Gross margin                                                                     567,510        624,328       597,513
Selling, marketing and general and administrative expenses                          517,729        498,802       478,906
Gains on sale of citrus assets                                                            -         (8,578)            -
Business downsizing charges                                                               -         45,761        48,462
Hurricane Mitch insurance proceeds - net                                                  -        (42,506)      (19,886)
------------------------------------------------------------------------------------------------------------------------
   Operating income                                                                  49,781        130,849        90,031
Interest income                                                                       5,801         14,606        10,027
Other income - net                                                                    7,396            627         5,596
------------------------------------------------------------------------------------------------------------------------
   Earnings before interest and taxes                                                62,978        146,082       105,654
Interest expense                                                                     70,708         90,445        85,865
------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations before income taxes                         (7,730)        55,637        19,789
Income taxes                                                                         29,348         19,547         3,506
------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations                                            (37,078)        36,090        16,283
Income from discontinued operations, net of income taxes                             18,856         31,565        32,261
Gain on disposal of discontinued operations, net of income taxes                    168,626              -             -
------------------------------------------------------------------------------------------------------------------------
   Net income                                                                       150,404         67,655        48,544
========================================================================================================================
Earnings (loss) per common share - basic
   Continuing operations                                                     $        (0.66)  $       0.65   $      0.29
   Discontinued operations                                                             3.35           0.56          0.56
------------------------------------------------------------------------------------------------------------------------
   Net income                                                                          2.69           1.21          0.85
========================================================================================================================
Earnings (loss) per common share - diluted
        Continuing operations                                                $        (0.66)  $       0.65   $      0.29
        Discontinued operations                                                        3.33           0.56          0.56
------------------------------------------------------------------------------------------------------------------------
        Net income                                                                     2.67           1.21          0.85
========================================================================================================================
Weighted average number of common share outstanding - basic                          55,895         55,854        56,910
========================================================================================================================
Weighted average number of common shares outstanding - diluted                       56,319         55,989        56,925
========================================================================================================================

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  Dole Food Company, Inc. ANNUAL REPORT 2001  37

CONSOLIDATED BALANCE SHEETS

-------------------------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT SHARE DATA)                                                      2001              2000
-------------------------------------------------------------------------------------------------------------
Current assets
   Cash and cash equivalents                                                   $    361,326      $     25,151
   Receivables                                                                      531,923           570,166
   Inventories                                                                      386,099           437,075
   Prepaid expenses                                                                  46,430            46,057
   Net current assets of discontinued operations                                          -            35,266
-------------------------------------------------------------------------------------------------------------
       Total current assets                                                       1,325,778         1,113,715
Investments                                                                          81,061            84,413
Property, plant and equipment                                                       905,824           965,640
Goodwill                                                                            255,946           263,937
Other assets                                                                        178,084           275,519
Net non-current assets of discontinued operations                                         -            98,110
-------------------------------------------------------------------------------------------------------------
       Total assets                                                               2,746,693         2,801,334
=============================================================================================================
Current liabilities
   Notes payable                                                               $     17,347      $     34,399
   Current portion of long-term debt                                                  9,792             9,947
   Accounts payable                                                                 249,582           262,664
   Accrued liabilities                                                              537,654           450,814
-------------------------------------------------------------------------------------------------------------
       Total current liabilities                                                    814,375           757,824
Long-term debt                                                                      816,124         1,135,387
Other long-term liabilities                                                         348,146           318,031
Minority interests                                                                   32,018            35,304
Commitments and contingencies (see Notes 12 and 13)
Shareholders' equity
   Preferred Stock, no par value
       Authorized:  30 million shares, issues and outstanding: none                       -                 -
   Common Stock, no par value
       Authorized:  80 million shares, 55.9 million share issued and outstanding at December 29, 2001 and 55.8 million shares issued
       and outstanding at December 30, 2000                                         316,512           316,488
    Additional paid-in capital                                                       57,220            56,912
    Retained earnings                                                               446,689           318,626
    Accumulated other comprehensive loss                                            (84,391)         (137,238)
-------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                          736,030           554,788
-------------------------------------------------------------------------------------------------------------
       Total liabilities and equity                                               2,746,693         2,801,334
=============================================================================================================

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

38  Dole Food Company, Inc. ANNUAL REPORT 2001

CONSOLIDATED STATEMENTS OF CASH FLOWS

-------------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS)                                                                           2001          2000          1999
-------------------------------------------------------------------------------------------------------------------------
Operating activities
   Net income                                                                     $   150,404   $    67,655   $    48,544
   less:  Income from discontinued operations, net                                    187,482        31,565        32,261
-------------------------------------------------------------------------------------------------------------------------
   Income (loss) from continuing operations                                           (37,078)       36,090        16,283
   Adjustments to reconcile net income to net cash provided by operating activities:
       Depreciation and amortization                                                  117,954       125,343       123,503
       Equity earnings, net of distributions                                           (3,077)       (7,260)       (3,322)
       Provision for bad debt                                                          24,716        32,091        47,212
       Provision for (benefit from) deferred income taxes                              17,347         4,447       (7,200)
       Non-cash portion of special charges                                            121,825        38,977        41,670
       Cash portion of special charges not included in net income                     (11,528)      (17,769)       (3,838)
       Hurricane Mitch insurance proceeds                                                   -       (52,856)      (45,331)
       Gain on sale of available-for-sale securities                                   (8,173)            -             -
       Gain on sale of citrus assets                                                        -        (8,578)            -
       Other                                                                           (1,413)       (3,520)        1,928
       Change in operating assets and liabilities
       net of effects from acquisition and dispositions
         Receivables                                                                      422         8,407       (10,376)
         Inventories                                                                   44,637        32,707       (43,649)
         Prepaid expenses and other assets                                            (25,153)      (19,716)      (68,196)
         Accounts payable and accrued liabilities                                      (9,575)      (42,211)         (462)
         Internal Revenue Service refund related to prior years' audits                     -             -        14,550
         Other                                                                         11,448        (9,581)      (14,225)
-------------------------------------------------------------------------------------------------------------------------
            Cash flow provided by continuing operations                               242,352       116,571        48,547
            Cash flow provided by discontinued operations                              23,946        48,870        25,254
-------------------------------------------------------------------------------------------------------------------------
            Cash flow provided by operating activities                                266,298       165,441        73,801
-------------------------------------------------------------------------------------------------------------------------
Investing activities
   Proceeds from sale of available-for-sale securities                                 34,411             -             -
   Investments in available-for-sale securities                                       (26,238)            -             -
   Proceeds from sales of assets                                                       35,126        57,151        11,782
   Proceeds from disposal of discontinued operations                                  536,951             -             -
   Capital additions                                                                 (119,752)     (110,555)     (136,599)
   Investments and acquisitions, net of cash acquired                                  (2,018)         (910)       (3,778)
   Hurricane Mitch insurance proceeds                                                       -        52,856        45,331
-------------------------------------------------------------------------------------------------------------------------
            Cash flow provided by (used in) investing activities
            of continuing operations                                                  458,480        (1,458)      (83,264)
            Cash flow used in investing activities of discontinued operations         (11,052)      (13,077)      (27,254)
-------------------------------------------------------------------------------------------------------------------------
            Cash flow provided by (used in) investing activities                      447,428       (14,535)     (110,518)
-------------------------------------------------------------------------------------------------------------------------
Financing activities
   Short-term borrowings                                                               11,000        49,824        29,919
   Repayments of short-term debt                                                      (27,338)      (61,730)      (41,713)
   Long-term borrowings                                                                 3,394       246,536       180,951
   Repayments of long-term debt                                                      (337,751)     (376,347)      (11,786)
   Cash dividends paid                                                                (22,341)      (22,338)      (22,743)
   Issuance of common stock                                                               332           127           716
   Repurchase of common stock                                                               -             -       (91,895)
-------------------------------------------------------------------------------------------------------------------------
            Cash flow provided by (used in) financing activities of
            continuing operations                                                    (372,704)     (163,928)       43,449
            Cash flow used in financing activities of discontinued operations          (4,847)       (2,174)       (1,679)
-------------------------------------------------------------------------------------------------------------------------
            Cash flow provided by (used in) financing activities                     (377,551)     (166,102)       41,770
-------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                                      336,175       (15,196)        5,053
Cash and cash equivalents at beginning of year                                         25,151        40,347        35,294
-------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                              361,326        25,151        40,347
=========================================================================================================================

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  Dole Food Company, Inc. ANNUAL REPORT 2001  39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - NATURE OF OPERATIONS

Dole Food Company, Inc. and its consolidated subsidiaries ("the Company") was incorporated under the laws of Hawaii in 1894 and was reincorporated under the laws of Delaware in July 2001.

The Company is engaged in the worldwide sourcing, processing, distributing and marketing of high-quality, branded food products including fresh fruit and vegetables, as well as packaged foods. Additionally, the Company markets a full line of premium fresh-cut flowers.

Operations are conducted throughout North America, Latin America, Europe (including eastern European countries), Asia (primarily in Japan and the Philippines) and Africa (primarily in South Africa and western African countries).

The Company's principal products are produced on both Company-owned and leased land and are also acquired through associated producer and independent grower arrangements. The Company's products are primarily packed and processed by the Company and sold to wholesale, retail and institutional customers and other food product and flower companies.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION: The Company's Consolidated Financial Statements include the accounts of its majority-owned subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation. Amounts reflected on the Company's Consolidated Financial Statements have been reclassified to reflect the effects of discontinued operations. Amounts in the footnotes have been restated to eliminate the effect of discontinued operations (see Note 4).

ANNUAL CLOSING DATE: The Company's fiscal year ends on the Saturday closest to December 31. Fiscal years 2001, 2000 and 1999 ended on December 29, 2001, December 30, 2000 and January 1, 2000, respectively, and included 52 weeks each.

REVENUE RECOGNITION: Revenue is recognized when product title and risk of loss transfer to the customer or when services are performed. During the fourth quarter of 2000, the Company implemented Securities and Exchange Commission ("SEC") Staff Accounting Bulletin No.101 ("SAB 101"), "Revenue Recognition in Financial Statements," which provides interpretive guidance for rules regarding the recognition and presentation of revenue. The Company's implementation of SAB 101 resulted in the reclassification, as a reduction of revenue, of product sourcing costs associated with commission sales. Previous industry and Company practice for certain fresh fruit, fresh vegetables and fresh-cut flowers products was to present such amounts as a component of cost of products sold. The reclassification reduced the Company's aggregate and segment revenues and cost of products sold in the following amounts:

----------------------------------------------------------------------------
(IN THOUSANDS)                                        2000             1999
----------------------------------------------------------------------------
Fresh fruit                                   $    166,057     $    194,936
Fresh vegetables                                    72,357           71,208
Fresh-cut flowers                                      345              278
----------------------------------------------------------------------------
                                                   238,759          266,422
============================================================================

The change in presentation had no impact on the Company's reported gross margin, operating income or net income.

AGRICULTURAL COSTS: Recurring agricultural costs for bananas, pineapples and flowers are charged to operations as incurred. Such recurring costs related to other crops are recognized when the crops are harvested and sold. Non-recurring agricultural costs, primarily comprised of soil and farm improvements and other long-term crop growing costs, are deferred and amortized over the estimated production period, currently from two to seven years.

SHIPPING AND HANDLING COSTS: The Company follows the provisions of Emerging Issues Task Force Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs." Any amounts billed to third party customers for shipping and handling are included as a component of revenue. Shipping and handling costs incurred are included as a component of costs of products sold and represent costs incurred by the Company to ship product from the sourcing locations to the end consumer markets.

MARKETING AND ADVERTISING COSTS: Marketing costs are generally expensed as incurred. Advertising costs, which include media advertising and production costs, are expensed in the period in which the advertising first takes place. Marketing and advertising costs were $196 million, $189 million and $177 million in 2001, 2000 and 1999, respectively.

STOCK BASED COMPENSATION: Statement of Financial Accounting Standards No.123 ("FAS 123"), "Accounting for Stock-Based Compensation," defines a fair value method of accounting for employee stock-based compensation cost but allows for the continuation of the intrinsic value method prescribed by accounting Principles Board Opinion No.25 ("APB 25"). As allowed by FAS 123, the Company has elected to continue to utilize the accounting method prescribed by APB 25 and has adopted the disclosure requirements of FAS 123 (see Note 10).

INCOME TAXES: Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates to the differences between financial statement carrying amounts and the tax bases of assets and liabilities. Income taxes, which would be due upon the repatriation of foreign subsidiary earnings, have not been provided where the undistributed earnings are considered permanently invested.

40  Dole Food Company, Inc. ANNUAL REPORT 2001

NET INCOME PER COMMON SHARE: Basic net income per common share is calculated using the weighted-average number of common shares outstanding during the period without consideration of the dilutive effect of stock options. The basic weighted-average number of common shares outstanding was 55.9 million for both 2001 and 2000 and 56.9 million for 1999. Diluted net income per common share is calculated using the weighted-average number of common shares outstanding during the period after consideration of the dilutive effect of stock options. The diluted weighted-average number of common shares and equivalents outstanding was
56.3 million for 2001, 56.0 million for 2000 and 56.9 millions for 1999.

COMPREHENSIVE INCOME: Other comprehensive income is comprised of changes to shareholders' equity, other than contributions from or distributions to shareholders, excluded from the determination of net income under accounting principles generally accepted in the United States. The Company's other comprehensive income comprises unrealized foreign currency translation gains and losses, unrealized gains and losses on cash flow hedging instruments and additional minimum pension liability. Comprehensive income is presented in the Company's changes in shareholders' equity (see Note 11).

CASH AND CASH EQUIVALENTS: Cash and cash equivalents consist of cash on hand and highly liquid investments, primarily money market funds and time deposits, with original maturities of three months or less.

GROWER ADVANCES: Grower advances consist of cash advances to growers and are stated at the gross advance amount less reserves for potential uncollectible balances. Such advances are generally secured by productive assets.

INVENTORIES: Inventories are valued at the lower of cost or market. Cost is determined principally on a first-in, first-out basis and includes materials, labor and overhead. Specified identification and average cost methods are also used primarily for certain packing materials and operating supplies.

INVESTMENTS: Investments in affiliates and joint ventures with ownership of 20% to 50% are generally recorded on the equity method. Other non-consolidated investments are accounted for using the cost method.

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are stated at cost, less accumulated depreciation. Depreciation is computed principally by the straight-line method over the estimated useful lives of these assets. Average useful lives for land improvements, building and building improvements and machinery and equipment are 10 years, 20 years and 15 years, respectively. The Company reviews these assets, as well as certain intangible assets including goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable in accordance with Statement of Financial Accounting Standards No.121 (FAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." If an evaluation of recoverability is required, the estimated undiscounted future cash flows associated with the asset would be compared to the asset's carrying amount. If this comparison indicates that there is an impairment, the amount of the impairment is typically calculated by comparing the carrying value to discounted expected future cash flows or comparable market values, depending on the nature of the asset. All long-lived assets, for which management has committed itself to a plan of disposal, are reported at the lower of carrying amount or fair value.

GOODWILL: Goodwill represents the excess of cost over the fair value of net identifiable assets acquired, and is stated at cost less accumulated amortization. Goodwill is amortized on a straight-line basis over the periods benefited, principally in the range of 10 to 40 years. At December 29, 2001, goodwill, net of accumulated amortization, of $133 million, $3 million and $120 million is associated with the fresh fruit, packaged foods and fresh-cut flowers segments, respectively. Goodwill amortization expense for 2001, 2000 and 1999 totaled $11 million, $12 million and $14 million, respectively.

In June 2001, the Financial Accounting Standards Board ("FASB") adopted Statements of Financial Accounting Standards No.141 ("FAS 141"), "Business Combinations" and No.142 ("FAS 142"), "Goodwill and Other Intangible Assets." These statements eliminate the pooling of interest method of accounting for business combinations as of June 30, 2001 and eliminate the amortization of goodwill for all fiscal years beginning after December 15, 2001. Goodwill will be accounted for under an impairment-only method after this date. The Company has adopted FAS 141 and FAS 142 with respect to new goodwill as of July 1, 2001 and is adopting FAS 142 with respect to existing goodwill as of December 30, 2001, the first day of its 2002 fiscal year. The adoption of FAS 141 has not impacted the Company's financial condition or results of operations. In accordance with FAS 142, existing goodwill was amortized through fiscal 2001. Upon adoption of FAS 142, amortization will cease and the Company will perform a transitional goodwill impairment test.

FINANCIAL INSTRUMENTS: The Company's financial instruments are primarily composed of short-term trade and grower receivable, notes receivable and notes payable, as well as long-term grower receivables, notes receivable, notes payable and debentures. For short-term instruments, the historical carrying amount is a reasonable estimate of fair value. Fair values for long-term financial instruments not readily marketable are estimated based upon discounted future cash flows at prevailing market interest rates. Based on these assumptions, management believes the fair market values of the Company's financial instruments are not materially different from their recorded amounts as of December 29, 2001.

                                  Dole Food Company, Inc. ANNUAL REPORT 2001  41

Prior to 2001, the Company has not attempted to hedge fluctuations resulting from foreign currency denominated transactions in both sourcing and selling locations. However, the Company enters into forward contracts related to specific foreign currency denominated purchase commitments and sales. Such contracts are designated as hedges and meet the criteria for correlation and risk mitigation.

Effective December 31, 2000, the first day of its 2001 fiscal year, the Company adopted FASB Statement of Financial Accounting Standards No.133 ("FAS 133"), "Accounting for Derivative Instruments and Hedging Activities," as amended by FASB Statement of Financial Accounting Standards No.138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - An amendment of FASB Statement No.133". FAS 133 requires that all derivative instruments (including certain derivative instruments embedded in other contracts) be reported at fair value with changes in fair value recognized in earnings or other comprehensive income. Recognition depends on whether the derivative is designated and effective as part of a hedge transaction and on the type of hedge transaction (fair value or cash flow). Gains or losses on derivative instruments recorded in other comprehensive income must be reclassified to income during the period in which earnings are affected by the underlying hedged item. The ineffective portion of all hedges impacts earnings in the current period.

As of December 29, 2001, the Company's derivative instruments, both free-standing and embedded, as defined by FAS 133, consisted of foreign currency exchange forwards and certain minor warrants in privately held companies.

The Company entered into foreign currency exchange forward contracts to reduce its risk related to anticipated working capital collections and payments denominated in foreign currencies. These contracts are denominated in Japanese Yen, British pounds, Swedish Krona and the euro and are designated as hedges under FAS 133. The Company's foreign currency exchange forwards, in an aggregate outstanding notional amount of $171 million, were designated and effective as hedges of the changes in fair values of recorded assets or liabilities or of future cash flows. The ineffective portion of changes in fair values of hedge positions, which was included in operating income for 2001, was not material. Unrealized net gains related to cash flow hedges totaling $15 million were included as a component of accumulated other comprehensive loss as of December 29, 2001. Settlement of these contracts will occur in 2002.

In 2000, the Company received stock warrants in two privately held companies through which the Company sells a portion of its products. The Company can, at its option, purchase two million shares upon public registration of the two privately held companies at a weighted-average price of $5.75 per share. The Company estimated that the fair value of these warrants was not significant as of December 29, 2001.

In the normal course of business, the Company entered into various commodity purchase and sale contracts. These contracts qualify as a normal purchase and sale under FAS 133 and are excluded from mark-to-market accounting.

In 1998, the Company had contracted to purchase German marks primarily at fixed exchange rates to facilitate payment for the purchase of two German-made refrigerated container vessels. In the fourth quarter of 1999, in conjunction with the termination of the Company's purchase obligation, it entered into an operating lease for the vessels. In the fourth quarter of 1999, these currency exchange contracts were terminated resulting in a pre-tax charge to operating income of approximately $2 million.

FOREIGN EXCHANGE: For subsidiaries with transactions denominated in currencies other than their functional currency, net foreign exchange transaction gains or losses are included in determining net income. These transactions resulted in net losses of $3 million in 2001, $8 million in 2000 and $9 million in 1999. Net foreign exchange gains or losses resulting from the translation of assets and liabilities of foreign subsidiaries whose functional currency is not the U.S. dollar are recognized as a component of accumulated other comprehensive loss in shareholders' equity. The change in operating assets and liabilities shown in the Consolidated Statements of Cash Flows excludes the effects of foreign currency translation. Such translation reduced assets and liabilities by $18 million and $4 million, respectively, during 2001, by $33 million and $13 million, respectively, during 2000 and by $33 million and $11 million, respectively during 1999.

USE OF ESTIMATES: The preparation of financial statement in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as the disclosures of contingent assets and liabilities as of the date of these financial statements. Management's use of estimates also affects the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

RECLASSIFICATIONS: Certain prior year amounts have been reclassified to conform with the 2001 presentation. These reclassifications had no impact on previously reported results of operations or total shareholders' equity.

NOTE 3 - BUSINESS ACQUISITIONS

At the beginning of 1999, the Company acquired and invested in banana production and distribution operations in Latin America and Asia. The cash purchase price of acquisitions and investments made by the Company totaled approximately $4 million in 1999, net of cash acquired. Each acquisition was accounted for as a purchase, and accordingly, the purchase price was allocated to the net assets acquired based upon their estimated fair values as of the date of acquisition. This allocation of purchase price resulted in goodwill of approximately

42  Dole Food Company, Inc. ANNUAL REPORT 2001

$7 million in 1999. Through 2001, goodwill was being amortized over a period of up to 20 years. In 1999, the fair values of assets acquired, including goodwill, and liabilities assumed were $43 million and $39 million, respectively. Pro forma results of acquired operations were not significant in the year prior to acquisition.

NOTE 4 - DISCONTINUED OPERATIONS AND BUSINESS DISPOSITIONS

Gains on business dispositions are recognized when the transactions close and the amounts are realized. Losses on business dispositions are realized when the losses are probable and measurable. In measuring gains or losses on the disposition of a business, the consideration received is measured as the amount of cash and the fair value of other assets received unconditionally, and amounts of contingent consideration that are determinable at the date of disposition.

In 2001, 2000 and 1999, the Company increased its ownership of Cerveceria Hondurena S.A., a Honduran corporation principally engaged in the beverage business in Honduras ("CHSA" or the "Honduran beverage business"), to 97% for a total of $4 million, $1 million and $13 million, respectively, which resulted in additional goodwill of $7 million.

On November 28, 2001, the Company disposed of its 97% of the capital stock of CHSA. Such interest in CHSA had been held by two subsidiaries of the Company. The disposition was accomplished by means of a stock exchange transaction with a subsidiary of South African Breweries plc. Subsequent to the stock exchange transaction, the Company received $537 million of cash.

The Company's Consolidated Financial Statements for all periods presented have been restated to reflect the Honduran beverage business as a discontinued business segment in accordance with Accounting Principles Board Opinion No.30.

Summarized financial information for the discontinued operations is as follows:

------------------------------------------------------------------------------------------
(IN THOUSANDS)                                        2001             2000           1999
------------------------------------------------------------------------------------------
Revenues                                      $    239,006    $    260,604     $  251,146
Income before income taxes (1)                      23,648           43,855         42,455
Income taxes                                         4,792           12,290         10,194
------------------------------------------------------------------------------------------
Income from discontinued operations, net of
  income tax (2)                                    18,856           31,565         32,261
------------------------------------------------------------------------------------------
Gain on disposal of discontinued
  operations, net of income tax (3)                168,626                -              -
------------------------------------------------------------------------------------------

(1) INCLUDES INTEREST EXPENSE ALLOCATION, OF $7 MILLIONS, $7 MILLION AND $6 MILLION IN 2001, 2000 AND 1999, RESPECTIVELY, BASED ON THE RATIO OF NET ASSETS OF DISCONTINUED OPERATIONS TO CONSOLIDATED NET ASSETS PLUS CONSOLIDATED DEBT OTHER THAN DEBT DIRECTLY ATTRIBUTED TO DISCONTINUED OPERATIONS ASSUMED AND DEBT THAT WAS DIRECTLY ATTRIBUTED TO OTHER OPERATIONS OF THE COMPANY. ALSO INCLUDES INSURANCE PROCEEDS ALLOCATION OF $8 MILLION IN 1999 RELATED TO HURRICANE MITCH.

(2) INCOME FROM DISCONTINUED OPERATIONS REFLECTS THE HONDUSAN BEVERAGE BUSINESS OPERATIONS THROUGH NOVEMBER 28, 2001.

(3) GAIN ON DISPOSAL OF DISCONTINUED OPERATIONS, NET OF INCOME TAXES OF $128 MILLION, REFLECTS THE COSTS DIRECTLY ASSOCIATED WITH THE DISPOSITION.

====================================================================
(IN THOUSANDS)                                                  2000
--------------------------------------------------------------------
Current assets                                           $    62,463
Current liabilities                                           27,197
--------------------------------------------------------------------
Net current assets of discontinued operations                 35,266
====================================================================
Long-term assets                                             114,297
Long-term liabilities                                         16,187
--------------------------------------------------------------------
Net long-term assets of discontinued operations               98,110
====================================================================

On September 27, 2000, the Company sold the assets of its citrus operations located in California and Arizona for approximately $55 million. Production assets were transferred to the buyer in the third quarter of 2000 for cash proceeds of $45 million, resulting in a net gain of $8 million. The remaining $10 million of proceeds were for secured grower contracts, approximately half of which were transferred to the buyer in the fourth quarter of 2000, resulting in a net gain of $1 million. The combined $9 million net gain has been reported on a separate line in the Consolidated Statements of Income. Title to the remaining grower contracts was transferred at near book value in the first quarter of 2001.

NOTE 5 - OTHER GAINS AND CHARGES

GAIN ON INVESTMENT IN AVAILABLE-FOR-SALE SECURITIES: During the first quarter of 2001, the Company invested in available-for-sale securities with an aggregate cost of $26 million. The securities were sold during the second quarter of 2001 for $34 million, resulting in a non-operating gain of $8 million. The $8 million gain is recorded as other income in the Consolidated Statements of Income for 2001. For segment reporting purposes, this gain is included in the Corporate and other segment.

BUSINESS DOWNSIZING CHARGES: Due largely to continuing oversupply and other market conditions primarily affecting the Company's fresh fruit segment, particularly its banana business, the Company implemented a plan during the latter part of 1999 to downsize certain of its global operations, and to initiate an early retirement program. In connection with its plan, the Company recorded a $48 million charge in the fourth quarter of 1999, which was reported on a separate line in the Consolidated Statements of Income.

The $48 million charge included costs to reduce the Company's productive capacity and distribution infrastructure in its fresh fruit operations, primarily bananas. In Latin America, the Company ceased operations in Nicaragua and Venezuela and terminated certain ship charters and grower contracts. In its European operations, the Company closed certain production and distribution sites and sales offices. In North America, the Company exited its citrus business in Florida and its almond processing business in California. Costs to sever 1,483 employees were included in this plan, of which all had been severed as of December 29, 2001. The Company's early retirement program resulted in the termination of 92 employees.

                                  Dole Food Company, Inc. ANNUAL REPORT 2001  43

Included in the $48 million charge was $31 million of accrued costs primarily related to the severance and early retirement of employees as well as the termination of certain ship charters and grower contracts. In connection with its early retirement program, the Company recognized net expenses of $11 million (see Note 9).

The amounts recorded, utilized and to be utilized as of December 29, 2001 in each asset, liability and expense category are as follows:

----------------------------------------------------------------------------------------------
                                                    1999           Utilized              To be
(IN THOUSANDS)                                    Charge            to Date           Utilized
----------------------------------------------------------------------------------------------
Receivables and
  other assets                                $      515        $       515         $        -
Inventories                                          721                721                  -
Property, plant and
  equipment                                        9,758              9,758                  -
Contract terminations,
  severance and
  other expenses                                   6,792              6,792                  -
Accrued liabilities:
  Severance and early
   retirement costs                               16,133             16,133                  -
Contract terminations                             10,306              9,774                532
Other accrued costs                                4,237              4,237                  -
----------------------------------------------------------------------------------------------
Total business
  downsizing charge                               48,462             47,930                532
==============================================================================================

In the second quarter of 2000, $11 million of early retirement benefits were transferred from accrued liabilities to non-current accrued pension cost. As of December 29, 2001, the only accrued costs that remain to be utilized are for contractual payments associated with closing citrus operations in Florida. Terms of these remaining contractual obligations extend into 2003.

In the third quarter of 2000, the Company initiated a plan to further downsize its fresh fruit operations, including the complete shutdown of certain activities. In connection with its plan, the Company recorded a $46 million charge, which was reported on a separate line in the Consolidated Statements of Income. The $46 million charge included costs to further reduce the Company's existing productive capacity in its banana operations in Latin America and Asia as well as costs to shut down its melon and citrus farming activities in Honduras and the downsizing of its distribution network in Europe. In its Latin America banana operations, the Company closed select production sites, severed some employee arrangements, terminated some contracts with independent growers and divested its controlling interest in a production joint venture in South America. In its Asian banana operations, the Company exited production on select agricultural lands and terminated some employees and contracts with independent growers. In its European operations, the Company reduced its sales force and administrative staff, primarily in northern Europe. A total of 4,880 employees in the Company's operations are being severed under these plans, of which 4,871 have been severed as of December 29, 2001.

The amounts recorded, utilized and to be utilized as of December 29, 2001 in each asset, liability and expense category are as follows:

--------------------------------------------------------------------------------------------
                                                   2000          Utilized              To be
(IN THOUSANDS)                                   Charge           to Date           Utilized
--------------------------------------------------------------------------------------------
Receivables and other assets                  $   5,155       $     5,155         $        -
Inventories                                       3,153             3,153                  -
Property, plant and equipment                    12,430            12,430                  -
Goodwill                                          7,376             7,376                  -
Accrued liabilities:
  Severance costs                                10,308             9,738                570
  Contract terminations                           4,570             4,570                  -
  Other accrued costs                             2,769             2,769                  -
--------------------------------------------------------------------------------------------
Total business downsizing charge                 45,761            45,191                570
============================================================================================

A minor portion of the accrued costs for contractual payments associated with reductions in the Company's European operations extend into 2002.

In the first quarter of 2001, the Company effected the divestiture of its controlling interest in a banana production joint venture in South America. In its $46 million charge in the third quarter of 2000, the Company recognized asset impairments related to this divestiture totaling $8 million, primarily for goodwill. Upon divestiture, the Company recognized an additional $5 million of assets write-offs in its fresh fruit segment. The divestiture also reduced the Company's current and total assets by $8 million and $25 million, respectively.

During the first quarter of 2001, the Company undertook an extensive cost savings initiative and engaged the Boston Consulting Group to assist in performing strategic and operational reviews of its banana and fresh-cut flowers businesses and in implementing programs to enhance profitability and achieve consolidated savings from global strategic sourcing and logistics. The Company has completed these reconfiguration reviews. The actions taken as a result of the reviews have resulted in $133 million of one-time expenses for 2001 recognized as a component of cost of products sold in the Consolidated Statements of Income. Of the $133 million of 2001 expenses,. $28 million was recognized in the second quarter for the shutdown and related asset sales of the Company's California deciduous and Pacific Northwest apples operations, including packinghouses, ranches and orchards in California and Washington. The remaining $105 million was recognized in the third quarter and included costs associated with the planned divestiture of the Company's

44  Dole Food Company, Inc. ANNUAL REPORT 2001

Pascual Hermanos fresh vegetables business in Spain and certain other non-core businesses in Europe, as well as the downsizing of banana and flower operations in Latin America and banana production in the Philippines. A total of 3,179 employees in the Company's operations are being severed under these plans, of which 1,234 had been severed as of December 29, 2001.

The amounts recorded, utilized and to be utilized as of December 29, 2001, in each asset, liability and expense category are as follows:

------------------------------------------------------------------------------------------
(IN THOUSANDS)                                    2001           Utilized            To be
                                                Charge            to Date         Utilized
------------------------------------------------------------------------------------------
Property, plant and equipment                $  60,527        $    60,527         $      -
Goodwill                                         4,246              4,246                -
Long term advances                               6,881              6,881                -
Receivables and other assets                    18,882             18,882                -
Accrued costs:
  Employee severance                            31,878              8,881           22,997
  Contract terminations                          4,292              1,062            3,230
  Other accrued costs                            5,978                916            5,062
------------------------------------------------------------------------------------------
  Total business reconfiguration costs         132,684            101,395           31,289
==========================================================================================

The remaining $31 million of accrued costs will primarily be utilized during 2002.

HURRICANE MITCH INSURANCE PROCEEDS: In 1999, the Company received insurance proceeds of $53 million and incurred $25 million of rehabilitation expenses due to the impact of Hurricane Mitch ("Mitch"), which devastated portions of Latin America in the forth quarter of 1998. In 2000, the Company received additional insurance proceeds of $53 million in final settlement of substantially all insurance claims related to losses sustained from Mitch. These proceeds were partially offset by claims-preparation and other Mitch-related costs. The net proceeds, which have been reported on a separate line in the Consolidated Statements of Income, were $28 million in 1999, of which $8 million related to discontinued operations, and $43 million in 2000.

NOTE 6 - CURRENT ASSETS AND LIABILITIES

Cash equivalents of $361 million and $25 million as of December 29, 2001 and December 30, 2000, respectively, consisted primarily on money market funds and time deposits. Outstanding checks, which are funded as presented for payment, totaled $49 million and $39 million as of December 29, 2001 and December 30, 2000, respectively, and were included in accounts payable.

Details of certain current assets were as follows:

-----------------------------------------------------------------------------
(IN THOUSANDS)                                        2001               2000
-----------------------------------------------------------------------------
Receivables
  Trade                                      $     466,329       $    491,194
  Notes and other                                  113,924            102,486
  Grower advances                                   31,935             63,265
  Employees and affiliated operations                9,066             22,869
-----------------------------------------------------------------------------
                                                   621,254            679,814
-----------------------------------------------------------------------------
Allowance for doubtful accounts                     89,331            109,648
-----------------------------------------------------------------------------
                                                   531,923            570,166
-----------------------------------------------------------------------------
Inventories
  Finished products                          $     157,776       $    160,851
  Raw materials and work in progress               110,989            148,211
  Crop growing costs                                55,251             57,815
  Operating supplies and other                      62,083             70,198
-----------------------------------------------------------------------------
                                                   386,099            437,075
=============================================================================

Included in notes receivable as of January 1, 2000 was a $10 million note from Castle & Cooke, Inc. ("Castle"), a real estate and resorts business privately held by David H. Murdock, the Company's Chairman and Chief Executive Officer, bearing interest at the rate of 7% per annum, which was due and collected in December 2000.

Accrued liabilities as of December 29, 2001 and December 30, 2000, included $69 million and $76 million, respectively, of amounts due to growers, $52 million and $48 million, respectively, of marketing and advertising costs and $41 million and $40 million, respectively, of materials and supplies costs.

NOTE 7 - PROPERTY, PLANT AND EQUIPMENT

Major classes of property, plant and equipment were as follows:

-----------------------------------------------------------------------------------
(IN THOUSANDS)                                              2001               2000
-----------------------------------------------------------------------------------
Land and land improvements                          $    418,063       $    445,894
Buildings and improvements                               344,893            338,230
Machinery and equipment                                  887,494            936,105
Equipment under capital lease                             25,400                  -
Construction in progress                                  86,084             75,588
-----------------------------------------------------------------------------------
                                                       1,761,934          1,795,817
Accumulated depreciation                                (856,110)          (830,177)
-----------------------------------------------------------------------------------
                                                         905,824            965,640
===================================================================================

Depreciation expense for 2001, 2000 and 1999 totaled $97 million, $104 million and $101 million, respectively.

The Company renewed the provisions of certain container leases in November 2001. As a result of these renewals, the Company has containers under capital lease for $25 million at December 29, 2001.

                                  Dole Food Company, Inc. ANNUAL REPORT 2001  45

NOTE 8 - DEBT

Long-term debt consisted of the following amounts:

----------------------------------------------------------------------------------------------
(IN THOUSANDS)                                                         2001               2000
----------------------------------------------------------------------------------------------
Unsecured debt
  Notes payable to banks at an average interest
    rate of 4.8% in 2001 (7.3% in 2000)                         $         -     $      333,000
  7% notes due 2003                                                 300,000            300,000
  6.375% notes due 2005                                             300,000            300,000
  7.875% debentures due 2013                                        175,000            175,000
  Various other notes due 2002-2014 at an average
    interest rate of 9.9% (10.4% in 2000)                            18 485             27,086
Capital lease obligation                                             25,400                  -
Secured debt
  Contracts and notes due 2002-2012, at an average
    interest rate of 6.6% (7.1% in 2000)                              8,340             11,891
Unamortized debt discount                                            (1,309)            (1,643)
----------------------------------------------------------------------------------------------
                                                                    825,916          1,145,334
Current maturities                                                   (9,792)            (9,947)
----------------------------------------------------------------------------------------------
                                                                    816,124          1,135,387
==============================================================================================

The Company estimates the fair value of its fixed interest rate unsecured debt based on current quoted market prices. The estimated fair value of unsecured notes (face value $775 million in 2001 and 2000) was approximately $760 million as of December 29, 2001 and $695 million as of December 30, 2000.

In July 1998, the Company extended its five-year, $400 million revolving credit facility ("Long-term Facility") to 2003. At the Company's option, borrowings under the Long-term Facility bear interest at certain percentages over the agent's prime rate or the London Interbank Offered Rate ("LIBOR"). Provisions under the Long-term Facility require the Company to comply with certain financial covenants, which include a maximum permitted ratio of consolidated debt to net worth and a minimum required fixed charge coverage ratio. As of December 29, 2001, the Company was in compliance with these covenants. The Company had no outstanding borrowings and $320 million outstanding under the Long-term Facility as of December 29, 2001 and December 30, 2000, respectively. The Company may also borrow under uncommitted lines of credit at rates offered from time to time by various banks that may not be lenders under the Long-term Facility. The Company had no outstanding borrowings and $13 million outstanding under its uncommitted lines of credit as of December 29, 2001 and December 30, 2000, respectively.

In July 2000, the Company entered into a $250 million, 364-day revolving credit facility ("364-day Facility"). At the Company's option, borrowings under the 364-day Facility bear interest at certain percentages over the agent's prime rate, LIBOR or the Federal Funds rate. The 364-day Facility provides the Company with additional liquidity to meet its short-term financing needs. In August 2001, the Company renewed its 364-day Facility, reducing it from $250 million to $200 million. There were no outstanding borrowing under this facility as of December 29, 2001 or December 30, 2000.

In July 2000, the Company repaid its $225 million, 6.75% notes, which matured on July 15, 2000. As of January 1, 2000, these notes had been classified as long-term due to the Company's ability and intent as of that date to refinance the maturity using a long-term instrument. The Company financed $40 million of this maturity under its 364-day Facility, which was subsequently repaid. The remaining $185 million was financed under the Company's Long-term Facility, which was also subsequently repaid.

Maturities with respect to long-term debt as of December 29, 2001 were as follows: 2002 - $10 million; 2003 - $312 million; 2004 - $26 million; 2005 -
$301 million; 2006 - $1 million; and thereafter - $176 million. Notes payable consisted primarily of short-term borrowings required to fund certain foreign operations and totaled $17 million with a weighted-average interest rate of 3.3% as of December 29, 2001 and $34 million with a weighted-average interest rate of 5.2% as of December 30, 2000.

Interest payments totaled $69 million, $88 million and $83 million during 2001, 2000 and 1999, respectively.

NOTE 9 - EMPLOYEE BENEFIT PLANS

The Company has qualified and non-qualified defined benefit pension plans covering certain full-time employees. Benefits under these plans are generally based on each employee's eligible compensation and years of service, except for certain hourly plans, which are based on negotiated benefits. In addition to pension plans, the Company has other postretirement benefit ("OPRB") plans that provide certain health care and life insurance benefits for eligible retired employees. Covered employees may become eligible for such benefits if they fulfill established requirements upon reaching retirement age.

For U.S. plans, the Company's general policy is to fund the normal cost plus a 15-year amortization of the unfunded liability. Most of the Company's international pension plans and all of its OPRB plans are unfunded.

46  DOLE FOOD COMPANY, INC. ANNUAL REPORT 2001

The status of the Company's defined benefit pension plans was as follows:

                                                                       INTERNATIONAL PENSION
                                              U.S. PENSION PLANS               PLANS                   OPRB PLANS
-----------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS)                                   2001         2000            2001         2000       2001         2000
-----------------------------------------------------------------------------------------------------------------------
Change in projected benefit obligation
  Benefit obligation at beginning of
  year                                     $  307,745    $ 314,201     $    29,370     $ 33,484  $  63,339    $  64,691
  Service cost                                  3,684        4,422           1,996        1,907        110          225
  Interest cost                                22,074       22,696           3,790        3,687      4,343        4,862
  Participant contributions                         -            -              22           20          -            -
  Plan amendments                                   -            -           1,977           30     (3,193)      (1,356)
  Exchange rate changes                             -            -            (660)      (4,806)         -            -
  Actuarial loss (gain)                       (13,902)      (9,537)           (298)         349     12,139          760
  Reduction in projected benefit
  obligation for plan freeze                  (13,071)           -            (120)           -          -            -
  Curtailments, settlements and
  terminations, net                                 -            -             814            -          -            -
  Benefits paid                               (26,850)     (24,037)         (4,228)      (5,301)    (5,874)      (5,843)
-----------------------------------------------------------------------------------------------------------------------
  Benefit obligation at end of year           279,680      307,745          32,663       29,370     70,864       63,339
=======================================================================================================================
Change in plan assets
   Fair value of plan assets at
   beginning of year                       $  309,554    $ 355,780     $     1,930     $  2,169          -            -
   Actual return on plan assets               (22,437)     (23,726)            201          182          -            -
   Company contributions                        2,851        1,537           4,348        5,273  $   5,874    $   5,843
   Participant contributions                        -            -              22           20          -            -
   Exchange rate changes                            -            -             (41)        (413)         -            -
   Settlements                                      -            -               -            -          -            -
   Benefits paid                              (26,850)     (24,037)         (4,228)      (5,301)    (5,874)      (5,843)
-----------------------------------------------------------------------------------------------------------------------
   Fair value of plan assets
   at end of year                             263,118      309,554           2,232        1,930          -            -
=======================================================================================================================
   Funded status                           $  (16,562)   $   1,809     $   (30,431)    $(27,440) $ (70,864)   $ (63,339)
   Unrecognized net loss (gain)                24,621        2,612           1,252        1,745     (5,734)     (19,343)
   Unrecognized prior service cost
   (benefit)                                    2,132        2,619           3,706        2,024     (4,837)      (2,234)
   Unrecognized net transition
   obligation (asset)                             (97)        (143)            982        1,129          -            -
-----------------------------------------------------------------------------------------------------------------------
   Net amount recognized                       10,094        6,897         (24,491)     (22,542)   (81,435)     (84,916)
=======================================================================================================================
Net amount recognized in the Consolidated
Balance Sheets
   Prepaid benefit cost                    $   17,580    $  17,109     $        18            -          -            -
   Accrued benefit liability                  (34,276)     (15,933)        (30,199)    $(25,299) $ (81,435)   $ (84,916)
   Intangible asset                             2,072        1,842           4,045        1,366          -            -
   Accumulated other comprehensive loss        24,718        3,879           1,645        1,391          -            -
-----------------------------------------------------------------------------------------------------------------------
                                               10,094        6,897         (24,491)     (22,542)   (81,435)     (84,916)
=======================================================================================================================

For U.S. plans, the projected benefit obligation was determined using assumed discount rates of 7.25% in 2001 and 7.5% in 2000 and assumed rates of increase in future compensation levels of 4.5% in both 2001 and 2000. The expected long-term rate of return on assets for U.S. plans was 9.25% in both 2001 and 2000. For international plans, the projected benefit obligation was determined using assumed discount rates of 7.25% to 20.0% in 2001 and 7.5% to 20.0% in 2000 and assumed rates of increase in future compensation levels of 4.5% to 17.5% in both 2001 and 2000. The expected long-term rate of return on assets for international plans was 9.25% to 20.0% in both 2001 and 2000.

The accumulated postretirement benefit obligation ("APBO") for the Company's OPRB plans in 2001 was determined using an assumed annual rate of increase in the per capita cost of covered health care benefits of 10% in 2002 decreasing to 5.5% in 2007 and thereafter. The annual rate of increase assumed in the 2000 APBO was 7.5% in 2001 decreasing to 5.0% in 2006 and thereafter. An increase in the assumed health care cost trend rate of one percentage point in each year would have increased the Company's APBO of December 29, 2001 by approximately $5 million and would have increased the service and interest cost components of postretirement benefit expense for 2001 by less than $1 million, in aggregate. A decrease in the assumed health care cost trend rate by one percentage point in each year would have decreased the Company's APBO as of December 29, 2001 by approximately $5 million and would have decreased the service and interest cost components of postretirement benefit expense for 2001 by less than $1 million, in aggregate. The APBO was determined using assumed discount rates of 7.25% in 2001 and 7.5% in 2000 and assumed rates of increase in future compensation levels of 4.5% in both 2001 and 2000 for the U.S. and international plans.

The aggregate projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets

                                        Dole Food Company, Inc. ANNUAL REPORT 47
were $244 million, $244 million and $210 million, respectively, as of December 29, 2001 and $14 million, $12 million and zero, respectively, as of December 30, 2000. The accumulated benefit obligation for the Company's unfunded international pension plans, in aggregate, was $26 million in 2001 and $22 million in 2000.

During 2001, the Company's U.S. pension plans and a portion of its international pension plans were frozen. Effective January 1, 2002, no new pension benefit will accrue, with the exception of a transition benefit for long term employees. The $13 million associated with reducing the projected benefit obligation for this freeze was offset against unrecognized net loss.

The components of net periodic benefit cost for the U.S. and international plans were as follows:

                                                            PENSION PLANS                       OPRB PLANS
-----------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS)                                         2001       2000         1999        2001       2000        1999
-----------------------------------------------------------------------------------------------------------------------
Components of net periodic benefit cost
  Service cost                                    $   5,680  $   6,329    $   6,671    $    110  $     225    $     191
  Interest cost                                      25,864     26,383       23,988       4,343      4,862        4,750
  Expected return on plan assets                    (27,654)   (26,959)     (24,386)          -          -           -
  Amortization of:
   Unrecognized net loss (gain)                         112         10        1,144      (1,476)    (1,473)        (770)
   Unrecognized prior service cost (benefit)            572        337          397        (590)      (196)        (334)
   Unrecognized net transaction obligation
   (asset)                                               76        (75)         (45)          -          -           -
   Curtailment, Settlements and terminations,
   net                                                1,464          -       10,967           -          -        1,710
-----------------------------------------------------------------------------------------------------------------------
                                                      6,114      6,025       18,736       2,387      3,418        5,547
=======================================================================================================================

In 2001, the Company recognized $1 million for special termination benefits associated with the downsizing of banana operations in Asia. In addition, the Company recognized curtailment losses of less than $1 million for the pension plan freeze.

In 1999, the Company elected to reduce its overall headcount by initiating an early retirement program for eligible employees. In connection with this program, the Company recognized special termination benefits of $13 million. Also in connection with this program, the Company recognized a curtailment gain of $2 million. The net amount of $11 million has been reported as a component of the Company's 1999 business downsizing charge (see Note 5).

The Company recognized net curtailment losses of $2 million in 1999 for international plans. These losses were due to additional benefit payments resulting from reductions in workforce.

The Company offers defined contribution plans to eligible employees. Such employees may defer a percentage of their annual compensation primarily to supplement their retirement income. Some of these plans provide for Company contributions based on a percentage of each participant's contribution, subject to a maximum contribution by the Company. Company contributions to its defined contribution plans totaled $7 million in 2001, 2000 and 1999. The Company has doubled its match of the participant's contribution to the U.S. defined contribution plan, effective January 1, 2002.

The Company is also party to various industry-wide collective bargaining agreements that provide pension benefits. Total contributions to these plans and direct payments to pensioners were approximately $1 million in 2001, 2000 and 1999.

NOTE 10 - STOCK OPTIONS AND AWARDS

Under the 1991 and 2001 Stock Option and Award Plans ("Option Plans"), the Company can grant incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock awards and performance share awards to officers and key employees of the Company. Stock options generally vest over a three year period or based on stock price appreciation and may be exercised for up to 10 years from the date of grant, as determined by the Corporation Compensation and Benefits Committee of the Company's Board of Directors. In 2001, all remaining options outstanding under the 1982 Stock Option and Award Plan expired.

Under the 1995 Non-Employee Directors Stock Option Plan ("Directors Plan"), each active non-employee director will receive a grant of 1,500 non-qualified stock options ("Options") on February 15th (or the first trading day thereafter) of each year. The Options vest over three years and expire 10 years after the date of the grant or upon early termination as defined by the plan agreement.

In 2000, the Company granted 712,572 stock options, of which 638,950 shares were granted at market price (weighted-average price of $12.91) and 73,622 shares were granted at a price exceeding market price (weighted-average price of $34.20). On March 13, 2000, 6,000 shares of non-vested stock awards were issued, of which 3,000 remained outstanding at December 29, 2001. No stock appreciation rights or performance share awards were outstanding at December 29, 2001.

48  Dole Food Company, Inc. ANNUAL REPORT 2001

Changes in outstanding stock options were as follows:

--------------------------------------------------------------------------------
                            OPTION OUTSTANDING           OPTIONS EXERCISABLE
                                            WEIGHTED                    WEIGHTED
                              SHARES   AVERAGE PRICE      SHARES   AVERAGE PRICE
--------------------------------------------------------------------------------
January 2, 1999          $ 2,392,863          $38.50  $1,286,370          $32.34
Granted at
  market price             1,337,050           21.49           -               -
Excerised                    (27,061)          26.48           -               -
Canceled                    (393,309)          36.72           -               -
--------------------------------------------------------------------------------
January 1, 2000            3,309,543           31.94   1,224,071           33.85
Granted at or above
  market price               712,572           15.11           -               -
Excerised                          -               -           -               -
Canceled                    (327,251)          33.02           -               -
--------------------------------------------------------------------------------
December 30, 2000          3,694,864           28.60   1,409,796           33.71
Granted at
  market price               669,650           16.17           -               -
Excerised                    (18,086)          13.63           -               -
Canceled                    (766,587)          31.19           -               -
--------------------------------------------------------------------------------
December 29, 2001          3,579,841           25.79   2,058,609           24.18
================================================================================

The following tables summarizes information about stock options outstanding as of December 29, 2001:

-----------------------------------------------------------------------------------------
                                       OPTIONS OUTSTANDING            OPTIONS EXERCISABLE
                                             WEIGHTED-   WEIGHTED-              WEIGHTED-
                                               AVERAGE     AVERAGE                AVERAGE
(SHARES IN THOUSANDS)               NUMBER   REMAINING    EXERCISE    NUMBER     EXERCISE
RANGES OF EARNINGS PRICES      OUTSTANDING       YEARS       PRICE  EXERCISABLE     PRICE
-----------------------------------------------------------------------------------------
  $12.69 to $18.86                   1,717         8.7      $14.47       1,036     $13.55
   22.20 to 32.50                      881         4.8       27.84         521      27.60
   34.31 to 44.25                      611         4.6       38.56         358      38.56
   50.19 to 54.81                      371         6.2       52.34         144      52.39
-----------------------------------------------------------------------------------------
   12.69 to 54.81                    3,580         6.8       25.79       2,059      24.18
=========================================================================================

The fair value of each stock options granted during 2001, 2000 and 1999 was estimated on the date of grant using the Black- Scholes option pricing model with the following weighted-average assumptions:

---------------------------------------------------------------
                                 2001        2000         1999
---------------------------------------------------------------
Dividend yields                  2.5%        2.9%           2.1%
Expected volatility             33.7%       32.6%          30.8%
Risk free interest rates         5.0%        5.9%           5.8%
Expected lives                7 years     7 years       10 years
---------------------------------------------------------------
Weighted-average
   fair values               $  5.34     $  4.02       $   8.78
===============================================================

The Company accounts for employee stock-based compensation related to the Option Plans under APB 25. As the Company's stock options were granted at or above market price on the date of grant, no compensation costs were recognized in the accompanying Consolidated Statements of Income for 2001, 2000 and 1999. Had compensation costs been determined under FAS 123, pro forma net income and net income per common share would have been as follows:

-------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARES DATA)          2001          2000         1999
-------------------------------------------------------------------------------
Net income                                  $148,053       $64,981      $44,530
Net income per
 share - basic                                  2.65          1.16         0.78
Net income per
 share - diluted                                2.63          1.16         0.78
-------------------------------------------------------------------------------

These pro forma amounts may not be representative of future pro forma results.

NOTE 11 - SHAREHOLDERS' EQUITY

Authorized capital as of December 29, 2001 consisted of 80 million shares of no par value common stock and 30 million shares of no par value preferred stock issuable in series. As of December 29, 2001, approximately 6.0 million shares and 0.1 million shares of common stock were reserved for issuance under the Option Plans and the Directors Plan, respectively. There was no preferred stock outstanding.

The Company's historical policy was to pay quarterly dividends on common shares at an annual rate of 40 cents per share. In December 2001, the Company's Board of Directors approved a plan to increase the quarterly dividends paid to shareholders. As a result, effective the first quarter of 2002, quarterly dividends on common shares will be paid at an annual rate of 60 cents per share.

In February 1999, the Company increased the number of shares authorized under its existing stock repurchase program to 8.3 million. During 1999, the Company repurchased approximately 3.5 million of its common shares at a total cost of $92 million. As of December 29, 2001, approximately 3.3 million shares remain authorized for repurchase under the Company's stock repurchase program.

                                   Dole Food Company, Inc. ANNUAL REPORT 2001 49

Comprehensive income (see Note 2) and changes in shareholders' equity were as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                          ACCUMULATED      TOTAL
                                            COMMON               ADDITIONAL                 OTHER        COMMON
                                            SHARES      COMMON     PAID-IN   RETAINED   COMPREHENSIVE  SHAREHOLDERS'   COMPREHENSIVE
(IN THOUSANDS, EXCEPT SHARE DATA)        OUTSTANDING    STOCK      CAPITAL   EARNINGS         LOSS           EQUITY       INCOME
------------------------------------------------------------------------------------------------------------------------------------
Balance, January 2, 1999                  59,293,899   $319,937   $144,515   $247,508       $(90,128)     $621,832
   Net income                                      -          -          -     48,544              -        48,544       $48,544
   Cash dividends declared ($.40 per
    share)                                         -          -          -    (22,743)             -       (22,743)            -
   Translation adjustments                         -          -          -          -        (22,052)      (22,052)      (22,052)
   Additional minimum pension
      liability adjustments                        -          -          -          -         (2,477)       (2,477)       (2,477)
   Issuance of common stock                   28,584         28        688          -              -           716             -
   Repurchase of common stock             (3,487,200)    (3,487)   (88,408)         -              -       (91,895)            -
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income - 1999                        -          -          -          -              -             -        24,015
Balance, January 1, 2000                  55,835,283    316,478     56,795    273,309       (114,657)      531,925     -------------
   Net income                                      -          -          -     67,655              -        67,655        67,655
   Cash dividends declared ($.40 per
    share)                                         -          -          -    (22,338)             -       (22,338)            -
   Translation adjustments                         -          -          -          -        (19,788)      (19,788)      (19,788)
   Additional minimum pension
      liability adjustments                        -          -          -          -         (2,793)       (2,793)       (2,793)
   Issuance of common stock                    9,570         10        117          -              -           127             -
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income - 2000                        -          -          -          -              -             -        45,074
Balance, December 30, 2000                55,844,853    316,488     56,912    318,626       (137,238)      554,788     -------------
   Net income                                      -          -          -    150,404              -       150,404       150,404
   Cash dividends declared ($.40 per
    share)                                         -          -          -    (22,341)             -       (22,341)            -
   Translation adjustments                         -          -          -          -        (13,809)      (13,809)      (13,809)
   Reclassification of translation
      losses realized upon the
      disposition of a foreign entity              -          -          -          -         72,467        72,467        72,467
   Unrealized net gains on cash flow
      hedging instruments                          -          -          -          -         15,282        15,282        15,282
   Additional minimum pension
      liability adjustments                        -          -          -          -        (21,093)      (21,093)      (21,093)
   Issuance of common stock                   24,131         24        308          -              -           332             -
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income - 2001                       --         --         --         --             --            --       203,251
Balance, December 29, 2001                55,868,984    316,512     57,220    446,689        (84,391)      736,030     =============
=======================================================================================================================

NOTE 12 - CONTINGENCIES

As of December 29, 2001, the Company was guarantor of $53 million of indebtedness of certain key fruit suppliers and other entities integral to the Company's operations.

In connection with the acquisition of its 60% interest in Saba Trading AB in 1998, the Company has the right to purchase, at its sole discretion, the minority shareholders' entire interest in that company during either January 2004 or January 2008. In addition, each minority shareholder separately has the right to require the Company to purchase its remaining interest during either February 2005 or February 2008.

The Company, several of its competitors, and some of the manufacturers of a formerly widely used agricultural chemical called DBCP, are defendants in lawsuits filed in Texas, Louisiana, Mississippi and Hawaii. In these lawsuits, a large number of foreign nationals allege personal injuries caused by contact with DBCP. The plaintiffs claim that during the 1960's and 1970's they were employees of the Company's subsidiaries, competitors and independent local growers. All cases were removed to federal court and most have been dismissed on the grounds that the plaintiffs' home countries are the more appropriate forums for the claims. The dismissed cases are on appeal. As a result of these rulings, a large number of foreign nationals have brought similar suits relating to the use of DBCP by the Company's subsidiaries and others in their home countries. Such lawsuits are currently pending in the Philippines, Nicaragua, Costa Rica and Ecuador. In addition, the Company, several of its competitors and the manufacturers of DBCP are defending a lawsuit filed in Hawaii state court brought by local residents, in which the plaintiffs seek damages caused by alleged contamination of water wells. As to all such matters, the Company has denied liability and asserted substantial defenses. In the opinion of management, after consultation with legal counsel, the pending lawsuits are not expected to have a material adverse effect on the Company's financial position or results of operations.

The Company is involved from time to time in various other claims and legal actions incidental to its operations, both as plaintiff and defendant. In the opinion of management, after consultation with legal counsel, none of such claims is expected to have a material adverse effect on the Company's financial position or results of operations.

50  Dole Food Company, Inc. Annual Report 2001

NOTE 13 - LEASE AND OTHER COMMITMENTS

The Company has obligations under non-cancelable operating leases, primarily for vessel charters and containers, as well as certain equipment and office facilities. Certain agricultural land leases provide for increases in minimum rentals based on production. Lease payments under a significant portion of the Company's operating leases are based on variable interest rates. Total rental expense, including rents related to short-term cancelable leases was $126 million, $148 million and $166 million (net of sublease income of $13 million, $10 million and $9 million) for 2001, 2000 and 1999, respectively.

In connection with certain vessel charters, container and office facility leases, the Company has both purchase and/or renewal options. As of December 29, 2001, the Company's residual value guarantees on such leases totaled $85 million.

As of December 29, 2001, the Company's aggregate non-cancelable minimum rental commitments, before sublease income, were as follows: 2002 - $106 million; 2003
- $133 million; 2004 - $131 million; 2005 - $34 million; 2006 - $18 million; and
thereafter - $129 million. Total future sublease income is $29 million.

At December 29, 2001, the Company was under the contractual obligation for the delivery of an aircraft. The Company's share of the total aircraft cost of approximately $45 million is $30 million. The remaining cost of the aircraft is an obligation of Castle.

As of December 29, 2001, the Company was under an obligation to purchase certain vessels upon their lease termination in March 2002, for $121 million.

NOTE 14 - INCOME TAXES

Income tax expense (benefit) was as follows:

-----------------------------------------------------------------
(IN THOUSANDS)                       2001      2000        1999
-----------------------------------------------------------------
Current
     Federal, state and local      $ 1,213   $  1,432    $(16,110)
     Foreign                        10,788     13,668      12,266
-----------------------------------------------------------------
                                    12,001     15,100      (3,844)
-----------------------------------------------------------------
Deferred
     Federal, state and
     local                          17,856      6,379       6,514
     Foreign                          (509)    (1,932)        836
-----------------------------------------------------------------
                                    17,347      4,447       7,350
-----------------------------------------------------------------
                                    29,348     19,547       3,506
=================================================================

Income before taxes attributable to foreign operations was $15 million, $14 million and $65 million, for 2001, 2000 and 1999, respectively. Undistributed earnings of foreign subsidiaries, which have been or are intended to be permanently invested, totaled $1.3 billion at December 29, 2001.

The Company's reported income tax expense varied from the expense calculated using the U.S. federal statutory tax rate for the following reasons:

----------------------------------------------------------------------------
(IN THOUSANDS)                                 2001       2000        1999
----------------------------------------------------------------------------
Expense computed
     at U.S. federal statutory
     income tax rate                         $ (2,706)   $ 19,473    $ 6,926
Foreign income taxed
     at different rates                        (6,906)     (5,995)    (7,823)
Dividends from
     subsidiaries                                 116           -          -
State and local income tax,
     net of federal income
     tax benefit                                5,960       1,698        757
Interest on prior years taxes                       -           -      3,306
Valuation allowance
     on foreign losses                         33,727       7,497        (98)
Principal refund of
     prior years taxes                              -      (3,376)         -
Other                                            (843)        268        438
----------------------------------------------------------------------------
Reported income
     tax expense                               29,348      19,547      3,506
============================================================================

Total income tax payments, net of refunds, for 2001, 2000 and 1999 were $18 million, $18 million and $(0.2) million, respectively. The Company's effective tax rate was (380)%, 35% and 18% for 2001, 2000 and 1999, respectively.

Deferred tax assets (liabilities) comprised the following:

----------------------------------------------------------------------------
(IN THOUSANDS)                                 2001        2000       1999
----------------------------------------------------------------------------
Operating reserves                           $ 67,216    $ 79,120    $52,455
Accelerated depreciation                      (13,053)    (21,286)   (23,092)
Inventory valuation
     methods                                    2,316       2,846      3,422
Effect of differences
     between book values
     assigned in prior
     acquisitions and
     historical tax values                    (28,894)    (30,736)   (35,378)
Postretirement benefits                        32,133      33,061     33,541
Tax credit carryforward                        11,674       5,459      3,667
Net operating loss
     carryforward                              20,151      74,461    103,293
Reserves for
     hurricane losses                           7,740       7,740      8,820
Valuation allowance
     on foreign losses                        (50,966)    (26,123)   (18,644)
Other, net                                    (23,393)    (18,174)   (17,457)
----------------------------------------------------------------------------
                                               24,924     106,368    110,627
============================================================================

The Company has recorded deferred tax assets of $20 million for foreign net operating loss carryforwards, which will, if unused, begin to expire in 2002.

A valuation allowance was established to offset the deferred tax assets related to foreign net operating loss carryforwards, hurricane losses and certain other foreign reserves. The Company

                                   Dole Food Company, Inc. Annual Report 2001 51
has deemed it more likely than not that future taxable income in the relevant foreign taxing jurisdictions will not be sufficient to realize the related income tax benefits for these assets.

The tax credit carryforward amount of $12 million is primarily comprised of foreign tax credits, which can be utilized to reduce regular tax liabilities, which will, if unused, begin to expire in 2006.

Total deferred tax assets and deferred tax liabilities were as follows:

----------------------------------------------------------------------------------------------
(IN THOUSANDS)                                        2001             2000               1999
----------------------------------------------------------------------------------------------
Deferred tax assets                            $   172,147      $   228,688        $   234,522

Deferred tax liabilities                          (147,223)        (122,320)          (123,895)
----------------------------------------------------------------------------------------------
                                                    24,924          106,368            110,627
==============================================================================================

The Company had been contingently liable with respect to certain tax credits sold to Norfolk Southern Railway ("Norfolk") with recourse by Flexi-Van Leasing, Inc. ("Flexi-Van"), successor corporation to Flexi-Van Corporation, the Company's former transportation equipment leasing business. Litigation with the Internal Revenue Service involving these credits concluded in 1998. Flexi-Van and Norfolk have reached a final settlement. Norfolk has also released and discharge Flexi-Van and the Company from any and all action related to this matter, effective January 29, 2001.

The Company is subject to examination by taxing authorities in the various jurisdictions in which it files tax returns. Matters raised upon audit may involve substantial amounts and could be material if resolved unfavorably. However, as of December 29, 2001,management considered it unlikely that the resolution of any such matters would have a material adverse effect upon the Company's financial condition or results of operations.

NOTE 15 - BUSINESS SEGMENTS

The Company has four reportable segments: fresh fruit, fresh vegetables, packaged foods, and fresh-cut flowers. The fresh fruit segment contains several operating segments that produce and market fresh fruit to wholesale, retail and institutional customers worldwide. The fresh vegetables segment contains three operating segments that produce and market commodity and fresh-cut vegetables to wholesale, retail and institutional customers primarily in North America, Europe and Asia. Both the fresh fruit and fresh vegetable segments sell produce grown by a combination of Company-owned and independent farms. The packaged foods segment contains several operating segments that produce and market packaged foods including fruit, juices and snack foods. The Company's fresh-cut flowers segment sources, imports and markets fresh-cut flowers grown in Colombia, Ecuador and Mexico primarily to wholesale florists and supermarkets in the United States. These reportable segments are managed separately due to differences in their products, production processes, distribution channels, and customer bases.

Accounting policies of the four reportable segments, other operating segments, and corporate and other are the same as those described in the summary of significant accounting policies. Company management evaluates and monitors segment performance primarily through earnings before interest and taxes ("EBIT"). The results of operations and financial position of the four reportable segments, other operating segments, and corporate and other were as follows:

-------------------------------------------------------------------------------------------------
(IN THOUSANDS)                                         2001               2000               1999
-------------------------------------------------------------------------------------------------
Revenue
   Fresh fruit                                 $  2,710,394       $  2,764,731       $  2,905,311
   Fresh vegetables                                 873,871            885,597            768,869
   Packaged foods                                   635,298            614,391            631,677
   Fresh-cut flowers                                196,430            200,562            201,656
   Other operating segments                          33,298             37,243             35,502
--------------------------------------------------------------------------------------------------
                                                  4,449,291          4,502,524          4,543,015
==================================================================================================
EBIT
   Fresh fruit                                 $     48,478       $     47,297       $     60,613
   Fresh vegetables                                  47,793             77,084             48,092
   Packaged foods                                    43,684             56,877             56,352
   Fresh-cut flowers                                (18,717)               293             (4,886)
   Other operating segments                            (837)              (878)               678
--------------------------------------------------------------------------------------------------
   Total operating segments                         120,401            180,673            160,849
   Corporate and other                              (57,423)           (39,914)           (26,619)
   Special gains and charges                             --              5,323            (28,576)
--------------------------------------------------------------------------------------------------
                                                     62,978            146,082            105,654
==================================================================================================
Assets
   Fresh fruit                                 $  1,407,979       $  1,494,214       $  1,657,731
   Fresh vegetables                                 340,975            354,279            352,008
   Packaged foods                                   355,499            573,864            597,007
   Fresh-cut flowers                                288,142            278,704            263,754
   Other operating segments                           8,963             21,546             18,313
--------------------------------------------------------------------------------------------------
   Total operating segments                       2,401,558          2,722,607          2,888,813
   Corporate and other                              345,135             78,727            105,678
--------------------------------------------------------------------------------------------------
                                                  2,746,693          2,801,334          2,994,491
==================================================================================================
Depreciation and
Amortization
   Fresh fruit                                 $     70,512       $     77,281       $     77,187
   Fresh vegetables                                  14,557             14,308             14,566
   Packaged foods                                    14,006             15,409             14,795
   Fresh-cut flowers                                  9,578              9,176              9,795
   Other operating segments                             610                683                484
   Corporate and other                                8,691              8,486              6,676
--------------------------------------------------------------------------------------------------
                                                    117,954            125,343            123,503
==================================================================================================
Capital Additions
   Fresh fruit                                 $     58,853       $     60,485       $     87,991
   Fresh vegetables                                  16,770             13,012             17,544
   Packaged foods                                    10,011             15,766             13,241
   Fresh-cut flowers                                 31,297             15,864              5,514
   Other operating segments                             217              1,589                836
   Corporate and other                                2,604              3,839             11,473
--------------------------------------------------------------------------------------------------
                                                    119,752            110,555            136,599
==================================================================================================

52  Dole Food Company, Inc.  ANNUAL REPORT 2001

Note: Corporate and other EBIT includes general and administrative costs not allocated to operating segments. Corporate and other EBIT in 2001 included consulting fees related to strategic and operational review activities, partially offset by a non-operating gain related to the sale of available-for-sale securities. Corporate and other EBIT in 2000 included the interest portion of a refund received from the Internal Revenue Service related to the settlement of disputed items from certain prior years' audits partially offset by the write-off of certain investments and capitalized software costs. Corporate and other EBIT in 1999 included lower expense levels related to bonuses and self-insurance. See Note 5 for details related to other gains and charges.

The Company's revenue from external customers and net property, plant and equipment by geographic area were as follows:

--------------------------------------------------------------------------------------------------
(IN THOUSANDS)                                2001                  2000                  1999
--------------------------------------------------------------------------------------------------
Revenue
     United States                      $    2,180,414     $       2,128,946     $       1,946,001
     Japan                                     516,317               594,823               575,494
     Sweden                                    353,092               362,854               421,153
     Germany                                   311,629               307,571               369,319
     France                                    149,097               164,453               212,894
     Italy                                     101,010                90,051               105,494
     Other international                       837,732               853,826               912,660
--------------------------------------------------------------------------------------------------
                                             4,449,291             4,502,524             4,543,015
==================================================================================================

--------------------------------------------------------------------------------------------------
(IN THOUSANDS)                                2001                  2000                  1999
--------------------------------------------------------------------------------------------------
Property, plant and
equipment - net
     United States                      $      327,252     $         350,508     $         390,651
     Costa Rica                                 78,549                91,861                97,714
     Philippines                                76,978                70,775                75,224
     Oceangoing assets                          76,597                62,261                71,710
     Ecuador                                    67,287                60,333                43,196
     Colombia                                   66,978                91,217               101,178
     Other international                       212,183               238,685               251,562
--------------------------------------------------------------------------------------------------
                                               905,824               965,640             1,031,235
==================================================================================================

NOTE 16 - RELATED PARTY TRANSACTIONS

The Company's policy permits it to have arms-length transactions with related parties.

David H. Murdock owns Castle as well as a transportation equipment leasing company, a private dining club and a private country club, which supply products and provide services to numerous customers and patrons. During fiscal 2001, 2000 and 1999, the Company paid Mr. Murdock's companies an aggregate of approximately $2 million in each year.

The Company and Castle each hold a 50 percent interest in an airplane, which was formerly owned solely by the Company. Under a co-ownership agreement, the Company and Castle agreed that each party would be responsible for the direct costs associated with its use of the airplane, and that all indirect costs would be equally shared.

NOTE 17 - QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following table presents summarized quarterly results:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                FIRST          SECOND            THIRD       FOURTH
(IN THOUSANDS, EXCEPT PER-SHARE DATA)                         QUARTER         QUARTER          QUARTER      QUARTER            YEAR
-----------------------------------------------------------------------------------------------------------------------------------
2001
     Revenue                                             $  1,056,296    $  1,163,453    $   1,247,040   $   982,502   $  4,449,291
     Gross margin                                             168,059         184,763           74,826       139,862        567,510
     Net income (loss) from continuing operations              29,455          33,285         (103,902)        4,084        (37,078)
     Net income from discontinued operations                    5,264           3,683            9,146       169,389        187,482
                                                        -------------   --------------  ---------------  -----------   ------------
     Net income (loss)                                         34,719          36,968          (94,756)      173,473        150,404
                                                        =============   ==============  ===============  ===========   ============
     Net income (loss) per common share - diluted
        Continuing operations                            $       0.53    $       0.59    $       (1.86)   $     0.07          (0.66)
        Discontinued operations                                  0.09            0.07             0.16          3.00           3.33
                                                        -------------   --------------  ---------------  -----------  -------------
     Net income (loss) per common share - diluted                0.62            0.66            (1.70)         3.07           2.67
                                                        =============   ==============  ===============  ===========  =============
2000
     Revenue                                             $  1,069,465    $  1,173,868    $   1,257,969   $ 1,001,222   $  4,502,524
     Gross margin                                             170,972         188,705          146,395       118,256        624,328
     Net income (loss) from continuing operations              30,647          38,944          (16,123)      (17,378)        36,090
     Net income from discontinued operations                    5,791           6,141            8,773        10,860         31,565
                                                        -------------   --------------  ---------------  -----------   ------------
     Net income (loss)                                         36,438          45,085           (7,350)       (6,518)        67,655
                                                        =============   ==============  ===============  ===========   ============
     Net income (loss) per common share - diluted
        Continuing operations                            $       0.55    $       0.70    $       (0.29)  $     (0.31)  $       0.65
        Discontinued operations                                  0.10            0.11             0.16          0.19           0.56
                                                        -------------   --------------  ---------------  -----------   ------------
     Net income (loss) per common share - diluted                0.65            0.81            (0.13)        (0.12)          1.21
                                                        =============   ==============  ===============  ===========   ============

                                 Dole Food Company, Inc.  ANNUAL REPORT 2001  53

Net income (loss) from continuing operations for the second and third quarters of 2001 included one-time expenses of $28 million and $105 million, respectively, associated with business reconfiguration programs. Net income from continuing operations for the second quarter of 2001 also included a non-operating gain of $8 million related to the sale of available-for-sale securities. Net income from discontinued operations for the fourth quarter of 2001 included a net gain of $169 million on the disposition of the Honduran beverage business. Net loss form continuing operations for the third quarter of 2000 included a charge of $46 million related to business downsizing, net insurance proceeds of $43 million related to Mitch and a gain of $8 million on citrus assets sold. The cumulative total of net income (loss) per common share reported in each quarter of 2001 differs from the full-year amount. The difference is due to the timing and significance of one-time expenses recorded in the second and third quarters of 2001. Al quarters have twelve weeks, except the third quarter, which has sixteen weeks.

NOTE 18 - COMMON STOCK DATA (UNAUDITED)

The following table shows the market price range of the Company's common stock for each quarter in 2001 and 2000:

---------------------------------------------------------------------
                                               HIGH            LOW
---------------------------------------------------------------------
2001
     First quarter                           $  18.56        $  14.94
     Second quarter                             16.83           14.72
     Third quarter                              24.32           16.40
     Fourth quarter                             27.30           19.33
---------------------------------------------------------------------
Year                                            27.30           14.72
=====================================================================
2000
     First quarter                           $  16.75        $  13.56
     Second quarter                             20.50           15.81
     Third quarter                              17.38           13.13
     Fourth quarter                             16.38           11.94
---------------------------------------------------------------------
Year                                            20.50           11.94
=====================================================================

NOTE 19 - SUBSEQUENT EVENT

In March 2002, the Company purchased vessels previously under an operating lease agreement for $121 million.


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Dole Food Company, Inc.:

We have audited the accompanying consolidated balance sheets of Dole Food Company, Inc. (a Delaware corporation) and subsidiaries as of December 29, 2001 and December 30, 2000, and the related consolidated statements of income and cash flows for each of the three fiscal years in the period ended December 29, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dole Food Company, Inc. and subsidiaries as of December 29, 2001 and December 30, 2000, and the results of their operations and their cash flows for each of the three fiscal years in the period ended December 29, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP

Los Angeles, California
January 30, 2002

54  Dole Food Company, Inc. ANNUAL REPORT 2001