Form 10-K/A, Exhibit 13
period 2001-12-29
DOLE FOOD COMPANY INC
filed 2003-02-07
CIK 18169

QuickLinks -- Click here to rapidly navigate through this document

Exhibit 13.1

Results of Operations and Selected Financial Data

(In Millions, Except Per-Share Data)	2001	2000	1999	1998	1997
Revenue	$4,449	$4,502	$4,543	$3,938	$3,852
Cost of products sold	3,881	3,878	3,945	3,380	3,265

Gross margin	568	624	598	558	587
Selling, marketing and general and administrative expenses	518	499	480	397	376
Gain on sale of citrus assets	—	(9)	—	—	—
Business downsizing charges	—	46	48	—	—
Hurricane Mitch charge (insurance proceeds)—net	—	(43)	(20)	78	—
Citrus charge	—	—	—	20	—

Operating income	50	131	90	63	211
Interest expense—net	65	76	76	56	54
Other income (expense)—net	7	1	6	(4)	11

Income (loss) from continuing operations before income taxes	(8)	56	20	3	168
Income taxes	29	20	3	2	24

Income (loss) from continuing operations	(37)	36	17	1	144
Income from discontinued operations, net of taxes	19	32	32	11	16
Gain on disposal of discontinued operations, net of taxes	168	—	—	—	—

Net income	150	68	49	12	160

Diluted net income (loss) per common share
Continuing operations	$(0.66)	$0.65	$0.29	$0.02	$2.39
Discontinued operations	3.33	0.56	0.56	0.18	0.26

Net income	2.67	1.21	0.85	0.20	2.65

Other statistics
Working capital	$511	$356	$381	$366	$407
Total assets	2,747	2,801	2,994	2,864	2,414
Long-term debt	816	1,135	1,285	1,116	755
Total debt	843	1,180	1,323	1,152	767
Common shareholders' equity	736	555	532	622	666
Annual cash dividends per common share	0.40	0.40	0.40	0.40	0.40
Capital additions	120	111	137	118	111
Depreciation and amortization	118	125	124	116	107

Note: Revenue and cost of products sold for 2001, 2000, 1999, 1998 and 1997, reflect reclassifications of $169 million, $239 million, $266 million, $235 million and $271 million, respectively, to present revenues in accordance with the interpretations of Staff Accounting Bulletin No. 101 issued by the Securities and Exchange Commission, which was adopted by the Company during the fourth quarter of 2000 (see Note 2 to the Consolidated Financial Statements). Cost of products sold for 2001 includes business reconfiguration charges of $133 million (see Note 5 to the Consolidated Financial Statements). Hurricane Mitch charge (insurance proceeds)—net includes rehabilitation expenses and other costs of $10 million and $25 million in 2000 and 1999, respectively, and insurance proceeds of $53 million and $45 million in 2000 and 1999, respectively (see Note 5 to the Consolidated Financial Statements).

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

        During 2001, Dole Food Company, Inc. and its consolidated subsidiaries' ("the Company") results of operations and financial condition were favorably impacted by the following factors:

  •
  The implementation of Company-wide cost savings initiatives,

  •
  The continued review of non-core and underperforming businesses and the initiation of plans for their divestiture,

  •
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

        In the third quarter of 2000, the Company initiated a plan to continue the downsizing of its fresh fruit operations, including the complete shutdown of certain activities. In connection with its plan, the Company recorded a $46 million charge, which was reported on a separate line in the Consolidated Statements of Income. The $46 million charge included costs to further reduce the Company's existing productive capacity in its banana operations in Latin America and Asia, as well as costs to shutdown its melon and citrus farming activities in Honduras and the downsizing of its distribution network in Europe. In its Latin American banana operations, the Company closed select production sites, severed some employee arrangements, terminated some contracts with independent growers and divested its controlling interest in a production joint venture in South America. In its Asian banana operations, the Company exited production on select agricultural lands and terminated some employees and contracts with independent growers. In its European operations, the Company reduced its sales force and administrative staff, primarily in northern Europe. A total of 4,880 employees in the Company's operations are being severed under these plans, of which 4,871 have been severed as of December 29, 2001.

        In November 2001, the Company disposed of its 97% of the capital stock of a Honduran corporation principally engaged in the beverage business in Honduras, Cerveceria Hondurena S.A. ("the Honduran beverage business"). The disposition was accomplished by means of a stock exchange transaction in which Dole acquired a subsidiary of South African Breweries plc that held as its sole asset $537 million in cash. The proceeds from the divestiture have been used primarily to pay down debt. The Honduran beverage business results have been reported as discontinued operations through November 28, 2001, the date of the disposition.

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

        Financial Instruments: As of December 29, 2001, the Company's derivative instruments, both free-standing and embedded, as defined by Statement of Financial Accounting Standards No. 133 ("FAS 133"), "Accounting for Derivative Instruments and Hedging Activities," as amended by FASB Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities—An amendment of FASB Statement No. 133," consisted of foreign currency exchange forwards and certain minor warrants in privately held companies.

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

        The counterparties to the foreign currency exchange forward contracts consist of a number of major international financial institutions. The Company has established counterparty guidelines and regularly monitors its positions and the financial strength of these institutions. While counterparties to hedging contracts expose the Company to credit-related losses in the event of a conterparty's non- performance, the risk would be limited to the unrealized gains on such affected contracts. The Company does not anticipate any such losses.

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

Critical Accounting Policies and Estimates

        The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions that affect reported amounts. The estimates and assumptions are evaluated on an on-going basis and are based on historical experience and on other factors that management believes are reasonable. Estimates and assumptions include, but are not limited to, the areas of customer and grower receivables, inventories, assets held for sale, useful lives of property, plant and equipment, intangible assets, marketing programs, income taxes, self-insurance reserves, retirement benefits, and commitment and contingencies.

        The Company believes that the following represent the areas where more critical estimates and assumptions are used in the preparation of the Consolidated Financial Statements:

        Grower Advances: The Company advances funds to third party growers primarily in Latin America and Asia for various farming needs. Some of these advances are secured with property or other collateral owned by the growers. The Company records an allowance for these grower receivables based on estimates of the growers' ability to repay advances and the fair value of the collateral. The Company monitors these receivables on a regular basis. If the financial condition of the growers or the fair value of the collateral were to deteriorate, additional allowances may be required. The aggregate amounts of grower advances made during fiscal years 2001 and 2000 ware approximately $89 million and $68 million, respectively.

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

        In August 2001, the FASB adopted Statement of Financial Accounting Standards No. 144 ("FAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and amends other guidance related to the accounting and reporting of long-lived assets. The Company is adopting FAS 144 as of December 30, 2001, the first day of its 2002 fiscal year. The Company is currently assessing the impact of adopting FAS 144 but does not believe such impact, if any, will be material to the Company's financial condition or results of operations.

2001 Compared With 2000

        Fresh Fruit: Fresh fruit revenues decreased 2% to $2.7 billion in 2001 from $2.8 billion in 2000. The decreases were primarily due to the divestiture of certain businesses, the impact of weaker foreign currency exchange rates and the planned reduction of banana volumes to secondary markets in Europe. In the third quarter of 2000, the Company sold assets comprising its California and Arizona citrus business, and in the second quarter of 2001, the Company initiated the divestiture of assets comprising its California deciduous and Pacific Northwest apples business. These divestitures accounted for approximately $120 million of the decrease in revenues in 2001 versus 2000. The impact of the weaker euro-to-U.S. dollar and yen-to-U.S. dollar exchange rates unfavorably impacted the Company's year over year total revenue (primarily in the fresh fruit segment) by approximately $85 million as compared to 2000. These revenue decreases were offset by higher banana volumes and pricing in North America and improved pricing in Europe. In addition, increased volumes and pricing in the Chilean fruit export business and higher volumes and stronger pricing for the Company's Dole Premium Select™ pineapple favorably impacted 2001 revenues.

        Dole's management evaluates and monitors segment performance primarily through the earnings before interest and taxes ("EBIT") measure. EBIT, which is disclosed as a line item in the Consolidated Statements of Income, is calculated by adding interest income and other income—net to operating income. EBIT is one of the measures of performance that investors might use to evaluate an investment in Dole and to evaluate the performance of management. Investors should note that Dole's EBIT measure may not be comparable to similarly titled measures reported by other companies. EBIT in the fresh fruit segment increased 2% to $48 million in 2001 from $47 million in 2000. Fresh fruit EBIT increased due to fruit, shipping and selling and general and administrative cost savings as a result of cost-cutting initiatives. In addition, EBIT improved due to increased volumes and pricing in the North America banana business, higher pricing in the European banana business and higher volumes and strong pricing for the Company's Dole Premium Select™ pineapple. These improvements were partially offset by weaker yen-to-U.S. dollar and euro-to-U.S. dollar exchange rates in 2001 versus 2000. The weaker foreign currency exchange rates impacted the Company's year-over-year total EBIT, primarily in the fresh fruit segment, by approximately $35 million as compared to 2000. Furthermore, fresh fruit EBIT was unfavorably impacted due to losses in the California deciduous and Northwest apples businesses, which the Company is exiting. Additionally, fresh fruit EBIT in 2001 included $74 million of one-time expense associated with business reconfiguration programs initiated during the second and third quarters of 2001 as well as $5 million of one-time expense in the first quarter related to the divestiture of the Company's controlling interest in a banana production joint venture in South America.

        Fresh Vegetables: Fresh vegetables revenues decreased slightly to $874 million in 2001 from $886 million in 2000. The decrease is due to price normalization in the Company's commodity vegetables business in 2001 from heightened pricing levels in 2000. This decrease was offset by continued growth in the Company's North America fresh-cut salads business where volumes increased at approximately the same rate as the volumes sold in the product category "fresh-cut salads" by all producers.

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

        Packaged Foods: Packaged foods revenues increased 3% to $635 million in 2001 from $614 million in 2000. Revenues increased due to the launch of FRUIT-N-GEL BOWLS™ in 2001 and the continued success of the Company's FRUIT BOWLS® products that were introduced in 2000. This increase was partially offset by the Company's sale of its California almond processing business in the third quarter of 2000, which had revenues of $23 million in 2000.

        EBIT in the packaged foods segment decreased 23% to $44 million in 2001 from $57 million in 2000. Packaged foods EBIT decreased due to $17 million of one-time expense associated with the Company's reconfiguration programs initiated during the second and third quarters of 2001. The second quarter included $2 million related to one-time contract terminations. The third quarter included $15 million of one-time expense associated with the planned divestiture of a packaged foods business located in Europe. Higher earnings due to the growth of the Company's FRUIT BOWLS® products combined with reduced sourcing costs were partially offset by marketing expenses associated with the launch of the Company's FRUIT-N-GEL BOWLS™.

        Fresh-Cut Flowers: Fresh-cut flowers revenues decreased 2% to $196 million in 2001 from $201 million in 2000. Revenues decreased due to unfavorable market conditions, primarily in the Company's wholesale business in the second half of 2001. This decrease was partially offset by higher Valentine's Day and Mother's Day sales in the first half of 2001.

        EBIT in the fresh-cut flowers segment decreased to a loss of $19 million in 2001 from slightly above breakeven in 2000. Fresh-cut flowers EBIT includes $7 million of one-time expense associated with the Company's reconfiguration programs initiated during the third quarter of 2001 to reduce flower production operations in Latin America. Additionally, in the third quarter of 2001, the Company recognized $3 million of lease termination expense in connection with its move to a new consolidated distribution facility in Miami, Florida. Losses in the second half of the year due to the per-unit margin impacts associated with lower sales volume were partially offset by higher earnings in the first half of 2001 due to higher Valentine's Day and Mother's Day sales.

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

        Packaged Foods: Packaged foods revenues decreased 3% to $614 million in 2000 from $632 million in 1999. Revenues decreased primarily due to the closure and sale of the Company's California almond business and related processing plant located in Orland, California in the third quarter of 2000. This decrease was partially offset by increased revenues in the Company's processed pineapple business, as the continued success of its new FRUIT BOWLS® and FUN SHAPES® products in North America compensated for lower pricing in traditional products sold in both North America and Asia.

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

Contractual Obligations and Commercial Commitments

        The following tables summarize the Company's contractual obligations and commitments at December 29, 2001:

	Payments Due By Period
(In Thousands)	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Contractual Obligations
Long-term debt(1)	$800,516	$7,392	$315,016	$301,823	$176,285
Capital lease obligations(2)	25,400	2,400	23,000	-	-
Operating leases(3)	551,038	105,898	264,484	51,725	128,931
Unconditional purchase obligations(3)	151,393	151,393	-	-	-

Total contractual cash obligations	1,528,347	267,083	602,500	353,548	305,216

	Amount of Commitment Expiration Per Period
(In Thousands)	Total Amounts Committed	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Commercial Commitments
Guarantees(4)	$53,000	$31,000	$20,000	$1,000	$1,000

Total commercial commitments	53,000	31,000	20,000	1,000	1,000

(1)
See Note 8 to the Consolidated Financial Statements

(2)
See Notes 7 and 8 to the Consolidated Financial Statements

(3)
See Note 3 to the Consolidated Financial Statements

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

        The Company has operating lease agreements, mainly for vessels, containers, and office facilities with initial lease terms expiring between 2002 and 2005. The leased assets are used in the Company's operations where leasing offers advantages of operating flexibility and is less expensive than alternate types of funding. Payments on these leases are based on variable interest rates, primarily the London Interbank Offered Rate ("LIBOR"). The Company currently estimates that a 100 basis point change in LIBOR would impact its pre-tax income by approximately $3 million. Lease payments are charged to operations, primarily through cost of sales. The Company estimates the present value of the remaining lease payments associated with these leases is $199 million at December 29, 2001. The Company has purchase options associated with these leases at various dates from 2002 to 2005. The Company has provided residual value guarantees for the assets under lease totaling $85 million. These obligations are not recorded as liabilities on the Company's Consolidated Balance Sheets. If they were recorded, the related leased properties would also be included on the balance sheets as assets.

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

        The Company has short-term and long-term debt with both fixed and variable interest rates. Short-term debt is primarily comprised of unsecured notes payable to banks and bank lines of credit used to finance working capital requirements. In July 2000, the Company entered into a $250  364-day revolving facility to provide the Company with additional liquidity to meet its short-term financing needs. At the Company's option, borrowings under the 364-day Facility bear interest at certain percentages over the agent's prime rate, LIBOR or the Federal Funds rate. In August 2001, the Company renewed its 364-day Facility, reducing it from $250 million to $200 million. There were no outstanding borrowings under this facility as of December 29, 2001.

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

Consolidated Statements of Income

(In Thousands, Except Per-Share Data)	2001	2000	1999
Revenue	$4,449,291	$4,502,524	$4,543,015
Cost of products sold	3,881,781	3,878,196	3,945,502

Gross margin	567,510	624,328	597,513
Selling, marketing and general and administrative expenses	517,729	498,802	478,906
Gains on sale of citrus assets	—	(8,578)	—
Business downsizing charges	—	45,761	48,462
Hurricane Mitch insurance proceeds - net	—	(42,506)	(19,886)

Operating income	49,781	130,849	90,031
Interest income	5,801	14,606	10,027
Other income—net	7,396	627	5,596

Earnings before interest and taxes	62,978	146,082	105,654
Interest expense	70,708	90,445	85,865

Income (loss) from continuing operations before income taxes	(7,730)	55,637	19,789
Income taxes	29,348	19,547	3,506

Income (loss) from continuing operations	(37,078)	36,090	16,283
Income from discontinued operations, net of income taxes	18,856	31,565	32,261
Gain on disposal of discontinued operations, net of income taxes	168,626	—	—

Net income	150,404	67,655	48,544

Earnings (loss) per common share—basic
Continuing operations	$(0.66)	$0.65	$0.29
Discontinued operations	3.35	0.56	0.56

Net income	2.69	1.21	0.85

Earnings (loss) per common share—diluted
Continuing operations	$(0.66)	$0.65	$0.29
Discontinued operations	3.33	0.56	0.56

Net income	2.67	1.21	0.85

Weighted average number of common share outstanding—basic	55,895	55,854	56,910

Weighted average number of common shares outstanding—diluted	56,319	55,989	56,925

See Notes to Consolidated Financial Statements

Consolidated Balance Sheets

(In Thousands, Except Share Data)	2001	2000
Current assets
Cash and cash equivalents	$361,326	$25,151
Receivables	531,923	570,166
Inventories	386,099	437,075
Prepaid expenses	46,430	46,057
Net current assets of discontinued operations	—	35,266

Total current assets	1,325,778	1,113,715
Investments	81,061	84,413
Property, plant and equipment	905,824	965,640
Goodwill	255,946	263,937
Other assets	178,084	275,519
Net non-current assets of discontinued operations	—	98,110

Total assets	2,746,693	2,801,334

Current liabilities
Notes payable	$17,347	$34,399
Current portion of long-term debt	9,792	9,947
Accounts payable	249,582	262,664
Accrued liabilities	537,654	450,814

Total current liabilities	814,375	757,824
Long-term debt	816,124	1,135,387
Other long-term liabilities	348,146	318,031
Minority interests	32,018	35,304
Commitments and contingencies (see Notes 12 and 13)
Shareholders' equity
Preferred Stock, no par value
Authorized: 30 million shares, issues and outstanding: none	—	—
Common Stock, no par value
Authorized: 80 million shares, 55.9 million share issued and outstanding at December 29, 2001 and 55.8 million shares issued and outstanding at December 30, 2000	316,512	316,488
Additional paid-in capital	57,220	56,912
Retained earnings	446,689	318,626
Accumulated other comprehensive loss	(84,391)	(137,238)

Total shareholders' equity	736,030	554,788

Total liabilities and equity	2,746,693	2,801,334

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

(In Thousands)	2001	2000	1999
Operating activities
Net income	$150,404	$67,655	$48,544
less: Income from discontinued operations, net	187,482	31,565	32,261

Income (loss) from continuing operations	(37,078)	36,090	16,283
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	117,954	125,343	123,503
Equity earnings, net of distributions	(3,077)	(7,260)	(3,322)
Provision for bad debt	24,716	32,091	47,212
Provision for (benefit from) deferred income taxes	17,347	4,447	(7,200)
Non-cash portion of special charges	121,825	38,977	41,670
Cash portion of special charges not included in net income	(11,528)	(17,769)	(3,838)
Hurricane Mitch insurance proceeds	—	(52,856)	(45,331)
Gain on sale of available-for-sale securities	(8,173)	—	—
Gain on sale of citrus assets	—	(8,578)	—
Other	(1,413)	(3,520)	1,928
Change in operating assets and liabilities net of effects from acquisition and dispositions
Receivables	422	8,407	(10,376)
Inventories	44,637	32,707	(43,649)
Prepaid expenses and other assets	(25,153)	(19,716)	(68,196)
Accounts payable and accrued liabilities	(9,575)	(42,211)	(462)
Internal Revenue Service refund related to prior years' audits	—	—	14,550
Other	11,448	(9,581)	(14,225)

Cash flow provided by continuing operations	242,352	116,571	48,547
Cash flow provided by discontinued operations	23,946	48,870	25,254

Cash flow provided by operating activities	266,298	165,441	73,801

Investing activities
Proceeds from sale of available-for-sale securities	34,411	—	—
Investments in available-for-sale securities	(26,238)	—	—
Proceeds from sales of assets	35,126	57,151	11,782
Proceeds from disposal of discontinued operations	536,951	—	—
Capital additions	(119,752)	(110,555)	(136,599)
Investments and acquisitions, net of cash acquired	(2,018)	(910)	(3,778)
Hurricane Mitch insurance proceeds	—	52,856	45,331

Cash flow provided by (used in) investing activities of continuing operations	458,480	(1,458)	(83,264)
Cash flow used in investing activities of discontinued operations	(11,052)	(13,077)	(27,254)

Cash flow provided by (used in) investing activities	447,428	(14,535)	(110,518)

Financing activities
Short-term borrowings	11,000	49,824	29,919
Repayments of short-term debt	(27,338)	(61,730)	(41,713)
Long-term borrowings	3,394	246,536	180,951
Repayments of long-term debt	(337,751)	(376,347)	(11,786)
Cash dividends paid	(22,341)	(22,338)	(22,743)
Issuance of common stock	332	127	716
Repurchase of common stock	—	—	(91,895)

Cash flow provided by (used in) financing activities of continuing operations	(372,704)	(163,928)	43,449
Cash flow used in financing activities of discontinued operations	(4,847)	(2,174)	(1,679)

Cash flow provided by (used in) financing activities	(377,551)	(166,102)	41,770

Increase (decrease) in cash and cash equivalents	336,175	(15,196)	5,053
Cash and cash equivalents at beginning of year	25,151	40,347	35,294

Cash and cash equivalents at end of year	361,326	25,151	40,347

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1—Nature of Operations

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

Note 2—Summary of Significant Accounting Policies

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

        Revenue Recognition: Revenue is recognized when product title and risk of loss transfer to the customer or when services are performed. During the fourth quarter of 2000, the Company implemented Securities and Exchange Commission ("SEC") Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements," which provides interpretive guidance for rules regarding the recognition and presentation of revenue. The Company's implementation of SAB 101 resulted in the reclassification, as a reduction of revenue, of product sourcing costs associated with commission sales. Previous industry and Company practice for certain fresh fruit, fresh vegetables and fresh-cut flowers products was to present such amounts as a component of cost of products sold. The reclassification reduced the Company's aggregate and segment revenues and cost of products sold in the following amounts:

(In Thousands)	2000	1999
Fresh fruit	$166,057	$194,936
Fresh vegetables	72,357	71,208
Fresh-cut flowers	345	278

	238,759	266,422

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

        Stock Based Compensation: Statement of Financial Accounting Standards No. 123 ("FAS 123"), "Accounting for Stock-Based Compensation," defines a fair value method of accounting for employee stock-based compensation cost but allows for the continuation of the intrinsic value method prescribed by accounting Principles Board Opinion No. 25 ("APB 25"). As allowed by FAS 123, the Company has elected to continue to utilize the accounting method prescribed by APB 25 and has adopted the disclosure requirements of FAS 123 (see Note 10).

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

        Property, Plant and Equipment: Property, plant and equipment are stated at cost, less accumulated depreciation. Depreciation is computed principally by the straight-line method over the estimated useful lives of these assets. Average useful lives for land improvements, building and building improvements and machinery and equipment are 10 years, 20 years and 15 years, respectively. The Company reviews these assets, as well as certain intangible assets including goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable in accordance with Statement of Financial Accounting Standards No. 121 (FAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." If an evaluation of recoverability is required, the estimated undiscounted future cash flows associated with the asset would be compared to the asset's carrying amount. If this comparison indicates that there is an impairment, the amount of the impairment is typically calculated by comparing the carrying value to discounted expected future cash flows or comparable market values, depending on the nature of the asset. All long-lived assets, for which management has committed itself to a plan of disposal, are reported at the lower of carrying amount or fair value.

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

        In June 2001, the Financial Accounting Standards Board ("FASB") adopted Statements of Financial Accounting Standards No. 141 ("FAS 141"), "Business Combinations" and No. 142 ("FAS 142"), "Goodwill and Other Intangible Assets." These statements eliminate the pooling of interest method of accounting for business combinations as of June 30, 2001 and eliminate the amortization of goodwill for all fiscal years beginning after December 15, 2001. Goodwill will be accounted for under an impairment-only method after this date. The Company has adopted FAS 141 and FAS 142 with respect to new goodwill as of July 1, 2001 and is adopting FAS 142 with respect to existing goodwill as of December 30, 2001, the first day of its 2002 fiscal year. The adoption of FAS 141 has not impacted the Company's financial condition or results of operations. In accordance with FAS 142, existing goodwill was amortized through fiscal 2001. Upon adoption of FAS 142, amortization will cease and the Company will perform a transitional goodwill impairment test.

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

        Effective December 31, 2000, the first day of its 2001 fiscal year, the Company adopted FASB Statement of Financial Accounting Standards No. 133 ("FAS 133"), "Accounting for Derivative Instruments and Hedging Activities," as amended by FASB Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities—An amendment of FASB Statement No. 133". FAS 133 requires that all derivative instruments (including certain derivative instruments embedded in other contracts) be reported at fair value with changes in fair value recognized in earnings or other comprehensive income. Recognition depends on whether the derivative is designated and effective as part of a hedge transaction and on the type of hedge transaction (fair value or cash flow). Gains or losses on derivative instruments recorded in other comprehensive income must be reclassified to income during the period in which earnings are affected by the underlying hedged item. The ineffective portion of all hedges impacts earnings in the current period.

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

Note 3—Business Acquisitions

        At the beginning of 1999, the Company acquired and invested in banana production and distribution operations in Latin America and Asia. The cash purchase price of acquisitions and investments made by the Company totaled approximately $4 million in 1999, net of cash acquired. Each acquisition was accounted for as a purchase, and accordingly, the purchase price was allocated to the net assets acquired based upon their estimated fair values as of the date of acquisition. This allocation of purchase price resulted in goodwill of approximately $7 million in 1999. Through 2001, goodwill was being amortized over a period of up to 20 years. In 1999, the fair values of assets acquired, including goodwill, and liabilities assumed were $43 million and $39 million, respectively. Pro forma results of acquired operations were not significant in the year prior to acquisition.

Note 4—Discontinued Operations and Business Dispositions

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

        The Company's Consolidated Financial Statements for all periods presented have been restated to reflect the Honduran beverage business as a discontinued business segment in accordance with Accounting Principles Board Opinion No. 30.

        Summarized financial information for the discontinued operations is as follows:

(In Thousands)	2001	2000	1999
Revenues	$239,006	$260,604	$251,146
Income before income taxes (1)	23,648	43,855	42,455
Income taxes	4,792	12,290	10,194

Income from discontinued operations, net of income tax (2)	18,856	31,565	32,261

Gain on disposal of discontinued operations, net of income tax (3)	168,626	—	—

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

(2)
Income from discontinued operations reflects the Hondusan Beverage Business operations through November 28, 2001.

(3)
Gain on disposal of discontinued operations, net of income taxes of $128 million, reflects the costs directly associated with the disposition.
(In Thousands)	2000
Current assets	$62,463
Current liabilities	27,197

Net current assets of discontinued operations	35,266

Long-term assets	114,297
Long-term liabilities	16,187

Net long-term assets of discontinued operations	98,110

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

Note 5—Other Gains and Charges

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

        The amounts recorded, utilized and to be utilized as of December 29, 2001 in each asset, liability and expense category are as follows:

(In Thousands)	1999 Charge	Utilized to Date	To be Utilized
Receivables and other assets	$515	$515	$—
Inventories	721	721	—
Property, plant and equipment	9,758	9,758	—
Contract terminations, severance and other expenses	6,792	6,792	—
Accrued liabilities:
Severance and early retirement costs	16,133	16,133	—
Contract terminations	10,306	9,774	532
Other accrued costs	4,237	4,237	—

Total business downsizing charge	48,462	47,930	532

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

        The amounts recorded, utilized and to be utilized as of December 29, 2001 in each asset, liability and expense category are as follows:

(In Thousands)	2000 Charge	Utilized to Date	To be Utilized
Receivables and other assets	$5,155	$5,155	$—
Inventories	3,153	3,153	—
Property, plant and equipment	12,430	12,430	—
Goodwill	7,376	7,376	—
Accrued liabilities:
Severance costs	10,308	9,738	570
Contract terminations	4,570	4,570	—
Other accrued costs	2,769	2,769	—

Total business downsizing charge	45,761	45,191	570

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

        During the first quarter of 2001, the Company undertook an extensive cost savings initiative and engaged the Boston Consulting Group to assist in performing strategic and operational reviews of its banana and fresh-cut flowers businesses and in implementing programs to enhance profitability and achieve consolidated savings from global strategic sourcing and logistics. The Company has completed these reconfiguration reviews. The actions taken as a result of the reviews have resulted in $133 million of one-time expenses for 2001 recognized as a component of cost of products sold in the Consolidated Statements of Income. Of the $133 million of 2001 expenses,. $28 million was recognized in the second quarter for the shutdown and related asset sales of the Company's California deciduous and Pacific Northwest apples operations, including packinghouses, ranches and orchards in California and Washington. The remaining $105 million was recognized in the third quarter and included costs associated with the planned divestiture of the Company's Pascual Hermanos fresh vegetables business in Spain and certain other non-core businesses in Europe, as well as the downsizing of banana and flower operations in Latin America and banana production in the Philippines. A total of 3,179 employees in the Company's operations are being severed under these plans, of which 1,234 had been severed as of December 29, 2001.

        The amounts recorded, utilized and to be utilized as of December 29, 2001, in each asset, liability and expense category are as follows:

(In Thousands)	2001 Charge	Utilized to Date	To be Utilized
Property, plant and equipment	$60,527	$60,527	$—
Goodwill	4,246	4,246	—
Long term advances	6,881	6,881	—
Receivables and other assets	18,882	18,882	—
Accrued costs:
Employee severance	31,878	8,881	22,997
Contract terminations	4,292	1,062	3,230
Other accrued costs	5,978	916	5,062

Total business reconfiguration costs	132,684	101,395	31,289

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

Note 6—Current Assets and Liabilities

        Cash equivalents of $361 million and $25 million as of December 29, 2001 and December 30, 2000, respectively, consisted primarily on money market funds and time deposits. Outstanding checks, which are funded as presented for payment, totaled $49 million and $39 million as of December 29, 2001 and December 30, 2000, respectively, and were included in accounts payable.

        Details of certain current assets were as follows:

(In Thousands)	2001	2000
Receivables
Trade	$466,329	$491,194
Notes and other	113,924	102,486
Grower advances	31,935	63,265
Employees and affiliated operations	9,066	22,869

	621,254	679,814

Allowance for doubtful accounts	89,331	109,648

	531,923	570,166

Inventories
Finished products	$157,776	$160,851
Raw materials and work in progress	110,989	148,211
Crop growing costs	55,251	57,815
Operating supplies and other	62,083	70,198

	386,099	437,075

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

Note 7—Property, Plant and Equipment

        Major classes of property, plant and equipment were as follows:

(In Thousands)	2001	2000
Land and land improvements	$418,063	$445,894
Buildings and improvements	344,893	338,230
Machinery and equipment	887,494	936,105
Equipment under capital lease	25,400	—
Construction in progress	86,084	75,588

	1,761,934	1,795,817
Accumulated depreciation	(856,110)	(830,177)

	905,824	965,640

        Depreciation expense for 2001, 2000 and 1999 totaled $97 million, $104 million and $101 million, respectively.

        The Company renewed the provisions of certain container leases in November 2001. As a result of these renewals, the Company has containers under capital lease for $25 million at December 29, 2001.

Note 8—Debt

        Long-term debt consisted of the following amounts:

(In Thousands)	2001	2000
Unsecured debt
Notes payable to banks at an average interest rate of 4.8% in 2001 (7.3% in 2000)	$—	$333,000
7% notes due 2003	300,000	300,000
6.375% notes due 2005	300,000	300,000
7.875% debentures due 2013	175,000	175,000
Various other notes due 2002-2014 at an average interest rate of 9.9% (10.4% in 2000)	18 485	27,086
Capital lease obligation	25,400	—
Secured debt
Contracts and notes due 2002-2012, at an average interest rate of 6.6% (7.1% in 2000)	8,340	11,891
Unamortized debt discount	(1,309)	(1,643)

	825,916	1,145,334
Current maturities	(9,792)	(9,947)

	816,124	1,135,387

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

        Maturities with respect to long-term debt as of December 29, 2001 were as follows: 2002—$10 million; 2003—$312 million; 2004—$26 million; 2005—$301 million; 2006—$1 million; and thereafter—$176 million. Notes payable consisted primarily of short-term borrowings required to fund certain foreign operations and totaled $17 million with a weighted-average interest rate of 3.3% as of December 29, 2001 and $34 million with a weighted-average interest rate of 5.2% as of December 30, 2000.

        Interest payments totaled $69 million, $88 million and $83 million during 2001, 2000 and 1999, respectively.

Note 9—Employee Benefit Plans

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

        The status of the Company's defined benefit pension plans was as follows:

	U.S. Pension Plans		International Pension Plans		Oprb Plans
(In Thousands)
	2001	2000	2001	2000	2001	2000
Change in projected benefit obligation
Benefit obligation at beginning of year	$307,745	$314,201	$29,370	$33,484	$63,339	$64,691
Service cost	3,684	4,422	1,996	1,907	110	225
Interest cost	22,074	22,696	3,790	3,687	4,343	4,862
Participant contributions	—	—	22	20	—	—
Plan amendments	—	—	1,977	30	(3,193)	(1,356)
Exchange rate changes	—	—	(660)	(4,806)	—	—
Actuarial loss (gain)	(13,902)	(9,537)	(298)	349	12,139	760
Reduction in projected benefit obligation for plan freeze	(13,071)	—	(120)	—	—	—
Curtailments, settlements and terminations, net	—	—	814	—	—	—
Benefits paid	(26,850)	(24,037)	(4,228)	(5,301)	(5,874)	(5,843)

Benefit obligation at end of year	279,680	307,745	32,663	29,370	70,864	63,339

Change in plan assets
Fair value of plan assets at beginning of year	$309,554	$355,780	$1,930	$2,169	—	—
Actual return on plan assets	(22,437)	(23,726)	201	182	—	—
Company contributions	2,851	1,537	4,348	5,273	$5,874	$5,843
Participant contributions	—	—	22	20	—	—
Exchange rate changes	—	—	(41)	(413)	—	—
Settlements	—	—	—	—	—	—
Benefits paid	(26,850)	(24,037)	(4,228)	(5,301)	(5,874)	(5,843)

Fair value of plan assets at end of year	263,118	309,554	2,232	1,930	—	—

Funded status	$(16,562)	$1,809	$(30,431)	$(27,440)	$(70,864)	$(63,339)
Unrecognized net loss (gain)	24,621	2,612	1,252	1,745	(5,734)	(19,343)
Unrecognized prior service cost (benefit)	2,132	2,619	3,706	2,024	(4,837)	(2,234)
Unrecognized net transition obligation (asset)	(97)	(143)	982	1,129	—	—

Net amount recognized	10,094	6,897	(24,491)	(22,542)	(81,435)	(84,916)

Net amount recognized in the Consolidated Balance Sheets
Prepaid benefit cost	$17,580	$17,109	$18	—	—	—
Accrued benefit liability	(34,276)	(15,933)	(30,199)	$(25,299)	$(81,435)	$(84,916)
Intangible asset	2,072	1,842	4,045	1,366	—	—
Accumulated other comprehensive loss	24,718	3,879	1,645	1,391	—	—

	10,094	6,897	(24,491)	(22,542)	(81,435)	(84,916)

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

        The aggregate projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $244 million, $244 million and $210 million, respectively, as of December 29, 2001 and $14 million, $12 million and zero, respectively, as of December 30, 2000. The accumulated benefit obligation for the Company's unfunded international pension plans, in aggregate, was $26 million in 2001 and $22 million in 2000.

        During 2001, the Company's U.S. pension plans and a portion of its international pension plans were frozen. Effective January 1, 2002, no new pension benefit will accrue, with the exception of a transition benefit for long term employees. The $13 million associated with reducing the projected benefit obligation for this freeze was offset against unrecognized net loss.

        The components of net periodic benefit cost for the U.S. and international plans were as follows:

	Pension Plans			Oprb Plans
(In Thousands)
	2001	2000	1999	2001	2000	1999
Components of net periodic benefit cost
Service cost	$5,680	$6,329	$6,671	$110	$225	$191
Interest cost	25,864	26,383	23,988	4,343	4,862	4,750
Expected return on plan assets	(27,654)	(26,959)	(24,386)	—	—	—
Amortization of:
Unrecognized net loss (gain)	112	10	1,144	(1,476)	(1,473)	(770)
Unrecognized prior service cost (benefit)	572	337	397	(590)	(196)	(334)
Unrecognized net transaction obligation (asset)	76	(75)	(45)	—	—	—
Curtailment, Settlements and terminations, net	1,464	—	10,967	—	—	1,710

	6,114	6,025	18,736	2,387	3,418	5,547

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

Note 10—Stock Options and Awards

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

        Changes in outstanding stock options were as follows:

	Option Outstanding		Options Exercisable
	Shares	Weighted Average Price	Shares	Weighted Average Price
January 2, 1999	$2,392,863	$38.50	$1,286,370	$32.34
Granted at market price	1,337,050	21.49	—	—
Excerised	(27,061)	26.48	—	—
Canceled	(393,309)	36.72	—	—

January 1, 2000	3,309,543	31.94	1,224,071	33.85
Granted at or above market price	712,572	15.11	—	—
Excerised	—	—	—	—
Canceled	(327,251)	33.02	—	—

December 30, 2000	3,694,864	28.60	1,409,796	33.71
Granted at market price	669,650	16.17	—	—
Excerised	(18,086)	13.63	—	—
Canceled	(766,587)	31.19	—	—

December 29, 2001	3,579,841	25.79	2,058,609	24.18

        The following tables summarizes information about stock options outstanding as of December 29, 2001:

	Options Outstanding			Options Exercisable
(Shares in Thousands) Ranges of Earnings Prices	Number Outstanding	Weighted- Average Remaining Years	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
$12.69 to $18.86	1,717	8.7	$14.47	1,036	$13.55
22.20 to 32.50	881	4.8	27.84	521	27.60
34.31 to 44.25	611	4.6	38.56	358	38.56
50.19 to 54.81	371	6.2	52.34	144	52.39

12.69 to 54.81	3,580	6.8	25.79	2,059	24.18

        The fair value of each stock options granted during 2001, 2000 and 1999 was estimated on the date of grant using the Black- Scholes option pricing model with the following weighted-average assumptions:

	2001	2000	1999
Dividend yields	2.5%	2.9%	2.1%
Expected volatility	33.7%	32.6%	30.8%
Risk free interest rates	5.0%	5.9%	5.8%
Expected lives	7 years	7 years	10 years

Weighted-average fair values	$5.34	$4.02	$8.78

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

(In Thousands, Except Per Shares Data)	2001	2000	1999
Net income	$148,053	$64,981	$44,530
Net income per share—basic	2.65	1.16	0.78
Net income per share—diluted	2.63	1.16	0.78

        These pro forma amounts may not be representative of future pro forma results.

Note 11—Shareholders' Equity

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

        Comprehensive income (see Note 2) and changes in shareholders' equity were as follows:

(In Thousands, Except Share Data)	Common Shares Outstanding	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Common Shareholders' Equity	Comprehensive Income
Balance, January 2, 1999	59,293,899	$319,937	$144,515	$247,508	$(90,128)	$621,832
Net income	—	—	—	48,544	—	48,544	$48,544
Cash dividends declared ($.40 per share)	—	—	—	(22,743)	—	(22,743)	—
Translation adjustments	—	—	—	—	(22,052)	(22,052)	(22,052)
Additional minimum pension liability adjustments	—	—	—	—	(2,477)	(2,477)	(2,477)
Issuance of common stock	28,584	28	688	—	—	716	—
Repurchase of common stock	(3,487,200)	(3,487)	(88,408)	—	—	(91,895)	—

Comprehensive income—1999	—	—	—	—	—	—	24,015

Balance, January 1, 2000	55,835,283	316,478	56,795	273,309	(114,657)	531,925
Net income	—	—	—	67,655	—	67,655	67,655
Cash dividends declared ($.40 per share)	—	—	—	(22,338)	—	(22,338)	—
Translation adjustments	—	—	—	—	(19,788)	(19,788)	(19,788)
Additional minimum pension liability adjustments	—	—	—	—	(2,793)	(2,793)	(2,793)
Issuance of common stock	9,570	10	117	—	—	127	—

Comprehensive income—2000	—	—	—	—	—	—	45,074

Balance, December 30, 2000	55,844,853	316,488	56,912	318,626	(137,238)	554,788
Net income	—	—	—	150,404	—	150,404	150,404
Cash dividends declared ($.40 per share)	—	—	—	(22,341)	—	(22,341)	—
Translation adjustments	—	—	—	—	(13,809)	(13,809)	(13,809)
Reclassification of translation losses realized upon the disposition of a foreign entity	—	—	—	—	72,467	72,467	72,467
Unrealized net gains on cash flow hedging instruments	—	—	—	—	15,282	15,282	15,282
Additional minimum pension liability adjustments	—	—	—	—	(21,093)	(21,093)	(21,093)
Issuance of common stock	24,131	24	308	—	—	332	—

Comprehensive income—2001	—	—	—	—	—	—	203,251

Balance, December 29, 2001	55,868,984	316,512	57,220	446,689	(84,391)	736,030

Note 12—Contingencies

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

Note 13—Lease and Other Commitments

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

        As of December 29, 2001, the Company's aggregate non-cancelable minimum rental commitments, before sublease income, were as follows: 2002—$106 million; 2003—$133 million; 2004—$131 million; 2005—$34 million; 2006—$18 million; and thereafter—$129 million. Total future sublease income is $29 million.

        At December 29, 2001, the Company was under the contractual obligation for the delivery of an aircraft. The Company's share of the total aircraft cost of approximately $45 million is $30 million. The remaining cost of the aircraft is an obligation of Castle.

        As of December 29, 2001, the Company was under an obligation to purchase certain vessels upon their lease termination in March 2002, for $121 million.

Note 14—Income Taxes

        Income tax expense (benefit) was as follows:

(In Thousands)	2001	2000	1999
Current
Federal, state and local	$1,213	$1,432	$(16,110)
Foreign	10,788	13,668	12,266

	12,001	15,100	(3,844)

Deferred
Federal, state and local	17,856	6,379	6,514
Foreign	(509)	(1,932)	836

	17,347	4,447	7,350

	29,348	19,547	3,506

        Income before taxes attributable to foreign operations was $15 million, $14 million and $65 million, for 2001, 2000 and 1999, respectively. Undistributed earnings of foreign subsidiaries, which have been or are intended to be permanently invested, totaled $1.3 billion at December 29, 2001.

        The Company's reported income tax expense varied from the expense calculated using the U.S. federal statutory tax rate for the following reasons:

(In Thousands)	2001	2000	1999
Expense computed at U.S. federal statutory income tax rate	$(2,706)	$19,473	$6,926
Foreign income taxed at different rates	(6,906)	(5,995)	(7,823)
Dividends from subsidiaries	116	—	—
State and local income tax, net of federal income tax benefit	5,960	1,698	757
Interest on prior years taxes	—	—	3,306
Valuation allowance on foreign losses	33,727	7,497	(98)
Principal refund of prior years taxes	—	(3,376)	—
Other	(843)	268	438

Reported income tax expense	29,348	19,547	3,506

        Total income tax payments, net of refunds, for 2001, 2000 and 1999 were $18 million, $18 million and $(0.2) million, respectively. The Company's effective tax rate was (380)%, 35% and 18% for 2001, 2000 and 1999, respectively.

        Deferred tax assets (liabilities) comprised the following:

(In Thousands)	2001	2000	1999
Operating reserves	$67,216	$79,120	$52,455
Accelerated depreciation	(13,053)	(21,286)	(23,092)
Inventory valuation methods	2,316	2,846	3,422
Effect of differences between book values assigned in prior acquisitions and historical tax values	(28,894)	(30,736)	(35,378)
Postretirement benefits	32,133	33,061	33,541
Tax credit carryforward	11,674	5,459	3,667
Net operating loss carryforward	20,151	74,461	103,293
Reserves for hurricane losses	7,740	7,740	8,820
Valuation allowance on foreign losses	(50,966)	(26,123)	(18,644)
Other, net	(23,393)	(18,174)	(17,457)

	24,924	106,368	110,627

        The Company has recorded deferred tax assets of $20 million for foreign net operating loss carryforwards, which will, if unused, begin to expire in 2002.

        A valuation allowance was established to offset the deferred tax assets related to foreign net operating loss carryforwards, hurricane losses and certain other foreign reserves. The Company has deemed it more likely than not that future taxable income in the relevant foreign taxing jurisdictions will not be sufficient to realize the related income tax benefits for these assets.

        The tax credit carryforward amount of $12 million is primarily comprised of foreign tax credits, which can be utilized to reduce regular tax liabilities, which will, if unused, begin to expire in 2006.

        Total deferred tax assets and deferred tax liabilities were as follows:

(In Thousands)	2001	2000	1999
Deferred tax assets	$172,147	$228,688	$234,522
Deferred tax liabilities	(147,223)	(122,320)	(123,895)

	24,924	106,368	110,627

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

Note 15—Business Segments

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

(In Thousands)	2001	2000	1999
Revenue
Fresh fruit	$2,710,394	$2,764,731	$2,905,311
Fresh vegetables	873,871	885,597	768,869
Packaged foods	635,298	614,391	631,677
Fresh-cut flowers	196,430	200,562	201,656
Other operating segments	33,298	37,243	35,502

	4,449,291	4,502,524	4,543,015

EBIT
Fresh fruit	$48,478	$47,297	$60,613
Fresh vegetables	47,793	77,084	48,092
Packaged foods	43,684	56,877	56,352
Fresh-cut flowers	(18,717)	293	(4,886)
Other operating segments	(837)	(878)	678

Total operating segments	120,401	180,673	160,849
Corporate and other	(57,423)	(39,914)	(26,619)
Special gains and charges	—	5,323	(28,576)

	62,978	146,082	105,654

Assets
Fresh fruit	$1,407,979	$1,494,214	$1,657,731
Fresh vegetables	340,975	354,279	352,008
Packaged foods	355,499	573,864	597,007
Fresh-cut flowers	288,142	278,704	263,754
Other operating segments	8,963	21,546	18,313

Total operating segments	2,401,558	2,722,607	2,888,813
Corporate and other	345,135	78,727	105,678

	2,746,693	2,801,334	2,994,491

Depreciation and Amortization
Fresh fruit	$70,512	$77,281	$77,187
Fresh vegetables	14,557	14,308	14,566
Packaged foods	14,006	15,409	14,795
Fresh-cut flowers	9,578	9,176	9,795
Other operating segments	610	683	484
Corporate and other	8,691	8,486	6,676

	117,954	125,343	123,503

Capital Additions
Fresh fruit	$58,853	$60,485	$87,991
Fresh vegetables	16,770	13,012	17,544
Packaged foods	10,011	15,766	13,241
Fresh-cut flowers	31,297	15,864	5,514
Other operating segments	217	1,589	836
Corporate and other	2,604	3,839	11,473

	119,752	110,555	136,599

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

        The Company's revenue from external customers and net property, plant and equipment by geographic area were as follows:

(In Thousands)	2001	2000	1999
Revenue
United States	$2,180,414	$2,128,946	$1,946,001
Japan	516,317	594,823	575,494
Sweden	353,092	362,854	421,153
Germany	311,629	307,571	369,319
France	149,097	164,453	212,894
Italy	101,010	90,051	105,494
Other international	837,732	853,826	912,660

	4,449,291	4,502,524	4,543,015

(In Thousands)	2001	2000	1999
Property, plant and equipment—net
United States	$327,252	$350,508	$390,651
Costa Rica	78,549	91,861	97,714
Philippines	76,978	70,775	75,224
Oceangoing assets	76,597	62,261	71,710
Ecuador	67,287	60,333	43,196
Colombia	66,978	91,217	101,178
Other international	212,183	238,685	251,562

	905,824	965,640	1,031,235

Note 16—Related Party Transactions

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

Note 17—Quarterly Financial Information (Unaudited)

        The following table presents summarized quarterly results:

(In Thousands, Except Per-Share Data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2001
Revenue	$1,056,296	$1,163,453	$1,247,040	$982,502	$4,449,291
Gross margin	168,059	184,763	74,826	139,862	567,510
Net income (loss) from continuing operations	29,455	33,285	(103,902)	4,084	(37,078)
Net income from discontinued operations	5,264	3,683	9,146	169,389	187,482

Net income (loss)	34,719	36,968	(94,756)	173,473	150,404

Net income (loss) per common share—diluted
Continuing operations	$0.53	$0.59	$(1.86)	$0.07	(0.66)
Discontinued operations	0.09	0.07	0.16	3.00	3.33

Net income (loss) per common share—diluted	0.62	0.66	(1.70)	3.07	2.67

2000
Revenue	$1,069,465	$1,173,868	$1,257,969	$1,001,222	$4,502,524
Gross margin	170,972	188,705	146,395	118,256	624,328
Net income (loss) from continuing operations	30,647	38,944	(16,123)	(17,378)	36,090
Net income from discontinued operations	5,791	6,141	8,773	10,860	31,565

Net income (loss)	36,438	45,085	(7,350)	(6,518)	67,655

Net income (loss) per common share—diluted
Continuing operations	$0.55	$0.70	$(0.29)	$(0.31)	$0.65
Discontinued operations	0.10	0.11	0.16	0.19	0.56

Net income (loss) per common share—diluted	0.65	0.81	(0.13)	(0.12)	1.21

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

Note 18—Common Stock Data (unaudited)

        The following table shows the market price range of the Company's common stock for each quarter in 2001 and 2000:

	High	Low
2001
First quarter	$18.56	$14.94
Second quarter	16.83	14.72
Third quarter	24.32	16.40
Fourth quarter	27.30	19.33

Year	27.30	14.72

2000
First quarter	$16.75	$13.56
Second quarter	20.50	15.81
Third quarter	17.38	13.13
Fourth quarter	16.38	11.94

Year	20.50	11.94

Note 19—Subsequent Event

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

QuickLinks

Exhibit 13.1